Exhibit 99.3

James Hardie Industries plc
Irish Statutory Accounts
For the Year Ended 31 March 2020

James Hardie Industries plc

Directors’ Report and
Consolidated Financial Statements

For the Year Ended 31 March 2020

FY 2020 Irish Statutory Accounts

James Hardie Industries plc

FY 2020 Irish Statutory Accounts	i

James Hardie Industries plc
Reading this Report

These Irish Statutory Accounts contain a Directors’ Report and audited consolidated financial statements and accompanying footnote disclosures prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), modified to comply with specific provisions of Irish Company Law for the consolidated entity consisting of James Hardie Industries plc and its direct and indirect wholly-owned subsidiaries and special purpose entity, (collectively referred to as “the Company”). In addition, these Irish Statutory Accounts include the James Hardie Industries plc Company Balance Sheet and related footnotes prepared on the going concern basis under the historical cost convention in accordance with the Companies Act 2014 and Financial Reporting Standard 101 Reduced Disclosure Framework (“FRS 101”).

For the year ended 31 March 2020, the Company has included, as an Appendix to the Directors’ Report, its fiscal year 2020 US and Australian Annual Report (“FY2020 Annual Report”). This report has been filed with the US Securities and Exchange Commission (“SEC”) and, except for the exhibits to the FY2020 Annual Report, is included in its entirety as an Appendix to the Directors’ Report. These exhibits can be obtained by accessing the Company’s FY2020 Annual Report on Form 20-F on the SEC’s website at www.sec.gov and on the Investor Relations area of the Company’s website at www.jameshardie.com.au. Disclosures in the Directors’ Report and consolidated financial statements that are duplicative to the FY2020 Annual Report have been cross-referenced to the relevant section(s) in the FY2020 Annual Report.
The Independent Auditor’s Report included on pages 9-15 refers solely to the financial statements included in the Irish Statutory Accounts. The Report of Independent Registered Public Accounting Firm included in the FY2020 Annual Report (Appendix to the Directors’ Report) refers solely to the financial statements in the FY2020 Annual Report which were prepared under US GAAP. As such, readers should not rely on the Report of Independent Registered Public Accounting Firm included in the FY2020 Annual Report as it does not relate to the financial statements included in the Irish Statutory Accounts.

FY 2020 Irish Statutory Accounts	ii

James Hardie Industries plc
Directors’ Report
For the year ended 31 March 2020

The directors present their report and audited consolidated financial statements for the fiscal year ended 31 March 2020 on the consolidated entity of James Hardie Industries plc (“JHI plc” or the "Parent Company") and its wholly-owned subsidiaries and special purpose entity. Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and special purpose entity (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”.
The directors have elected to prepare the consolidated financial statements in accordance with Section 279 of the Companies Act 2014, which provides that a true and fair view of the assets and liabilities, financial position and profit or loss may be given by preparing the financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), as defined in Section 279(1) of the Companies Act 2014, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Act 2014 or of any regulations made thereunder.
Directors’ Compliance Statement
As required by section 225(2) of the Companies Act 2014, the directors acknowledge that they are responsible for the Company's compliance with its relevant obligations (as defined in section 225(1) of the Companies Act 2014). The directors confirm that a “compliance policy statement” (as defined in section 225(3)(a)) has been drawn up, that appropriate arrangements and structures that are, in the directors' opinion, designed to secure material compliance with the company’s relevant obligations have been put in place and that a review of those arrangements and structures has been conducted in the financial year to which this report relates.
Audit Committee
As required by section 167(3) of the Companies Act 2014, the directors hereby state that the Company has established an audit committee.
Principal Activities
See “Information on the Company – Business Overview – General Overview of our Business” in Section 1 of the Appendix to this Directors’ Report.
Review of the Development and Performance of the Business
Trends and Economic Events
See “Management’s Discussion and Analysis – Outlook and Trend Information” in Section 2 of the Appendix to this Directors’ Report.
Operating Results
See “Management’s Discussion and Analysis – Operating Results” in Section 2 of the Appendix to this Directors’ Report.
In addition, refer to Note 1 of the consolidated financial statements in relation to the differences arising between the Irish Statutory Accounts and the Appendix to the Directors' Report for the year ended 31 March 2019.

FY 2020 Irish Statutory Accounts	1

James Hardie Industries plc
Directors’ Report (continued)
For the year ended 31 March 2020

Liquidity and Capital Allocation

See “Management’s Discussion and Analysis – Liquidity and Capital Allocation” subsections “Overview”, “Sources of Liquidity”, “Cash Flow – Year Ended 31 March 2020”, “Borrowings”, “Capital Expenditures”, “Capital Management and Dividends” and “Management’s Discussion and Analysis – Contractual Obligations” in Section 2 of the Appendix to this Directors’ Report.

In addition, refer to Note 1 of the consolidated financial statements in relation to the differences arising between the Irish Statutory Accounts and the Appendix to the Directors' Report for the years ended 31 March 2019 and 2018.

Principal Risks and Uncertainties

See “Risk Factors” in Section 3 of the Appendix to this Directors’ Report.

Legal Proceedings

See “Legal Proceedings” in Section 3 of the Appendix to this Directors’ Report.

Financial Instruments

See Financial Instruments in Note 2 to the US GAAP consolidated financial statements in Section 2 of the Appendix to this Directors’ Report and “Quantitative and Qualitative Disclosures About Market Risk” in Section 3 of the Appendix to this Directors’ Report.

Research and Development

See “Information on the Company - Business Overview - Dependence on Trade Secrets and Research and Development (“R&D”)” in Section 1 of the Appendix to this Directors’ Report.

Capital Management and Dividends

See Note 18 to the US GAAP consolidated financial statements in Section 2 of the Appendix to this Directors’ Report and “Management’s Discussion Analysis – Liquidity and Capital Allocation – Capital Management and Dividends” in Section 2 of the Appendix to this Directors’ Report.

Results for the Year and Proposed Transfer to Reserves

The results for the year are set out in the consolidated statements of operations and comprehensive income on page 16. The balance to be transferred to reserves is US$241.5 million (2019: US$234.6 million).

In addition, refer to Note 1 of the consolidated financial statements in relation to the differences arising between the Irish Statutory Accounts and the Appendix to the Directors' Report for the years ended 31 March 2019.

Future Developments

See “Management’s Discussion and Analysis – Outlook and Trend Information” in Section 2 of the Appendix to this Directors’ Report.

FY 2020 Irish Statutory Accounts	2

James Hardie Industries plc
Directors’ Report (continued)
For the year ended 31 March 2020

Accounting Records

The measures taken by the directors to ensure compliance with the Company’s obligations under Section 281 to 285 of the Companies Act 2014 to keep adequate accounting records are the implementation of necessary policies and procedures for recording transactions, the employment of competent accounting personnel with appropriate expertise and the provision of adequate resources to the financial function.

The accounting records are maintained at the Company’s registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20.

See “Memorandum and Articles of Association – Key Provisions of Our Constitution – Company Books of Accounts” in Section 3 of the Appendix to this Directors’ Report.

Other Non-Financial Disclosures
These other non-financial disclosures are included for the purpose of Statutory Instrument 360/2017 European Union (Disclosure of Non-financial and Diversity Information by certain large undertakings and groups) Regulation 2017.

Our Business Model
See “Business Overview” in Section 1 of the Appendix to this Directors’ Report.
Environmental Matters
See “Environmental, Health and Safety Regulation” in Section 1, "Risk Factors" in Section 3 of the Appendix
to this Directors’ Report and the “sustainability” statement published on our website at www.ir.jameshardie.com.au.
Social and Employee Aspects
See “Principle 3: Act Ethically and Responsibly” and “Workplace Diversity” in Section 1 of the Appendix to this Directors’ Report and “Employees” in Section 3 of the Appendix to this Directors’ Report.
Respect for Human Rights
See “Principle 3: Act Ethically and Responsibly”, “Principle 5: Make Timely and Balanced Disclosure” and "Principle 6: Respect the Rights of Security Holders" in Section 1 of the Appendix to this Directors’ Report and “Sustainability” statement, the annual review and the James Hardie Global Code of Business Conduct on our investor relations website at www.ir.jameshardie.com.au for details of social responsibility programs.
Anti-Corruption and Bribery
See “Principle 3: Act Ethically and Responsibly,” “Insider Trading" and "Policies for Management of Material Business Risks" in Section 1 and "Risk Factors" in Section 3 of the Appendix to this Directors’ Report and the James Hardie Global Code of Business Conduct published on our investor relations website at www.ir.jameshardie.com.au.

FY 2020 Irish Statutory Accounts	3

James Hardie Industries plc
Directors’ Report (continued)
For the year ended 31 March 2020

Diversity on Board of Directors
See “Workplace Diversity” in Section 1 of the Appendix to this Directors’ Report.
Principal Risks
Principal risks relating to environmental matters, social and employee matters, respect for human rights and anti-bribery and corruption are actively monitored as part of the role of the Risk Management Committee. This includes any potential adverse impacts where relevant and proportionate, to our business relationships, products and services.
Key Performance Indicators
Key performance indicators ("KPIs") in relation to each of the above areas are discussed in the relevant sections of the Appendix to this Directors’ Report.
KPIs have been established for those areas of our business where we believe the impact to be potentially material. No formal KPIs are in place relating to respect for human rights or anti-bribery and corruption, although performance in these areas is actively monitored as part of our Risk Management Committee.
See “Sustainability” statement, the annual review and the James Hardie Global Code of Business Conduct on our investor relations website at www.ir.jameshardie.com.au for details of social responsibility programs.
Important Events Since Year End

On 14 May 2020, Harold Wiens and Nigel Stein were appointed as a non-executive director of the Company.
Directors of the Company

See “Board of Directors” in Section 1 of the Appendix to this Directors’ Report for a list of the Company’s directors along with their biographies. Other than Ms Alison Littley and Mr Rudolph van der Meer who retired to be directors of the Company on 9 August 2019, and Dr Moe Nozari, who was appointed as an independent non-executive director on 6 November 2019, the directors listed served on the Board throughout fiscal year 2020.

Disclosure of Information to Auditors

As required by section 330 of the Companies Act 2014, the directors who held office at the date of approval of this Directors’ Report confirm that so far as they are each aware, there is no relevant audit information of which the Company’s statutory auditors are unaware and each director has taken all steps that they ought to have taken as a director to make themselves aware of any relevant audit information and to establish that the Company’s statutory auditors are aware of that information.

Going Concern

Business activities, together with the factors likely to affect its future development, its financial position, financial risk management objectives, details of its financial instruments and derivative activities, and its exposures to price, credit, liquidity and cash flow risk of the Company are set out in Section 3 of the Appendix to this Directors’ Report.

FY 2020 Irish Statutory Accounts	4

James Hardie Industries plc
Directors’ Report (continued)
For the year ended 31 March 2020

On 11 March 2020 the World Health Organisation declared the Coronavirus (Covid-19) outbreak a pandemic. This public health crisis is having a dramatic effect on the world economy, capital markets and we anticipate a potential significant negative impact on our business, sales, results of operations and financial condition.
In order to mitigate the risks posed by the pandemic, management have announced a number of strategic measures to ensure the Company remains well positioned with sufficient liquidity to manage through a prolonged downturn if necessary. These include suspension of dividends until further notice, reduction in budgeted capital expenditure, making annual contributions to Asbestos Injuries Compensation Fund (AICF) in quarterly installments rather than one lump sum payment and implementing strategic cost-control measures globally including significant reduction of non-essential and controllable expenses.
The James Hardie group announced a number of changes to its global manufacturing operations which resulted in impairment charges of US$84.4 million in the fourth quarter of fiscal year 2020 along with a reduction in the workforce. These measures will ensure the Company can better match supply with demand and continue to deliver growth above market and with strong financial returns.
The James Hardie Group has considerable financial resources together with long- term contracts with a number of customers and suppliers across different geographic areas and industries. As a consequence, the directors believe that the James Hardie Group is well placed to manage its business risks successfully in the current economic outlook. After making enquiries, the directors have a reasonable expectation that the James Hardie Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the annual report and accounts.
JHI plc was in a net current liability position of US$1.9 million and nil at 31 March 2020 and 2019, respectively. The Parent Company has minimal liabilities other than amounts owed to the Group. These undertakings will not be repaid until all other debts are satisfied. In addition, the Group has cash reserves of US$144.4 million and US$365.4 million of available unused external loan facilities at 31 March 2020 which the Parent Company can access through an inter-company facility with its Treasury subsidiary. The directors are satisfied that the Parent Company will continue to generate adequate cash to meet all its obligations as they fall due. On this basis, and after making inquiries, the directors have reasonable expectations that the Parent Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Parent Company continues to adopt the going concern assumption in preparing the financial statements. These financial statements do not include any adjustments to the carrying amount or classification of assets and liabilities that would result if the Parent Company were unable to continue as a going concern.

Directors’ and Secretary’s Interests

No director, the Company Secretary nor any member of their immediate family had any interest in shares or debentures of any subsidiary. The interests of the executive director (Dr Jack Truong) and non-executive directors in the ordinary share capital of the Company at the beginning (or date of appointment if later) and end of fiscal year 2020 are set out in “Remuneration – Share Ownership and Stock Based Compensation Arrangements” in Section 1 of the Appendix to this Directors’ Report. The non-executive directors had no options or restricted stock units at the beginning and end of fiscal year 2020.

The interests of Ms Natasha Mercer, the Company Secretary, in the ordinary share capital of the Company was nil shares and 12,423 RSUs at 31 March 2020 and 110 shares and 6,585 RSUs at 31 March 2019.

FY 2020 Irish Statutory Accounts	5

James Hardie Industries plc
Directors’ Report (continued)
For the year ended 31 March 2020

Political Donations

No political contributions that require disclosure under Irish law were made during fiscal year 2020.

Subsidiary Companies

Information regarding subsidiary undertakings is provided in Note 34 to the consolidated financial statements.

Branches

As of 31 March 2020, the Company does not operate any branches outside of Ireland.

Annual General Meeting

The Annual General Meeting of the Company will be held on 7 August 2020 at James Hardie’s Corporate Headquarters in Dublin, Ireland.

Auditors

The auditors Ernst & Young, Chartered Accountants, are willing to continue in office and a resolution authorising the directors to fix their remuneration will be submitted at the Annual General Meeting.

On behalf of the Directors

/s/ Michael Hammes	/s/ Brian Anderson
Michael Hammes	Brian Anderson
May 19, 2020

FY 2020 Irish Statutory Accounts	6

James Hardie Industries plc
Directors’ Responsibilities Statement

Company law in the Republic of Ireland requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of the assets, liabilities and financial position of James Hardie Industries plc (“JHI plc” or the “Parent Company”) and of JHI plc and its wholly-owned subsidiaries and special purpose entity (collectively, the “Company” or the “Group”) and of the profit or loss of the Group for that period.

In preparing the financial statements of the Group, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgments and estimates that are reasonable and prudent;

•
comply with applicable accounting principles generally accepted in the United States of America (“US GAAP”) in accordance with the Companies Act 2014 to the extent that the use of US GAAP does not contravene any provision of the Companies Act or of any regulations made thereunder, subject to any material departures disclosed and explained in the financial statements; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The considerations set out above for the Group are also required to be addressed by the directors in preparing the financial statements of the Parent Company (which are set out on pages 41 to 52), in respect of which the applicable accounting standards are those which are generally accepted in the Republic of Ireland.
The directors have elected to prepare the Parent Company’s financial statements in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (“FRS 101”) as issued by the Financial Reporting Council together with the Companies Act 2014.
Under Irish Company Law, the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the assets, liabilities and financial position of the Group and Parent Company as at the end of the financial year, and the profit or loss of the Group for the financial year, and otherwise comply with the Companies Act 2014.
The directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy the assets, liabilities, financial position and profit and loss of the Parent Company and which enable them to ensure that the financial statements of the Group are prepared in accordance with US GAAP and comply with the provisions of the Companies Act 2014. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

FY 2020 Irish Statutory Accounts	7

Appendix to the
Directors’ Report

FY 2020 US and Australian Annual Report

(This document is an appendix to, and constitutes an integral part of, the Directors’ Report.)

FY 2020 Irish Statutory Accounts	8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2020
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from       to
Commission file number 1-15240
JAMES HARDIE INDUSTRIES plc
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Ireland
(Jurisdiction of incorporation or organization)
Europa House, Second Floor
Harcourt Centre
Harcourt Street, Dublin 2, D02, WR20, Ireland
(Address of principal executive offices)
Natasha Mercer
Corporate Secretary
(Contact name)
353 1411 6924 (Telephone)                 353 1479 1128 (Facsimile)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol:	Name of each exchange on which registered:
Common stock, represented by CHESS Units of Foreign Securities	JHX	New York Stock Exchange*
CHESS Units of Foreign Securities	JHX	New York Stock Exchange*
American Depositary Shares, each representing one unit of CHESS Units of Foreign Securities	JHX	New York Stock Exchange
* Listed, not for trading, but only in connection with the registered American Depositary Shares, pursuant to the requirements of the U.S. Securities and Exchange Commission
Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:
443,144,740 shares of common stock at 31 March 2020
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒  Yes   ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes ☒  No
Note — Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes   ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒  Yes   ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒
Accelerated filer	☐
Non-accelerated filer	☐
Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after 5 April 2012.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒

International Financial Reporting Standards as issued by the International Accounting Standards Board	☐

Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
☐  Item 17  ☐  Item 18
If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

2020
ANNUAL REPORT
ON FORM 20-F

James Hardie 2020 Annual Report on Form 20-F	i

James Hardie 2020 Annual Report on Form 20-F	ii

FORM 20-F CROSS REFERENCE

Page(s)
PART 1
Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information
A. Selected Financial Data	1-3
B. Capitalization and Indebtedness	Not applicable
C. Reasons for the Offer and Use of Proceeds	Not applicable
D. Risk Factors	148-166
Item 4. Information on the Company
A. History and Development of the Company	4-5; 17-18; 189
B. Business Overview	6-13
C. Organizational Structure	5; 14
D. Property, Plants and Equipment	15-18; 89
Item 4A. Unresolved Staff Comments	None
Item 5. Operating and Financial Review and Prospects
A. Operating Results	77-86
B. Liquidity and Capital Resources	86-91
C. Research and Development, Patents and Licenses, etc.	12
D. Trend Information	91
E. Off-Balance Sheet Arrangements	91
F. Tabular Disclosure of Contractual Obligations	92
G. Safe Harbor	70-71
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management	19-29
B. Compensation	30-46
C. Board Practices	24-29; 47-69
D. Employees	171
E. Share Ownership	43-46
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders	193-195
B. Related Party Transactions	59
C. Interests of Experts and Counsel	Not Applicable
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information	93-146; 178-179
B. Significant Changes	None
Item 9. The Offer and Listing
A. Offer and Listing Details	171-173
B. Plan of Distribution	Not Applicable
C. Markets	172
D. Selling Shareholders	Not Applicable

James Hardie 2020 Annual Report on Form 20-F	iii

PART 1 (continued)
E. Dilution	Not Applicable
F. Expenses of the Issue	Not Applicable
Item 10. Additional Information
A. Share Capital	Not Applicable
B. Memorandum and Articles of Association	174-181
C. Material Contracts	181
D. Exchange Controls	181-182
E. Taxation	182-189
F. Dividends and Paying Agents	Not Applicable
G. Statement by Experts	Not Applicable
H. Documents on Display	189
I. Subsidiary Information	Not Applicable
Item 11. Quantitative and Qualitative Disclosures About Market Risk	190-192
Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities	Not Applicable
B. Warrants and Rights	Not Applicable
C. Other Securities	Not Applicable
D. American Depositary Shares	172-173
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15. Controls and Procedures	169-170
Item 16A. Audit Committee Financial Expert	63
Item 16B. Code of Ethics	61-62
Item 16C. Principal Accountant Fees and Services	147
Item 16D. Exemptions from the Listing Standards for Audit Committees	None
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	None
Item 16F. Change in Registrant’s Certifying Accountant	None
Item 16G. Corporate Governance	47-69
Item 16H. Mine Safety Disclosures	16-17
PART III
Item 17. Financial Statements	Not Applicable
Item 18. Financial Statements	93-146
Item 19. Exhibits	198-203

James Hardie 2020 Annual Report on Form 20-F	1

SECTION 1
INTRODUCTION
James Hardie Industries plc is a world leader in the manufacture of fiber cement siding and backerboard and a market leader in Europe for fiber gypsum products. Our products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing, repair and remodeling and a variety of commercial and industrial applications. We manufacture numerous types of fiber cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and trim and soffit lining, internal linings, facades and floor and tile underlay. We also manufacture fiber gypsum products that are used in a variety of applications such as dry lining walls, timber frame walls and flooring applications. Our current primary geographic markets include the United States of America (“US,” “USA” or the “United States”), Canada, Australia, New Zealand, the Philippines and Europe.
James Hardie Industries plc is a “public limited company,” incorporated and existing under the laws of Ireland. Except as the context otherwise may require, references in this Annual Report on Form 20-F (this “Annual Report”) to “James Hardie,” the “James Hardie Group,” the “Company,” “JHI plc,” “we,” “our” or “us” refer to James Hardie Industries plc, together with its direct and indirect wholly owned subsidiaries as of the time relevant to the applicable reference.
For certain information about the basis of preparing the financial information in this Annual Report, see “Section 2 – Reading this Report.” In addition, this Annual Report contains statements that constitute “forward-looking statements.” For an explanation of forward-looking statements and the risks, uncertainties and assumptions to which they are subject, see “Section 2 – Reading this Report.” Further, a “Glossary of Abbreviations and Definitions” has also been included under Section 4 of this Annual Report.
The term “fiscal year” refers to our fiscal year ended 31 March of such year; the term “dollars,” “US$” or “$” refers to US dollars; the term “A$” refers to Australian dollars; and the term "EUR" or “€” refers to Euro.

Information contained in or accessible through the websites mentioned in this Annual Report does not form a part of this Annual Report unless we specifically state that it is incorporated by reference herein. All references in this Annual Report to websites are inactive textual references and are for information only.

SELECTED FINANCIAL DATA
We have included in this Annual Report the audited consolidated financial statements of the Company, consisting of our consolidated balance sheets as of 31 March 2020 and 2019, and our consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ equity (deficit) for each of the years ended 31 March 2020, 2019 and 2018, together with the related notes thereto. The consolidated financial statements included in this Annual Report have been prepared in accordance with accounting principles generally accepted in the US (“US GAAP”).
The selected consolidated financial information, summarized below, for the five most recent fiscal years has been derived in part from the Company’s consolidated financial statements. You should read the selected consolidated financial information in conjunction with the Company’s consolidated financial statements and related notes contained in “Section 2 – Consolidated Financial Statements” and with the information provided in “Section 2 – Management’s Discussion and Analysis.” Historic financial data is not necessarily indicative of our future results and you should not unduly rely on it.

James Hardie 2020 Annual Report on Form 20-F	2

Consolidated Statement of Operations Data (Millions of US dollars)	2020	2019	2018	2017	2016
Net sales	$2,606.8	$2,506.6	$2,054.5	$1,921.6	$1,728.2
Income from operations[1]	241.5	228.8	146.1	276.5	244.4
Net income[1]	$241.5	$228.8	$146.1	$276.5	$244.4

Consolidated Balance Sheet Data (Millions of US dollars)	2020	2019	2018	2017	2016
Total assets	$4,028.3	$4,032.6	$2,351.0	$2,012.7	$2,029.4
Net assets (liabilities)	1,035.3	974.4	(221.5)	(212.2)	(225.2)
Common stock	$230.6	$230.0	$229.5	$229.1	$231.4

Shares (Millions)	2020	2019	2018	2017	2016
Basic weighted average number of common shares	442.6	441.9	441.2	442.7	445.3
Diluted weighted average number of common shares	444.1	443.0	442.3	443.9	447.2

Earnings Per Share (US dollar)	2020	2019	2018	2017	2016
Income from operations per common share – basic	$0.55	$0.52	$0.33	$0.62	$0.55
Net income per common share – basic	0.55	0.52	0.33	0.62	0.55
Income from operations per common share – diluted	0.54	0.52	0.33	0.62	0.55
Net income per common share – diluted	0.54	0.52	0.33	0.62	0.55
Dividends declared per share	0.36	0.40	0.38	0.39	0.58
Dividends paid per share	$0.36	$0.40	$0.38	$0.39	$0.58

Other Financial Data	2020	2019	2018	2017	2016
Cash Flow (Millions of US dollars)
Net cash provided by operating activities[2]	$451.2	$304.0	$308.5	$382.5	$222.9
Net cash used in investing activities[2]	(203.8)	(864.4)	(245.5)	(109.0)	(66.6)
Net cash (used in) provided by financing activities	$(179.0)	$364.2	$60.6	$(210.0)	$(121.2)
Volume (million square feet)
North America Fiber Cement	2,481.6	2,308.1	2,238.8	2,215.4	1,969.2
Asia Pacific Fiber Cement[3]	532.6	546.1	494.7	448.2	449.6
Asia Pacific Fiber Cement excluding[4]	532.6	546.1	494.7	448.2	439.8
Europe Building Products[5]	827.5	815.8	34.0	39.0	31.3
Net Sales (Millions of US dollars)
North America Fiber Cement	$1,816.4	$1,676.9	$1,578.1	$1,493.4	$1,335.0
Asia Pacific Fiber Cement[3]	418.4	446.8	425.4	370.6	341.9
Asia Pacific Fiber Cement excluding[4]	418.4	446.8	425.4	370.6	336.8
Europe Building Products[5]	371.4	368.3	36.3	41.2	37.5
Other Businesses[6]	$0.6	$14.6	$14.7	$16.4	$13.8
Average sales price per unit (per thousand square feet)
North America Fiber Cement	$725	$718	$698	$665	$669
Asia Pacific Fiber Cement[3]	700	724	762	758	709
Asia Pacific Fiber Cement excluding[4]	700	724	762	758	713
Europe Building Products[5]	$345	$354	$950	$977	$986

James Hardie 2020 Annual Report on Form 20-F	3

____________

1
Income from operations and net income include the following: asbestos adjustments, Asbestos Injuries Compensation Fund (“AICF”) selling, general and administrative (“SG&A”) expenses, AICF interest income (expense), loss on early debt extinguishment, Fermacell acquisition costs, asset impairment charges and product line discontinuation expenses, New Zealand weathertightness claims and related tax adjustments.

	(Millions of US dollars)
Other Financial Data	2020	2019	2018	2017	2016
Asbestos adjustments (expense) benefit	$(58.2)	$(22.0)	$(156.4)	$40.4	$5.5
AICF SG&A expenses	(1.7)	(1.5)	(1.9)	(1.5)	(1.7)
AICF interest income (expense)	1.4	2.0	1.9	(1.1)	(0.3)
Loss on early debt extinguishment	—	(1.0)	(26.1)	—	—
Fermacell acquisition costs	—	—	(10.0)	—	—
Asset impairment charges and product line discontinuation expenses	(84.4)	(29.5)	—	—	—
New Zealand weathertightness claims	—	—	—	—	(0.5)
Tax adjustments	$31.6	$(19.7)	$47.3	$(9.9)	$(1.5)

For additional information on asbestos adjustments, AICF SG&A expenses, AICF interest income (expense), loss on early debt extinguishment, asset impairments and product line discontinuation and New Zealand weathertightness, see “Section 2 – Management’s Discussion and Analysis” and Notes 2, 7, 8, 11, 13, 15 and 19 to our consolidated financial statements in Section 2.

2
Net cash provided by operating activities and net cash used in investing activities have been revised for fiscal years 2019 and 2018 to correct the amount of purchases of property, plant and equipment which were not yet paid. The Company concluded that the error did not have a material impact on the previously reported statement of cash flows for fiscal years 2019 and 2018 or affect the trend of financial results. See Note 2 to our consolidated financial statements in Section 2 for details on the immaterial change in statement of cash flow line items.

3
Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands.

4	Excludes the Australian Pipes business which we sold in the first quarter of fiscal year 2016.

5	Europe Building Products segment includes our Fermacell business acquired in April 2018 and our fiber cement products manufactured in the United States that are sold in Europe.

6
The Other Businesses segment ceased to be an operating and reportable segment effective 31 March 2020 due to the Company's completion of its exit of its non-fiber cement manufacturing and sales activities in North America, including fiberglass windows.

.

James Hardie 2020 Annual Report on Form 20-F	4

INFORMATION ON THE COMPANY
History and Development of the Company

About James Hardie

James Hardie Industries plc is incorporated and existing under the laws of Ireland. As an Irish plc, we are governed by the Irish Companies Act 2014 and we operate under the regulatory requirements of numerous jurisdictions and organizations, including the Australian Securities Exchange ("ASX"), Australian Securities and Investments Commission ("ASIC"), the New York Stock Exchange (“NYSE”), the United States Securities and Exchange Commission (“SEC”), the Irish Takeover Panel and various other rulemaking bodies.
The address of our registered office in Ireland is Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. The telephone number is +353 1411 6924. Our agent in the United States is CT Corporation. Its office is located at 28 Liberty Street - 42nd Floor, New York, New York 10005. The address of our registered office in Australia is Level 20, 60 Castlereagh Street, Sydney NSW 2000 and the telephone number is +61 2 8845 3360. Our share registry is maintained by Computershare Investor Services Pty Ltd. All inquiries and correspondence regarding holdings should be directed to: Computershare Investor Services Pty Ltd, Level 5, 115 Grenfell Street, Adelaide, SA 5000; telephone: +61 3 9415 4000 or toll free within Australia: 1300 855 080. Our American Depositary Receipt ("ADR") register is maintained by Deutsche Bank. All inquiries and correspondence regarding American Depositary Shares ("ADSs") should be directed to Deutsche Bank, 60 Wall Street, New York, New York 10005, United States; telephone 1-212-250-9100.
Our History
James Hardie was established in 1888 as an import business, listing on the ASX in 1951 to become a publicly owned company in Australia. After becoming a listed company, we built a diverse portfolio of building and industrial products. In the late-1970s, we pioneered the development of asbestos-free fiber cement technology and in the early-1980’s began designing and manufacturing a wide range of fiber cement building products that made use of the benefits that came from the products’ durability, versatility and strength. Using the technical and manufacturing expertise developed in Australia, we expanded into the United States, opening our first fiber cement plant in Fontana, California in February 1990. Since then, we have expanded our product portfolio and global footprint, with fiber cement manufacturing plants across the United States, Australia, New Zealand and the Philippines. In April 2018, we completed the acquisition of Fermacell, a market leader in fiber gypsum and cement-bonded boards in Europe. Today, James Hardie is a leading global manufacturer of a wide range of fiber cement and fiber gypsum building products in each of the United States, Australia, Europe, New Zealand and the Philippines.
Our Agreement with Asbestos Injuries Compensation Fund
Prior to 1987, ABN 60 Pty Limited (formerly James Hardie Industries Limited, then the ultimate parent company of the James Hardie Group) (“ABN 60”) and two of its former subsidiaries, Amaca Pty Limited (“Amaca”) and Amaba Pty Limited (“Amaba”) (collectively, the “Former James Hardie Companies”), manufactured products in Australia that contained asbestos. The manufacture and sale of these products has resulted in liabilities for the Former James Hardie Companies in Australia.
In February 2007, our shareholders approved the Amended and Restated Final Funding Agreement (“AFFA”) entered into on 21 November 2006 to provide long-term funding to AICF for the compensation of proven Australian-related personal injuries for which the Former James Hardie Companies are found liable. AICF, an independent trust, subsequently assumed ownership of the Former James Hardie Companies. We do

James Hardie 2020 Annual Report on Form 20-F	5

not own AICF, however, we are entitled to appoint three directors, including the Chairman, and the New South Wales (“NSW”) Government is entitled to appoint two directors.
Under the terms of the AFFA, subject to the operation of an annual cash flow cap, James Hardie 117 Pty Ltd (the “Performing Subsidiary”) will make annual payments to AICF. The amount of these annual payments is dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF, changes in the AUD/USD exchange rate and the annual cash flow cap. JHI plc owns 100% of the Performing Subsidiary and guarantees the Performing Subsidiary’s obligation. As a result, for US GAAP purposes, we consider JHI plc to be the primary beneficiary of AICF.
Although we have no legal ownership in AICF, for financial reporting purposes, our interest in AICF is considered variable and we consolidate AICF due to our pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. For additional information on our consolidation of AICF and asbestos-related assets and liabilities, see Note 2 to our consolidated financial statements.
Corporate Structure
The following diagram summarizes our corporate structure at 31 March 2020:

James Hardie 2020 Annual Report on Form 20-F	6

Business Overview
General Overview of Our Business
We are a world leader in the manufacture of fiber cement building materials. Based on net sales, we believe we are the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. We market our fiber cement products and systems under various brand names, such as HardiePlank®, HardiePanel®, HardieTrim® and HardieBacker® boards, and other brand names such as Aspyre Collection by James Hardie™, Artisan®, Reveal®, Cemplank®, Scyon® and Linea®. We are also a market leader in the European premium dry lining business, especially in Germany and Switzerland. We market our fiber gypsum and cement-bonded boards under the Fermacell® brand and our fire-protection boards under the AESTUVER® brand.
The breakdown of our net sales by operating segment for each of our last three fiscal years is as follows:

	(Millions of US dollars)
	2020	2019	2018
North America Fiber Cement	$1,816.4	$1,676.9	$1,578.1
Asia Pacific Fiber Cement	418.4	446.8	425.4
Europe Building Products	371.4	368.3	36.3
Other Businesses[1]	0.6	14.6	14.7
Total Net Sales	$2,606.8	$2,506.6	$2,054.5

____________

1	The Other Businesses segment ceased to be an operating and reportable segment effective 31 March 2020.
Products
We manufacture fiber cement, fiber gypsum and cement bonded boards. Our fiber cement building materials includes a wide-range of products for both internal and external use across a broad range of applications, including: external siding, internal walls, floors, ceilings, soffits, trim, decking and facades. While there are some market specific products, our core fiber cement products, planks and flat panels are sold across all of the markets in which we operate. Our fiber gypsum and cement-bonded boards are used mainly for interior applications such as dry lining walls, walls in timber frame buildings and flooring solutions. In addition, our cement-bonded boards are used in exterior and industrial applications as well as for fire protection.
Products Used in External Applications
We developed a proprietary technology platform that enables us to produce thicker yet lighter-weight fiber cement products that are generally easier to handle than most traditional building products. Further, we believe that our fiber cement products provide certain durability and performance advantages leading to improved maintenance, while offering comparable aesthetics to competing products, such as wood, and superior aesthetics when compared to vinyl siding.
Performance and design advantages:

•	Our fiber cement products exhibit resistance to the damaging effects of moisture, fire, impact and termites compared to natural and engineered wood and wood-based products;

•	Competing products do not duplicate fiber cement aesthetics and the characteristics necessary for effectively accepting paint applications;

James Hardie 2020 Annual Report on Form 20-F	7

•	Our fiber cement products provide the ability to imprint designs that closely resemble the patterns and profiles of traditional building materials such as wood and stucco;

•
The surface properties of our products provide an effective paint-holding finish, especially when compared to natural and engineered wood products, allowing for greater periods of time between necessary maintenance and repainting; and

•
Compared to masonry construction, fiber cement is lightweight, physically flexible and can be cut using readily available tools, making our products more appealing across a broad range of architectural styles, be it of timber or steel-framed construction.

We believe the benefits associated with our fiber cement products have enabled us to gain a competitive advantage over competing products.
Products Used in Internal Applications
Compared to natural and oriented strand board ("OSB") and wood-based products, we believe our product range for internal applications provide the same general advantages provided by our products for external applications. In addition, our fiber cement products for internal applications exhibit less movement in response to exposure to moisture and impact damage than many competing products, providing a more consistent and durable substrate on which to install tiles. Further, we believe our ceramic tile underlayment products exhibit better handling and installation characteristics compared to fiberglass mesh cement boards. We believe our fiber gypsum products offer superior stability, fire safety and sound insulation properties compared to OSB and gypsum plaster boards. Furthermore, we believe our fiber gypsum flooring solutions offer superior handling properties, especially in the modernization of existing buildings, compared to wet screed solutions.
Significant New Products
In the United States, new products released over the last three years include Hydrodefense HardieBackerTM, expanded ColorPlus offering through the Dream CollectionTM and Statement CollectionTM higher ventilation VentedPlus HardieSoffitTM. In addition, we also launched the Aspyre Collection by James Hardie™, which brings together the modernity of our Reveal® Panel System (now available with color matching Reveal® Surround Trim and Exposed Fasteners in 24 colors) with the traditional profiles of our Artisan® siding products (in addition to V-Groove and lap siding, the range has been expanded to include Bevel Channel, Square channel, Shiplap and Beaded lap).
In Australia and New Zealand, extensions to the existing growing product lines Stria® cladding and Axon® cladding have been launched to increase design versatility in line with Modern design trends with Stria® Splayed 255mm and Axon® Grained 133mm cladding, respectively. More recently, we expanded our exteriors offer with looks, ExoTec® VeroTM façade panel, a pre-finished concrete look panel and EasyTex™ panel, a revolutionary fiber cement panel embedded with a fine texture to deliver a modern render design aesthetic.
In Australia, we have also launched performance systems and accessories as part of our HardieSmart® range that enable high performance solutions with low wall footprint for narrow land lots, these aim to include HardieFire® Insulation, HardieBreak® Thermal Strip, as well as the HardieSmart® Boundary, Aged Care, Intertenancy and ZeroLot® Wall Systems. Lastly, building on New Zealand’s success, RABTM board was launched in Australia, a fiber cement rigid air barrier that can be used beneath cladding, providing added protection against the elements. This panel is sealed with James Hardie’s innovative CoreShield® penetrating sealer technology.
In New Zealand, over the same timeframe, the growing Secura® flooring line in Australia was launched in the region including both Secura® Interior Flooring and Secura® Exterior Flooring, and the Trim and RAB® lines were expanded by launching Axent® Fascia, HomeRABTM 4.5mm Pre Cladding, respectively.

James Hardie 2020 Annual Report on Form 20-F	8

In the Philippines, new products released over the past three years include the Hardieflex® Filled Wall System (a permanent formwork wall system tailored for the Philippines market), Hardieflex® Wet Area Walls lining and Hardieflex® Vented Eaves. An improved version of their wall jointing compound has been launched under the HardieFlex® putty trademark.
In Europe, new fiber cement products released over the past three years include HardieWindbreaker™ sheathing board and associated accessories, a solution to provide the next generation in weather defense for buildings, along with HardieFoamTM, a solution for install of HardieBacker®. In our Fermacell business, new products released over the last three years include AESTUVER® Tx board, a key milestone for our fire protection boards offering.
Principal Markets for Our Products
United States and Canada
In the US and Canada, the largest application for fiber cement building products is in external siding for the residential building industry. The external siding market includes various cladding types, including fiber cement, vinyl, natural wood, OSB, hardboard, brick, stucco and stone. Based on industry estimates, vinyl has the largest share of the US and Canadian external siding markets. External siding typically occupies a significant square footage component of the outside of every building. Selection of siding material is based on installed cost, durability, aesthetic appeal, strength, weather resistance, maintenance requirements and cost, insulating properties and other features. Different regions of the US and Canada show a preference amongst siding materials according to economic conditions, weather, materials availability and local preference.
Demand for siding in the US and Canada fluctuates based on the level of new residential housing starts and the repair and remodeling activity of existing homes. The level of activity is generally a function of interest rates and the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation, household income and wage growth, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. The sale of fiber cement products in North America accounts for the largest portion of our net sales, accounting for 70%, 67% and 77% of our total net sales in fiscal years 2020, 2019 and 2018, respectively. The year-over-year change from fiscal year 2018 to fiscal year 2019 in the percentage of net sales attributable to our North America sales was primarily a result of our Fermacell acquisition.
In the US and Canada, competition in the external siding market comes primarily from substitute products, such as natural wood or OSB, vinyl, stucco and brick. We believe we can continue to increase our market share from these competing products through targeted marketing programs designed to educate customers on our brand and the performance, design and cost advantages of our products.
Asia Pacific
In the Asia Pacific region, we principally sell into the Australian, New Zealand and Philippines markets, with the residential building industry representing the principal market for fiber cement products. The largest applications of fiber cement across our three primary markets are in external cladding, internal walls, ceilings, floors, soffits and facades. We believe the level of activity in this industry is generally a function of interest rates, inflation, household income and wage growth, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for fiber cement building products is also affected by the level of new housing starts and renovation activity.

James Hardie 2020 Annual Report on Form 20-F	9

In Australia, competition from imports and two locally based fiber cement manufacturers has intensified over the past decade. Additionally, we continue to see competition from natural and engineered wood, wallboard, masonry and brick products.
In New Zealand, we continue to see competition intensifying as fiber cement imports have become more cost competitive and overseas manufacturers look to supplement their primary operating environments with additional markets.
In the Philippines, we have seen fiber cement gain broader acceptance across a range of product applications in the last decade, leading to additional fiber cement products entering the market. We see fiber cement having long-term growth potential not only in the Philippines, but across Asia and the Middle East, as the benefits of its light-weight and durability become more widely recognized.
Europe
In April 2018, we completed the acquisition of Fermacell, a market leader in fiber gypsum and cement-bonded boards in Europe. Similar to James Hardie’s fiber cement products, we believe Fermacell’s fiber gypsum boards deliver superior performance relative to competitive products, such as gypsum plaster and OSB boards.
Fermacell’s products comprise fiber gypsum and cement-bonded boards, two complementary products in the high performance board space, mainly used in: (1) timber frame construction; (2) dry lining applications; (3) Do-It-Yourself ("DIY"); and (4) structural fire protection. Fermacell’s products are sold into the residential repair and remodel, commercial and residential new construction markets.
Fermacell’s key markets in Europe include Germany, Switzerland, UK, Denmark, France, Belgium, Netherlands and Luxembourg, where we sell our products to residential and commercial new-build as well as to repair and remodel. In addition, our fire protection AESTUVER® boards are sold to projects worldwide.
In Europe, our fiber cement building products are used in both residential and commercial building applications in external siding, internal walls, floors and soffits. We compete in most segments, except roofing, and promote the use of fiber cement products against traditional masonry and wood-based products. Since we commenced selling our products in Europe in fiscal year 2004, we have continued to work to grow demand for our products by building awareness among distributors, builders and contractors.
Seasonality
On a consolidated basis we do not have significant seasonality, however we do see shifts in our segments within the year. Our businesses typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending in December and March generally reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending in March is usually the quarter most affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June through September and during the last half of December due to the slowdown in business activity over the holiday period. In Europe, the quarter ending September is affected by summer holidays and the quarter ending December is affected by a slow-down in construction activities around calendar year-end holidays. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors. See “Section 3 – Risk Factors.”
Raw Materials
The principal raw materials used in the manufacture of our fiber cement products are cellulose fiber (wood-based pulp), silica (sand), Portland cement and water. The key raw materials used in the manufacture of

James Hardie 2020 Annual Report on Form 20-F	10

our fiber gypsum products are gypsum, recycled paper and water. We have established supplier relationships for all of our raw materials across the various markets in which we operate, and we do not anticipate having difficulty in obtaining our required raw materials from these suppliers. The purchase price of these raw materials and other materials can fluctuate depending on the supply-demand situation at any given point in time.
We work hard to reduce the effect of both price fluctuations and supply interruptions by entering into contracts with qualified suppliers and through continuous internal improvements in both our products and manufacturing processes.
Cellulose Fiber
Reliable access to specialized and consistent quality pulp is critical to the production of fiber cement building materials. As a result of our many years of experience and expertise in the industry, we share our internal expertise with pulp producers in New Zealand, the United States, Canada and Chile to ensure they are able to provide us with a highly specialized and proprietary formula crucial to the reinforcing cement matrix of our fiber cement products. We have confidentiality agreements with our pulp producers, and we have obtained patents in the United States and in certain other countries covering certain unique aspects of our pulping formulas and processes that we believe cannot adequately be protected through confidentiality agreements. However, we cannot be assured that our intellectual property and other proprietary information will be protected in all cases. See “Section 3 – Risk Factors.”
Silica
High purity silica is sourced locally by the various production plants. In the majority of locations, we use silica sand as a silica source. In certain other locations, however, we process quartz rock and beneficiate silica sand to ensure the quality and consistency of this key raw material.
Cement
Cement is acquired in bulk from local suppliers. We continue to evaluate options on agreements with suppliers for the purchase of cement that can lock in our cement prices over longer periods of time.
Water
We primarily use local water supplies and process all wastewater to comply with environmental requirements.
Gypsum
The primary types of gypsum used in the production of our fiber gypsum products are natural and synthetic gypsum. Natural gypsum is extracted and processed in Germany and Spain. Synthetic gypsum is obtained from coal-fired power plants in Germany, Poland and the Netherlands. While synthetic gypsum will be phased out due to the coal power plant phase-out in the European Union, we are well positioned for the future with natural gypsum sources. In Germany, we have secured long-term contracts for the supply of natural gypsum and we have invested in a natural gypsum mine in Spain.
Recycled Paper

Recycled paper is generally acquired from local suppliers and we currently maintain long-term contracts with our key suppliers.

James Hardie 2020 Annual Report on Form 20-F	11

Sales, Marketing and Distribution
The principal markets for our fiber cement products are the United States, Australia, New Zealand, the Philippines, Canada, and parts of Europe, including the United Kingdom, France, Denmark and Germany. In addition, in the past fiscal year, we have sold fiber cement products in several other markets, including Switzerland, the Middle East, South Korea, Taiwan, Hong Kong and various Pacific Islands. The principal markets for our fiber gypsum products are in Europe, including Germany, Switzerland, Denmark, France, Belgium, Netherlands, Luxembourg and the United Kingdom.
Our brand names, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy.
We offer our customers support through a specialized fiber cement and fiber gypsum sales force and customer service infrastructure in North America, Australia, New Zealand, the Philippines and Europe.
Our customer service infrastructure includes inbound customer service support coordinated nationally in each country, and is complemented by outbound telemarketing capability. Within each regional market, we provide sales and marketing support to building products dealers and lumber yards and also provide support directly to the customers of these distribution channels, principally homebuilders and building contractors.
We maintain dedicated regional sales management teams in our major sales territories, with our national sales managers and national account managers, together with regional sales managers and sales representatives, maintaining relationships with national and other major accounts. Our various sales forces, which in some instances manage specific product categories, include skilled trades people who provide on-site technical advice and assistance.
In North America, we sell fiber cement products for new residential construction predominantly to distributors, which then sell these products to dealers or lumber yards. This two-step distribution process is supplemented with direct sales to dealers and lumber yards as a means of accelerating product penetration and sales. Repair and remodel products in North America are typically sold through the large home center retailers and specialist distributors. Our products are distributed across North America primarily by road and, to a lesser extent, by rail.
In Australia and New Zealand, both new construction and repair and remodel products are generally sold directly to distributor/hardware stores and lumber yards rather than through the two-step distribution process. In the Philippines, a network of thousands of small to medium size retail outlets sell our fiber cement products to consumers, builders and real estate developers, although in recent years, DIY type stores have started to enter the Philippines market. The physical distribution of our product in each country is primarily by road, rail or sea transport. Products manufactured in Australia, New Zealand and the Philippines are also exported to a number of markets in Asia, various Pacific Islands, and the Middle East by sea transport.

In Europe, both new construction and repair and remodel products are primarily sold to builder’s merchants and DIY type stores. These customers then sell the products to applicators such as dry liners, timber frame companies, smaller applicators and end consumers. Our products are distributed across Europe primarily by road and rail and, to a lesser extent, by sea transport.
Despite the fact that distributors and dealers are generally our direct customers, we also aim to increase primary demand for our products by marketing our products directly to homeowners, architects and builders. We encourage them to specify and install our products because of the quality and craftsmanship of our products.

James Hardie 2020 Annual Report on Form 20-F	12

Geographic expansion of our fiber cement business has occurred in markets where framed construction is prevalent for residential applications or where there are opportunities to change building practices from masonry to framed construction. Expansion is also possible where there are direct substitution opportunities irrespective of the methods of construction. Our entry into the Philippines is an example of the ability to substitute fiber cement for an alternative product (in this case plywood). With the exception of our current major markets, as well as Japan and certain rural areas in Asia, Scandinavia, and Eastern Europe, most markets in the world principally utilize masonry construction for external walls in residential construction. Accordingly, further geographic expansion depends substantially on our ability to provide alternative construction solutions and for those solutions to be accepted in those markets.
Dependence on Trade Secrets and Research and Development (“R&D”)
We pioneered the successful development of cellulose reinforced fiber cement and, since the early-1980s, have progressively introduced products developed as a result of our proprietary product formulation and process technology. The introduction of differentiated products is one of the core components of our global business strategy. This product differentiation strategy is supported by our significant investment in R&D activities.
We view spending on R&D as the key to sustaining our existing product leadership position, by providing a continuous pipeline of innovative new products and technologies with sustainable performance and design advantages over our competitors. Further, through our investments in new process technology or by modifying existing process technology, we aim to keep reducing our capital and operating costs and to find new ways to make existing and new products. As such, we expect to continue allocating significant funding to these endeavors.
Our current patent portfolio is based mainly on fiber cement compositions, associated manufacturing processes and the resulting products. Our non-patented technical intellectual property consists primarily of our operating and manufacturing know-how and raw material and operating equipment specifications, all of which are maintained as trade secret information. We have enhanced our abilities to effectively create, manage and utilize our intellectual property and have implemented a strategy that increasingly uses patenting and trade secret protection to protect and increase our competitive advantage.
In addition, we have a variety of industrial, commercial and financial contracts relating to our proprietary manufacturing processes. While we are dependent on the competitive advantage that these items provide as a whole, we are not dependent on any one of them individually and do not consider any one of them individually to be material. We do not materially rely on intellectual property licensed from any outside third parties. However, we cannot assure that our intellectual property and other proprietary information will be protected in all cases. In addition, if our R&D efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall. See “Section 3 – Risk Factors.”
Governmental Regulation
As an Irish plc, we are governed by the Irish Companies Act 2014 and are also subject to all applicable European Union level legislation. We also operate under the regulatory requirements of numerous jurisdictions and organizations, including the ASX, ASIC, the NYSE, the SEC, the Irish Takeover Panel and various other federal, state, local and foreign rulemaking bodies. See “Section 3 – Constitution” for additional information regarding the Irish Companies Act 2014 and regulations to which we are subject.
Environmental, Health and Safety Regulation
Our operations and properties are subject to extensive federal, state, local and foreign environmental protection, health and safety laws, regulations and ordinances governing activities and operations that may

James Hardie 2020 Annual Report on Form 20-F	13

have adverse environmental effects. As it relates to our operations, regulated material, including wastewater and air emissions, may be produced at some of our manufacturing plants. The wastewater produced from our manufacturing plants is internally recycled and reused before eventually being discharged to publicly owned treatment works, a process which is monitored by us, as well as by regulators. In addition, we actively monitor air emissions and other regulated materials produced by our plants so as to ensure compliance with the various environmental regulations under which we operate.
Some environmental laws provide that a current or previous owner or operator of real property may be liable for the costs of investigation, removal or remediation of certain regulated materials on, under, or in that property or other impacted properties. In addition, persons who arrange, or are deemed to have arranged, for the disposal or treatment of certain regulated materials may also be liable for the costs of investigation, removal or remediation of the regulated materials at the disposal or treatment site, regardless of whether the affected site is owned or operated by such person. Environmental laws often impose liability whether or not the owner, operator, transporter or arranger knew of, or was responsible for, the presence of such regulated materials. Also, third parties may make claims against owners or operators of properties for personal injuries, property damage and/or for clean-up associated with releases of certain regulated materials pursuant to applicable environmental laws and common law tort theories, including strict liability.
In the past, from time to time, we have received notices of alleged discharges in excess of our water and air permit limits. In each case, and in compliance with our Environmental Policy, we have addressed the concerns raised in those notices, in part, through enhanced administrative controls and/or capital expenditures intended to prevent future discharges in excess of permitted levels and, on occasion, the payment of minor associated fines.
Environmental compliance costs in the future will depend, in part, on continued oversight of operations, expansion of operations and manufacturing activities, regulatory developments and future requirements that cannot presently be predicted.

James Hardie 2020 Annual Report on Form 20-F	14

Organizational Structure
JHI plc is incorporated and domiciled in Ireland and the table below sets forth our significant subsidiaries, all of which are wholly-owned by JHI plc, either directly or indirectly, as of 30 April 2020.

Name of Company	Jurisdiction of Establishment	Jurisdiction of Tax Residence
Fermacell B.V.	Netherlands	Netherlands
Fermacell Schraplau GmbH	Germany	Germany
James Hardie 117 Pty Ltd	Australia	Australia
James Hardie Australia Pty Ltd	Australia	Australia
James Hardie Building Products Inc.	United States	United States
James Hardie Europe B.V.	Netherlands	Netherlands
James Hardie Europe GmbH	Germany	Germany
James Hardie Europe Holdings GmbH	Germany	Germany
James Hardie Holdings Limited	Ireland	Ireland
James Hardie International Finance Designated Activity Company	Ireland	Ireland
James Hardie International Group Limited	Ireland	Ireland
James Hardie International Holdings Limited	Ireland	Ireland
James Hardie New Zealand Limited	New Zealand	New Zealand
James Hardie NL1 B.V.	Netherlands	Netherlands
James Hardie NL2 B.V.	Netherlands	Netherlands
James Hardie NZ Holdings Limited	New Zealand	New Zealand
James Hardie North America, Inc	United States	United States
James Hardie NV	Netherlands	Netherlands
James Hardie Philippines Inc	Philippines	Philippines
James Hardie Research (Holdings) Pty Ltd	Australia	Australia
James Hardie Research Pty Ltd	Australia	Australia
JH Research USA, LLC	United States	United States
James Hardie Spain S.L.U.	Spain	Spain
James Hardie Technology Holdings 1 Limited	Ireland	Ireland
James Hardie Technology Holdings 2 Limited	Ireland	Ireland
James Hardie Technology Limited	Bermuda	Ireland
James Hardie U.S. Investments Sierra Inc.	United States	United States
RCI Holdings Pty Ltd	Australia	Australia

James Hardie 2020 Annual Report on Form 20-F	15

Property, Plants and Equipment
We believe we have some of the largest and lowest cost fiber cement manufacturing plants across the United States, Australia, New Zealand and the Philippines, with our plants servicing both domestic and export markets. We also have six manufacturing plants in Europe. Our plants are ideally located to take advantage of established transportation networks, allowing us to distribute our products into key markets, while also providing easy access to key raw materials.
Manufacturing Capacity
At 31 March 2020, we had manufacturing facilities at the following locations:

Plant Location	Owned / Leased		Nameplate Capacity (mmsf)[1]
United States fiber cement [2]
Cleburne, Texas	Owned		666
Peru, Illinois	Owned		560
Plant City, Florida	Owned		600
Pulaski, Virginia	Owned		600
Reno, Nevada	Owned		300
Tacoma, Washington	Owned		500
Waxahachie, Texas	Owned		360
Fontana, California	Owned		250
Summerville, South Carolina	Owned	[3]	190
Asia Pacific fiber cement
Australia
Rosehill, New South Wales	Owned		180
Carole Park, Queensland	Owned	[4]	160
New Zealand
Auckland	Leased	[5]	75
Philippines
Cabuyao City	Owned	[6]	172
Europe fiber gypsum
Münchehof, Germany	Owned		441
Orejo, Spain	Owned		275
Wijchen, the Netherlands	Owned		273
Siglingen, Germany	Owned	[7]	154
Other
Calbe, Germany	Owned	[8]	41
Schraplau, Germany	Owned	[9]	N/A
____________

1
The calculated annual nameplate capacity in the United States, Europe and Asia Pacific is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium density product at a targeted operating speed. No accepted industry standard exists for the calculation of our fiber cement, fiber gypsum and cement bonded board manufacturing facility nameplate, design and utilization capacities.

2
In the fourth quarter of fiscal year 2018, we announced a Greenfield capacity project in Prattville, Alabama. The expected commissioning date will be in fiscal year 2022. This project will add an additional nameplate 600 mmsf to our manufacturing capacity. This incremental capacity is not included in the table above.

3	On 5 May 2020, we announced our operational decision to shut down production at our Summerville, South Carolina plant. We expect the plant to close in mid calendar year 2020.

James Hardie 2020 Annual Report on Form 20-F	16

4
In the fourth quarter of fiscal year 2018, we announced an A$28.5 million (US$22.8 million) Brownfield expansion project at our Carole Park, Queensland facility. This expansion project was completed in the third quarter of fiscal year 2020. We anticipate we will commission this sheet machine in early fiscal year 2022. This incremental capacity is not included in the table above.

5
On 5 May 2020, we announced our strategic decision to move to a regional model for the manufacture and supply of fiber cement products for the New Zealand Market. We will cease all manufacturing of products in New Zealand under this model and shift manufacturing from Auckland, New Zealand to our Rosehill and Carole Park plants in Australia. The Auckland leases expire on 22 March 2026.

6
The land on which our Philippines fiber cement plant is located is owned by Ajempa Holding Inc. (“Ajempa”), a related party. Ajempa is 40% owned by our operating entity, James Hardie Philippines Inc., and 60% owned by the James Hardie Philippines Retirement Fund. James Hardie Philippines Inc. owns 100% of the fixed assets on the land owned by Ajempa.

7	On 5 May 2020, we announced the temporary closure of our Siglingen, Germany plant.

8	Our Calbe, Germany plant produces cement bonded boards.

9	Our Schraplau, Germany facility is a raw materials processing facility for our fiber gypsum plants. As a result, no annual nameplate capacity is available.
We continually evaluate the capacity required to service the housing markets in which we operate to ensure we meet demand and achieve our market penetration objectives. For a discussion of significant active and recently completed capacity expansion projects, see “Capital Expenditures” below.

Management has determined that for measuring the annual design capacity of the fiber cement and fiber gypsum network, the calculation should incorporate our expected production based upon our historical experience with certain factors such as demand, product mix of varying thickness and density, batch size, plant availability, differing production speeds and downtime expectations.

Based on the methodology noted above, for the year ended 31 March 2020 and 2019, we had an annual fiber cement flat sheet design capacity of 4,330 mmsf and 4,060 mmsf in the United States, respectively, and 730 mmsf and 707 mmsf in Asia Pacific, respectively. For the years ended 31 March 2020 and 2019, we had an annual design capacity of 790 mmsf and 800 mmsf, respectively, for our European fiber gypsum plants. It is important to note that annual design capacity does not necessarily reflect the actual capacity utilization rates of our manufacturing facilities. Actual utilization is calculated using actual production, which is affected by factors such as demand, product mix, batch size, plant availability and production speeds. For fiscal year 2020, actual capacity utilization across our fiber cement and fiber gypsum plants was an average of 79%, 77% and 90% in the United States, Europe and Asia Pacific, respectively. For fiscal year 2019, actual capacity utilization across our fiber cement and fiber gypsum plants was an average of 84%, 75% and 95% in the United States, Europe and Asia Pacific, respectively.
Mines
In North America, we lease silica quartz mine sites in Tacoma, Washington and Reno, Nevada. The lease for our quartz mine in Tacoma, Washington expires in February 2022 (with additional options to renew). The lease for our silica quartz mine site in Reno, Nevada expires in January 2024. We also own property in Victorville, California which could be mined for silica. As of 30 April 2020, we have not begun to mine this site and have no immediate plans to do so. We continue to lease a parcel of land in Victorville, California adjacent to and for access to our owned property, as well as providing an equipment area for mining operations.
As a mine operator in the US, we are required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and rules promulgated by the SEC implementing that section of the Dodd-Frank Act, to provide certain information concerning mine safety violations and other regulatory matters concerning the operation of our mines. During fiscal year 2020, we did not receive any notices, citations, orders, legal action or other communication from the US Department of Labor’s Mine Safety and Health Administration that would necessitate additional disclosure under Section 1503(a) of the Dodd-Frank Act. Similarly, we have not experienced any mining-related fatalities in our mining operations.

James Hardie 2020 Annual Report on Form 20-F	17

There are currently no pending legal actions before the Federal Mine Safety and Health Review Commission related to our mining operations.
Our Fermacell business has an operating license for a mining facility in Schraplau, Germany, however no active mining is being undertaken, or allowed with respect to the former owner FELS-WERKE GmbH, and the mine is only being used for storage of material. We also have an investment in a natural gypsum mine in Spain.

Our New Zealand business quarries and removes sand from a site in North Auckland according to rights to do so for a period through until 31 March 2021.
Capital Expenditures
We utilize a mix of operating cash flow and debt facilities to fund our capital expenditure projects and investments. We continuously invest in safety, equipment maintenance and upgrades, and capacity to ensure continued environmental compliance and operating effectiveness of our plants. The following table sets forth our capital expenditures for the three most recent fiscal years:

	(Millions of US dollars)
	2020	2019	2018
North America Fiber Cement	$137.1	$246.8	$182.5
Asia Pacific Fiber Cement	32.2	41.1	24.9
Europe Building Products	23.5	26.0	—
Other Businesses	—	1.5	2.0
R&D and Corporate	1.0	2.1	0.8
Total Capital Expenditures	$193.8	$317.5	$210.2
Significant active capital expenditures
At 31 March 2020, the following significant capital expenditures related to capacity projects remain in progress:

Project Description	Approximate Investment (US millions)	Investment to date (US millions)	Project Start Date	Expected Commission Date	Expected Nameplate Capacity Increase[1] (mmsf)
Prattville Greenfield expansion	$240.0	$214.1	Q4FY18	FY22	600
____________

1
The expected nameplate capacity increase is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium density product at a targeted operating speed. It does not take into account factors such as product mix with varying thickness and density, batch size, plant availability and production speeds.

James Hardie 2020 Annual Report on Form 20-F	18

Significant completed capital expenditure projects
The following is a list of significant capital expenditure projects we have invested in over the three most recent fiscal years:

Project Description	Total Investment (US Millions)	Fiscal Year of Expenditure
Summerville recommissioning	$15.7	FY17 - FY18
Philippines capacity expansion	18.0	FY16 - FY19
Tacoma Greenfield expansion	147.0	FY17 - FY20
Carole Park Brownfield expansion	$21.6	FY19 - FY20
Capital Divestitures
During the three most recent fiscal years, we did not make any material capital divestitures. In fiscal year 2020, a US$61.7 million impairment charge was recorded to Property, Plant and Equipment associated with the closures of our Summerville, USA and Penrose, New Zealand manufacturing facilities, as well as, the closure of James Hardie Systems and the impairment of additional non-core assets. We do not consider the exit from our Summerville, USA plant or from the James Hardie Systems business a material divestiture or a strategic shift in the nature of our operations. Further, we do not consider the closure of our Penrose, New Zealand plant a material divestiture. We announced our plans to close the plant due to our strategic decision to shift to an import sales model with product to be manufactured and imported from Australia.
In fiscal year 2019, a US$8.7 million impairment charge was recorded to Property, Plant and Equipment which includes US$6.1 million associated with our decision to cease production of our fiberglass windows business and US$2.6 million related to the discontinuation of our MCT product line. We do not consider the exit from our fiberglass windows business or our MCT product line a material divestiture or strategic shift in the nature of our operations. See Note 8 to our consolidated financial statements in Section 2 for additional information about our impairment charges to Property, Plant and Equipment.

James Hardie 2020 Annual Report on Form 20-F	19

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
James Hardie Executive Team
Our management is overseen by our executive team, whose members cover the key areas of finance, human resources, investor relations, legal, manufacturing, marketing, operations, production, R&D and sales.
Members of our management executive team at 30 April 2020 are:

Jack Truong BS, PhD Chief Executive Officer Age 57

Dr Jack G. Truong joined James Hardie as President of International Operations in April 2017. Dr Truong was announced Chief Executive Officer ("CEO") successor and appointed President and Chief Operating Officer with the responsibility of running the Company's global business in September 2018. He was officially appointed CEO in January 2019.

Dr Truong’s ability to anticipate global market trends and deliver profitable revenue growth is evidenced by his extensive multinational and multisector business experience. Prior to James Hardie, Dr Truong was the President and Chief Executive Officer of leading home appliance manufacturer, Electrolux North America Inc, a $5+ billion revenue and 14,000+ employee business at the time of his leadership.

Before joining Electrolux, Dr Truong enjoyed a successful 22-year career at 3M Company, where he held senior leadership roles throughout the United States, Europe and Asia-Pacific, including Vice President and General Manager of the Global Construction and Home Improvements Division and Global Office Supplies Division.

As an engineer and inventor himself – earning his PhD in chemical engineering from the Rensselaer Polytechnic Institute in New York – Dr Truong is the recipient of 11 U.S. patents and several international patents.  Dr Truong also enjoys giving time to philanthropic causes and professional industry associations, receiving multiple accolades for his humanitarian work and business accomplishments.

James Hardie 2020 Annual Report on Form 20-F	20

Jason Miele BA Chief Financial Officer Age 43

Jason Miele was appointed as Chief Financial Officer (“CFO”) in February 2020. As CFO he oversees the Company’s overall financial activities, including accounting, tax, treasury, performance and competitor analysis, internal audit, financial operations, information systems, and investor and media relations.

Mr Miele has over 13 years of experience with James Hardie and has served in a number of important roles during his tenure, including most recently, as Vice President – Investor and Media Relations, a position he held from February 2017. In that role, Mr Miele had responsibility for overseeing James Hardie’s investor relations strategy and communicating James Hardie’s business strategy and its financial performance to various stakeholders including shareholders, investment analysts, and the financial media.
Prior to that, Mr Miele served in a variety of roles of increasing responsibility, in finance functions such as Treasury, Controllership and Operational Finance, including reporting to the CFO as the Global Treasurer and later the Global Controller. Mr Miele has supported the James Hardie business during his tenure, working in multiple geographies including Dublin, Ireland, Amsterdam, Netherlands, Mission Viejo, California and Chicago, Illinois in the United States and most recently, Sydney, Australia.
Mr Miele has a Bachelor’s Degree from the University of California at Santa Barbara, where he graduated with a degree in Business Economics with an emphasis in Accounting.

Sean Gadd BEng, MBA Executive Vice President, North America Commercial Age 47

Sean Gadd joined James Hardie in 2004 as a Regional Engineering Manager for the Asia Pacific business, and progressed to Plant Manager for both the Carole Park and Rosehill facilities in Australia. Mr Gadd then moved to the US in 2006 to take the role of Manufacturing Manager for Trim and various manufacturing facilities across the US.
In 2009, Mr Gadd ran the US trim business for James Hardie with responsibility for both Manufacturing and Sales, followed by a brief assignment leading Supply Chain. In 2012, Mr Gadd was promoted to the role of Vice President of Sales for Western USA and Canada. Over the next year, his role was expanded to include the Midwest and Northeast of the USA.

Mr Gadd was appointed Executive General Manager in September 2013 with full responsibility for the Northern Division. In October 2015, he was appointed Executive Vice President, Markets and Segments, North America with responsibility for Strategic Marketing and Development. In December 2018, Mr Gadd was appointed Executive Vice President, North America Commercial with responsibility for sales, products, segments and marketing.
Mr Gadd has a Bachelor of Engineering in Manufacturing Management and an executive MBA from the Australian Graduate School of Management, Australia.

James Hardie 2020 Annual Report on Form 20-F	21

Ryan Kilcullen BSc, MS Executive Vice President – Operations Age 39

Ryan Kilcullen joined James Hardie in 2007 as a PcI/PdI Engineer. Since then, he has worked for the Company in various manufacturing and supply chain roles including Process Engineer, Production Manager, and Supply Chain Engineer. In 2012, he became Supply Chain Manager, ColorPlus® Business Unit, responsible for the end-to-end design and performance of our ColorPlus® product line supply chain. In 2013, he became responsible for North American Supply Chain operations, with responsibilities that included Procurement, Network Planning, Production Planning, Transportation, Distribution Management, Customer Service, and Inside Sales. In June 2015, he was appointed Vice President – Central Operations, responsible for the Company’s Supply Chain Operations and Centralized Manufacturing functions.

In August 2016, he was appointed Executive Vice President – Operations, responsible for the Company’s Supply Chain, Manufacturing, Engineering and Environmental, Health & Safety Operations.
Mr Kilcullen has a Bachelor of Science in Industrial Engineering from Rensselaer Polytechnic Institute and a Master of Engineering in Logistics from Massachusetts Institute of Technology.

Conrad Groenewald B.Tech, MDP, MBA General Manager, Asia Pacific Age 47

Conrad Groenewald joined James Hardie in January 2015 as General Manager, Asia Pacific.

As General Manager for Asia Pacific based in Sydney, Australia, Mr Groenewald has responsibility for running the Company’s business across Australia, New Zealand, the Philippines and the rest of SE Asia.

Before joining James Hardie, Mr Groenewald held senior executive roles with the shared services entity of NSW Health, HealthShare NSW; initially as the Chief Operating Officer and then moving into the role of Chief Executive Officer. During his time in this role, he was responsible for setting the strategic direction of HealthShare NSW, while ensuring that the 7,000 staff provided professional services to the NSW

Health department’s back of the house services.

After graduating in 1995, Mr Groenewald started his career as a Process Engineer at Mondi Paper (part of Anglo American Group) in South Africa. There he progressed through the business to Production Manager, and eventually Operations Manager, prior to emigrating to Australia in 2002. In Australia, Mr Groenewald joined Visy Industries where he spent almost 10 years in Senior Operations Management roles across various divisions throughout Australia.

Mr Groenewald has an MBA from The Open University UK, an MDP Business Administration and Management from UNISA, and has a Chemical Engineering qualification and Bachelor of Technology in Pulp and Paper from Durban University of Technology.

James Hardie 2020 Annual Report on Form 20-F	22

Jörg Brinkmann MS, PhD General Manager, Europe Age 41

Dr Jörg Brinkmann joined James Hardie as General Manager, Europe in April 2018 as part of the Fermacell GmbH acquisition. In this role he is responsible for running the Company’s European activities, which are headquartered in Düsseldorf, Germany.
Before joining James Hardie, Dr Brinkmann held several German as well as international leadership roles in Sales and Marketing at the Xella Group (the former owner of the Fermacell business) starting in 2005. In 2014 he was appointed CEO of the former Fermacell Company with responsibility for the entire business. Under his leadership, the company achieved significant profitable growth.

Dr Brinkmann holds a Masters degree (“Diplom-Kaufmann”) from the University of Duisburg-Essen as well as a PhD from the University of Hohenheim, Germany.

Julie Katigan BA, MA Chief Human Resources Officer Age 53

Julie Katigan joined James Hardie as Chief Human Resources Officer (“CHRO”) in May 2019.  As CHRO she has responsibility for the Company’s global human resource activities, including employee engagement, leadership and talent development and human resources strategy.

Most recently, Ms Katigan was the Senior Vice President, Human Resources for XPO Logistics’ Americas and Asia Pacific Supply Chain business unit, responsible for approximately 25,000 employees in 400 locations across the globe.

Prior to XPO Logistics, Ms Katigan held senior human resources leadership roles in both business partnering and specialty areas such as Talent Management and Organizational Development, with well-established companies that included Colfax Corporation, Electrolux, Mead Johnson Nutrition and Ford Motor Company.

Ms Katigan has a Bachelor of Arts degree in English and a Master’s degree in Labor and Industrial Relations from Michigan State University.

James Hardie 2020 Annual Report on Form 20-F	23

Joe Blasko BSFS, JD General Counsel and Chief Compliance Officer Age 53

Joe Blasko joined James Hardie as General Counsel and Chief Compliance Officer in June 2011.
Before joining James Hardie, Mr Blasko was Assistant General Counsel, and later, the General Counsel at Liebert Corporation, an Emerson Network Power Systems company and wholly-owned subsidiary of Emerson Electric Co. In his four years with Liebert/Emerson, Mr Blasko was responsible for establishing the legal department in Columbus, Ohio, managing and overseeing all legal matters and working closely with the executive management team. In this role, Mr Blasko also had global responsibilities which required expertise across multiple jurisdictions.

From 2004 to 2006, Mr Blasko was Associate General Counsel at The Scotts Miracle-Gro Company, serving as the effective “general counsel” to numerous corporate divisions within the organization. From 1997 to 2004, Mr Blasko gained considerable regulatory and litigation expertise working at Vorys, Sater, Seymour and Pease LLP in Ohio.
Mr Blasko has a Juris Doctor from Case Western Reserve University in Cleveland, Ohio, USA and a Bachelor of Science in Foreign Service from Georgetown University, USA, with a specialty in International Relations, Law and Organizations.

James Hardie 2020 Annual Report on Form 20-F	24

Board of Directors
James Hardie’s non-executive directors have widespread experience, spanning general management, finance, manufacturing, marketing and accounting. Each non-executive director also brings valuable international experience that assists with James Hardie’s growth. For additional information, see "Section 1 - Corporate Governance Report" of this Annual Report.
Members of the Board of Directors (the “Board”) at 30 April 2020 are:

Michael Hammes BS, MBA Age 78

Michael Hammes was elected as an independent non-executive director of James Hardie in February 2007. He was appointed Chairman of the Board in January 2008 and is a member of the Remuneration Committee and the Nominating and Governance Committee.
Experience: Mr Hammes has extensive commercial experience at a senior executive level. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including CEO and Chairman of Sunrise Medical, Inc. (2000-2007), Chairman and CEO of Guide Corporation (1998-2000), Chairman and CEO of Coleman Company, Inc. (1993-1997), Vice Chairman of Black & Decker Corporation (1992-1993) and various senior executive roles with Chrysler Corporation (1986-1990) and Ford Motor Company (1966-1986).
Directorships of listed companies in the past five years: Former – Director of Navistar International Corporation (1996-2017); Director of DynaVox Mayer-Johnson (2010-2016).
Other: Resident of the United States.
Last elected: August 2018
Term expires: August 2021

James Hardie 2020 Annual Report on Form 20-F	25

Brian Anderson BS, MBA, CPA Age 69

Brian Anderson was appointed as an independent non-executive director of James Hardie in December 2006. He is Chairman of the Audit Committee and a member of the Remuneration Committee.
Experience: Mr Anderson has extensive financial and business experience at both executive and board levels. He has held a variety of senior positions, with thirteen years at Baxter International, Inc., including Corporate Vice President of Finance, Senior Vice President and CFO (1997-2004) and, more recently, Executive Vice President and CFO of OfficeMax, Inc. (2004-2005). Earlier in his career, Mr Anderson was an Audit Partner of Deloitte & Touche LLP (1986-1991).

Directorships of listed companies in the past five years: Current – Director of Stericycle Inc. (since 2017); Director of PulteGroup (since 2005); Director of W.W. Grainger, Inc. (since 1999). Former – Chairman (2010-2016) and Director (2005-2016) of A.M. Castle & Co.
Other: Member of the Governing Board of the Center for Audit Quality (since 2016); resident of the United States.
Last elected: August 2017
Term expires: August 2020

James Hardie 2020 Annual Report on Form 20-F	26

Russell Chenu BCom, MBA Age 70

Russell Chenu was appointed as a non-executive director of James Hardie in August 2014. He is a member of the Remuneration Committee and the Nominating and Governance Committee.
Experience: Mr Chenu joined James Hardie as Interim CFO in October 2004 and was appointed CFO in February 2005. He was elected to the Company’s Managing Board at the 2005 Annual General Meeting, re-elected in 2008 and continued as a member of the Managing Board until it was dissolved in June 2010. As CFO, he was responsible for accounting, treasury, taxation, corporate finance, information technology and systems, and procurement. Mr Chenu retired as CFO in November 2013.

Mr Chenu is an experienced corporate and finance professional who held senior finance and management positions with a number of Australian publicly-listed companies. In a number of these senior roles, he was engaged in significant strategic business planning and business change, including several turnarounds, new market expansions and management leadership initiatives.
Mr Chenu has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia.
Directorships of listed companies in the past five years: Current – Director of Reliance Worldwide Corporation Limited (since 2016); Director of CIMIC Group Limited (since 2014); Director of Metro Performance Glass Limited (since 2014).
Other: Resident of Australia.
Last elected: August 2017
Term expires: August 2020

David D. Harrison BA, MBA, CMA Age 72

David Harrison was appointed as an independent non-executive director of James Hardie in May 2008. He is Chairman of the Nominating and Governance Committee and a member of the Audit Committee.
Experience: Mr Harrison is an experienced company director with a finance background, having served in corporate finance roles, international operations and information technology for 22 years with Borg Warner/General Electric Co. His previous experience includes 10 years at Pentair, Inc., as Executive Vice President and CFO (1994-1996 and 2000-2007) and Vice President and CFO roles at Scotts, Inc. and Coltec Industries, Inc. (1996-2000).

Directorships of listed companies in the past five years: Current – Director of National Oilwell Varco (since 2003).
Other: Resident of the United States.
Last elected: August 2019
Term expires: August 2022

James Hardie 2020 Annual Report on Form 20-F	27

Andrea Gisle Joosen MSc, BSc Age 56

Andrea Gisle Joosen was appointed as an independent non-executive director of James Hardie in March 2015. She is a member of the Audit Committee.
Experience: Ms Gisle Joosen is an experienced former executive with extensive experience in marketing, brand management and business development across a range of different consumer businesses. Her former roles include Chief Executive of Boxer TV Access AB in Sweden and Managing Director (Nordic region) of Panasonic, Chantelle AB and Twentieth Century Fox. Her early career involved several senior marketing roles with Procter & Gamble and Johnson & Johnson.

Directorships of listed companies in the past five years: Current – Director of BillerudKorsnas AB (since 2015); Director of Dixons Carphone plc (since 2014); Director of ICA Gruppen AB (since 2010). Former –Director of Mr Green AB (2015 - 2019).
Other: Director of Logent AB (since December 2019); Director of Qred AB (since June 2019); Director of Acast AB (since 2018); Director of Neopitch AB (since 2004); resident of Sweden.
Last elected: August 2018
Term expires: August 2021

Persio V. Lisboa BS Age 54

Persio Lisboa was appointed as an independent non-executive director of James Hardie in February 2018. He is Chairman of the Remuneration Committee.
Experience: Mr Lisboa has extensive senior executive experience. He currently serves as Executive Vice President & Chief Operating Officer at Navistar, Inc. (Navistar), a leading manufacturer of commercial trucks, buses, defense vehicles and engines, since March 2017. Prior to holding this position, Mr Lisboa served as President, Operations of Navistar from November 2014 to March 2017. Prior to that, Mr Lisboa served as Senior Vice President, Chief Procurement Officer of Navistar from December 2012 to November 2014, as Vice President, Purchasing and Logistics and Chief Procurement Officer of Navistar from October 2011 to November 2012, and as Vice President, Purchasing and Logistics of Navistar from August 2008 to October 2011. Prior to these positions, Mr Lisboa held various management positions within Navistar’s North American and South American operations. Mr Lisboa began his career at Maxion International Motores Brasil, followed by a move to International Engines Argentina S.A., and then to MWM-International South America.

Directorships of listed companies in the past five years: Former - Director of Broadwind Energy, Inc. (2016-2018).
Other: Resident of the United States.
Last elected: August 2018
Term expires: August 2021

James Hardie 2020 Annual Report on Form 20-F	28

Anne Lloyd, BS, CPA Age 58

Anne Lloyd was appointed as an independent non-executive director of James Hardie in November 2018. During fiscal year 2020, Ms Lloyd served as a member of the Audit Committee until 26 August 2019, at which time she stepped down from such position concurrent with her appointment as Interim CFO. Effective 26 August 2019, Ms Lloyd was appointed as Interim CFO, a position she held until 25 February 2020.
Experience: Ms Lloyd, an experienced corporate and finance executive, served as Chief Financial Officer of Martin Marietta Materials, Inc. a leading supplier of aggregates and heavy building materials, for over 12 years from June 2005 until her retirement in August 2017. She joined Martin Marietta in 1998 as Vice President and Controller and

was promoted to Chief Accounting Officer in 1999.  She was subsequently appointed Treasurer (2006-2013) and promoted to Executive Vice President in 2009.  Earlier in her career, Ms Lloyd spent 14 years with Ernst & Young LLP (1984-1998), latterly as a senior manager and client service executive for the natural resources, mining, insurance and healthcare industries.
Directorships of listed companies in the past five years: Current - Director of Insteel Industries, Inc (since April 2019); Director of Highwoods Properties, Inc. (since 2018). Former - Director of Terra Nitrogen Company, L.P. (2009-2018).
Other: Resident of the United States.
Last elected: August 2019
Term expires: August 2022

Moe Nozari BA, MS, PhD and Postdoctoral Research Fellow Age 77

Dr Moe Nozari was appointed as an independent non-executive director of James Hardie in November 2019. He is a member of the Remuneration Committee and the Nominating and Governance Committee.

Experience: Dr Nozari worked at 3M for thirty eight years.  Latterly, he served as an Executive Vice President of Consumer and Office Business at 3M Company, from 2002 until his retirement from 3M in July 2009. Prior to that he served as an Executive Vice President of Consumer and Office Markets at 3M Company from 1999 to 2002 and served as its Group Vice President of Consumer and Office Markets Group from 1996 to 1999. Dr Nozari joined 3M, in the Central Research Laboratories in 1971 and advanced to the position of Technical Director of the Photographic Products Division.

After a succession of managerial and business responsibilities in 1986 he was named a Division Vice President, then a Group Vice President in 1996.  While at 3M his focus was on the development of new products, brands, identification, and development of people.

Other: Resident of the United States.

Last elected: Dr Nozari will be standing for election at the August 2020 Annual General Meeting.

James Hardie 2020 Annual Report on Form 20-F	29

Rada Rodriguez MSc Age 61

Rada Rodriguez was appointed as an independent non-executive director of James Hardie in November 2018. She is a member of the Nominating and Governance Committee.
Experience: Ms Rodriguez has served as Chief Executive Officer of Schneider Electric GmbH, part of Schneider Electric Group, a global energy management and automation company, for 9 years and has been Senior Vice President, Corporate Alliances since 2017. Since joining the company in 1999, she has held a progression of senior roles including Head of International Research and Development for Schneider Electric Sweden, and Senior Vice President and Zone President, Central and Eastern Europe.

Prior to joining Schneider Electric GmbH, she worked at Lexel Group (later acquired by Schneider) and before that she worked for 5 years at Colasit Scandinavia AB, a Swiss industrial machinery manufacturer. She started her career with K-Konsult AB, a Swedish technical consulting firm with a focus on installation technology where she worked for 5 years as a design engineer.
Directorships of listed companies in the past five years: Former – Director of Eltel AB (2015-2017).
Other: Director of Messe Berlin GmbH (since November 2019); Director of ZVEI (since 2014); resident of Germany.
Last elected: August 2019
Term expires: August 2022

James Hardie 2020 Annual Report on Form 20-F	30

Remuneration
The remuneration information provided in this Annual Report outlines the key remuneration and share ownership information for our Board of Directors and our Senior Executive Officers (defined below) for fiscal year 2020. A remuneration report, which further details our remuneration policies and practices will be provided separately to our shareholders in July 2020, together with the 2020 Notice of Annual General Meeting (“AGM”) and accompanying materials.
For fiscal year 2020, our senior executive officers (Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the other three highest paid executive officers based on total compensation that was earned or accrued for fiscal year 2020) (“Senior Executive Officers”) are:

•	Dr Jack Truong, CEO;

•	Jason Miele, CFO (from 25 February 2020);

•	Sean Gadd, Executive Vice President, North America Commercial;

•	Joe Blasko, General Counsel and Chief Compliance Officer;

•	Ryan Kilcullen, Executive Vice President – Operations; and

•	Matthew Marsh, Former CFO (through August 2019).

In addition to Messrs Miele and Marsh, Ms Anne Lloyd, a member of the Company's Board of Directors, served as the Company's Interim CFO from August 2019 to February 2020. Ms Lloyd served in the Interim CFO position following Mr Marsh's departure while the Company sought to retain a new CFO. Remuneration paid to Ms Lloyd for her service as Interim CFO is set forth in the remuneration for non-executive directors section of this Annual Report.
DESCRIPTION OF 2020 REMUNERATION ELEMENTS
Base Salaries and Other Fixed Remuneration Benefits
Base salary provides a guaranteed level of income that recognizes the market value of the position and internal equities between roles, as well as the individual’s capability, experience and performance. Annual base salary increases are not automatic. Base salaries for Senior Executive Officers are positioned around the market median for positions of similar responsibility and are reviewed by the Remuneration Committee each year.
In addition, Senior Executive Officers may receive certain other limited fixed benefits, such as medical and life insurance benefits, car allowance, participation in executive wellness programs and an annual financial planning allowance. For fiscal year 2020, the base salary and value of other fixed benefits for each of our Senior Executive Officers is provided in the Base Pay and Other Benefits columns of the remuneration table in the section titled “Remuneration Paid to Senior Executive Officers”.
Retirement Plan
In every country in which we operate, we offer employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.
In the US, we sponsor a defined contribution plan, the James Hardie Retirement and Profit Sharing Plan (the “401(k) Plan”). The 401(k) Plan is a tax-qualified retirement and savings plan covering all US employees, including our Senior Executive Officers, subject to certain eligibility requirements. Participating employees were able to elect to reduce their current annual compensation by up to US$19,000 in calendar year 2019 and have the amount of such reduction contributed to the 401(k) Plan, with a maximum eligible compensation

James Hardie 2020 Annual Report on Form 20-F	31

limit of US$280,000. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.
Incentive Arrangements
In addition to the base salary and other fixed benefits provided to our Senior Executive Officers, the Remuneration Committee reviews and approves a combination of both short-term and long-term variable incentive programs on an annual basis. For fiscal year 2020, our variable incentive plans for Senior Executive Officers were as follows:

Duration	Plan Name	Amount	Form Incentive Paid
Short Term Incentive ("STI") (1 year)	Individual Performance Plan ("IP Plan")	20% of STI Target	Cash
	Company Performance Plan ("CP Plan")	80% of STI Target	Cash
Long Term Incentive ("LTI") (3 years)	Long Term Incentive Plan 2006 (“LTIP”)	25% of LTI Target	Return on Capital Employed ("ROCE") Restricted Stock Units ("RSUs")
		25% of LTI Target	Relative Total Shareholder Return ("TSR") RSUs
		50% of LTI Target	Cash (Scorecard LTI)
STI Plans
On an annual basis, the Remuneration Committee approves an STI target for all Senior Executive Officers, expressed as a percentage of base salary, which is allocated between individual goals and Company goals under the IP and CP Plans, respectively. For fiscal year 2020, the STI target percentage for Dr Truong was 100% of base salary, for Mr Miele a pro-rated target of 47% based on various positions he held during the year, 75% for Mr Marsh and 60% for Messrs Gadd, Blasko and Kilcullen, with 80% allocated to the CP Plan and 20% allocated to the IP Plan for all Senior Executive Officers.
Since fiscal year 2014, the Remuneration Committee has applied a ‘circuit breaker’ to the STI plans, which for Senior Executive Officers will prevent payment of any STI under the CP Plan unless our performance exceeds a level approved by the Remuneration Committee each year. For fiscal year 2020, the ‘circuit breaker’ for participants tied to the US plan was set at Primary Demand Growth ("PDG") achievement of greater than -2%. In the event the US business did not achieve PDG greater than -2% for fiscal year 2020, the US Achieved Multiple used in the calculation of any composite multiple would also be zero.

James Hardie 2020 Annual Report on Form 20-F	32

CP Plan
The CP Plan is based on a series of payout matrices for the US and Asia Pacific businesses, which provide a range of possible payouts depending on our performance against hurdles which assess volume growth relative to, and above, market (“Growth Measure”), earnings (“Return Measure”), and for the US business, performance of the interiors business. In addition for fiscal year 2020, for the US business, volume growth against the vinyl market was introduced as a metric in replacement of growth against the "wood look" competitors. Given the acquisition of Fermacell in April 2018, a CP Plan for James Hardie Europe ("JHEU") was developed based on revenue and returns similar in nature to the US and Asia Pacific plans. Each Senior Executive Officer can receive between 0.0x and 3.0x of their STI target allocated to the CP Plan based on the results of the plan of which the Senior Executive Officer is tied. All Senior Executive Officers are tied to either the US multiple (Messrs Gadd and Kilcullen) or a composite multiple derived from the metrics for the US, Asia Pacific and Europe businesses combined (70% US, 20% Asia Pacific and 10% Europe for Dr Truong, and Messrs Blasko, Miele and Marsh).

IP Plan
Under the IP Plan, the Remuneration Committee approves a series of one-year individual performance goals which, along with our leadership behaviors, are used to assess the performance of our Senior Executive Officers. The IP Plan links financial rewards to the Senior Executive Officer’s achievement of specific objectives aligned with the strategic plan and contributed to shareholder value, but are not captured directly by financial measures in the CP Plan. Each Senior Executive Officer can receive between 0% and 150% of their STI target allocated to the IP Plan.
STI Plan Performance for Fiscal Year 2020

For fiscal year 2020, the amount to be paid to each of our Senior Executive Officers under the STI Plans is provided in the STI Award column of the remuneration table in the section titled "Remuneration Paid to Senior Executive Officers." A more in-depth discussion regarding our corporate performance relative to the CP Plan and Senior Executive Officer performance under the IP Plan will be provided in our remuneration report, which will be separately issued to shareholders in July 2020.

LTI Plans
Each year, the Remuneration Committee approves an LTI target for all Senior Executive Officers. The approved target is allocated between three separate components to ensure that each Senior Executive Officer’s performance is assessed across factors considered important for sustainable long-term value creation:

•	ROCE RSUs are used as they are an indicator of high capital efficiency required over time;

•	Relative TSR RSUs are used as they are an indicator of our performance relative to our US peer companies; and

•	Scorecard LTI is an indicator of each Senior Executive Officer’s contribution to achieving our long-term strategic goals.

James Hardie 2020 Annual Report on Form 20-F	33

Awards issued under the LTI are issued pursuant to the terms of the LTIP. During fiscal year 2020, our Senior Executive Officers were granted the following awards under the LTIP:

	ROCE RSUs	TSR RSUs	Scorecard LTI Units
J Truong	85,064	157,949	226,636
J Miele	13,760	23,275	41,281
S Gadd	28,779	53,117	86,337
J Blasko	17,987	33,198	53,961
R Kilcullen	14,390	26,559	43,169
M Marsh[1]	—	—	—
____________
1    All of Mr Marsh's fiscal year 2020 grants were cancelled upon his termination on 20 September 2019.
RSUs issued under our LTI programs will be settled upon vesting in CHESS Units of Foreign Securities ("CUFS") on a 1-to-1 basis. Unless the context indicates otherwise, when we refer to our common stock, we are referring to the shares of our common stock that are represented by CUFS.
Vesting criteria for each type of LTI award are as follows:

•
ROCE RSUs awarded in fiscal year 2020 may vest on 17 August 2022 based on the achievement of certain ROCE hurdles for fiscal years 2020-2022 (the “Performance Period”). Specifically, if our three year average ROCE for fiscal years 2020-2022 is:

◦	(i) less than 24%, then no ROCE RSUs will vest;

◦	(ii) is equal to or greater than 24.0% but less than 26.0%, then 0.5x target of the ROCE RSUs will vest;

◦	(iii) is equal to or greater than 26.0% but less than 27.5%, then 1.0x target of the ROCE RSUs will vest;

◦	(iv) is equal to or greater than 27.5% but less than 28.5%, then 1.5x target of the ROCE RSUs will vest; and

◦	(v) is greater than 28.5%, then 2.0x target of the ROCE RSUs will vest.
At the conclusion of this Performance Period, the Remuneration Committee will review management’s performance based on the quality of the returns balanced against management’s delivery of market share growth and performance against the Scorecard. Following this review, the Remuneration Committee can exercise negative discretion to reduce the number of shares received on vesting of the ROCE RSUs. This discretion can only be applied to reduce the number of shares which will vest. Vested ROCE RSUs will be settled in CUFS on a 1-to-1 basis.

•
TSR RSUs awarded in fiscal year 2020 may vest on 17 August 2022 if the TSR of our shares exceeds a specified percentage of our US peer group during the performance period. The peer group for measuring TSR consists of the same 20 peer companies exposed to the US housing market which we use for compensation benchmarking purposes. Our TSR performance is measured against the peer group over a three-year period from the grant date. To eliminate the impact of short-term price changes, the TSR starting point and end date are measured using an average 20 trading-day closing price. TSR RSUs will vest based on the following schedule:

◦	(i) if the TSR of our shares is below the 40th percentile of the peer group, then no TSR RSUs will vest;

◦	(ii) if the TSR of our shares is equal to the 60th percentile of the peer group, then 1.0x target TSR RSUs will vest; and

James Hardie 2020 Annual Report on Form 20-F	34

◦	(iii) if the TSR of our shares in greater than the 80th percentile of the peer group than 2.0x target TSR RSUs will vest.
The vesting percentage between points is on a straight-line interpolated basis. Vested TSR RSUs will be settled in CUFS on a 1-to-1 basis.

•
Scorecard LTI cash-settled awards granted in fiscal year 2020 may vest on 17 August 2022 based on our achievement of certain specified strategic goals and objectives and each Senior Executive Officer’s contribution to the achievement of such objectives during the Performance Period. In fiscal year 2020, the Remuneration Committee approved a number of key management objectives and the measures it expects to see achieved in relation to these objectives. These objectives are incorporated into the fiscal year 2020 grant. At the end of the Performance Period, the Remuneration Committee will assess our Senior Executive Officers’ collective performance and each Senior Executive Officer’s individual contribution to that performance. Senior Executive Officers may receive different ratings depending on the contribution they have made during the Performance Period. No specific weighting is applied to any single objective and the final Scorecard assessment reflects an element of judgment by the Board. The amount received by each Senior Executive Officer is based on both our share price performance over the Performance Period and that Senior Executive Officer’s Scorecard rating. Depending on the collective performance related to the specified objectives and the Senior Executive Officer’s rating, between 0.0x and 3.0x of target of the Senior Executive Officer’s Scorecard LTI target awards may vest at the end of the Performance Period. Scorecard LTI are settled in cash based the number of units vested and the 20 trading-day average closing price of our CUFS at the end of the Performance Period.

A more in-depth discussion regarding our LTI Plans and the awards issued thereunder will be provided in our remuneration report, which will be separately issued to shareholders in July 2020.
EXECUTIVE COMPENSATION PRACTICES
Clawback Provisions
The Remuneration Committee has established an executive performance-based compensation clawback policy in connection with performance-based compensation paid or awarded to certain executives. The clawback policy provides that the Board may, in all appropriate circumstances, recover from any current or former executive regardless of fault, that portion of any performance-based compensation erroneously awarded: (i) based on financial information required to be reported under applicable US or Australian securities laws or applicable exchange listing standards that would not have been paid in the three completed fiscal years preceding the year(s) in which an accounting restatement is required to correct a material error; or (ii) during the previous three completed fiscal years as a result of any errors or omissions in objective, calculable performance measures contained in formal papers presented to and relied upon by the Board for purposes of determining compensation to be paid or awarded, where the absence of such errors or omissions would have resulted in there being a material negative impact on the amount of performance-based compensation paid or awarded.
The clawback policy applies to any person designated as a participant by the Board in the annual LTI Plan and applies to any compensation that is granted, earned or vested based wholly or in part upon the attainment of any financial or other objective, calculable performance measure under any incentive, bonus, retirement or equity compensation plan maintained by the Company, including, without limitation, the STI Plan and LTI Plan. Salaries, discretionary bonuses, time-based equity awards and bonuses or equity awards based on subjective, non-financial measures, including strategic or personal performance metrics, are excluded.
The excess compensation requiring recovery shall be the amount of performance-based compensation that an executive received, based on the erroneous data, less the amount that would have been paid to the executive based on the restated or corrected data. All recoverable amounts shall be calculated on a pre-

James Hardie 2020 Annual Report on Form 20-F	35

tax basis. For equity awards still held at the time of the recovery, the recoverable amount shall be the amount vested in excess of the number that should have vested under the restated or corrected financial reporting measure. For vested equity awards which have already been sold, the recoverable amount shall be the sale proceeds the executive received with respect to the excess number of shares.
In addition, all fiscal year 2020 LTI grants made to Dr Truong and Messrs Gadd, Blasko, Kilcullen and Miele are subject to a specific clawback provision for violation of a limited non-compete provision that specifically prohibits executives from working for designated competitors or for any company that may enter the fiber cement market within two years of departure.
Stock Ownership Guidelines
The Remuneration Committee believes that Senior Executive Officers should hold a meaningful level of our stock to further align their interests with those of our shareholders. We have adopted stock ownership guidelines for the CEO and other Senior Executive Officers, respectively, which require them to accumulate holdings of three times and one times their base salary, respectively, in our stock over a period of five years from the effective date of the guidelines (1 April 2009) or the date the Senior Executive Officer first becomes subject to the applicable guideline.
Until the stock ownership guidelines have been met, Senior Executive Officers are required to retain at least 75% of shares obtained under our LTI Plans (net of taxes and other costs). Once Senior Executive Officers have met or exceeded their stock ownership guidelines, they are required to retain at least 25% of shares issued under our LTI Plans through the vesting of RSUs (net of taxes and other costs) for a period of two years (by way of a holding lock), after which time those shares can be sold (provided the Senior Executive Officer remains at or above the stock ownership guideline).
As of 31 March 2020, all Senior Executive Officers have either achieved the minimum share ownership threshold or are within the initial five year accumulation period.
Equity Award Practices
Annual equity awards under the LTI Plan are generally approved by the Remuneration Committee in May of each year with awards generally issued in August of each year. We do not time the granting of equity awards to the disclosure of material information.
For details of the application of our insider-trading policy for equity award grant participants, including our prohibition on employee hedging transactions, see the “Insider Trading” section of this Annual Report.
Loans
We did not grant loans to Senior Executive Officers during fiscal year 2020. There are no loans outstanding to Senior Executive Officers.
Employment and Severance Arrangements
During fiscal year 2020, we maintained employment or severance agreements with Dr Truong and each of Messrs Gadd and Marsh. In addition, Mr Miele entered into an offer of employment agreement upon his acceptance as Chief Financial Officer on 25 February 2020. Matthew Marsh entered into a severance agreement upon his separation on 20 September 2019. Other than as provided under the terms of their respective employment agreements, no other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.

James Hardie 2020 Annual Report on Form 20-F	36

Employment Agreement with Dr Jack Truong
Below is a summary of the key terms of Dr Truong’s current employment agreement:

•	The Employment Agreement is effective 31 January 2019 providing for service as CEO.

•	Dr Truong is an employee-at-will and either he or the Company may terminate his employment at any time or any reason.

•	Base salary at an initial annual rate of US$800,000, subject to annual review and approval by the Remuneration Committee.

•	Participation in the Company’s annual STI and LTI Plans, with a minimum STI target of 100% of his annual base salary, as established by the Company’s Board.

•
Participation in the Company’s benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with his agreement and Company policies.

•
In the event that Dr Truong’s employment is terminated by the Company for any reason other than for “Cause”, or if Dr Truong voluntarily terminates his employment for “Good Reason”, in addition to those benefits that would be considered standard for any employee at termination (i.e., unpaid base salary, accrued vacation, unreimbursed business expenses and the payment of any earned but unpaid annual incentive award) Dr Truong will be entitled to receive the following benefits:

◦
An aggregate amount equal to the sum of: (i) two times Dr Truong’s base salary plus (ii) two times Dr Truong’s target annual incentive, payable in substantially equal periodic installments over the two year period following the date of termination;

◦
An amount, if any, with respect to the annual incentive award opportunity for the fiscal year in which termination of employment occurs, as determined under the terms and conditions of annual incentive program(s) then in-effect;

◦
All outstanding equity awards will be subject to the terms and conditions of the applicable equity incentive plan and any corresponding award agreement(s); provided, however, that (i) if the date of termination occurs prior to 21 August 2022, any service-based vesting criteria on the long-term incentive awards granted to Dr Truong on 21 August 2017 that were designated as retention awards will be deemed satisfied in full (but any performance criteria then still applicable to those awards will remain in effect);

◦
Monthly payments for a period of up to 24 months following the date of termination equal to the premium Dr Truong would be required to pay for continuation coverage under the Company’s health benefit plans; and

◦	The Company will provide Dr Truong with reasonable professional outplacement services for a period of up to 24 months following the date of termination.
Offer of Employment with Jason Miele

Below is a summary of the key terms provided in Mr Miele's Offer of Employment, which was entered into in conjunction with his promotion to Senior Vice President, Chief Financial Officer effective 25 February 2020:

•	Mr Miele is an employee-at-will and either he or the Company may terminate his employment at any time or any reason.

•	Base salary at an initial annual rate of US$400,000, subject to annual review and approval by the Remuneration Committee.

•	Participation in the Company’s annual STI and LTI Plans, with a STI target of 60% of his annual base salary.

•
Participation in the Company’s benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with his agreement and Company policies.

•	In the event that Mr Miele is terminated by the Company without "Cause" or terminated by Mr Miele for "Good Reason", in addition to those benefits that would be considered standard for any employee

James Hardie 2020 Annual Report on Form 20-F	37

at termination (i.e., unpaid base salary, accrued vacation, unreimbursed business expenses and the payment of any earned but unpaid annual incentive award) Mr Miele will be entitled to receive the following benefits:

◦
Salary continuation for the one year period following the date of termination, provided the aggregate amount of such continuation payments shall be equal to the sum of (i) one times the base salary plus (ii) one times the annual incentive award opportunity, as then in-effect;

◦	All outstanding equity awards under the Company's equity incentive plans will be subject to the terms and conditions of the applicable plan and any corresponding award agreement(s);

◦
Monthly payments for a period of 12 months following the date of termination equal to the premium Mr Miele would be required to pay for continuation coverage under the Company’s health benefit plans; and

◦	The Company will provide Mr Miele with reasonable professional outplacement services for a period of up to 12 months following the date of termination.
Severance Agreement with Matthew Marsh
Effective 20 September 2019, we entered into a severance agreement with Mr Marsh. In consideration for the severance and other benefits described below, Mr Marsh executed a general release of claims against the Company. Mr Marsh's severance agreement provided for severance in the form of salary continuation payments totaling approximately US$321,000 over a six month period and an amount equal to the COBRA premiums for up to six months following separation or until Mr Marsh obtains new employment, whichever comes first. All outstanding equity awards are subject to the terms and conditions of the applicable award agreements and plan documentation.
Severance Agreement with Sean Gadd
During fiscal year 2019, we entered into a severance agreement with Mr Gadd in order to provide him with certain severance benefits under various termination scenarios. In the event of termination by the Company without cause or by the executive for good reason or death and disability, these benefits would be in addition to what would be considered standard for any employee at termination (i.e., lump sum unpaid base salary, accrued vacation, unreimbursed business expenses and the payment of any earned but unpaid annual incentive award) and would include: (i) salary continuation for one and one-half years provided the aggregate amount of such payments is equal to the sum of (a) one and one-half times the executive’s base salary, plus (b) one times the executive’s annual incentive opportunity, as then in effect; (ii) monthly payments for a period of 18 months following termination equal to the premium the executive would be required to pay for COBRA continuation coverage under the Company’s health benefit plans based on the level of coverage the executive has immediately prior to termination. Executive is not required to purchase COBRA continuation coverage or use these payments towards any payment of applicable premiums for COBRA continuation coverage; and (iii) reasonable outplacement services through a provider of the Company’s choice. Services terminate when the executive finds other employment and may not continue for more than 12 months following termination.

James Hardie 2020 Annual Report on Form 20-F	38

REMUNERATION PAID TO SENIOR EXECUTIVE OFFICERS
Total Remuneration for Senior Executive Officers

Details of the remuneration for Senior Executive Officers in fiscal years 2020 and 2019 are set out below:

(US dollars)	Primary			Post- employment	Equity Awards		Other	TOTAL
Name	Base Pay[1]	STI Award[2]	Other Benefits[3]	401(k)	Ongoing Vesting [4]	Mark-to Market[5]	Relocation Allowances, and Other Nonrecurring[6]
J Truong[7]
Fiscal Year 2020	800,000	2,160,000	75,038	17,366	3,329,423	(316,615)	3,051	6,068,263
Fiscal Year 2019	679,396	949,362	46,902	17,226	1,412,235	(337,627)	30,528	2,798,022
J Miele
Fiscal Year 2020	292,840	269,233	39,384	18,076	255,805	(3,427)	382,089	1,254,000
S Gadd
Fiscal Year 2020	558,038	747,252	35,249	18,230	1,347,237	(29,332)	—	2,676,674
Fiscal Year 2019	525,289	373,200	47,548	17,210	1,389,526	(467,763)	100,000	1,985,010
J Blasko
Fiscal Year 2020	447,347	489,117	54,088	17,012	568,651	11,022	—	1,587,237
Fiscal Year 2019	434,317	321,484	59,065	16,677	688,153	(240,355)	—	1,279,341
R Kilcullen
Fiscal Year 2020	371,038	476,898	26,046	18,022	552,189	(11,661)	—	1,432,532
M Marsh[8]
Fiscal Year 2020	317,908	—	22,531	8,077	(1,662,015)	187,311	382,804	(743,384)
Fiscal Year 2019	621,923	578,340	77,524	16,915	2,158,119	(731,729)	—	2,721,092
TOTAL
Fiscal Year 2020	2,787,171	4,142,500	252,336	96,783	4,391,290	(162,702)	767,944	12,275,322
Fiscal Year 2019	2,260,925	2,222,386	231,039	68,028	5,648,033	(1,777,474)	130,528	8,783,465

____________

1	Base pay for fiscal years 2020 and 2019 includes salary paid to Senior Executive Officers for the 26 bi-weekly paychecks received during the fiscal years.

2
For further details on STI awards paid for fiscal year 2020, see “Incentive Arrangements” above in this Remuneration section. Amounts reflect actual STI awards to be paid in June 2020 and paid in June 2019, for fiscal years 2020 and 2019, respectively.

3
Includes the aggregate amount of all other benefits received in the year indicated. Examples of benefits that may be received include medical and life insurance benefits, car allowances, membership in executive wellness programs, and financial planning and tax services.

4
Includes equity award expense for grants of Scorecard LTI awards, relative TSR RSUs and ROCE RSUs. Relative TSR RSUs are valued using a Monte Carlo simulation method. ROCE RSUs and Scorecard LTI awards are valued based on the Company’s share price at each balance sheet date adjusted for the fair value of estimated dividends as well as the Remuneration Committee’s current expectation of the amount of the RSUs or awards which will vest. The fair value of equity awards granted are included in compensation over the periods in which the equity awards vest. For ROCE RSUs and Scorecard LTI awards, this amount excludes adjustments to the equity award expense in previous fiscal years resulting from changes in the Company’s share price, which is disclosed separately in the Equity Awards “Mark-to-Market” column.

5
The amount included in this column is the equity award expense in relation to ROCE RSUs and Scorecard LTI awards resulting from changes in fair market value of the US dollar share price during the fiscal years 2020 and 2019 as well as adjustments to performance ratings based on review by the Board of Directors. During fiscal year 2020, there was a 11.1% decrease in our share price from US$12.87 to US$11.44. During fiscal year 2019, there was an 26.6% decrease in our share price from US$17.53 to US$12.87.

6
Includes the aggregate of non-recurring payments or other benefits received in the year indicated. Examples include one-time signing bonus or other limited payments connected to initial retention, one-time discretionary bonus payments, relocation allowances and costs and severance payments.

James Hardie 2020 Annual Report on Form 20-F	39

7	J Truong's base pay includes US$205,734 in fiscal year 2020, which is allocated for tax purposes to his services on the Company’s Board.

8
Mr Marsh left the Company during fiscal year 2020. The amount in the Relocation Allowances and Other Nonrecurring column includes severance paid and accrued vacation to Mr Marsh following his exit from the Company.

REMUNERATION FOR NON-EXECUTIVE DIRECTORS
Fees paid to non-executive directors are determined by the Board, with the advice of the Remuneration Committee’s independent external remuneration advisers, within the maximum total amount of base and committee fees pool approved by shareholders from time-to-time. Shareholders at the 2019 AGM approved the current maximum aggregate base and committee fee pool of US$3.8 million per annum.
Remuneration Structure

Non-executive directors are paid a base fee for service on the Board. Additional fees are paid to the person occupying the positions of Chairman and Board Committee Chairmen, as well as for attendance at ad-hoc sub-committee meetings.
There was no increase to the non-executive director fees in fiscal year 2020.

Position	Fiscal Year 2020 (US$)
Chairman	420,794
Board member	205,734
Audit Committee Chair	20,000
Remuneration Committee Chair	20,000
Nominating & Governance Committee Chair	20,000
Ad-hoc Board sub-committee attendance[1]	3,000
____________
1    Fee is payable in respect of each ad-hoc Board sub-committee attended.

During fiscal year 2016, the Remuneration Committee reviewed and approved changes to its remuneration policy for non-executive directors, in order to ensure that the Company continues to attract highly qualified persons to serve on the Board irrespective of their tax residence. In accordance with the policy, the Company will ensure that each non-executive director does not have an increased income tax liability as a direct result of their appointment to the Board. Accordingly, non-executive directors who are resident outside of Ireland may receive supplemental compensation depending on their country of residence, if Irish income taxes levied on their director compensation exceed net income taxes owed on such compensation in their country of tax residence, assuming it had been derived solely in their country of tax residence.

On occasion, the Remuneration Committee may approve special exertion fees in the event of an extraordinary workload imposed on a director in special circumstances.

As the focus of the Board is on maintaining the Company’s long-term direction and well-being, there is no direct link between non-executive directors’ remuneration and the Company’s short-term results.

James Hardie 2020 Annual Report on Form 20-F	40

Board Accumulation Guidelines

Non-executive directors are encouraged to accumulate a minimum of 1.5 times (and two times for the Chairman) the non-executive director base fee in shares of the Company’s common stock (either personally, in the name of their spouse, or through a personal superannuation or pension plan). The Remuneration Committee reviews the guidelines and non-executive directors’ shareholdings on a periodic basis.

Director Retirement Benefits

We do not provide any benefits for our non-executive directors upon termination of their service on the Board.

James Hardie 2020 Annual Report on Form 20-F	41

Total Remuneration for Non-Executive Directors for the Years Ended 31 March 2020 and 2019
The table below sets out the remuneration for those non-executive directors who served on the Board during the fiscal years ended 31 March 2020 and 2019:

(US dollars)
Name	Primary Directors’ Fees[1]	Other Payments[2]	Other Benefits[3]	TOTAL
M Hammes
Fiscal Year 2020	429,794	634,231	30,762	1,094,787
Fiscal Year 2019	426,794	447,059	30,509	904,362
B Anderson
Fiscal Year 2020	225,734	—	30,516	256,250
Fiscal Year 2019	231,734	—	14,332	246,066
D Harrison
Fiscal Year 2020	228,734	168,533	27,002	424,269
Fiscal Year 2019	220,734	—	23,673	244,407
A Littley
Fiscal Year 2020	76,796	—	487	77,283
Fiscal Year 2019	214,734	—	—	214,734
R van der Meer
Fiscal Year 2020	73,796	—	781	74,577
Fiscal Year 2019	210,734	—	—	210,734
R Chenu[4]
Fiscal Year 2020	208,734	—	1,811	210,545
Fiscal Year 2019	211,734	—	—	211,734
A Gisle Joosen
Fiscal Year 2020	208,734	—	16,621	225,355
Fiscal Year 2019	214,734	—	—	214,734
S Simms
Fiscal Year 2020	—	—	—	—
Fiscal Year 2019	92,558	—	—	92,558
P Lisboa
Fiscal Year 2020	225,734	—	27,441	253,175
Fiscal Year 2019	223,799	—	—	223,799
A Lloyd
Fiscal Year 2020	205,734	511,305	34,337	751,376
Fiscal Year 2019	83,859	—	—	83,859
R Rodriguez
Fiscal Year 2020	211,734	—	20,680	232,414
Fiscal Year 2019	78,827	—	—	78,827
M Nozari
Fiscal Year 2020	80,417	—	22,248	102,665
Fiscal Year 2019	—	—	—	—

Total Compensation for Non-Executive Directors
Fiscal Year 2020	2,175,941	1,314,069	212,686	3,702,696
Fiscal Year 2019	2,210,241	447,059	68,514	2,725,814

James Hardie 2020 Annual Report on Form 20-F	42

____________

1	Amount includes base, Chairman and Committee Chairman fees, as well as fees for attendance at ad hoc sub-committee meetings.

2
Amount for M Hammes for fiscal year 2020 relates to: (i) a supplemental compensation payment of US$454,231 in relation to income for the years ended 31 December 2017 and 31 December 2018 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors; and (ii) a US$180,000 exertion fee in recognition of the additional time commitment and contribution of the Chairman in association with: (i) his active participation in the induction, mentoring, support and assessment of newly recruited senior managers; (ii) the smooth transition of the former CEO and successful onboarding and induction of Dr Truong as both the CEO and as an executive director; and (iii) supporting Dr Truong in continuing the development of the high performance leadership team during the transition phase which continued through fiscal year 2020. A description of the Chairman’s role with regard to management succession planning is contained in Section 1 - Corporate Governance Report of this Annual Report. Amount for fiscal year 2019 relates: (i) to a supplemental compensation payment of US$147,059 in relation to income from the year ended 31 December 2017 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors; and (ii) a US$300,000 exertion fee in recognition of the additional time commitment and contribution of the Chairman in association with: (i) his active participation in the induction, mentoring, support and assessment of newly recruited senior managers; (ii) the smooth transition of the former CEO and successful onboarding and induction of Dr Truong as both the CEO and as an executive director; and (iii) supporting Dr Truong in continuing the development of the high performance leadership team during the transition phase.

Amount for D Harrison for fiscal year 2020 relates to a supplemental compensation payment of US$168,533 in relation to income for the year ending 31 December 2010 and up to and including the income year 31 December 2018 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors.
Amount for A Lloyd for fiscal year 2020 relates to: (i) a supplemental compensation payment of US$4,887 in relation to income for the year ending 31 December 2018 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors; and (ii) compensation payments totaling US$506,418 in relation to her role as Interim Chief Financial Officer of the Company for the period from 26 August 2019 to 25 February 2020.

3
Amount includes the cost of non-executive directors’ fiscal compliance in Ireland, other costs connected with Board-related events paid for by the Company and tax services related to tax equalization benefits.

4
In addition to the compensation set forth above, Mr Chenu continues to receive certain tax services from the Company, and remains eligible for certain tax equalization benefits relative to the vesting of previously granted equity awards, stemming from his prior service as an executive officer of the Company.

Director Remuneration for the years ended 31 March 2020 and 2019

For Irish reporting purposes, the breakdown of director’s remuneration between managerial services (which only relate to Dr Truong and Mr Gries (for fiscal year 2019 only) and director services is:

	Years Ended 31 March
(In US dollars)	2020	2019
Managerial Services[1]	$5,862,529	$6,292,737
Director Services[2]	3,908,420	2,725,814
	$9,770,949	$9,018,551
____________

1
Includes cash payments, non-cash benefits (examples include medical and life insurance benefits, car allowances, membership in executive wellness programs, financial planning and tax services), 401(k) benefits, and amounts expensed for outstanding equity awards for CEO J Truong and former CEO Louis Gries (for fiscal year 2019).

2
Includes compensation for all non-executive directors, which includes base, Chairman, Chairman exertion fee, supplemental compensation fees (as described in footnote 2 of the table above which sets out the remuneration for non-executive directors), Committee Chairman fee and cost of non-employee directors’ fiscal compliance in Ireland. It includes costs connected with Board-related events paid for by the Company and it includes CEO J Truong and a proportion of the former CEO L Gries' (for fiscal year 2019) remuneration paid as fees for their service on the JHI plc Board in fiscal years 2020 and 2019.

James Hardie 2020 Annual Report on Form 20-F	43

SHARE OWNERSHIP AND STOCK BASED COMPENSATION ARRANGEMENTS
As of 30 April 2020 and 30 April 2019, the number of CUFS and RSUs beneficially owned by Senior Executive Officers is set forth below:

Name	CUFS at 30 April 2020	CUFS at 30 April 2019	RSUs at 30 April 2020	RSUs at 30 April 2019
J Truong	—	—	596,682	353,668
J Miele	18,592	12,494	73,735	47,301
S Gadd	67,928	55,101	326,154	325,314
J Blasko	64,861	52,213	157,352	159,581
R Kilcullen	—	—	127,744	112,587

As of 30 April 2020 and 30 April 2019, the number of CUFS and RSUs beneficially owned by non-executive directors is set forth below:

Name	CUFS at 30 April 2020	CUFS at 30 April 2019
M Hammes [1]	44,109	44,109
B Anderson [2]	18,920	18,920
R Chenu	105,518	105,518
A Gisle Joosen	3,920	3,420
D Harrison [3]	19,259	19,259
P Lisboa [4]	2,389	2,389
A Lloyd [5]	18,000	18,000
M Nozari [6]	1,000	—
R Rodriguez	—	—
____________

1	35,109 CUFS held in the name of Mr and Mrs Hammes and 9,000 CUFS held as American Depositary Shares (“ADSs”) in the name of Mr and Mrs Hammes.

2	7,635 CUFS held in the name of Mr Anderson, 390 CUFS held as ADSs in the name of Mr Anderson and 10,895 CUFS held as ADSs in the name of Mr and Mrs Anderson.

3	2,384 CUFS held in the name of Mr Harrison, 1,000 CUFS held as ADSs in the name of Mr Harrison and 15,875 CUFS held as ADSs in the name of Mr and Mrs Harrison.

4	2,389 CUFS held as ADSs in the name of Mr Lisboa.

5	18,000 CUFS held as ADSs in the name of Ms Lloyd.

6	1,000 CUFS held as ADSs in the name of Mr Nozari.
Based on 443,144,740 shares of common stock outstanding at 30 April 2020 (all of which are subject to CUFS), no director or Senior Executive Officer beneficially owned 1% or more of the outstanding shares of the Company at 30 April 2020 and none of the shares held by directors or Senior Executive Officers have any special voting rights. As of 30 April 2020, there were no options outstanding under any of the Company’s stock-based compensation arrangements. Individual’s holding RSUs have no voting or investment power over these units.

James Hardie 2020 Annual Report on Form 20-F	44

Stock-Based Compensation Arrangements
At 31 March 2020, we had the following equity award plans:

•	the LTIP; and
•the 2001 Plan.
LTIP
The Company uses the LTIP as the plan for LTI grants to Senior Executive Officers and selected members of executive management. Participants in the LTIP receive grants of RSUs and Scorecard LTI, each of which is subject to performance goals. Participants and award levels are approved by the Remuneration Committee based on local market standards, and the individual’s responsibility, performance and potential to enhance shareholder value. The LTIP was first approved at our 2006 AGM, and our shareholders have subsequently approved amendments to the LTIP in 2008, 2009, 2010, 2012, 2015 and 2018.
The LTIP provides for plan participants’ early exercise of certain benefits or early payout under the plan in the event of a “change in control,” takeover by certain organizations or liquidation. For RSUs, a “change of control” is deemed to occur if (1) a takeover bid is made to acquire all of the shares of the Company and it is recommended by the Board or becomes unconditional, (2) a transaction is announced which would result in one person owning all the issued shares in the Company, (3) a person owns or controls sufficient shares to enable them to influence the composition of the Board, or (4) a similar transaction occurs which the Board determines to be a control event. On a change of control, the Board can determine that all or some RSUs have vested on any conditions it determines, and any remaining RSUs lapse.
RSUs - From fiscal year 2009, the Company commenced using RSUs granted under the LTIP. RSUs issued under the LTIP are unfunded and unsecured contractual entitlements and generally provide for settlement in shares of our common stock, subject to performance vesting hurdles prior to vesting. Additionally, the Company has on occasion issued a small number of cash settled awards.
As of 31 March 2020, there were 2,641,805 RSUs granted and outstanding under the LTIP, as follows:

Restricted Stock Units
Grant Type	Grant Date	Granted	Vested as of 31 March 2020	Outstanding as of 31 March 2020
TSR	September 2016	456,819	156,343	191,866
TSR	August 2017	685,490	—	519,756
ROCE	August 2017	378,809	—	287,222
TSR - Retention	August 2017	246,903	—	127,772
ROCE - Retention	August 2017	136,440	—	70,607
TSR	August 2018	663,738	—	465,368
ROCE	August 2018	357,797	—	250,862
TSR	September 2018	49,381	—	49,381
ROCE	September 2018	25,385	—	25,385
TSR	August 2019	496,497	—	416,821
ROCE	August 2019	268,491	—	225,322
TSR	February 2020	6,676	—	6,676
ROCE	February 2020	4,767	—	4,767
		Total Outstanding		2,641,805

James Hardie 2020 Annual Report on Form 20-F	45

Scorecard LTI - From fiscal year 2010, the Company commenced using Scorecard LTI units granted under the LTIP. The Scorecard LTI is used by the Remuneration Committee to set strategic objectives which change from year to year, and for which performance can only be assessed over a period of time. The vesting of Scorecard LTI units is subject to the Remuneration Committee’s exercise of negative discretion. The cash payment paid to award recipients is based on JHI plc’s share price on the vesting date (which was amended from fiscal year 2012 to be based on a 20 trading-day closing average price).
As of 31 March 2020, there were 2,592,506 Scorecard LTI units granted and outstanding under the LTIP, as follows:

Scorecard LTI
Grant Type	Grant Date	Granted and Outstanding as of 31 March 2020
Scorecard	August 2017	861,666
Scorecard - Retention	August 2017	211,825
Scorecard	August 2018	752,591
Scorecard	September 2018	76,155
Scorecard	January 2019	28,558
Scorecard	August 2019	647,410
Scorecard	February 2020	14,301
		2,592,506
For additional information regarding the LTIP and award grants made thereunder, see Note 17 to our consolidated financial statements.
2001 Plan
The 2001 Plan is intended to promote the Company’s long-term financial interests by encouraging management below the senior executive level to acquire an ownership position in the Company and align their interests with our shareholders. Selected employees under the 2001 Plan are eligible to receive awards in the form of RSUs, nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits. Award levels are determined based on the Remuneration Committee’s review of local market standards and the individual’s responsibility, performance and potential to enhance shareholder value.
The 2001 Plan was first approved by our shareholders and Board in 2001 and reapproved to continue until September 2021 at the 2011 AGM. An aggregate of 45,077,100 shares of common stock were made available for issuance under the 2001 Plan, subject to adjustment in the event of a number of prescribed events set out on the 2001 Plan. Outstanding RSUs granted under the 2001 Plan generally vest at the rate of 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date.
The 2001 Plan is administered by our Remuneration Committee, and the Remuneration Committee or its delegate is authorized to determine: (i) who may participate in the 2001 Plan; (ii) the number and types of awards made to each participant; and (iii) the terms, conditions and limitations applicable to each award. The Remuneration Committee has the exclusive power to interpret and adopt rules and regulations to administer the 2001 Plan, including a limited power to amend, modify or terminate the 2001 Plan to meet any changes in legal requirements or for any other purpose permitted by law.

James Hardie 2020 Annual Report on Form 20-F	46

The purchase or exercise price of any award granted under the 2001 Plan may be paid in cash or other consideration at the discretion of our Remuneration Committee, including cashless exercises.
The exercise price for all options is the market value of the shares on the date of grant. The Company may not reduce the exercise price of such an option or exchange such an option or stock appreciation right for cash, or other awards or a new option at a reduced exercise price without shareholder approval or as permitted under specific restructuring events.
No unexercised options or unvested RSUs issued under the 2001 Plan are entitled to dividends or dividend equivalent rights.
The 2001 Plan also permits the Remuneration Committee to grant stock options, performance awards, restricted stock awards, stock appreciation rights, dividend equivalent rights or other stock based benefits.
The 2001 Plan provides for the automatic acceleration of certain benefits and the termination of the plan under certain circumstances in the event of a “change in control.” A change in control will be deemed to have occurred if either (1) any person or group acquires beneficial ownership equivalent to 30% of our voting securities, (2) individuals who are currently members of our Board cease to constitute at least a majority of the members of our Board, or (3) there occurs the consummation of certain mergers (other than a merger that results in existing voting securities continuing to represent more than 5% of the voting power of the merged entity or a recapitalization or reincorporation that does not result in a material change in the beneficial ownership of the voting securities of the Company), the sale of substantially all of our assets or our complete liquidation or dissolution.
Options - Until fiscal year 2008, the Company issued options to purchase shares of our common stock issued under the 2001 Plan. As of 31 March 2020, there were no options outstanding under the 2001 Plan.
RSUs - Since fiscal year 2009, the Company has issued restricted stock units under the 2001 Plan, which are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. We granted 24,006, 617,793 and 332,262 restricted stock units under the 2001 Plan in the years ended 31 March 2020, 2019, and 2018, respectively. The annual grant that would have been awarded in December 2019 will be awarded in June 2020 to more closely align with our fiscal year. Additionally, the Company has on occasion issued a small number of cash settled awards. As of 31 March 2020, there were 520,632 restricted stock units outstanding under this plan, divided as follows:

Restricted Stock Units
Grant Date	Granted	Vested as of 31 March 2020	Outstanding as of 31 March 2020
December 2016	297,388	222,939	—
December 2017	320,909	138,002	116,791
February 2018	3,926	1,640	1,315
December 2018	545,185	121,471	335,887
March 2019	72,608	17,986	48,505
June 2019	23,486	5,872	17,614
December 2019	520	—	520
	Total Outstanding		520,632

For additional information regarding the 2001 Plan and award grants made thereunder, see Note 17 to our consolidated financial statements.

James Hardie 2020 Annual Report on Form 20-F	47

CORPORATE GOVERNANCE REPORT
Corporate Governance Statement
The Company believes strong corporate governance is essential to achieving both its short and long-term performance goals and to maintaining the trust and confidence of investors, employees, regulatory agencies, customers and other stakeholders. The Board follows, both formally and informally, corporate governance principles designed to assure that the Board, through its membership, composition, Board committee structure and governance practices, is able to provide informed, competent and independent guidance and oversight and thereby promote long-term shareholder value. This Corporate Governance Statement (this “Statement”) describes the key aspects of the Company’s corporate governance framework.
During fiscal year 2020, the Board evaluated the Company’s corporate governance framework and practices and approved this Statement. This Statement is current as at 30 April 2020.
Overall Approach to Corporate Governance
The Company operates under the regulatory requirements of numerous jurisdictions, including those of its corporate domicile (Ireland) and its principal stock exchange listings (Australia and the United States). In presenting this Statement, the Board has evaluated the Company’s corporate governance framework in relation to the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (3rd Edition) (the “ASX Principles”), as well as the NYSE Corporate Governance Standards (the “NYSE Standards”).
ASX Principles
Pursuant to ASX Listing Rule 4.10.3, the Company is required to disclose in this Annual Report the extent to which it has followed the ASX Principles for fiscal year 2020 and must identify any areas where the Company has determined not to follow the ASX Principles and provide the reasons for not following them.
NYSE Standards
As a foreign private issuer with ADSs listed on the NYSE, the Company is required to disclose in this Annual Report any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Based on the requirements of the NYSE Standards, the Company believes that its corporate governance framework and practices were consistent with the NYSE Standards during fiscal year 2020, except as otherwise noted below:

•
Generally, in the United States, an audit committee of a public company is directly responsible for appointing the company’s independent registered public accounting firm, with such appointment being subsequently ratified by shareholders. Under Irish law, the independent registered public accounting firm is directly appointed by the shareholders where there is a new appointment. Otherwise, the appointment is deemed to continue unless the firm retires, is asked to retire or is unable to perform their duties; and

•
NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, the Company does not have to comply with this requirement; however, the Board committee charters reflect Australian and Irish practices, in that such Board committees have a majority of independent directors, unless a higher number or percentage is mandated.

James Hardie 2020 Annual Report on Form 20-F	48

Availability of Key Governance Documents
This Statement, as well as the Company’s Constitution, Board committee charters and the other key governance and corporate policies referenced in this Statement, as updated from time to time, are available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au) or by requesting a copy from the Company Secretary at the Company’s corporate headquarters, Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
The Board committee charters and other key governance and corporate policies referenced in this Statement were reviewed by the Board during fiscal year 2020.
Discussion of Corporate Governance Framework and Practices
The following discussion of the Company’s corporate governance framework and practices incorporates the disclosures required by the ASX Principles, and generally follows the order of the ASX Principles.
Principle 1: Lay Solid Foundations for Management and Oversight
The Role of the Board and Management
The principal role of the Board is to promote and protect shareholder value by providing strategic guidance to management and overseeing management’s implementation of the Company’s strategic goals and objectives. On an annual basis, the Board reviews the Company’s strategic priorities with management, including the Company’s business plan, and leads discussions on execution strategy, including budgetary considerations, to ensure that the Company has the appropriate resources to deliver the agreed strategy. The Board also monitors management, operational and financial performance against the Company’s goals on an ongoing basis throughout the year. To enable it to do this, the Board receives operational and financial updates at every scheduled Board meeting.
Given the size of the Company, it is not possible or appropriate for the Board to be involved in managing the Company’s day-to-day activities. However, the Board is accountable to shareholders by whom they are elected for delivering long-term shareholder value. To achieve this, the Board ensures that the Company has in place a framework of controls, which enables management to appraise and manage risk effectively with oversight from the Board, through clear and robust procedures and delegated authorities.
In accordance with the provisions of the Company’s Constitution, the Board committee charters and other applicable governance and corporate policies, the Board has delegated a number of powers to Board committees and responsibility for the day-to-day management of the Company’s affairs and the implementation of corporate strategy to the CEO. The responsibilities delegated to the CEO are established by the Board and include limits on the way in which the CEO can exercise such authority. In addition, the Board has also reserved certain matters to itself for decision, including:

•	appointing, removing and assessing the performance and remuneration of the CEO and CFO;

•	succession planning for the Board and the CEO and defining the Company’s management structure and responsibilities;

•	approving the overall strategy for the Company, including the business plan and annual operating and capital expenditure budgets;

•	ensuring that the Company has in place an appropriate risk management framework and that the risk appetite and tolerances are set at an appropriate level;

•	convening and monitoring the operation of shareholder meetings and approving matters to be submitted to shareholders for their consideration;

James Hardie 2020 Annual Report on Form 20-F	49

•	approving annual and periodic reports, results announcements and related media releases, and notices of shareholder meetings;

•	approving the dividend policy and interim dividends and, when appropriate, making recommendations to shareholders regarding the annual dividend;

•	reviewing the authority levels of the CEO and management;

•	approving the remuneration framework for the Company;

•	overseeing corporate governance matters for the Company;

•	approving corporate-level Company policies;

•	considering management’s recommendations on various matters which are above the authority levels delegated to the CEO or management;

•	oversight of sustainability-related topics and strategy; and

•	any other matter which the Board considers appropriate to be approved by the Board.
In discharging its duties, the Board aims to take into account, within the context of the industry in which the Company operates, the interests of the Company (including the interests of its employees), shareholders, and other stakeholders, and where possible, aligns its activities with current best practices in the jurisdictions in which the Company operates.
The full list of those matters reserved to the Board is formalized in our Board Charter. The Board Charter is available in the Corporate Governance section of our investor relations website (www.ir.jameshardie.com.au).
Board Committees
In order to ensure that the Board properly discharges its responsibilities and fulfills its oversight role, the Board has established the following standing Board committees:

•	Audit Committee;

•	Remuneration Committee; and

•	Nominating and Governance Committee.
Additionally, from time to time, the Board may establish ad hoc Board committees to address particular matters. Each standing Board committee meets at least quarterly and has scheduled an annual calendar of meetings and discussion topics to assist it to properly discharge all of its responsibilities. Each Board committee Chair reports to the Board at each scheduled Board meeting on their activities.
Each of the standing Board committees operates under a written charter adopted by the Board. On an annual basis, each committee, with the assistance of the Nominating and Governance Committee, undertakes a review of its charter for consistency with applicable regulatory requirements and current corporate governance principles and practices. Each of the standing Board committee charters is available on the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).
Full discussions of the role and oversight responsibilities for each standing committee are provided below under Principle 2 (Nominating and Governance Committee), Principle 4 (Audit Committee) and Principle 8 (Remuneration Committee).
Board and Board Committee Meetings
The Board and each of the standing Board committees meet formally at least four times a year and on an ad hoc basis as deemed necessary or appropriate. Scheduled Board meetings are normally held over a period of one or two days, with Board committee meetings also taking place during such time. This meeting structure enhances the effectiveness of the Board and the Board committees. Board and Board committee

James Hardie 2020 Annual Report on Form 20-F	50

meetings are generally held at the Company’s corporate headquarters in Ireland. At each scheduled meeting, the Board meets in executive session without management present for at least part of the meeting.
Prior to each scheduled Board or Board committee meeting, directors are provided timely and necessary information by Company management to allow them to fulfill their duties. The Nominating and Governance Committee periodically reviews the format, timeliness and content of information provided to the Board and Board committees. All directors receive access to all Board committee materials and may attend any Board committee meeting, whether or not they are members of such committee. Directors also receive the minutes of each committee’s deliberations and findings, as well as oral reports from each Board committee Chair, at each scheduled Board meeting.
In discharging their duties, directors are provided with direct access to executive management and outside advisors and auditors.
The Board has regular discussions with the CEO and executive management regarding the Company’s strategy and performance, during which Board members formally review the Company’s progress. During the year, the Board and each Board committee develop and review an annual work plan created from the standing Board committee charters so that the responsibilities of each Board committee are addressed at appropriate times throughout the year.
The following table provides the composition of each standing Board committee during fiscal year 2020, as well as sets out the number of Board and Board committee meetings held, and each director’s attendance:

	Board		Audit			Remuneration			Nominating & Governance
Name	H	A	Member	H	A	Member	H	A	Member	H	A
M Hammes	4	4				•	4	4	•	4	4
B Anderson	4	4	C	4	4	•	4	3
R Chenu	4	4				•	4	4	•	4	4
D Harrison	4	4	•	4	4				C	4	4
A Gisle Joosen	4	4	•	4	4
P Lisboa	4	4				C	4	4
A Littley	2	2	•	2	2	•	2	2
A Lloyd	4	4	•	2	2
M Nozari	2	2				•	1	1	•	1	1
R Rodriguez	4	4							•	4	3
R van der Meer	2	2							•	2	2
____________
 ●    Board Committee member
 C    Board Committee chair
H    Number of meetings held during the time the director held office or was a member of the Board committee during the fiscal year.

A
Number of meetings attended during the time the director held office or was a member of the Board committee during the fiscal year. Non-committee members may also attend Board committee meetings from time to time; these attendances are not shown.

James Hardie 2020 Annual Report on Form 20-F	51

Company Secretary
The Company Secretary is accountable to the Board through the Chair of the Board on all matters relative to the proper functioning of the Board. The Company Secretary is also responsible for ensuring that Board procedures are complied with. All directors have access to the Company Secretary for advice and services. The Board appoints and removes the Company Secretary. The duties required of the Company Secretary include:

•	advising the Board and its committees on governance matters;

•	monitoring that Board and committee policy and procedures are followed;

•	coordinating the timely completion and dispatch of Board and committee papers;

•	ensuring that the business at Board and committee meetings is accurately captured in the minutes; and

•	helping to organize and facilitate the induction and professional development of directors.
Evaluation of Director Candidates
Before appointing a director or nominating a candidate to shareholders for election as a director, the Company typically undertakes background checks, including checks as to the candidate’s education, experience, criminal history, bankruptcy and character. To facilitate shareholders making an informed decision on whether or not to elect or re-elect a director, the Board details in the Notice of Meeting all material information it possesses relevant to the decision. This information includes biographical details, relevant qualifications and experience and the skills they bring to the Board and details of any other material directorships currently held by the candidate as well as the term of office currently served by the director, and if the Board considers that the director is independent.

In addition, when a director is being elected for the first time, the following information will be presented in the Notice of Meeting:

•	material adverse information revealed by the checks the Company has performed about the director;

•	details of any interest, position, association or influence in a material respect; and

•	if the Board considers that the candidate if elected, will qualify as an independent director.
Agreements with Directors and Senior Executives
Each incoming director receives a letter of appointment setting out the key terms and conditions of his or her appointment and the Company’s expectations of them in that role. No benefits are provided to our non-executive directors upon termination of appointment. The Company has executive agreements in place with certain senior executives where it is in the Company’s strategic interest. Certain senior executives have more specific written agreements and details of such agreements can be found in the Company’s remuneration information contained in “Section 1 – Remuneration” of this Annual Report. The letter of appointment includes:

•	a requirement to disclose directors’ interests and any matters which may affect the director’s independence;

•	the requirement to comply with key corporate policies, including the Company’s Code of Conduct and its Insider Trading policy;

•	the Company’s policy on when directors may seek independent professional advice at the expense of the Company;

•	indemnity and insurance arrangements; and

•	ongoing confidentiality obligations.

James Hardie 2020 Annual Report on Form 20-F	52

Management Performance Evaluations
On an annual basis, the Remuneration Committee, and subsequently the Board, review the performance of the CEO against performance measures approved by the Board and Remuneration Committee. The CEO reviews the performance of each of the CEO’s direct reports throughout the year, assessing their performance against performance measures approved by the Remuneration Committee and the Board and reports to the Board through the Remuneration Committee on the outcome of those reviews annually. Performance evaluations for fiscal year 2020 were conducted in accordance with the process outlined above in April and May 2020. Further details on the assessment criteria for the CEO and other senior executive officers are set out in “Section 1 – Remuneration” of this Annual Report and will be included in the separate Remuneration Report which will be issued to the Company's shareholders in July 2020.
Board Performance Evaluation
The Nominating and Governance Committee oversees the Board evaluation process and makes recommendations to the Board. During fiscal year 2020, the process, which was undertaken in February 2020, involved the completion of a purpose-designed survey by each director and a private discussion between the Chair of the Board and each director, and the results were reviewed and discussed by the Nominating and Governance Committee and the Board. Further, during fiscal year 2020, the Chair of the Nominating and Governance Committee discussed with the Board, the Chair’s performance and contribution to the effectiveness of the Board.
Workplace Diversity
James Hardie believes that a capable, inclusive and diverse workforce, encompassing a wealth of different viewpoints, skills, attributes, and experiences, contributes to the business performance and overall success of the Company. We appreciate the differing abilities, perspectives and experiences of our employees and strive to create an environment where individuals feel safe to engage and participate because they know they are valued and respected.
With operations and employees located around the world, the Company has implemented a Workplace Diversity Policy that reflects a broader view of diversity than those covered by the ASX Principles and supports our core organizational values, with specific focus on Operating with Respect and Building Organizational Advantage. The Workplace Diversity Policy, which is located in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au), applies to all individuals recruited or employed by the Company and reflects the organization’s inclusive view of diversity, which embraces individual differences related to race, gender, age, national origin, religion, sexual orientation or disability.
The Board, with assistance from management, is responsible for approving and monitoring the Company’s diversity policy and measurable objectives in the context of the Company’s unique circumstances and industry. The Board assesses the policy and objectives annually and the Company’s progress in achieving them.
The Board has delegated responsibility to the Nominating and Governance Committee for monitoring the effectiveness of this policy to the extent it relates to diversity of the Board’s composition, senior leadership, management, and the organization as a whole and for reviewing and recommending any updates to this policy, as deemed necessary.

James Hardie 2020 Annual Report on Form 20-F	53

Details of diversity composition across various levels of the organization at the end of fiscal year 2020 are set out below:

Level	Percentage of female employees	Percentage of employees with diversity characteristics
James Hardie Board[1]	33% (3 of 9)	67% (6 of 9)
US BUSINESS [2]
Senior leadership positions[3]	15% (25 of 164)	29% (47 of 164)
All management positions	15% (65 of 429)	28% (120 of 429)
Total workforce	12% (342 of 2,760)	38% (1,054 of 2,760)
NON-US BUSINESSES [4]
Senior leadership positions[3]	23% (12 of 52)
All management positions	16% (46 of 291)
Total workforce	16% (335 of 2,073)
____________

1	Includes gender and race diversity characteristics for the Board. CEO is reported with US Business Senior leadership positions.

2	Includes US employees with diversity characteristics including gender and race.

3	Senior Leaders are defined as individuals at senior manager and director level and above who participate in the Company and Individual Performance (CIP) Plan.

4	Race/national origin diversity characteristics vary between countries and are therefore not captured in aggregate for Non-US businesses.
The Board has a goal to maintain:

•	diversity characteristics in excess of 30%; and

•	women in excess of 20% among non-executive directors.

With regard to the Company’s senior leadership, management, and the organization as a whole, the following table outlines the organization’s five primary objectives in promoting diversity during fiscal year 2020, the actions in place or undertaken to achieve these objectives, the progress made against these objectives during fiscal year 2020 and the fiscal year 2021 plans.

James Hardie 2020 Annual Report on Form 20-F	54

Objectives	FY20 Actions and Outcomes	FY21 Plans
To promote a culture of diversity and inclusion (which includes ethnicity, gender, skills, experience, and other elements that reflect a broad representation of individuals with various backgrounds).
•
Continued tradition of holding global events for Lunar / Chinese New Year, Diwali, Waitangi Day, and several other culturally significant holidays to celebrate the diverse backgrounds of our people.
•
International Women’s Day events and recognition occurred across all of the Asia-Pacific region during March 2020 as well as in other locations located in North America and Europe.
•
Results of Asia-Pacific culture survey were analyzed to identify differences across gender and diversity.
•
Established a Diversity and Inclusion Committee in New Zealand to develop specific initiatives across the region.

•
Global initiatives including development of a global diversity and inclusion strategy and program launch. Objectives are to align and refine our culture, define employee value proposition, grow and develop talent, and improve our hiring processes.
•
A global employee engagement survey will be launched and results reviewed with eye towards development of programs and initiatives to improve engagement and further develop a more diverse and inclusive global workforce.
•
Asia-Pacific region will be developing further initiatives and programs to create a more inclusive work environment including cultural intelligence and unconscious bias training, reviewing all workplaces to ensure they cater to diverse workforces (i.e. break, restroom, religious and nursing mother facilities) and expansion of diversity and inclusion committees to major sites.

To ensure that recruitment and selection processes are based on merit.
•
Globally created and leveraged recruitment videos highlighting a diverse workforce which are now being shared externally as a recruitment tool.
•
Continued showcasing diverse talent on LinkedIn to attract more diverse talent into the organization.
•
Results for North America’s Engineering Development Program (EDP) recruits, 6 out of 11 (55%) hires were either women or have diversity characteristics.
•
As of the end of FY20 total new hires in North America were 17% female, with 7 out of 35 (20%) open Leadership roles filled by women.
•
In APAC, included a requirement for our agency panel participants to have a diverse and balanced shortlist for all roles in their service contract.
•
Hired females to fill three critical leadership roles (Finance, Operations, HR) in Europe and one (R&D) in North America.

•
Recruitment of diverse candidates for management roles will continue to be a focus across all global locations. Specifically strengthen the focus on diversity in the recruiting process for sales in Europe.
•
We plan to continue the EDP initiative and maintain or enhance the diversity characteristics of the program participants we recruit and hire.
•
Partner with WORK180 in Australia and become an endorsed employer for women.

To provide talent management and development opportunities which provide equal opportunities for all current employees.
•
In North America, we ran two cohorts of employees through our Leadership Fundamentals program in FY20, which were intended to provide our new leaders with the skills to build and manage high-performing and diverse teams.  32% of our Leadership Fundamentals attendees in FY20 were women (12 of 38 attendees).
•
Launched the Women’s Initiative Network group in North America to build cross-functional networks among women in leadership roles. Meetings are held regularly with presenters from both inside and outside of the Company.
•
In Australia, members of the management team participated in a women’s mentoring program as mentors and mentees.

•
Roll out global talent and organizational review processes to identify strengths, gaps and future succession.
•
Introduce global goal setting and development planning to align individual objectives with global business strategy and to further develop a diverse workforce.

To reward and remunerate employees fairly across the globe.
•
Conducted the annual employee wage benchmarking study to ensure remuneration is aligned with the Company remuneration philosophy. The study again included all corporate and plant locations.
•
The Workplace Gender Equality Act (WGEA) report is submitted to the Australian government on an annual basis. The WGEA confirmed that JH Australia is compliant with the Workplace Gender Equality Act 2012 (Act). The analysis was extended across the Asia-Pacific region in FY20.
•
Healthcare programs introduced for disabled employees in Europe.

•
Review, evaluate and propose updated salary compensation structure to ensure alignment with market.
•
Conduct global benefits review to better understand our global population’s preferences and needs.
•
Will continue to conduct the WGEA gender pay review and analysis across the entire Asia-Pacific region to identify any gender pay gaps. Management will then establish an action plan to address identified opportunities to close the gaps.

James Hardie 2020 Annual Report on Form 20-F	55

Objectives	FY20 Actions and Outcomes	FY21 Plans
To provide flexible work practices across the globe.
•
Flexible working arrangements continued to be discussed with employees across global locations and individual arrangements are offered as job requirements permit.
•
In Asia-Pacific, developed and launched Hardie Families including reviewing and refreshing our leave and flexible work policies for parental leave, adoption, IVF treatment, domestic violence and elder care.
•
Provided flexible work arrangements as possible across sites throughout Europe.

• Globally, Paid Time-Off (PTO), family and parental leave programs to be reviewed and evaluated, with updated program proposed to better align with market and current best practices in FY21.

Principle 2: Structure the Board to Add Value
Composition of the Board

As of the date of this report, the Board comprises nine non-executive directors and one executive director (being the CEO). In accordance with the Company’s Constitution, the Board must have no less than three and not more than twelve directors, with the precise number to be determined by the Board.

Director	Board tenure	Independence
Michael Hammes	7 February 2007	Independent non-executive Chair
Jack Truong	31 January 2019	Chief Executive Officer, Executive director
Brian Anderson	14 December 2006	Independent non-executive director
David Harrison	19 May 2008	Independent non-executive director
Russell Chenu	15 August 2014	Independent non-executive director
Andrea Gisle Joosen	20 March 2015	Independent non-executive director
Persio Lisboa	2 February 2018	Independent non-executive director
Anne Lloyd	4 November 2018	Independent non-executive director
Rada Rodriguez	13 November 2018	Independent non-executive director
Moe Nozari	6 November 2019	Independent non-executive director
Dr Moe Nozari was appointed to the Board on 6 November 2019. Dr Nozari worked at 3M Company for 38 years. He served as an Executive Vice President of Consumer and Office Business at 3M Company from 2002 until his retirement from 3M in July 2009. Prior to that he served as an Executive Vice President of Consumer and Office Markets Group from 1996 to 1999. Dr Nozari joined 3M Company in the Central Research Laboratories in 1971 and advanced to the position of Technical Director of the Photographic Products Division. After a succession of managerial and business responsibilities in 1986 he was named a division Vice President, then a Group Vice President in 1996.
Ms Alison Littley and Mr Rudolf van der Meer retired as non-executive directors of the Board on 9 August 2019. These retirements were in line with the Board’s ongoing succession plan.
Directors may be elected by the Company's shareholders at general meetings or appointed by the Board and elected at the next general meeting if there is a vacancy. A person appointed as a director by the Board must submit him or herself for election at the next AGM. The Board and our shareholders have the right to nominate candidates for the Board. Directors may be dismissed by the Company' shareholders at a general meeting. In accordance with the Company’s Constitution and the ASX Listing Rules, no director (other than the CEO) shall hold office for a continuous period of more than three years without being re-elected by shareholders at an AGM. The Company’s Constitution provides for a classified Board structure and the Board is divided into three classes (excluding the CEO). Upon the expiration of the term of a class of

James Hardie 2020 Annual Report on Form 20-F	56

directors at an AGM, each director in that class may, if willing to act and if the Board so recommends, put themselves forward for re-election at that same AGM to serve from the time of re-election until the third AGM following his or her re-election.
The Board’s overriding desire is to maximize its effectiveness by appointing the best candidates for vacancies and closely reviewing the performance of directors subject to re-election. Directors are not automatically nominated for re-election. Nomination for re-election is based on a number of factors, including an assessment of their individual performance, independence, tenure, and their skills and experience relative to the needs of the Company. The Nominating and Governance Committee and the Board discuss the performance of each director due to stand for re-election at the next AGM before deciding whether to recommend their re-election.

As part of the appointment process, the Nominating and Governance Committee, in consultation with the Board, considers the size and composition of the Board, the current range of skills, competencies and experience and the desired range of skills, as well as Board renewal, succession and diversity plans. The Nominating and Governance Committee identifies suitable candidates, with assistance from an external consultant, where appropriate, and a number of directors meet with those candidates. Prior to the Board selecting the most suitable candidate (based on a recommendation from the Nominating and Governance Committee), the Board, with the assistance of external consultants, conducts appropriate background and reference checks.

During fiscal year 2020, the Nominating and Governance Committee continued to execute its forward-looking plan for Board and Committee succession, to ensure orderly succession to key posts (including for the Chair of the Board), effective recruitment and smooth onboarding of new members (including any required transition). The execution of this plan is well underway and is under regular review by the Board supported by updates and reports to the Board from the Nominating and Governance Committee.

Board refreshment and renewal will continue in fiscal year 2021 during which the Board anticipates appointing additional non-executive directors. It is anticipated that the average number of non-executive directors will be higher than in recent years as the succession and renewal plan is executed.
Director Independence
In accordance with the ASX Principles and the NYSE Standards, the Company requires that a majority of directors on the Board and the Board committees, as well as the Chair of the Board and each committee, be independent, unless a greater number is required to be independent under the rules and regulations of the ASX, the NYSE or other applicable regulatory body.
All directors are expected to bring their independent views and judgment to the Board and Board committees and must declare any potential or actual conflicts of interest. For a director to be considered independent, the Board must determine the director does not have any direct or indirect business or other relationship that could materially interfere with such director’s exercise of independent judgment. In assessing the independence of each director, the Board considers the standards for determining director independence set forth in the ASX Principles and the NYSE Standards and evaluates all potential conflicting relationships on a case-by-case basis, considering the materiality of each potential or actual conflict of interest.
During fiscal year 2020, the Board, with the assistance of the Nominating and Governance Committee, undertook an independence assessment of each director. The Board determined that, with the exception of Jack Truong, as CEO of the Company, each of Michael Hammes, Brian Anderson, Russell Chenu, Andrea Gisle Joosen, David Harrison, Persio Lisboa, Anne Lloyd, Rada Rodriguez and Moe Nozari is independent.

James Hardie 2020 Annual Report on Form 20-F	57

In assessing Mr Chenu’s independence, the Board considered his previous employment as CFO of the Company from which he retired in November 2013. The Board determined that notwithstanding his past employment, Mr Chenu's character and judgment is independent which has been demonstrated in his actions and interactions with other members of the Board as it addresses the various matters which are placed before it.
In assessing Ms Lloyd’s independence, the Board considered her role as interim Chief Financial Officer of the Company for a six month period, from August 2019 to February 2020 and determined that notwithstanding her performing this role, given its short term nature she remains independent.
Prior to determining the independence of Mr Anderson, the Board considered his role as a director of PulteGroup, a home builder in the United States. PulteGroup does not buy any of the Company’s products directly from the Company, although it does buy the Company’s products through some of the Company’s customers. PulteGroup receives a rebate from the Company or the Company’s suppliers in respect of some of its purchases in accordance with a rebate program applicable to similar home builders. These transactions are conducted on an arm’s length basis, are similar to the transactions the Company has entered into with other similarly situated home builders, are in accordance with the Company’s normal terms and conditions and are not material to PulteGroup or to the Company. The rebate program existed and was disclosed to the Board before Mr Anderson became a director. It is not considered that Mr Anderson has any influence over these transactions.

In assessing the independence of Mr Hammes, the Board considered his expanded role (which concluded in late 2019) in management succession planning and, notwithstanding (i) the additional time the Chair of the Board spent with the management team, and (ii) his length of tenure, the Board believes that he has not formed an association with management that could interfere with his ability to exercise independent judgment.
The Board also believes that, notwithstanding the length of Mr Anderson’s and Mr Harrison's tenure, they each remain independent in character and judgment and have not formed an association with management that could interfere with their ability to exercise independent judgment.
Director Qualifications and Board Diversity
The Board seeks to achieve a mix of skills, experience and expertise to maximize the effectiveness of the Board and utilizes a skills matrix in reviewing Board composition and in succession planning. The following lists the mix of skills, experience and diversity the Board has and is looking to achieve, taking into consideration the strategic objectives of the Company.

James Hardie 2020 Annual Report on Form 20-F	58

Key Board Skills and Experience

Skill and Experience	Definition
Executive leadership	• Successful business history at a senior executive level.
Board experience	• Experience as a non-executive director of a listed company.
Succession planning	• Experience in identifying and growing talent to fill leadership and business-critical positions.
Strategy	• Demonstrable ability to develop and implement successful business strategy. • Experience in overseeing management for the delivery of strategic objectives.
Governance	• Awareness of global governance practices and trends. • Experience in the identification and resolution of regulatory issues across a wide range of jurisdictions.
Financial acumen/ Corporate finance	• Experience in financial accounting and reporting and evaluating financial risks and the adequacy of financial controls. • Understanding of key financial drivers of business and corporate finance.
Risk management	• Experience in anticipating, evaluating and managing risks across various countries, regulatory systems or business environments.
Global experience
•
Experience in developing and implementing successful and sustainable operational/ governance structures in new geographies and jurisdictions.
•
Exposure to different political, cultural and regulatory business environments.

Health, safety and environmental	• Experience in a role with responsibility for the health and safety of employees. • Experience implementing and improving health and safety processes/ management systems.
Human resources and executive remuneration
•
Experience leading large, diverse and geographically distributed teams, promoting inclusion and diversity.
•
Senior executive role or board experience of remuneration frameworks that aim to attract and retain high caliber of executives and other employees.

Manufacturing	• Senior executive experience or technical experience in the manufacturing sector, including supply chain.
Market experience/ Customer Centricity/Innovation	• Experience in next generation insight, digital and customer experience. • Experience in technical innovation and new product development.

In light of the ongoing succession planning and board renewal, the Company’s board skills matrix is currently under review and will be further enhanced in the FY2021 Corporate Governance Statement.
Information regarding Board diversity can be found in the “Workplace Diversity” section above.
Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board committee meetings. The Nominating and Governance Committee reviews the other commitments of directors annually and otherwise, as required. In fiscal year 2020, as part of the review, the Nominating and Governance Committee noted that Mr Anderson, who is considered a financial expert by virtue of his qualifications and previous experience, serves on a total of four public company audit committees (including the Company’s Audit Committee). The Board has determined that such simultaneous service does not impair the ability of Mr Anderson to effectively serve as Chair of the Company’s Audit Committee.
Biographical information for each member of the Board, along with the skills, qualifications, experience and relevant expertise for each director, and his or her date and term of appointment, are summarized in the Board biography section of this Annual Report and also appear in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

James Hardie 2020 Annual Report on Form 20-F	59

Nominating and Governance Committee

Director	Committee tenure	Independence
David Harrison – Committee Chair	1 July 2018	Independent non-executive director
Michael Hammes	16 November 2009	Independent non-executive Chair
Russell Chenu	13 August 2015	Independent non-executive director
Rada Rodriguez	13 November 2018	Independent non-executive director
Moe Nozari	7 February 2020	Independent non-executive director
The Board has established the Nominating and Governance Committee to identify and recommend to the Board individuals qualified to become members of the Board, develop and recommend to the Board a set of corporate governance principles, and perform a leadership role in shaping the Company’s corporate governance policies. The duties and responsibilities of the Nominating and Governance Committee include:

•	identifying and recommending to the Board individuals qualified to become directors;

•	overseeing the evaluation of the Board and senior management and formulating succession plans for the CEO, CFO and senior executives;

•	assessing the independence of each director;

•	reviewing the conduct of the AGM; and

•	performing a leadership role in shaping the Company’s culture and corporate governance policies.
A more complete description of these duties and responsibilities and other Nominating and Governance Committee functions is contained in the Nominating and Governance Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).
Management Succession Planning
The Board, together with the Nominating and Governance Committee, has developed, and periodically reviews with the CEO, management succession plans, policies and procedures for the CEO and certain other members of executive management.
During fiscal year 2020, the Chair of the Board as part of the CEO transition process which commenced in fiscal year 2019, continued his elevated level of engagement with Dr Truong and the leadership team and supporting Dr Truong’s continued development of a high performance leadership team, which has now concluded.
Retirement and Tenure Policy
The Company does not have a retirement and tenure policy. The length of tenure of individual directors is one of many factors considered by the Board when assessing the independence, performance and contribution of a director, in succession planning, and as part of the Board’s decision-making process when considering whether a director should be recommended by the Board for re-election.
Related Party Transactions
Other than the compensation arrangements with our executive officers and directors, which are disclosed in “Section 1 – Remuneration” of this Annual Report, the Company has not entered into any related party transactions requiring disclosure during fiscal year 2020.

James Hardie 2020 Annual Report on Form 20-F	60

Induction and Continuing Development
The Company has an induction program for new directors. This program includes an overview of the Company’s governance arrangements and directors’ duties in Ireland, the United States and Australia, plant and market tours to understand the Company’s strategic plans and impart relevant industry knowledge, briefings on the Company’s risk management and control framework, financial results and key risks and issues, and meeting other directors, the CEO and members of management. New directors are also provided with comprehensive orientation materials including relevant corporate documents and policies.
In addition, the Company regularly schedules time at Board meetings to develop the Board’s understanding of the Company’s operations and regulatory environment, including updates on topical developments from management and external experts.
Board Leadership Structure
In an effort to promote the efficient undertaking of its roles and responsibilities, the Board has appointed one of its independent, non-executive members, Michael Hammes, as Chair of the Board. In his role as Chair of the Board, Mr Hammes co-ordinates the Board’s duties and responsibilities and acts as an active liaison between management and the Company’s non-executive directors, maintaining frequent contact with the CEO and being advised generally on the progress of Board and Board committee meetings. In his role as Chair of the Board, Mr Hammes also:

•	provides leadership to the Board;

•	chairs Board and shareholder meetings;

•	facilitates Board discussions;

•	monitors, evaluates and assesses the performance of the Board and Board committees; and

•	is a member of and attends meetings of the Remuneration and Nominating and Governance committees.
At the behest of the Board, Mr Hammes remained heavily engaged in fiscal year 2020 in Company CEO and leadership assessment, succession, transition, and development.
Remuneration
For a detailed discussion of the Company’s remuneration policies for directors and executives, and the link between remuneration and overall corporate performance, see “Section 1 – Remuneration” of this Annual Report.
Board Accumulation Guidelines
Non-executive directors are encouraged to accumulate up to 1.5 times (and 2 times for the Chair of the Board) the base Board member fee in the Company’s shares (either personally, in the name of their spouse, or through a personal superannuation or pension plan) over a reasonable time following their appointment. The Remuneration Committee reviews the guidelines and non-executive directors’ shareholdings on a periodic basis.
Independent Advice and Access to Information
In addition to their access to the Company Secretary and senior management, the Board, the Board committees and individual directors may all seek independent professional advice at the Company’s expense for the proper performance of their duties.

James Hardie 2020 Annual Report on Form 20-F	61

Indemnification
The Company’s Constitution provides for indemnification of any person who is (or who was) a director, the Company Secretary, or an employee or any other person deemed by the Board to be an agent of the Company, who suffers any loss as a result of any action in discharge of their duties, in the absence of a willful act or default and subject to the provisions of the Irish Companies Acts.
The Company and certain of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to directors and executives who are directors or officers of the Company or its subsidiaries.
Principle 3: Act Ethically and Responsibly
The Company’s values are integral to our business and express the standards and behaviors expected of directors, senior executives and employees:
Thrive on Competition – we will execute our business strategy by never accepting the status quo and continuously striving to be better than we were yesterday;
Build on Organizational Advantage – we will win by recruiting, engaging and developing the right people through a culture that promotes innovation, high performance and growth;
Embrace Step Change – we will seek and support opportunities that drive toward the Company Mission by deviating from established practices;
Operate with Respect – we will behave with professionalism and regard toward our internal and external stakeholders, fostering a diverse environment of candid communication and ideas.
Global Code of Business Conduct
The Company seeks to maintain high standards of integrity and is committed to ensuring that the Company conducts its business in accordance with high standards of ethical behavior. The Company requires its employees to comply with both the spirit and the letter of all laws and other statutory requirements governing the conduct of the Company’s activities in each country in which the Company operates. The Company has adopted a Global Code of Business Conduct (the “Code of Conduct”) which applies to all of the Company’s employees and directors. The Code of Conduct covers many aspects of corporate policy and addresses compliance with legal and other responsibilities to stakeholders. All directors and employees of the Company worldwide are required to review the Code of Conduct on an annual basis. As part of its oversight functions, the Audit Committee oversees the Code of Conduct and reviews the policy on an annual basis. A copy of the Code of Conduct is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).
The Company did not grant any waivers from the provisions of the Code of Conduct during fiscal year 2020.
Complaints/Ethics Hotline
The Code of Conduct provides employees with advice about who they should contact if they have information or questions regarding potential violations of the policy. Globally, the Company maintains an ethics hotline operated telephonically (except in France) by an independent external provider which allows employees to report anonymously any concerns. All Company employees worldwide are reminded annually of the existence of the ethics hotline.

All complaints, whether to the ethics hotline or otherwise, are initially reported directly to the General Counsel and Chief Compliance Officer, Employment Counsel, Chief Human Resources Officer and the Director of

James Hardie 2020 Annual Report on Form 20-F	62

Internal Audit (except in cases where the complaint refers to one of them). The material complaints are referred immediately to the Chair of the Board and the Audit Committee. Less serious complaints are reported to the Audit Committee on a quarterly basis.

Interested parties who have a concern about the Company’s conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the Company’s Chair of the Board, directors as a group, the Chair of the Audit Committee or Audit Committee members. These communications may be confidential or anonymous, and may be submitted in writing to the Company Secretary at the Company’s corporate headquarters or submitted by phone on +353 (0)1 411 6924. All concerns will be forwarded to the appropriate directors for their review and will be simultaneously reviewed and addressed by the Company’s General Counsel and Chief Compliance Officer in the same way that other concerns are addressed. The Company’s Code of Conduct, which is described above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.
Insider Trading
All directors and employees of the Company are subject to the Company’s Insider Trading Policy. Under the Insider Trading Policy, employees and directors may generally conduct transactions in the Company’s securities during a four week period beginning two days after the announcement of quarterly or full year results, or such other periods as may be designated by the Board provided that such persons are not in possession of material, non-public information. The Insider Trading Policy also contains preclearance requirements for certain designated senior employees and directors, as well as general prohibitions on hedging activities or selling any shares for short-swing profit. There is a general prohibition on hedging unvested shares, options or RSUs.
The Board recognizes that it is the individual responsibility of each director and employee to ensure he or she complies with the Insider Trading Policy and applicable insider trading laws.
A copy of the Insider Trading Policy is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).
Anti-Bribery and Corruption
James Hardie is committed to ensuring a workplace free from bribery and corruption. This zero tolerance is endorsed and supported by senior management and the Board. All employees must comply with the Company's Anti-Bribery and Corruption Policy.
All complaints, are initially reported directly to the General Counsel and Chief Compliance Officer, Employment Counsel, Chief Human Resources Officer and the Director of Internal Audit (except in cases where the complaint refers to one of them). The material complaints are referred immediately to the Chair of the Board and the Audit Committee. Less serious complaints are reported to the Audit Committee on a quarterly basis.
A copy of the Anti-Bribery and Corruption Policy is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

James Hardie 2020 Annual Report on Form 20-F	63

Principle 4: Safeguard Integrity in Corporate Reporting
Audit Committee

Director	Committee tenure	Independence
Brian Anderson – Committee Chair	14 December 2006; Chair since 20 February 2007	Independent non-executive director
Andrea Gisle Joosen	20 March 2015	Independent non-executive director
David Harrison	18 August 2008	Independent non-executive director
The Board has established the Audit Committee to oversee the adequacy and effectiveness of the Company’s accounting and financial policies and controls. The Audit Committee provides advice and assistance to the Board in fulfilling its responsibilities and, amongst other matters:

•	overseeing the Company’s financial reporting process and reports on the results of its activities to the Board;

•
reviewing with management and the external auditor the Company’s annual and quarterly financial statements and reports to shareholders; discussing earnings releases as well as information and earnings guidance provided to analysts;

•	reviewing and assessing the Company’s risk management strategy, policies and procedures and the adequacy of the Company’s policies, processes and frameworks for managing risk;

•
exercising general oversight of the appointment and provision of all external audit services to the Company, the remuneration paid to the external auditor, and the performance of the Company’s internal audit function;

•	reviewing the adequacy and effectiveness of the Company’s internal compliance and control procedures;

•	reviewing the Company’s compliance with legal and regulatory requirements; and

•	establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from whistle-blowers.
A more complete description of these and other Audit Committee functions is contained in the Audit Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).
The Audit Committee meets at least quarterly in a separate executive session with the external auditor and internal auditor, respectively. The Chair of the Audit Committee reports to the full Board following each Audit Committee meeting. As part of such report, the Chair of the Audit Committee will inform the Board of any general issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the Company’s risk management framework, the performance and independence of the external auditor, or the performance of the internal audit function.

All members of the Audit Committee are financially literate and have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. In addition, in accordance with the SEC rules, the Nominating and Governance Committee and the Board have determined that Mr Anderson and Mr Harrison and Ms Lloyd (who is not currently a member of the Audit Committee) qualify as “audit committee financial experts.” It is anticipated that Ms Lloyd will transition into the role of Chair of the Audit Committee, in August 2020 prior to Mr Anderson’s planned retirement from the Board at the conclusion of the 2020 Annual General meeting in August. The skills, qualifications, experience and relevant expertise for each member are summarized in the Board biography section of this Annual Report.

James Hardie 2020 Annual Report on Form 20-F	64

Internal Audit
The Vice President of Internal Audit heads the internal audit department. It is the role of the internal audit department to provide assurance, independent of management, that the Company’s internal processes, controls and procedures are operating to provide an effective financial reporting and risk management framework. The Internal Audit Charter sets out the independence of the internal audit department, its scope of work, responsibilities and audit plan. The internal audit department’s work plan is approved annually by the Audit Committee. The Vice President of Internal Audit reports to the Chair of the Audit Committee and meets quarterly with the Audit Committee in executive sessions.
External Audit
Ernst & Young LLP has served as the Company’s external auditor since fiscal year 2009. The external auditor reviews each quarterly and half-year consolidated financial statements and audits the full year consolidated financial statements. The external auditor attends each meeting of the Audit Committee, including an executive session where members of the Audit Committee are present. The Audit Committee has approved policies to ensure that all non-audit services performed by the external auditor, including the amount of fees payable for those services, receive prior approval. The Audit Committee also reviews the remuneration paid to the external auditor and makes recommendations to the Board regarding the maximum compensation to be paid to the external auditor and concerning their reappointment as external auditor. The lead audit engagement partner is required to rotate every five years.
The Audit Committee reviews and approves management representations made to the external auditor as part of the audit of the full year results.
Representatives of Ernst & Young LLP are present at each AGM to make a statement if they desire to do so and are available to respond to appropriate questions from shareholders.
Management Representations
Consistent with applicable SEC rules, the CEO and CFO of the Company have provided the certifications required by Section 302 and 906 of the Sarbanes Oxley Act 2002, which, among other things, certify that to the best of each individual’s knowledge:

•
the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Annual Report; and

•
this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report.

Principle 5: Make Timely and Balanced Disclosure
Continuous Disclosure and Market Communication
The Company strives to comply with all relevant disclosure laws and listing rules in Australia (ASIC and ASX) and the United States (SEC and NYSE).
The Company’s Continuous Disclosure and Market Communication Policy aims to ensure timely communications so that investors can readily:

•	understand the Company’s strategy and assess the quality of its management;

•	examine the Company’s financial position and the strength of its growth prospects; and

•	receive any news or information that might reasonably be expected to materially affect the price or market for the Company securities.

James Hardie 2020 Annual Report on Form 20-F	65

The CEO is responsible for ensuring the Company complies with its continuous disclosure obligations. A Disclosure Committee comprised of senior management (CEO, CFO, General Counsel and the Vice President – Investor and Media Relations) is responsible for all decisions regarding market disclosure obligations outside of the Company’s normal financial reporting calendar. The Nominating and Governance Committee reviewed the Continuous Disclosure and Market Communication policy and the Audit Committee reviewed the Company’s disclosure practices under the Continuous Disclosure and Market Communication policy during fiscal year 2020. A copy of the Continuous Disclosure and Market Communication policy is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).
Principle 6: Respect the Rights of Security Holders
Communication
The Company is committed to communicating effectively with the Company’s shareholders and engaging them through its dedicated investor relations program that includes:

•	making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;

•	audio webcasts of other management briefings and the annual shareholder meeting;

•	a comprehensive investor relations website that displays all announcements and notices (promptly after they have been cleared by the ASX), major management and investor road show presentations;

•	site visits and briefings on strategy for investment analysts;

•	regular engagement with institutional shareholders to discuss a wide range of governance issues;

•	an email alert service to advise shareholders and other interested parties of announcements and other events; and

•	equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to the Company, on a reasonable basis.
Shareholders can also elect to receive communications from the Company and its share registry, by electronic means. In addition, shareholders can communicate directly with the Company and its registry via the Company’s investor relations website (www.ir.jameshardie.com.au).
Annual General Meeting
The 2019 AGM was held in Ireland and shareholders were able to participate in the AGM via teleconference of proceedings. The 2020 AGM will also be held in Ireland, and shareholders not present in Ireland who wish to participate in the meeting, including asking questions about the management of the Company, can do so via teleconference. In addition, shareholders have the opportunity to submit questions to the Company online or by returning the question form enclosed with the Notice of Meeting in advance of the meeting. Questions received from shareholders will be collated and the Chair of the Board will address as many questions as possible at the meeting. Shareholders also have the opportunity to ask questions of the external auditor at the AGM about the conduct of the audit and the preparation of the auditor’s report.
Notices of Meeting are accompanied by explanatory notes which provide clear and concise information regarding the business to be transacted at the meeting.
Further details regarding the 2020 AGM will be set out in the 2020 AGM Notice of Meeting. This will be posted to all shareholders and made available on the Company’s website.

James Hardie 2020 Annual Report on Form 20-F	66

Each shareholder (other than an ADS holder) has the right to:

•	attend the AGM either in person or by proxy;

•	speak at the AGM; and

•	exercise voting rights, including at the AGM, subject to their instructions on the Voting Instruction Form.
While ADS holders cannot vote directly, ADS holders can direct the voting of their underlying shares through the ADS depositary.
At any general meeting, and as provided in the Company’s constitution, a resolution put to the vote of the meeting shall be decided on a poll.
Principle 7: Recognize and Manage Risk
Risk Management Objectives
The Company believes that sound risk management policies, procedures and controls produce a system of risk oversight, risk management and internal control that is fundamental to good corporate governance and compliance and creation of shareholder value. The objective of the Company’s risk management policies, procedures and controls is to ensure that:

•	the Company’s principal strategic, operational and financial risks are identified and assessed;

•	the Company’s risk appetite for each risk is considered;

•	effective systems are in place to monitor and manage risks; and

•	reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.
Risk management does not involve avoiding all risks. The Company’s risk management policies seek to strike a balance between ensuring that the Company continues to generate financial returns while simultaneously managing risks appropriately by setting appropriate strategies, objectives, controls and tolerance levels.
The Company’s business, operations and financial condition are subject to various risks and uncertainties, including risks related to economic and regulatory concerns. For additional information, see “Section 3 – Risk Factors” of this Annual Report which outlines the significant factors that may adversely affect the Company’s business, operations, financial performance and condition or industry, and information as to how the Company manages a number of these risks.
Risk Management Framework

The Board and its standing Board committees oversee the Company’s overall strategic direction, including setting risk management strategy, processes, tolerance and parameters. Generally, the Audit Committee is responsible for oversight of the Company’s risk management strategy, policies, procedures and controls. As there is currently no separate Risk Committee at Board level, the Audit Committee reviews, monitors and discusses these matters with the CEO, CFO, General Counsel, Vice President of Internal Audit and other senior business leaders. The Audit Committee, CEO, CFO and General Counsel report periodically to the Board on the Company’s risk management policies, processes and controls. The Audit Committee and the Board review and evaluate the Company’s risk management strategies and processes on an on-going basis throughout the course of each fiscal year.

James Hardie 2020 Annual Report on Form 20-F	67

The Audit Committee is supported in its oversight role by the policies put in place by management to oversee and manage material business risks, as well as the roles played by internal risk management committees, as described below, and internal and external audit functions. The internal and external audit functions are separate from and independent of each other and each has a direct reporting line to the Audit Committee. The CEO and the CEO’s direct reports are the primary management forum for risk assessment and management within the Company.
Consistent with its oversight functions, the Audit Committee reviewed the Company’s risk management framework and internal controls during fiscal year 2020. As part of the review, information was reported by management to the Audit Committee to enable it to assess the effectiveness of the Company’s risk management and internal control systems. In addition, consistent with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, during fiscal year 2020, management assessed the effectiveness of the Company’s internal controls over financial reporting and the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP. Based on its assessment, management concluded that the Company’s internal controls over financial reporting were effective as of 31 March 2020. For additional information, see “Section 3 – Controls and Procedures” of this Annual Report.
Risk Management Committee

The Company maintains management level risk committees that focus on operation-related risks in the regions in which the Company operates and corporate-related risks (the “Risk Management Committees”). The Risk Management Committees comprise a cross-functional group of employees who review and monitor the risks facing the Company from the perspective of their particular business region and area of responsibility. The Risk Management Committee is coordinated by the General Counsel. The Vice President of Internal Audit and the General Counsel also provide quarterly reports to the Audit Committee on key risks and the procedures in place for mitigating them.
Financial Statements Disclosure Committee
The Financial Statements Disclosure Committee is a management committee comprised of senior finance, accounting, compliance, legal, tax, treasury and investor relations executives in the Company, which meets with the CEO, CFO and General Counsel prior to the Board’s consideration of any quarterly or annual results. The Financial Statements Disclosure Committee is a forum for the CEO, CFO and General Counsel to discuss, and, on the basis of those discussions, report to the Audit Committee, about a range of risk management procedures, policies and controls, covering the draft results materials, business unit financial performance and the current status of legal, tax, treasury, accounting, compliance, internal audit, complaints and disclosure control matters.
Policies for Management of Material Business Risks
Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of the Company’s systems of internal control and risk management. In addition to the measures described elsewhere in this Annual Report, the more significant policies, processes or controls adopted by the Company for oversight and management of material business risks are:

•
engagement with members of the Risk Management Committee, at least quarterly, to assess the key strategic, operations, reporting and compliance risks facing the Company, the level of risk and the processes implemented to manage each of these key risks over the upcoming twelve months;

•
quarterly reporting to executive management, the Audit Committee, and annual reporting to the Board, of the Risk Management Committee’s assessment regarding the key strategic, operations, reporting and compliance risks facing the Company;

•	a program for the Audit Committee to review in detail each year the Company’s general risk tolerance and all items identified by the Risk Management Committee as high focus risks;

James Hardie 2020 Annual Report on Form 20-F	68

•	quarterly meetings of the Financial Statements Disclosure Committee to review all quarterly and annual financial statements and results;

•	an internal audit department with a direct reporting line to the Chair of the Audit Committee;

•	regular monitoring of the liquidity and status of the Company’s finance facilities;

•	maintaining an appropriate global insurance program;

•
maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives and issuing procedures requiring significant capital and recurring expenditure approvals; and

•
implementing and maintaining training programs in relation to legal and regulatory compliance issues such as trade practices/antitrust, insider trading, foreign corrupt practices and anti-bribery, employment law matters, trade secrecy and intellectual property protection.

In 2020, the Company undertook a comprehensive review of its sustainability disclosure and updated and refreshed its Environmental, Social and Governance (“ESG”) related risks. The Company has also established a steering committee to address matters relating to ESG. The Company intends to publish a Sustainability Review, which will be made available to our shareholders in connection with the 2020 AGM.
Limitations of Control Systems
Due to the inherent limitations in all control systems and the fact that there are resource constraints in the design of any control system, management does not expect that the Company’s internal risk management and control systems will prevent or detect all error and all fraud. No matter how well it is designed and operated, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.
The inherent limitations in all control systems include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls’ effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.
Principle 8: Remunerate Fairly and Responsibly
Remuneration Committee

Director	Committee tenure	Independence
Persio Lisboa – Committee Chair	9 August 2018; Chair since 24 August 2018	Independent non-executive director
Brian Anderson	8 February 2009	Independent non-executive director
Michael Hammes	16 November 2009	Independent non-executive Chair
Russell Chenu	15 August 2014	Independent non-executive director
Moe Nozari	7 February 2020	Independent non-executive director

James Hardie 2020 Annual Report on Form 20-F	69

The Remuneration Committee oversees the Company’s overall remuneration structure, policies and programs, assesses whether the Company’s remuneration structure establishes appropriate incentives for management and employees, and approves any significant changes in the Company’s remuneration structure, policies and programs. Amongst other things, the Remuneration Committee:

•	administers and makes recommendations on the Company’s incentive compensation and equity-based remuneration plans for senior management;

•	reviews the remuneration of directors;

•	reviews the remuneration framework for the Company; and

•	makes recommendations to the Board on the Company’s recruitment, retention and termination policies and procedures for senior management.
A more complete description of these and other Remuneration Committee functions is contained in the Remuneration Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au), and in “Section 1 – Remuneration” of this Annual Report. In addition, details of the Company’s remuneration philosophy, policies, plans and procedures during fiscal year 2020 will be disclosed in the separate Remuneration Report which will be made available to the Company's shareholders in connection with the 2020 AGM.

James Hardie 2020 Annual Report on Form 20-F	70

SECTION 2
READING THIS REPORT
Forward-Looking Statements
This Annual Report contains forward-looking statements. James Hardie plc (the "Company") may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:

•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark;

•	statements regarding the effect and consequences of the novel coronavirus ("COVID-19") public health crisis;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

•	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

•
statements regarding the Company’s ability to manage legal and regulatory matters (including, but not limited to, product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•
statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar

James Hardie 2020 Annual Report on Form 20-F	71

expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of this Annual Report, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; integration of Fermacell into our business; risk and uncertainties arising out of the COVID-19 public health crisis, including the likely significant negative impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, including the accounting policies affecting our financial condition and results of operations, which are fully described in Note 2 to our consolidated financial statements, presented later in this Annual Report.
In the following discussion and analysis, we intend to provide management’s explanation of the factors that have affected our financial condition and results of operations for the fiscal years covered by the financial statements included in this Annual Report, as well as management’s assessment of the factors and trends which are anticipated to have a material effect on our financial condition and results of operations in future periods.

James Hardie 2020 Annual Report on Form 20-F	72

Application of Critical Accounting Policies
The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its estimates and judgments in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its estimates and judgments on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.
We have identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods:

Accounting for the AFFA
The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by us related to the AFFA and AICF, see Note 2 in the consolidated financial statements.
The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG Actuarial (“KPMGA”), who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by the actuary to occur through 2072. We recognize the asbestos liability in the consolidated financial statements by reference to (but not exclusively based upon) the undiscounted and uninflated central estimate.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.
In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the total number of claims that are reasonably estimated to be asserted through 2072, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.
We recognize the asbestos liability in the consolidated financial statements on an undiscounted and uninflated basis. We considered discounting when determining the best estimate under US GAAP. We have recognized the asbestos liability by reference to (but not exclusively based upon) the central estimate as

James Hardie 2020 Annual Report on Form 20-F	73

undiscounted on the basis that it is our view that the timing and amounts of such cash flows are not fixed or readily determinable. We considered inflation when determining the best estimate under US GAAP. It is our view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. We view the undiscounted and uninflated central estimate as the best estimate under US GAAP.
An updated actuarial assessment is performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. Material adverse changes to the actuarial estimate would have an adverse effect on our business, results of operations and financial condition. A copy of KPMGA’s actuarial assessment as at 31 March 2020 is available on the Investor Relations area of our website (www.ir.jameshardie.com.au).
Sales Rebates and Discounts
We record estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other rebates and discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
Accounting for Leases
At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and a corresponding right-of-use ("ROU") asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend the lease when it is reasonably certain those options will be exercised. Determining the lease term and amount of lease payments to include in the calculation of the ROU asset and lease liability for leases containing options requires the use of judgment to determine whether the exercise of an option is reasonably certain, and if the option period and payments should be included in the calculation of the associated ROU asset and liability. In making this determination, the Company considers all relevant economic factors that would compel the Company to exercise an option. The Company’s leases generally do not provide a readily determinable implicit borrowing rate. As such, the discount rate used to calculate present value is the lessee’s incremental borrowing rate, which is primarily based upon the periodic risk-adjusted interest margin and the term of the lease.
Minimum lease payments include base rent as well as fixed escalation of rental payments. In determining minimum lease payments, the Company separates non-lease components such as common area maintenance or other miscellaneous expenses that are updated based on landlord estimates for real estate leases. Additionally, many of the Company’s transportation and equipment leases require additional payments based on the underlying usage of the assets such as mileage and maintenance costs. Due to the variable nature of these costs, the cash flows associated with these costs are expensed as incurred and not included in the lease payments used to determine the ROU asset and associated lease liability.
ROU assets represent the right to control the use of the leased asset during the lease term and are initially recognized as an amount equal to the lease liability. In addition, prepaid rent, initial direct costs, and adjustments for lease incentives are components of the ROU asset. Over the lease term, the lease expense is amortized on a straight-line basis beginning on the lease commencement date. ROU assets are assessed for impairment as part of the impairment of long-lived assets, which is performed whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.
A ROU asset and lease liability are not recognized for leases with an initial term of 12 months or less, and the lease expense is recognized on a straight-line basis over the lease term.

James Hardie 2020 Annual Report on Form 20-F	74

Accounts Receivable
We evaluate the collectability of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in our customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within our expectations, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Because our accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances which would decrease our net sales.
Inventory
Inventories are recorded at the lower of cost or net realizable value. In order to determine net realizable value, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period in which it is identified. This estimate requires management to make judgments about the future demand for inventory and is therefore at risk to change from period to period. If our estimate for the future demand for inventory is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross profit.
Further, we have distributor arrangements that we maintain with certain customers where we own inventory that is physically located in a customer’s or third party’s warehouse. As a result, our ability to effectively manage inventory levels may be impaired, which would cause our total inventory turns to decrease. In that event, our expenses associated with excess and obsolete inventory could increase and our cash flow could be negatively impacted.
Accrued Warranty Reserve
We have offered, and continue to offer, various warranties on our products, including a 30-year limited warranty on certain of our fiber cement siding products in the United States. Because our fiber cement products have only been used in North America since the early 1990s, there is a risk that these products will not perform in accordance with our expectations over an extended period of time. A typical warranty program requires that we replace defective products within a specified time period from the date of sale. We record an estimate for future warranty-related costs based on an analysis by us, which includes the historical relationship of warranty costs to installed product. Based on this analysis and other factors, we adjust the amount of our warranty provisions as necessary. Although our warranty costs have historically been within calculated estimates, if our experience is significantly different from our estimates, it could result in the need for additional reserves.
Accounting for Income Tax
We recognize deferred tax assets and deferred tax liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize. We must assess whether, and to what extent, we can recover our deferred tax assets. If we cannot satisfy a more-likely-than-not threshold for full or partial recovery, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at 31 March 2020. However, if facts later indicate that we will be unable to recover all or a portion of our net

James Hardie 2020 Annual Report on Form 20-F	75

deferred tax assets, our income tax expense would increase in the period in which we determine that recovery does not meet the more-likely-than-not threshold.
We evaluate our uncertain tax positions in accordance with the guidance for accounting for uncertainty in income taxes. We believe that our reserve for uncertain tax positions, including related interest, is adequate. Due to our size and the nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax returns. The amounts ultimately paid upon resolution of these matters could be materially different from the amounts previously included in our income tax expense and therefore could have a material impact on our tax provision, net income and cash flows. Positions taken by an entity in its income tax returns must satisfy a more-likely-than-not recognition threshold, assuming that the positions will be examined by taxing authorities with full knowledge of all relevant information, in order for the positions to be recognized in the consolidated financial statements. Each quarter we evaluate the income tax positions taken, or expected to be taken, to determine whether these positions meet the more-likely-than-not threshold. We are required to make subjective judgments and assumptions regarding our income tax positions and must consider a variety of factors, including the current tax statutes and the current status of audits performed by tax authorities in each tax jurisdiction. To the extent an uncertain tax position is resolved for an amount that varies from the recorded estimated liability, our income tax expense in a given financial statement period could be materially affected.
Goodwill and Other Intangible Assets
Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested at the reporting unit level for impairment annually, or more often if indicators of impairment exist. Factors that could cause an impairment in the future could include, but are not limited to, adverse macroeconomic conditions, deterioration in industry or market conditions, decline in revenue and cash flows or increases in costs and capital expenditures compared to projected results. A goodwill impairment charge is recorded for the amount by which the carrying value of the reporting unit exceeds the fair value of the reporting unit. During the year ended 31 March 2019, we recorded a goodwill impairment charge of US$4.6 million in the Other Businesses segment due to our decision to cease production of its fiberglass windows business. During the year ended 31 March 2020 we recorded impairment charges of US$0.2 million on goodwill in the Asia Pacific Fiber Cement segment due to Company's decision to exit the James Hardie Systems business.
Intangible assets from acquired businesses are recognized at their estimated fair values at the date of acquisition and consist of trademarks, customer relationships and other intangible assets. Finite-lived intangibles are amortized to expense over the applicable useful lives, ranging from 2 to 13 years, based on the nature of the asset and the underlying pattern of economic benefit as reflected by future net cash inflows. We perform an impairment test of intangibles annually, or whenever events or changes in circumstances indicate their carrying value may be impaired. During the year ended 31 March 2019, we recorded total impairment charges on amortizable intangible assets of US$2.6 million. During the year ended 31 March 2020, we recorded impairment charges of US$1.4 million on amortizable intangible assets in General Corporate costs due to Company's decision to exit the James Hardie Systems business.
Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long-lived asset or asset group will be sold or otherwise disposed of

James Hardie 2020 Annual Report on Form 20-F	76

significantly before the end of its previously estimated useful life. Identifying these events and changes in circumstances, and assessing their impact on the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates.
When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review. Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.
The methodology used to estimate the fair value of the asset group is typically based on a discounted cash flow analysis or a relative, market-based approach based on purchase offers or appraisals received from third parties, that considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.
During the years ended 31 March 2020 and 2019, we recorded total impairment charges on Property, Plant and Equipment of US$64.5 million and US$9.1 million, respectively. Impairment charges of US$14.0 million, US$12.0 million and US$1.0 million were recorded during the year ended 31 March 2020 associated with our decision to cease production at its Penrose, New Zealand and Summerville, USA plants as well as the shutdown of the James Hardie System business, respectively. Additional impairment charges of US$34.7 recorded in the year ended 31 March 2020 related to certain non-core assets. Other impairment charges related to individual assets of US$2.8 million and US$0.4 million during years ended 31 March 2020 and 2019, respectively, were included in Cost of goods sold on the consolidated statements of operations and comprehensive income.
In estimating the fair value of the asset group, we are required to make certain estimates and assumptions that include forecasting the useful lives of the assets, selecting an appropriate discount rate that reflects the risk inherent in future cash flows, forecasting market demand for our products and recommissioning idle assets to meet anticipated capacity constraints in the future. We have not made any material changes in the accounting methodology we use to assess impairment loss during the past three fiscal years. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to material impairment losses in future periods.

James Hardie 2020 Annual Report on Form 20-F	77

Operating Results
Year ended 31 March 2020 compared to year ended 31 March 2019

US$ Millions	FY20	FY19	Change %
Net sales	$2,606.8	$2,506.6	4
Cost of goods sold	(1,673.1)	(1,675.6)	—
Gross profit	933.7	831.0	12

Selling, general and administrative expenses	(415.8)	(403.6)	(3)
Research and development expenses	(32.8)	(37.9)	13
Asset impairments	(84.4)	(15.9)
Asbestos adjustments	(58.2)	(22.0)
Operating income	342.5	351.6	(3)

Net interest expense	(54.4)	(50.1)	(9)
Loss on early debt extinguishment	—	(1.0)
Other (expense) income	(0.1)	0.1
Income before income taxes	288.0	300.6	(4)
Income tax expense	(46.5)	(71.8)	35
Net income	$241.5	$228.8	6

Net sales for fiscal year 2020 increased 4%, from fiscal year 2019 to US$2,606.8 million driven by higher net sales in the North America Fiber Cement and Europe Building Products segments, partially offset by lower USD net sales in the Asia Pacific Fiber Cement segment.
Gross profit of US$933.7 million for fiscal year 2020 was 12% higher than fiscal year 2019, primarily driven by higher gross profit in the North America Fiber Cement segment. Gross profit margin of 35.8% for fiscal year 2020 was 2.6 percentage points higher than fiscal year 2019.
SG&A expenses of US$415.8 million for fiscal year 2020 increased 3% from fiscal year 2019. The increase was primarily driven by investing in demand creation and the unfavorable impact of foreign exchange rates.
Asset impairments for fiscal year 2020 reflects the non-cash expense associated with the impairments related to our Summerville, USA and Penrose, New Zealand manufacturing facilities as well as additional non-core assets.

Asbestos adjustments for fiscal year 2020 primarily reflects the unfavorable movement in the actuarial adjustment of US$128.0 million recorded in the fourth quarter of fiscal year 2020 partially offset by the effect of foreign exchange on Asbestos net liabilities.
Interest expense for fiscal year 2020 increased compared to fiscal year 2019 primarily due to a higher interest rate on our long-term Euro denominated debt.
Income tax expense for fiscal year 2020 decreased when compared to fiscal year 2019 due to impairment charges incurred in the fourth quarter of fiscal year 2020, US tax loss carryback permitted by the US CARES Act and asbestos adjustments.
Net income increased from US$228.8 million in fiscal year 2019 to US$241.5 million in fiscal year 2020, primarily driven by the favorable performance of the North America Fiber Cement segment and a lower income tax expense, partially offset by higher asset impairment charges and asbestos adjustments.

James Hardie 2020 Annual Report on Form 20-F	78

North America Fiber Cement Segment Results
Operating results for the North America Fiber Cement segment were as follows:

US$ Millions unless otherwise noted	FY20	FY19	Change
Volume (mmsf)	2,481.6	2,308.1	8%
Average net sales price per unit (per msf)	US$725	US$718	1%

Fiber cement net sales	1,816.4	1,676.9	8%
Gross profit			17%
Gross margin (%)			2.8 pts
Operating income	429.3	382.5	12%
Operating income margin (%)	23.6	22.8	0.8 pts
Asset impairment charges and product line discontinuation expenses	41.2	5.4
Operating income excluding[1]	470.5	387.9	21%
Operating income margin (%) excluding[1]	25.9	23.1	2.8 pts

____________

1	Excludes asset impairment charges and product line discontinuation expenses.
Net sales for fiscal year 2020 were favorably impacted by higher sales volumes and a higher average net sales price compared to fiscal year 2019. The increase in volume includes growth in exteriors of 9% for fiscal year 2020 compared to fiscal year 2019 reflecting strong growth above market as our commercial transformation gains traction. Interiors volume increased 1% for fiscal year 2020 compared to fiscal year 2019 reflecting continuous improvement and traction of our interiors strategy. The increase in average net sales price of 1% for fiscal year 2020 compared to fiscal year 2019 primarily reflects the annual change in our strategic pricing effective April 2019.
We note that there are a number of data sources that measure US housing market growth. At the time of filing our results for the period ended 31 March 2020, only US Census Bureau data was available. According to the US Census Bureau, single family housing starts for fiscal year 2020 were 911,100, or 5% above fiscal year 2019. We note that the US Census Bureau's data can be different from other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.
The change in gross margin for fiscal year 2020 can be attributed to the following components:

Higher average net sales price	0.5	pts
Lower start up costs	0.6	pts
Lower production costs	1.7	pts
Total percentage point change in gross margin	2.8	pts
Gross margin for fiscal year 2020 increased 2.8 percentage points, compared to fiscal year 2019. This increase was driven by improved plant performance and a higher sales price, as well as lower input and start-up costs. In addition, gross margin for fiscal year 2020 increased as a result of a one-time charge in fiscal year 2019 related to our decision to discontinue the MCT product line and certain excess and obsolete ColorPlus® color palettes.
SG&A expenses for fiscal year 2020 were higher compared to fiscal year 2019, driven primarily by our investment in demand creation, including higher marketing and labor related costs. As a percentage of sales, SG&A expenses was flat for fiscal year 2020, when compared to fiscal year 2019.

James Hardie 2020 Annual Report on Form 20-F	79

To better harmonize supply and demand in the North American market, we made the operational decision to shut down production at our Summerville, South Carolina plant. We expect the plant to close in mid calendar year 2020. In the fourth quarter of fiscal year 2020, we recorded an impairment charge of US$12.0 million associated with the closure of Summerville. Additionally, we recorded impairment charges totaling US$29.2 million related to a variety of non-core assets located at four of our plants across our North American plant network. These non-core assets were written down to zero based on the determination that they have no future economic benefit.
Operating income for fiscal year 2020 increased 12%, compared to fiscal year 2019, primarily driven by a 17% increase in gross profit, partially offset by asset impairment charges and higher SG&A expenses. Operating income margin of 23.6% for fiscal year 2020 increased 0.8 percentage points compared to fiscal year 2019, driven by the increase in gross margin, partially offset by asset impairment charges.
Results Excluding Asset Impairment Charges and Product Line Discontinuation Expenses
Operating income excluding asset impairment charges and product line discontinuation expenses for fiscal year 2020 increased 21% for fiscal year 2020 compared to fiscal year 2019 primarily driven by an increase in gross profit of 17%, partially offset by higher SG&A expenses.
Operating income margin excluding asset impairment charges and product line discontinuation expenses for fiscal year 2020 of 25.9% increased 2.8 percentage points, compared to fiscal year 2019, primarily due to the increase in gross margin.

Asia Pacific Fiber Cement Segment Results
The Asia Pacific Fiber Cement segment is comprised of the following businesses: (i) Australia Fiber Cement, (ii) New Zealand Fiber Cement, and (iii) Philippines Fiber Cement.
Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions unless otherwise noted	FY20	FY19	Change
Volume (mmsf)	532.6	546.1	(2%)
Average net sales price per unit (per msf)	US$700	US$724	(3%)

Fiber cement net sales	418.4	446.8	(6%)
Gross profit			(5%)
Gross margin (%)			0.3 pts
Operating income	58.5	99.8	(41%)
Operating income margin (%)	14.0	22.3	(8.3 pts)
Asset impairment charges	36.3	—
Operating income excluding[1]	94.8	99.8	(5%)
Operating income margin (%) excluding[1]	22.7	22.3	0.4 pts
____________

1	Excludes asset impairment charges.

James Hardie 2020 Annual Report on Form 20-F	80

For fiscal year 2020, the Asia Pacific Fiber Cement segment results in US dollars were unfavorably impacted by a 6% change in the weighted average AUD/USD foreign exchange rate relative to fiscal year 2019.
Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions unless otherwise noted	FY20	FY19	Change
Volume (mmsf)	532.6	546.1	(2%)
Average net sales price per unit (per msf)	A$1,027	A$992	4%

Fiber cement net sales	614.1	612.2	—%
Gross profit			1%
Gross margin (%)			0.3	pts
Operating income	80.8	136.5	(41%)
Operating income margin (%)	14.0	22.3	(8.3 pts)
Asset impairment charges	58.3	—
Operating income excluding[1]	139.1	136.5	2%
Operating income margin (%) excluding[1]	22.7	22.3	0.4	pts
____________

1	Excludes asset impairment charges.
Net sales in Australian dollars for fiscal year 2020 were favorably impacted by a higher average net sales price, partially offset by lower volumes, compared to fiscal year 2019. Volume decreased 2% for fiscal year 2020, compared to fiscal year 2019, primarily driven by a significant softening of the Australian market, partially offset by volume growth above the market in Australia. The 4% increase in average net sales price for fiscal year 2020, compared to fiscal year 2019, was primarily driven by our strategic price increase in Australia.
According to Australian Bureau of Statistics data, approvals for detached houses, a key driver of Australian business' sales volume, were 102,792 for fiscal year 2020, a decrease of 11% compared to fiscal year 2019. The other key driver of our sales volume, the alterations and additions market, was flat in fiscal year 2020, compared to fiscal year 2019.
Gross profit in Australian dollars for fiscal year 2020 increased 1%, compared to fiscal year 2019, due to favorable plant performance in Australia and lower pulp costs, partially offset by higher freight costs and unfavorable plant performance in New Zealand.
In Australian dollars, the change in gross margin for fiscal year 2020 can be attributed to the following components:

Higher average net sales price	2.0	pts
Higher production costs	(1.7	pts)
Total percentage point change in gross margin	0.3	pts
We made the strategic decision to move to a regional model for the manufacture and supply of fiber cement products for the New Zealand Market. We will cease all manufacturing of products in New Zealand under this model and shift manufacturing from Penrose, New Zealand to our two plants in Australia: Rosehill and Carole Park. As a result, we recorded asset impairment charges of A$54.4 million in the fourth quarter of fiscal year 2020. We also decided to shut down our James Hardie Systems business which resulted in an impairment charge of A$3.9 million.

James Hardie 2020 Annual Report on Form 20-F	81

Operating income in Australian dollars fiscal year 2020 decreased A$55.7 million, compared to fiscal year 2019, primarily driven by asset impairment charges of A$58.3 million. Operating income margin for fiscal year 2020 of 14.0%, decreased 8.3 percentage points, compared to fiscal year 2019, primarily driven by asset impairment charges.
Results Excluding Asset Impairment Charges
Operating income in Australian dollars excluding asset impairment charges for fiscal year 2020 increased 2%, compared to fiscal year 2019, primarily driven by higher gross profit. Operating income margin excluding asset impairment charges for fiscal year 2020 of 22.7% increased 0.4 percentage points, compared to fiscal year 2019, primarily driven by a higher gross margin. The increase in gross margin was due to a higher average net sales price, partially offset by higher production costs.
Europe Building Products Segment Results
The Europe Building Products segment is comprised of: (i) Europe Fiber Cement and (ii) Fiber Gypsum. Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions unless otherwise noted	FY20	FY19	Change
Volume (mmsf)	827.5	815.8	1%
Average net sales price per unit (per msf)	US$345	US$354	(3%)

Fiber cement net sales	48.0	35.8	34%
Fiber gypsum net sales[1]	323.4	332.5	(3%)
Net sales	371.4	368.3	1%
Gross profit			(1%)
Gross margin (%)			(0.5 pts)
Operating income	11.2	10.0	12%
Operating income margin (%)	3.0	2.7	0.3 pts
Asset impairment charges	5.5	—
Costs associated with the Fermacell acquisition	13.7	29.1	(53%)
Operating income excluding[2]	30.4	39.1	(22%)
Operating income margin (%) excluding[2]	8.2	10.6	(2.4 pts)
____________

1	Also includes cement bonded board net sales.

2	Excludes asset impairment charges and costs associated with the Fermacell acquisition.

James Hardie 2020 Annual Report on Form 20-F	82

For fiscal year 2020, the Europe Building Products segment results in US dollars were unfavorably impacted by a 4% change in the weighted average EUR/USD foreign exchange rate relative to fiscal year 2019.
Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions unless otherwise noted	FY20	FY19	Change
Volume (mmsf)	827.5	815.8	1%
Average net sales price per unit (per msf)	€311	€306	2%

Fiber cement net sales	43.3	32.8	32%
Fiber gypsum net sales[1]	290.9	285.2	2%
Net sales	334.2	318.0	5%
Gross profit			3%
Gross margin (%)			(0.5 pts)
Operating income	10.0	9.1	10%
Operating income margin (%)	3.0	2.7	0.3	pts
Asset impairment charges	4.9	—
Costs associated with the Fermacell acquisition	12.3	24.6	(50%)
Operating income excluding[2]	27.2	33.7	(19%)
Operating income margin (%) excluding[2]	8.2	10.6	(2.4 pts)
____________

1	Also includes cement bonded board net sales.

2	Excludes asset impairment charges and costs associated with the Fermacell acquisition.
Net sales in Euros for fiscal year 2020 increased 5% from fiscal year 2019, driven by an increase of 32% and 2% in fiber cement and fiber gypsum net sales, respectively. The increase in fiber cement net sales was driven by market penetration in our existing geographies. Fiber gypsum net sales, which includes cement bonded board net sales, increased due to the continued penetration of fiber gypsum and our strategic price increase, partially offset by lower cement bonded board net sales. Cement bonded board net sales decreased for in fiscal year 2020 due to lower tunnel project sales as compared to fiscal year 2019.
Gross profit in Euros for fiscal year 2020 increased 3% from fiscal year 2019, primarily due to higher net sales, partially offset by €3.2 million of warehousing and freight costs that were previously recorded in SG&A. The increase was additionally impacted by a one time inventory fair value adjustment of €6.2 million (US$7.3 million) incurred in the first quarter of fiscal year 2019 following the acquisition of Fermacell.
We incurred asset impairment charges of €4.9 million in the fourth quarter of fiscal year 2020, primarily related to non-core assets which were written down to zero based on the determination that they will no longer provide an economic benefit.
Operating income for fiscal year 2020 increased €0.9 million, compared to fiscal year 2019, driven by lower costs associated with the acquisition of €12.3 million (US$15.4 million), partially offset by asset impairment charges and higher SG&A expenses. The increase in SG&A expenses was primarily due to higher consulting costs and increased headcount associated with the build out of the organization.
Results Excluding Asset Impairment Charges and Costs Associated with the Acquisition
In Euros, operating income excluding asset impairment charges and costs associated with the Fermacell acquisition decreased €6.5 million for fiscal year 2020, compared to fiscal year 2019, driven by higher SG&A expenses.

James Hardie 2020 Annual Report on Form 20-F	83

Other Businesses Segment Results

US$ Millions	FY20	FY19	Change %
Net sales	0.6	14.6	(96)
Operating loss	—	(30.9)
The Other Businesses segment is comprised of our fiberglass windows business, which included a fiberglass windows assembly facility as well as a fiberglass pultrusion business. In fiscal year 2019, we made the decision to shut down the fiberglass windows business, closed the windows assembly business and recorded product line discontinuation costs associated with the shutdown of the business. In April 2019, we ceased operations and sold the fiberglass pultrusion portion of the business.
Research and Development Segment
We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment, or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment:

US$ Millions	FY20	FY19	Change %
Segment R&D expenses	$(24.0)	$(26.7)	10
Segment R&D SG&A expenses	(3.0)	(2.3)	(30)
Total R&D operating loss	$(27.0)	$(29.0)	7

The change in segment R&D expenses for fiscal year 2020 was driven by a change in the prioritization of R&D activities and projects, as well as normal variation among our R&D projects. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the AUD/USD exchange rates during the period.
Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. Other R&D expenses associated with commercialization projects were US$8.8 million for fiscal year 2020 compared to US$11.2 million for fiscal year 2019.
General Corporate
Results for General Corporate were as follows:

US$ Millions	FY20	FY19	Change %
General Corporate SG&A expenses	$(68.2)	$(57.3)	(19)
Asbestos:
Asbestos adjustments	(58.2)	(22.0)
AICF SG&A expenses[1]	(1.7)	(1.5)	(13)
Asset impairment charges	(1.4)	—
General Corporate operating loss	$(129.5)	$(80.8)	(60)

____________

1	Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF.
General Corporate SG&A expenses increased US$10.9 million in fiscal year 2020 from fiscal year 2019. This increase was primarily due to unfavorable movements in recognized foreign exchange losses and the

James Hardie 2020 Annual Report on Form 20-F	84

acceleration in the timing of accounting for expenses associated with a retired executive's non-compete and consulting arrangements.
Asbestos adjustments primarily reflect the unfavorable actuarial adjustment recorded at year end in line with KPMGA's actuarial report, as well as, the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period.
The AUD/USD spot exchange rates are shown in the table below:

FY20		FY19
31 March 2019	0.7096	31 March 2018	0.7681
31 March 2020	0.6177	31 March 2019	0.7096
Change ($)	(0.0919)	Change ($)	(0.0585)
Change (%)	(13)	Change (%)	(8)
For fiscal years 2020 and 2019, the asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	FY20	FY19
Increase in actuarial estimate	$(128.0)	$(72.7)
Effect of foreign exchange rate movements	69.0	49.5
Gain (loss) on foreign currency forward contracts	0.8	(0.8)
Adjustments in insurance receivable	—	2.0
Asbestos adjustments	$(58.2)	$(22.0)
Per the KPMGA actuarial report, the undiscounted and uninflated central estimate net of insurance recoveries increased to A$1.452 billion at 31 March 2020 from A$1.400 billion at 31 March 2019. The change in the undiscounted and uninflated central estimate of A$52.6 million; or 4%, is primarily due to the increase to the actuarial adjustment, partially offset by net cash outflows in the fiscal year 2020 of A$142.4 million. The increase in the KPMGA actuarial estimate is primarily due to increases to the future numbers of mesothelioma claims.
During fiscal year 2020, mesothelioma claims reporting activity was above actuarial expectations and fiscal year 2019. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which was assumed to have occurred during the period 1 April 2014 through 31 March 2017. In fiscal year 2018, KPMGA formed the view that the increases in the mesothelioma claims reporting seen in recent years was a permanent effect, and therefore increased the projected number of future mesothelioma claims at 31 March 2018. The revised KPMGA modeling approach for mesothelioma claims considered the claimant’s age which resulted in a higher number of projected claims, partially offset by a reduction in projected average claim size.
At 31 March 2020, KPMGA has noted that the increase in actual claims reporting for the fiscal year 2020 was primarily due to the increase in the number of cross claims which typically cost around one quarter of the cost of direct claims. As such, KPMGA determined that there was a need to separate the two types of claims resulting in a higher projected future number of estimated mesothelioma claims. Due to the increase in the projected cross claims, the average claim size has decreased due to the mix of the projected claim payments.

James Hardie 2020 Annual Report on Form 20-F	85

Consistent with prior years, the claimants ages are increasing, leading to lower average claim sizes. The decrease is partially offset by a lower number of assumed nil settlements for mesothelioma claims. Changes to the assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.
Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 21% on a discounted basis.
Asbestos gross cash outflows of A$160.2 million for fiscal year 2020 were slightly higher than the actuarial expectation of A$159.0 million.
Readers are referred to Note 13 of our consolidated financial statements for further information on asbestos adjustments.
The following is an analysis of claims data for the fiscal years ended 31 March:

	FY20	FY19	Change %
Claims received	657	568	(16)
Actuarial estimate for the period	564	576	2
Difference in claims received to actuarial estimate	(93)	8

Average claim settlement[1] (A$)	277,000	262,000	(6)
Actuarial estimate for the period[2]	306,000	290,000	(6)
Difference in claims paid to actuarial estimate	29,000	28,000

____________

1	Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements.

2
This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience.

For the fiscal year ended 31 March 2020, we noted the following related to asbestos-related claims:

•	Net cash outflow was 5% below actuarial expectations;

•	Gross cash outflow was 1% above actuarial expectations;

•	Claims received were 16% above actuarial estimates and fiscal year 2019;

•	Mesothelioma claims reported were 16% higher than actuarial expectations and fiscal year 2019;

•	The number of claims settled were 8% above actuarial expectations and 5% above fiscal year 2019;

•	The average claim settlement was 9% below actuarial expectations and 6% above fiscal year 2019; and

•	Average claim settlement sizes were lower than actuarial expectations for all mesothelioma age groups and for most other disease types.
Net Interest Expense
Gross interest expense for fiscal year 2020 increased US$7.3 million from fiscal year 2019, primarily due to the higher interest rate on our long-term Euro denominated debt compared to the 364-day term loan facility used to initially finance the Fermacell acquisition in fiscal year 2019.

James Hardie 2020 Annual Report on Form 20-F	86

Income Tax Expense
Total income tax expense for fiscal year 2020 decreased US$25.3 million when compared to fiscal year 2019. The decrease was primarily due to impairment charges incurred in the fourth quarter of fiscal year 2020, US tax loss carryback permitted by the US CARES Act and asbestos adjustments.
Net Income
Net income increased from US$228.8 million in fiscal year 2019 to US$241.5 million in fiscal year 2020.
Year ended 31 March 2019 compared to year ended 31 March 2018
Readers are referred to the "Management's Discussion and Analysis" in Section 2 our fiscal year 2019 Form 20-F filed with the SEC on 21 May 2019 and subsequently amended on 8 August 2019 for comparative analysis relating to fiscal years 2019 and 2018.
Liquidity and Capital Allocation
Overview
Our treasury policy regarding liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by our treasury department which is centralized in Ireland. The policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. We aim to mitigate certain risks associated with fluctuations in interest rates and foreign currency. Our strategies to reduce such risks may result in us entering into non-speculative interest rate swaps and foreign currency forward contracts. For a more detailed discussion on our financial instruments, see Note 14 to our consolidated financial statements in Section 2. For a more detailed discussion on foreign currency exchange rate and interest rate risks, see ‘Quantitative and Qualitative Disclosures About Market Risk’ in Section 3 of this document.
We moved to a net debt position of US$1,210.2 million at 31 March 2020 compared to a net debt position of US$1,301.6 million at 31 March 2019 (excluding AICF’s drawdown on its standby loan facility with the NSW Government, in respect of which we are not a party to, guarantor of or security provider).
Sources of Liquidity
During fiscal year 2020, we met our liquidity and capital requirements through a mix of external debt facilities, cash reserves and cash flows from operations. These internal and external sources of liquidity were primarily used during fiscal year 2020 to fund the expansion, renovation and maintenance of existing production facilities, the purchase and construction of new facilities, fund our annual contribution to AICF in accordance with the terms of the AFFA, and fund our working capital requirements, consisting primarily of inventory, accounts receivable and accounts payable. While our working capital requirements fluctuate seasonally during months of the year when overall construction and renovation volumes increase, such fluctuations, generally, have not had a significant impact on our short-term or long-term liquidity.
There are certain restrictions that are either imposed upon us as an Irish plc operating under Irish law, or imposed upon us as a party to the AFFA, which may restrict the ability of subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. For more detailed discussion on these restrictions, see “Section 3 – Risk Factors.” Even with these restrictions, we anticipate that our cash on hand, cash flows from operations, net of estimated payments under the AFFA, and available unutilized credit facilities will be sufficient to fund our planned capital expenditures and working capital requirements for at least the next 12 month period.

James Hardie 2020 Annual Report on Form 20-F	87

Cash Flow — Year Ended 31 March 2020
Operating Activities
Cash provided by operating activities for fiscal year 2020 increased US$147.2 million, compared to the fiscal year 2019, to US$451.2 million. The increase in cash provided by operating activities was driven primarily by an increase in net income adjusted for non-cash items of US$189.2 million and cash provided by accounts payable of US$41.6 million, partially offset by an increase in receivables driven by an income tax receivable recorded during the fourth quarter of fiscal year 2020 of US$84.7 million as a result of the CARES Act.
Investing Activities
Cash used in investing activities decreased US$660.6 million to US$203.8 million in fiscal year 2020. The decrease in cash used in investing activities was primarily due to the US$558.7 million acquisition of Fermacell in fiscal year 2019, as well as a decrease in purchases in property, plant and equipment of US$123.7 million partially offset by lower net proceeds from AICF's short-term investments of US$25.7 million.
Financing Activities
Cash used in financing activities for fiscal year 2020 was US$179.0 million, compared to cash provided by financing activities of US$364.2 million in fiscal year 2019. The US$543.2 million change was primarily driven by the net proceeds from debt of US$492.4 million utilized in the acquisition of Fermacell in fiscal year 2019, compared to nil in fiscal year 2020, as well as lower net proceeds from credit facilities of US$70.0 million in fiscal year 2020.
Borrowings
Unsecured Revolving Credit Facility
As of 31 March 2020, we had a US$500.0 million unsecured revolving credit facility (the “Revolving Credit Facility”) which can be drawn in US dollars with variable interest rates based on London Interbank Offered Rate (“LIBOR”) plus margin. The Revolving Credit Facility's amended expiration date is December 2022 and the size of the facility may be increased by up to US$250.0 million. The principal drawn on this facility at 31 March 2020 was US$130.0 million.
The weighted average interest rate on our total outstanding Revolving Credit Facility at 31 March 2020 was 2.6%. At 31 March 2019, US$150.0 million was drawn under the Revolving Credit Facility and the weighted average interest rate on our total outstanding Revolving Credit Facility was 4.3%.
The nature of our operating and capital allocation cycle is such that we typically expect to draw on our facilities in the second and fourth quarters of the fiscal year, with repayments made in the first and third quarters of the fiscal year. When we forecast our capital and operating needs through fiscal year 2020, we see a significant smoothing of the cycle experienced in previous years as a result of the strategic business decisions taken regarding cash management and liquidity noted in our Strategic Business Update released on 5 May 2020.
The Revolving Credit Facility agreement contains certain covenants that, among other things, restrict James Hardie International Group Limited (“JHIGL”) and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Revolving Credit Facility contains financial covenants that the Company: (i) must not exceed a maximum ratio of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF SG&A expenses, all ASIC related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and

James Hardie 2020 Annual Report on Form 20-F	88

(ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2020, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.
Senior Unsecured Notes
2026 Senior Notes
In October 2018, JHIF completed the sale of €400.0 million (US$440.7 million, based on the exchange rate at 31 March 2020) aggregate principal amount of senior unsecured notes due 1 October 2026 (the “2026 Notes”). The 2026 Notes were issued at par and the proceeds from the offering were used to repay €400.0 million outstanding borrowings under a 364-day term loan facility (the "Term Loan Facility") which was used to complete the Fermacell acquisition. On 3 October 2018, JHIF repaid all €400.0 million aggregate principal amount and accrued interest of its Term Loan Facility following the completion of the sale of €400.0 million (US$458.8 million, based on the exchange rate at 3 October 2018) aggregate principal amount of 3.625% senior unsecured notes due 2026. In connection with the repayment, the Company recorded a loss on early debt extinguishment of US$1.0 million during the fiscal year ended 31 March 2019 associated with the unamortized portion of the deferred financing fees.
Debt issuance costs in connection with the 2026 Notes are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheet and are being amortized as interest expense using the effective interest method over the stated term of 8 years. At 31 March 2020 and 2019, the Company’s debt issuance costs have an unamortized balance of US$5.0 million and US$5.7 million, respectively. Interest is payable semi-annually in arrears on 1 October and 1 April of each year at a rate of 3.625% with first payment made on 1 April 2019.
The 2026 Notes are guaranteed by JHIGL, JHBP, and JHTL, each of which are wholly-owned subsidiaries of JHI, plc.
Indenture governing the 2026 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2020, the Company was in compliance with all of its requirements under the indenture related to the 2026 Notes.
2025 and 2028 Senior Notes
In December 2017, JHIF completed the sale of US$800.0 million aggregate principal amount of senior unsecured notes. The sale of the senior notes were issued at par with US$400.0 million due 15 January 2025 ("2025 Notes") and US$400 million due 15 January 2028 ("2028 Notes"). Interest is payable semi-annually in arrears on 15 January and 15 July of each year, at a rate of 4.75% on the 2025 Notes and 5.00% on the 2028 Notes.
The proceeds from the offering were used for general corporate purposes, including funding the redemption of all US$400.0 million aggregate principal amount of our previously outstanding 5.875% senior notes due 2023 and the payment or related transaction fees and expenses, the repayment of outstanding borrowings under the Revolving Credit Facility and capital expenditures. We also used part of the net proceeds from this offering to finance a portion of the Fermacell acquisition.
Debt issuance costs in connection with the 2025 and 2028 Notes are recorded as an offset to Long-Term Debt on the Company's consolidated balance sheets.

James Hardie 2020 Annual Report on Form 20-F	89

Debt issuance costs in connection with the 2025 Notes have an unamortized balance of US$4.3 million at 31 March 2020. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 7 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 4.75% with first payment made on 15 July 2018.
Debt issuance costs in connection with the 2028 Notes have an unamortized balance of US$4.9 million at 31 March 2020. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 10 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 5.00% with first payment made on 15 July 2018.
The 2025 and 2028 Notes are guaranteed by JHIGL, James Hardie Building Products Inc. ("JHBP"), and James Hardie Technology Limited ("JHTL"), each of which are wholly-owned subsidiaries of JHI plc.
The indenture governing the 2025 and 2028 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2020, the Company was in compliance with all of its requirements under the indenture related to the 2025 and 2028 Notes.
Global Exchange Market Listing
On 25 April 2018, the 2025 and 2028 Notes were admitted to listing on the Global Exchange Market (the "GEM"), which is operated by Euronext Dublin, and on 7 February 2019, the 2026 Notes were admitted to listing on the GEM. Interest paid on the 2025, 2026 and 2028 Notes quoted on the GEM is not subject to Irish withholding tax.
Capital Expenditures
Our total capital expenditures for fiscal years 2020 and 2019 were US$193.8 million and US$317.5 million, respectively.
Refer to “Section 1 – Property, Plants and Equipment – Capital Expenditures” for further discussion and a listing of our significant capital expenditures in fiscal years 2020 and 2019.

James Hardie 2020 Annual Report on Form 20-F	90

Capital Management and Dividends

The COVID-19 pandemic and actions taken in response thereto are continuing to have a significant adverse effect on many sectors of the economy, including new home building and remodeling activity. Accordingly, we have currently reduced our production capacity to match supply and demand. While this reduction in production is expected to be temporary, the duration of the COVID-19 pandemic, the actions to contain the pandemic and treat its impacts, and the effects on our operations are highly uncertain and cannot be predicted at this time.
To further strengthen the Company’s liquidity position and to manage market volatility, the Company is taking the following strategic measures:

•	The immediate suspension of dividends until further notice, as approved by the Board of Directors.

•	Adjusted FY21 Capital Expenditures to be in a range of US$80 – US$95 million, compared to a historic three-year, annual average of approximately US$240 million.

•	Will make our annual contributions to AICF in quarterly installments, versus one lump sum payment in July 2020, as allowed under the provisions of the AFFA.

The following table summarizes the dividends declared or paid with respect to fiscal years 2020, 2019 and 2018:

	US Cents/ Security	Total US$ (millions)	Announcement Date	Record Date	Payment Date
FY 2020 first half dividend[1]	0.10	44.7	7 November 2019	18 November 2019	20 December 2019
FY 2019 second half dividend	0.26	113.9	21 May 2019	6 June 2019	2 August 2019
FY 2019 first half dividend	0.10	43.6	8 November 2018	12 December 2018	22 February 2019
FY 2018 second half dividend	0.30	128.5	22 May 2018	7 June 2018	3 August 2018
FY 2018 first half dividend	0.10	46.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
____________

1	Includes US$2.8 million of withholding taxes paid on 10 January 2020.

James Hardie 2020 Annual Report on Form 20-F	91

Annual AICF contribution
We funded US$108.9 million to AICF during the second quarter of fiscal year 2020, as provided under the AFFA.
We anticipate that we will make contributions totaling approximately US$153.3 million to AICF during fiscal year 2021. This amount represents 35% of our free cash flow of US$438.0 million. Our free cash flow, as defined by the AFFA, is our operating cash flow per US GAAP in effect in December 2004. To reconcile our current year operating cash flow of US$451.2 million to 2004 US GAAP, a US$13.2 million adjustment is required.
From the time AICF was established in February 2007 through 19 May 2020, we have contributed approximately A$1,350.1 million to the fund.
Readers are referred to Notes 2 and 13 to our consolidated financial statements for further information on Asbestos.
Outlook and Trend Information
Given the highly volatile and uncertain circumstances surrounding the COVID-19 pandemic and its effect on demand in the countries in which James Hardie operates, the Company is unable to provide outlook or trend information for the upcoming year. For further information on COVID-19, see Note 1 to our consolidated financial statements and the risk factor entitled "The recent outbreak of COVID-19 may adversely impact on our business, sales, results of operations and financial condition" in Section 3.
Off-Balance Sheet Arrangements
As of 31 March 2020, the Company had a total borrowing base capacity under the Revolving Credit Facility of US$500.0 million with outstanding borrowings of US$130.0 million, and US$4.6 million of drawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$365.4 million of available borrowing capacity under the Revolving Credit Facility.

James Hardie 2020 Annual Report on Form 20-F	92

Contractual Obligations
The following table summarizes our contractual obligations at 31 March 2020:

	Payments Due During Fiscal Year Ending 31 March
US$ Millions	Total	less than 1 year	1 - 3 years	3 - 5 years	more than 5 years
Asbestos Liability[1]	$986.4	153.3	N/A	N/A	N/A
Long-Term Debt Obligations[2]	1,370.7	—	130.0	400.0	840.7
Estimated interest payments on Long-Term Debt[3]	322.4	60.3	119.3	106.8	36.0
Finance Lease Obligations[4]	2.2	0.6	1.0	0.5	0.1
Operating Lease Obligations[4]	58.9	16.7	22.3	11.1	8.8
Purchase Commitments[5]	9.9	0.9	0.8	0.8	7.4
Capital Commitments[6]	10.4	10.4	—	—	—
Total	$2,760.9	$242.2	$273.4	$519.2	$893.0
____________

1
The amount of the total asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMGA. We anticipate that we will make contributions totaling approximately US$153.3 million to AICF in fiscal year 2021, which represents 35% of our free cash flow as defined by the AFFA. The table above does not include a breakdown of payments subsequent to fiscal year ending 31 March 2021 as such amounts are not reasonably estimable. See Note 13 to our consolidated financial statements for further information regarding our future obligations under the AFFA.

2	The amount disclosed on our consolidated balance sheet at 31 March 2020 reflects the gross balance of outstanding debt held by the Company, as noted in the table above, net of debt issuance costs.

3
Interest amounts are estimates based on debt remaining unchanged from the 31 March 2020 balance and interest rates remaining consistent with the rates at 31 March 2020. Interest paid includes interest in relation to our bank debt facilities and bonds, as well as the net amount paid relating to interest rate swap agreements. Also included in estimated interest payments are commitment fees related to the undrawn amounts of our bank debt facilities. There are several variables that can affect the amount of interest we may pay in future years. We have not included estimated interest payments subsequent to fiscal year ending 31 March 2026 as such amounts are not reasonably estimable. See Note 11 to our consolidated financial statements for further information regarding our long-term debt obligations.

4	Amounts include imputed interest. See Note 9 to our consolidated financial statements for further information regarding leases.

5
Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

6	Represents total outstanding purchase obligations related to capital expenditures under purchase orders as of 31 March 2020 in connection with our capacity projects.

James Hardie Industries plc - Consolidated Financial Statements	93

Report of Independent Registered Public Accounting Firm	94

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc (the Company) as of 31 March 2020 and 2019, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity (deficit) and cash flows for each of the three years in the period ended 31 March 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 March 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 March 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 19 May 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Report of Independent Registered Public Accounting Firm	95

Asbestos Liability Valuation
Description of the Matter
At 31 March 2020, the aggregate asbestos liability was US$986.4 million. As disclosed in Note 13 to the consolidated financial statements, the liability relates to an agreement to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund established to provide compensation of proven Australian-related personal injuries.
Auditing management’s estimate of the asbestos liability is challenging because the estimation process is based on actuarial estimates of projected future cash flows which are inherently uncertain. The projected cash flows are complex and use subjective assumptions including the projected number of claims, estimated cost of settlement per claim, inflation rates, legal costs, and timing of receipt of claims and settlements.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's internal controls over the identification of claims, review of calculations performed by the Company’s third-party actuary and management’s review of the use of historical claim data and actuarial assumptions mentioned above to project the future liability.
To evaluate the estimate of the asbestos liability, our audit procedures included, among others, testing the underlying claims data used in the calculation to internal and external data on a sample basis. We involved our actuarial specialists to assist in evaluating the methodologies and key assumptions mentioned above to independently develop a range for the asbestos liability and compare that range to management’s recorded liability. We also assessed the adequacy of the related disclosures in the Company’s consolidated financial statements.

Impairment of Long-lived Assets
Description of the Matter
For the year ended 31 March 2020, the Company recorded an US$84.4 million impairment expense primarily related to property, plant and equipment, operating lease right-of-use assets and asset retirement obligations as disclosed in Notes 8, 9 and 19. As disclosed in Note 2 to the consolidated financial statements, the Company evaluates events or changes in circumstances that indicate that an asset might be impaired. When such indicators are identified, the recoverability test is performed by grouping long-lived assets that represent the lowest level of identifiable cash flows and the undiscounted future cash flows are compared to the carrying amount of the asset group.

Auditing the Company's impairment assessments involved a high degree of subjectivity as estimates underlying the determination of fair value were based on assumptions about future market and economic conditions, long-term demand for the Company’s products and the discount rate.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the long-lived asset impairment processes, including identification of indicators of impairment, and controls over management’s review of the significant assumptions underlying the fair value determination.

To test the long-lived asset impairment assessments, our audit procedures included, among others, evaluating the methodologies used, and significant assumptions discussed above as well as the underlying data used by the Company in determining fair value. With the assistance of our valuation specialists, we tested the Company’s determination of fair value of certain land, building, equipment including salvage values and asset retirement obligations by evaluating comparable market data and independently developing a range of fair values. We also assessed the adequacy of the related disclosures in the Company’s consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.
Irvine, California
19 May 2020

James Hardie Industries plc - Consolidated Balance Sheets	96

(Millions of US dollars)	31 March 2020	31 March 2019
Assets
Current assets:
Cash and cash equivalents	$144.4	$78.7
Restricted cash and cash equivalents	5.0	5.1
Restricted cash and cash equivalents - Asbestos	36.4	39.8
Restricted short-term investments - Asbestos	21.6	17.7
Accounts and other receivables, net	363.3	254.6
Inventories	305.1	317.4
Prepaid expenses and other current assets	26.1	31.3
Insurance receivable - Asbestos	5.0	7.5
Workers’ compensation - Asbestos	1.5	2.0
Total current assets	908.4	754.1
Property, plant and equipment, net	1,341.7	1,388.4
Operating lease right-of-use-assets	40.5	—
Finance lease right-of-use-assets	1.7	—
Goodwill	196.9	201.1
Intangible assets, net	166.7	174.4
Insurance receivable - Asbestos	38.5	43.7
Workers’ compensation - Asbestos	20.7	25.8
Deferred income taxes	989.4	1,092.9
Deferred income taxes - Asbestos	319.1	349.3
Other assets	4.7	2.9
Total assets	$4,028.3	$4,032.6
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$274.7	$255.5
Accrued payroll and employee benefits	87.1	84.9
Operating lease liabilities	14.3	—
Finance lease liabilities	0.5	—
Accrued product warranties	7.0	6.8
Income taxes payable	8.9	13.4
Asbestos liability	103.9	110.5
Workers’ compensation - Asbestos	1.5	2.0
Other liabilities	12.1	9.9
Total current liabilities	510.0	483.0
Long-term debt	1,354.6	1,380.3
Deferred income taxes	81.9	80.4
Operating lease liabilities	41.4	—
Finance lease liabilities	1.5	—
Accrued product warranties	35.4	39.8
Income taxes payable	21.3	25.2
Asbestos liability	882.5	979.1
Workers’ compensation - Asbestos	20.7	25.8
Other liabilities	43.7	44.6
Total liabilities	2,993.0	3,058.2
Commitments and contingencies (Note 15)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 443,144,740 shares issued and outstanding at 31 March 2020 and 442,269,905 shares issued and outstanding at 31 March 2019	230.6	230.0
Additional paid-in capital	207.3	197.6
Retained earnings	659.5	577.1
Accumulated other comprehensive loss	(62.1)	(30.3)
Total shareholders’ equity	1,035.3	974.4
Total liabilities and shareholders’ equity	$4,028.3	$4,032.6
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc - Consolidated Statements of Operations and Comprehensive Income	97

	Years Ended 31 March
(Millions of US dollars, except per share data)	2020	2019	2018
Net sales	$2,606.8	$2,506.6	$2,054.5
Cost of goods sold	(1,673.1)	(1,675.6)	(1,324.3)
Gross profit	933.7	831.0	730.2
Selling, general and administrative expenses	(415.8)	(403.6)	(311.3)
Research and development expenses	(32.8)	(37.9)	(33.3)
Asset impairments	(84.4)	(15.9)	—
Asbestos adjustments	(58.2)	(22.0)	(156.4)
Operating income	342.5	351.6	229.2
Interest expense, net	(57.5)	(54.2)	(32.9)
Interest income	3.1	4.1	3.4
Loss on early debt extinguishment	—	(1.0)	(26.1)
Other (expense) income	(0.1)	0.1	0.7
Income before income taxes	288.0	300.6	174.3
Income tax expense	(46.5)	(71.8)	(28.2)
Net income	$241.5	$228.8	$146.1
Income per share:
Basic	$0.55	$0.52	$0.33
Diluted	$0.54	$0.52	$0.33
Weighted average common shares outstanding (Millions):
Basic	442.6	441.9	441.2
Diluted	444.1	443.0	442.3
Comprehensive income, net of tax:
Net income	$241.5	$228.8	$146.1
Cash flow hedges	—	(0.1)	—
Pension adjustments	0.8	—	—
Currency translation adjustments	(32.6)	(28.9)	0.9
Comprehensive income	$209.7	$199.8	$147.0

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Cash Flows	98

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Cash Flows From Operating Activities
Net income	$241.5	$228.8	$146.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	131.5	119.4	92.0
Lease expense	18.1	—	—
Deferred income taxes	64.0	12.7	(76.8)
Stock-based compensation	10.3	12.5	11.1
Asbestos adjustments	58.2	22.0	156.4
Excess tax benefits from share-based awards	(0.4)	—	(0.8)
Asset impairments	77.4	15.9	—
Loss on early debt extinguishment	—	1.0	26.1
Other, net	17.2	16.3	12.6
Changes in operating assets and liabilities:
Accounts and other receivables	(118.6)	(18.1)	(2.0)
Inventories	3.2	(28.6)	(51.7)
Lease assets and liabilities, net	(15.6)	—	—
Prepaid expenses and other assets	(2.6)	(1.7)	(2.8)
Insurance receivable - Asbestos	7.6	4.8	7.3
Accounts payable and accrued liabilities	45.1	3.5	20.7
Claims and handling costs paid - Asbestos	(105.6)	(108.8)	(104.4)
Income taxes payable	(11.0)	8.8	26.9
Other accrued liabilities	30.9	15.5	47.8
Net cash provided by operating activities	$451.2	$304.0	$308.5
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(193.8)	$(317.5)	$(210.2)
Proceeds from sale of property, plant and equipment	8.0	—	7.9
Capitalized interest	(9.5)	(5.4)	(4.8)
Acquisition of business, net of cash acquired	—	(558.7)	—
Purchase of restricted short-term investments - Asbestos	(75.5)	(89.1)	(78.4)
Proceeds from restricted short-term investments - Asbestos	67.0	106.3	40.0
Net cash used in investing activities	$(203.8)	$(864.4)	$(245.5)
Cash Flows From Financing Activities
Proceeds from credit facilities	$330.0	$230.0	$380.0
Repayments of credit facilities	(350.0)	(180.0)	(455.0)
Proceeds from 364-day term loan facility	—	492.4	—
Repayments of 364-day term loan facility	—	(458.8)	—
Proceeds from senior unsecured notes	—	458.8	800.0
Debt issuance costs	—	(6.1)	(15.7)
Repayment of senior unsecured notes	—	—	(400.0)
Call redemption premium paid to note holders	—	—	(19.5)
Proceeds from issuance of shares	—	—	0.2
Repayment of finance lease obligations and borrowings	(0.4)	—	—
Dividends paid	(158.6)	(172.1)	(177.5)
Repayments of NSW Loan - Asbestos	—	—	(51.9)
Net cash (used in) provided by financing activities	$(179.0)	$364.2	$60.6
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(6.2)	$6.6	$(3.2)
Net increase (decrease) in cash and cash equivalents, restricted cash and restricted cash - Asbestos	62.2	(189.6)	120.4
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	123.6	313.2	192.8
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$185.8	$123.6	$313.2
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$8.3	$25.9	$8.1
Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest	$61.5	$57.0	$26.3
Cash paid during the year for income taxes, net	$52.5	$26.3	$49.1
Cash paid to AICF	$108.9	$103.0	$102.2

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Changes in Shareholders’ Equity (Deficit)	99

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated (Deficit) Equity	Accumulated Other Comprehensive Gain (Loss)	Total
Balances as of 31 March 2017	$229.1	$173.8	$(612.9)	$(2.2)	$(212.2)
Net income	—	—	146.1	—	146.1
Other comprehensive income	—	—	—	0.9	0.9
Stock-based compensation	0.4	11.6	(0.9)	—	11.1
Equity awards exercised	—	0.2	—	—	0.2
Dividends declared	—	—	(167.6)	—	(167.6)
Balances as of 31 March 2018	$229.5	$185.6	$(635.3)	$(1.3)	$(221.5)
Net income	—	—	228.8	—	228.8
Other comprehensive loss	—	—	—	(29.0)	(29.0)
Stock-based compensation	0.5	12.0	—	—	12.5
Adoption of ASU 2016-16	—	—	1,160.3	—	1,160.3
Dividends declared	—	—	(176.7)	—	(176.7)
Balances as of 31 March 2019	$230.0	$197.6	$577.1	$(30.3)	$974.4
Net income	—	—	241.5	—	241.5
Other comprehensive loss	—	—	—	(31.8)	(31.8)
Stock-based compensation	0.6	9.7	—	—	10.3
Adoption of ASU 2016-02	—	—	0.2	—	0.2
Dividends declared	—	—	(159.3)	—	(159.3)
Balances as of 31 March 2020	$230.6	$207.3	$659.5	$(62.1)	$1,035.3

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Notes to Consolidated Financial Statements	100

1.  Background and Basis of Presentation
Nature of Operations
James Hardie Industries plc ("JHI plc") manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand, the Philippines and Canada. On 3 April 2018, JHI plc completed the acquisition of German-based XI (DL) Holdings GmbH (n/k/a James Hardie Europe Holdings GmbH) and its subsidiaries (including, but not limited to, Fermacell GmbH (n/k/a James Hardie Europe GmbH)) (collectively, "Fermacell"). Fermacell manufactures and sells fiber gypsum and cement-bonded building products primarily in continental Europe.
Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All intercompany balances and transactions have been eliminated in consolidation.
COVID-19 Impact
In March 2020, the World Health Organization (WHO) characterized the outbreak of COVID-19 as a global pandemic. In response to this declaration, governments have taken certain actions to contain the outbreak and spread of COVID-19. While our plants in Philippines, New Zealand, and Spain were required to close under mandatory government lockdowns, these closures did not materially impact our fourth quarter results. However, the COVID-19 pandemic and actions taken in response thereto are continuing to have a significant adverse effect on many sectors of the economy, including new home building and remodeling activity. Accordingly, we have currently reduced our production capacity to match supply and demand. While this reduction in production is expected to be temporary, the duration of the COVID-19 pandemic, the actions to contain the pandemic and treat its impacts, and the effects on our operations are highly uncertain and cannot be predicted at this time. Therefore, while we expect the reduced production to negatively impact our business, results of operations, cash flows and financial position, the related financial impact cannot be reasonably estimated at this time.
2.  Summary of Significant Accounting Policies
Variable Interest Entities
A VIE is an entity that is evaluated for consolidation using more than a simple analysis of voting control. The analysis is based on: (i) what party has the power to direct the most significant activities of the VIE that impact its economic performance; and (ii) what party has rights to receive benefits or is obligated to absorb losses that are significant to the VIE. The analysis of the party that consolidates a VIE is a continual assessment.
In February 2007, the Company’s shareholders approved the Amended and Restated Final Funding Agreement (the “AFFA”), an agreement pursuant to which the Company provides long-term funding to Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for the Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”)

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	101

(collectively, the “Former James Hardie Companies”)) are found liable. JHI plc owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”), which, under the terms of the AFFA, has an obligation to make payments to AICF on an annual basis subject to the provisions of the AFFA. JHI plc guarantees the Performing Subsidiary’s obligation. Additionally, the Company appoints three AICF directors and the New South Wales (“NSW”) Government appoints two AICF directors.
Although the Company has no ownership interest in AICF, for financial reporting purposes, the Company consolidates AICF, which is a VIE as defined under US GAAP, due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in AICF’s assets and liabilities being recorded on its consolidated balance sheets and AICF’s income and expense transactions being recorded in the consolidated statements of operations and comprehensive income. These items are Australian dollar-denominated and are subject to remeasurement into US dollars at each reporting date.
For the fiscal years ended 31 March 2020, 2019 and 2018, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
While there have been no changes in the application of principles, methods, and assumptions used to determine our significant estimates, we may be required to revise certain accounting estimates and judgments related to the economic and business impact of the COVID-19 pandemic, such as, but not limited to, those related to the valuation of goodwill, intangibles, long-lived assets, accounts receivable, and inventory, which could have a material adverse effect on our financial position and results of operations.
Foreign Currency Translation/Remeasurement
All assets and liabilities are translated or remeasured into US dollars at current exchange rates while revenues and expenses are translated or remeasured at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity (deficit). Gains and losses arising from foreign currency transactions are recognized in income.
The Company has recorded on its balance sheet certain foreign assets and liabilities, including asbestos-related assets and liabilities under the terms of the AFFA, that are denominated in foreign currencies and subject to translation (foreign entities) or remeasurement (AICF entity and Euro denominated debt) into US dollars at each reporting date. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period. The Company records gains and losses on its Euro denominated debt which are economically offset by foreign exchange gains and losses on loans between subsidiaries, resulting in a net immaterial translation gain or loss which is recorded in the Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	102

Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.
Accounts Receivable
The Company evaluates the collectability of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in the Company's customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has had in the past. Because the Company's accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances which would decrease net sales.
Inventories
Inventories are valued at the lower of cost or net realizable value. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labor and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analyzing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are adjusted to net realizable value, if necessary.
Property, Plant and Equipment
Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years
Buildings	5 to 50
Buildings Improvements	3 to 40
Leasehold Improvements	4 to 40
Machinery and Equipment	1 to 40
Leases
The Company adopted Accounting Standards Update ("ASU") No. 2016-02 ("Accounting Standards Codification (ASC) 842"), which supersedes the lease accounting requirements in ASC Topic 840, starting with fiscal year beginning 1 April 2019, with the impact of initial application recognized as a cumulative-effect adjustment to retained earnings of US$0.2 million, and has elected the practical expedient available under the guidance to not adjust comparative periods presented. As a result of the adoption of this standard, the Company has changed its accounting policy for leases, as outlined below.
In addition, the Company has also elected the package of practical expedients permitted under the transition guidance, which, among other things, allows for carry-forwards of historical lease classifications, the determination of whether a contract contains a lease under the new definition of a lease and whether previously capitalized initial direct costs qualify for capitalization.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	103

At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and a corresponding right-of-use ("ROU") asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend the lease when it is reasonably certain those options will be exercised. Determining the lease term and amount of lease payments to include in the calculation of the ROU asset and lease liability for leases containing options requires the use of judgment to determine whether the exercise of an option is reasonably certain, and if the option period and payments should be included in the calculation of the associated ROU asset and liability. In making this determination, the Company considers all relevant economic factors that would compel the Company to exercise an option. The Company’s leases generally do not provide a readily determinable implicit borrowing rate. As such, the discount rate used to calculate present value is the lessee’s incremental borrowing rate, which is primarily based upon the periodic risk-adjusted interest margin and the term of the lease.
Minimum lease payments include base rent as well as fixed escalation of rental payments. In determining minimum lease payments, the Company separates non-lease components such as common area maintenance or other miscellaneous expenses that are updated based on landlord estimates for real estate leases. Additionally, many of the Company’s transportation and equipment leases require additional payments based on the underlying usage of the assets such as mileage and maintenance costs. Due to the variable nature of these costs, the cash flows associated with these costs are expensed as incurred and not included in the lease payments used to determine the ROU asset and associated lease liability.
ROU assets represent the right to control the use of the leased asset during the lease term and are initially recognized as an amount equal to the lease liability. In addition, prepaid rent, initial direct costs, and adjustments for lease incentives are components of the ROU asset. Over the lease term, the lease expense is amortized on a straight-line basis beginning on the lease commencement date. ROU assets are assessed for impairment as part of the impairment of long-lived assets, which is performed whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.
A ROU asset and lease liability are not recognized for leases with an initial term of 12 months or less, and the lease expense is recognized on a straight-line basis over the lease term.
Depreciation and Amortization
The Company records depreciation and amortization under both Cost of goods sold and Selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortization related to plant building, machinery and equipment is recorded in Cost of goods sold.
Goodwill and Other Intangible Assets
Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested at the reporting unit level for impairment annually, or more often if indicators of impairment exist. Factors that could cause an impairment in the future could include, but are not limited to, adverse macroeconomic conditions, deterioration in industry or market conditions, decline in revenue and cash flows or increases in costs and capital expenditures compared to projected results. A goodwill impairment charge is recorded for the amount by which the carrying value of the reporting unit exceeds the fair value of the reporting unit.
Intangible assets from acquired businesses are recognized at their estimated fair values at the date of acquisition and consist of trademarks, customer relationships and other intangible assets. Finite-lived intangibles are amortized to expense over the applicable useful lives, ranging from 2 to 13 years, based on the nature of the asset and the underlying pattern of economic benefit as reflected by future net cash inflows.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	104

The Company performs an impairment test of intangibles annually, or whenever events or changes in circumstances indicate their carrying value may be impaired.
Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.
When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review.
Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.
The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis or a relative, market-based approach based on purchase offers or appraisals received from third parties, that considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.
Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product at an estimated remediation cost per standard foot. Based on this analysis and other factors, the adequacy of the Company’s warranty provision is adjusted as necessary.
Debt
The Company’s debt consists of an unsecured revolving credit facility and senior unsecured notes. Each of the Company's debt instruments is recorded at cost, net of any original issue discount or premium, where applicable. The related original issue discount, premium and debt issuance costs are amortized over the term of each respective borrowing using the effective interest method. Debt is presented as current if the liability is due to be settled within 12 months after the balance sheet date, unless the Company has the ability and intention to refinance on a long-term basis in accordance with US GAAP. See Fair Value Measurements below and Note 11 for the Company’s fair value considerations.
In addition, the Company consolidates AICF which has a loan facility, which is included in Asbestos-related Accounting Policies below.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	105

Revenue Recognition
The Company recognizes revenues when the requisite performance obligation has been met, that is, when the Company transfers control of its products to customers, which depending on the terms of the underlying contract, is generally upon delivery. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
A portion of the Company’s revenue is made through distributors under a vendor managed inventory agreement whereby revenue is recognized upon the transfer of title and risk of loss to the distributors.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The realization of the US deferred tax assets is affected primarily by the continued profitability of the US business. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized. Interest and penalties related to uncertain tax positions are recognized in Income tax expense on the consolidated statements of operations and comprehensive income.
Financial Instruments
The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Changes in the fair value of financial instruments that are not designated as hedges are recorded in earnings within Other (expense) income at each measurement date. The Company does not use derivatives for trading purposes.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	106

Fair Value Measurements
Assets and liabilities of the Company that are carried or disclosed at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.
The carrying amounts of Cash and Cash Equivalents, Restricted cash and cash equivalents, Trade receivables, Trade payables and the Revolving Credit Facility approximates their respective fair values due to the short-term nature of these instruments.
Stock-based Compensation
Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees and is recognized as an expense over the vesting period. Stock-based compensation expense is included in the line item Selling, general and administrative expenses on the consolidated statements of operations and comprehensive income.
Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards outstanding generally vest as follows: 25% at the first anniversary date of the grant; 25% at the second anniversary date of the grant; and 50% at the third anniversary date of the grant. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are based upon an estimate of the number of awards that are expected to vest and typically recognized ratably over the vesting period. The Company issues new shares to award recipients when the vesting condition for restricted stock units (“RSU’s”) has been satisfied.
For RSU’s subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period. For RSU’s subject to a scorecard performance vesting condition, the fair value is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the end of the performance period. For RSU’s subject to a market vesting condition, the fair value is estimated using a Monte Carlo Simulation.
Compensation expense recognized for liability-classified awards is based upon an estimate of the number of awards that are expected to vest and on the fair market value of JHI plc’s common stock on the date of the grant. A corresponding liability is recorded and adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	107

Earnings Per Share
Basic earnings per share ("EPS") is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as stock options and RSUs, had been issued.
Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2020	2019	2018
Basic common shares outstanding	442.6	441.9	441.2
Dilutive effect of stock awards	1.5	1.1	1.1
Diluted common shares outstanding	444.1	443.0	442.3

(US dollars)	2020	2019	2018
Net income per share - basic	0.55	0.52	0.33
Net income per share - diluted	0.54	0.52	0.33

There were no potential common shares which would be considered anti-dilutive for the fiscal years ended 31 March 2020, 2019 and 2018.
Unless they are anti-dilutive, RSU’s which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.
RSU’s which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS calculation, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.
Potential common shares of 1.5 million, 2.2 million and 1.6 million for the fiscal years ended 31 March 2020, 2019 and 2018, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.
Asbestos-related Accounting Policies
Asbestos Liability
The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG Actuarial (“KPMGA”), who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by KPMGA to occur through 2072.
The Company recognizes the asbestos liability in the consolidated financial statements by reference to (but not exclusively based upon) the undiscounted and uninflated central estimate. The Company considered

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	108

discounting when determining the best estimate under US GAAP. The Company has recognized the asbestos liability by reference to (but not exclusively based upon) the central estimate as undiscounted on the basis that the timing and amounts of such cash flows are not fixed or readily determinable. The Company considered inflation when determining the best estimate under US GAAP. It is the Company’s view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. The Company views the undiscounted and uninflated central estimate as the best estimate under US GAAP.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the Asbestos liability balances.
Insurance Receivable
The insurance receivable recorded by the Company has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of recoveries expected from insurance policies and insurance companies with exposure to the asbestos claims, as calculated by KPMGA. The assessment of recoveries is based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated, however, where the timing of recoveries has been agreed with the insurer, the receivables are recorded on a discounted basis. The Company records insurance receivables that are deemed probable of being realized.
Adjustments in the insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.
Workers’ Compensation
An estimate of the liability related to workers’ compensation claims is prepared by KPMGA as part of the annual actuarial assessment. This estimate contains two components - amounts that will be met by a workers’ compensation scheme or policy and amounts that will be met by the Former James Hardie Companies.
The estimated liability is included as part of the asbestos liability and adjustments to the estimate are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Amounts that are expected to be paid by the workers’ compensation schemes or policies are recorded as workers’ compensation receivable. Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations and comprehensive income.
Restricted Cash and Cash Equivalents
Cash and cash equivalents of AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of AICF. Since cash and cash equivalents are highly liquid, the Company classifies these amounts as a current asset on the consolidated balance sheets.
Restricted Short-Term Investments

Short-term investments of AICF consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded in the financial

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	109

statements at fair value. The fair value of restricted short-term investments is based on quoted market prices using the specific identification method. Unrealized gains and losses on the fair value of these investments are included as a separate component of Accumulated other comprehensive loss. Realized gains and losses on short-term investments are recognized in Other (expense) income on the consolidated statements of operations and comprehensive income.
Short-Term Debt
AICF has access to a secured loan facility (the “AICF Loan Facility”) made available by the NSW Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of AICF and Former James Hardie Companies (together, the “Obligors”).
Interest accrues daily on amounts outstanding, is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to accrue interest payable on amounts outstanding under the AICF Loan Facility on the date interest becomes due and payable.
Deferred Income Taxes
The Performing Subsidiary can claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. Consequently, a deferred tax asset has been recognized equivalent to the anticipated tax benefit over the life of the AFFA.
Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.
Asbestos Adjustments
The Asbestos adjustments reflected in the consolidated statements of operations and comprehensive income reflect the net change in the actuarial estimate of the asbestos liability and insurance receivables, and the change in the estimate of AICF claims handling costs. Additionally, as the asbestos-related assets and liabilities are denominated in Australian dollars, the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet dates, the effect of which is also included in Asbestos adjustments in the consolidated statements of operations and comprehensive income.
Asbestos Impact on Statement of Cash Flows
Restricted cash and cash equivalents - Asbestos
The Restricted cash and cash equivalents held by AICF as recorded on the consolidated balance sheets is included in the total beginning and ending cash balance in the consolidated statements of cash flows. The movement in Restricted cash and cash equivalents - Asbestos is reflected in either the cash flows from operating activities, cash flows from investing activities or cash flows from financing activities sections of the consolidated statements of cash flows as described in detail below.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	110

Asbestos Adjustments
The Asbestos adjustments as recorded on the consolidated statements of operations and comprehensive income (as described above) is presented as a reconciling item from net income to cash flows from operating activities in the consolidated statements of cash flows.
Asbestos Insurance Receivable
Proceeds from insurance claims by AICF are reflected in the cash flows from operating activities section of the consolidated statements of cash flows.
Asbestos Claims Paid
Asbestos claims paid by AICF are reflected in the cash flows from operating activities section of the consolidated statements of cash flows.
Restricted Short-Term Investments
Purchases or proceeds from short-term investments, made by AICF, are reflected in the cash flows from investing activities section of the consolidated statements of cash flows.
AICF Loan Facility
Any drawings, repayments, or payments of accrued interest under the AICF Loan Facility, made by AICF, are reflected in the cash flows from financing activities section of the consolidated statements of cash flows.
Business combinations
The Company accounts for acquired businesses using the acquisition method of accounting. This method requires that the purchase price be allocated to the identifiable assets acquired and liabilities assumed at their estimated fair values at the date of acquisition. The excess of the purchase price over the identifiable assets acquired and liabilities assumed is recorded as goodwill.
The fair values are determined by management, taking into consideration information supplied by management of the acquired entities, and other relevant information. Such information typically includes valuations obtained from independent appraisal experts, which management reviews and considers in its estimates of fair values. The valuations are generally based upon future cash flow projections for the acquired assets, discounted to present value. The determination of fair values requires significant judgment by management, particularly with respect to the value of identifiable intangible assets. This judgment could result in either a higher or lower value assigned to amortizable or depreciable assets. The impact could result in either higher or lower amortization and/or depreciation expense. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but due to the inherent uncertainty during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	111

Immaterial Change in Statement of Cash Flows Line Items
In connection with the preparation of the condensed consolidated financial statements for the three months ended 30 June 2019, the Company determined that amounts previously reported in its consolidated statements of cash flows for the fiscal years ended 31 March 2019 and 2018, reflected an error in the amount of purchases of property, plant and equipment which were not yet paid. This error understated net cash used in investing activities for the fiscal years ended 31 March 2019 and 2018 by US$16.4 million and US$6.5 million, respectively, with an equal understatement of net cash provided by operating activities.
This error had no effect on the Company's consolidated balance sheets, statements of operations and comprehensive income or statements of changes in shareholders' equity (deficit) as of and for the fiscal years ended 31 March 2019 and 2018.
In accordance with the relevant guidance, management evaluated the materiality of the error from a qualitative and quantitative perspective. Based on such evaluation, the Company concluded that the error did not have a material impact on the previously reported consolidated statements of cash flows for the fiscal years ended 31 March 2019 and 2018 or affect the trend of financial results. The amounts presented within this report in the consolidated statement of cash flows have been adjusted for the fiscal years ended 31 March 2019 and 2018, as set forth in the following table:

	Year Ended 31 March 2019		Year Ended 31 March 2018
(Millions of US dollars)	As reported	As adjusted	As reported	As adjusted
Cash Flows From Operating Activities
Accounts payable and accrued liabilities	$(12.9)	$3.5	$14.2	$20.7
Net cash provided by operating activities	287.6	304.0	302.0	308.5

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(301.1)	(317.5)	(203.7)	(210.2)
Net cash used in investing activities	(848.0)	(864.4)	(239.0)	(245.5)

The understatement of cash flows from operating activities for the fiscal year ended 31 March 2018 resulted in a recalculation of the payment to AICF. During the second quarter of fiscal year 2020, a payment of US$8.0 million representing the cash flow error was paid to AICF along with the payment of US$100.9 million representing 35% of the Company's as reported free cash flow for the fiscal year ended 31 March 2019. See Note 13 for AICF funding.
Recent Accounting Pronouncements

Recently Adopted
In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, which provides guidance on the amount, timing, and uncertainty of cash flows arising from leases. The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. Lessor accounting will remain largely unchanged from current guidance; however, ASU No. 2016-02 will provide improvements that are intended to align lessor accounting with the lessee model and with updated revenue recognition guidance. The amendments in ASU No. 2016-02 shall be applied on a modified retrospective basis and are effective for fiscal years and interim periods within those fiscal years, beginning after 15 December 2018, with early adoption permitted. In July 2018, the FASB

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	112

issued ASU No. 2018-11, which provided a second accepted transition method, which would allow companies to adopt the new lease standard as a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the period of adoption, rather than at the beginning of the earliest period presented. The Company adopted ASU No. 2016-02 (and related clarifying guidance issued by the FASB) starting with fiscal year beginning 1 April 2019 using the modified retrospective transition method outlined in ASU No. 2018-11 with the impact of initial application recognized as a cumulative-effect adjustment of US$0.2 million. Further, the Company recognized a ROU asset of US$79.7 million and a lease liability of US$82.0 million, with the offsetting balance representing a reduction in the previously recognized deferred rent balance at 1 April 2019. As of the date of adoption, there was no impact on the Company’s consolidated statements of operations and comprehensive income or consolidated statements of cash flows.
Recently Issued
In April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which affects a variety of topics in the Codification and applies to all reporting entities within the scope of the affected accounting guidance. The amendments in ASU No. 2019-04 are being issued as updates related to ASU No. 2016-01, ASU No. 2016-13 and ASU No. 2017-12. The amendments in ASU No. 2019-04 are effective for fiscal years and interim periods within those fiscal years, beginning after 15 December 2019 using a modified retrospective approach, with early adoption permitted. The Company will adopt ASU No. 2019-04 starting with the fiscal year beginning 1 April 2020 and does not expect the adoption of this standard to have a material impact on its consolidated financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740). The amendments in the ASU No. 2019-12 are being issued to simplify the accounting for income taxes and are effective for fiscal years and interim periods within those fiscal years, beginning after 15 December 2020 with early adoption permitted. The Company is currently evaluating the impact of these updates on its consolidated financial statements.
3. Revenues
The following represents the Company's disaggregated revenues for the fiscal years ended 31 March 2020, 2019 and 2018:

	Year Ended 31 March 2020
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses[1]	Consolidated
Fiber cement revenues	$1,816.4	$418.4	$48.0	$—	$2,282.8
Fiber gypsum revenues	—	—	323.4	—	323.4
Other revenues	—	—	—	0.6	0.6
Total revenues	$1,816.4	$418.4	$371.4	$0.6	$2,606.8
[1] Effective 31 March 2020, the Other Businesses segment no longer qualifies as a reportable segment. Refer to Note 19 for further details.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	113

	Year Ended 31 March 2019
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses	Consolidated
Fiber cement revenues	$1,676.9	$446.8	$35.8	$—	$2,159.5
Fiber gypsum revenues	—	—	332.5	—	332.5
Other revenues	—	—	—	14.6	14.6
Total revenues	$1,676.9	$446.8	$368.3	$14.6	$2,506.6

	Year Ended 31 March 2018
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses	Consolidated
Fiber cement revenues	$1,578.1	$425.4	$36.3	$—	$2,039.8
Fiber gypsum revenues	—	—	—	—	—
Other revenues	—	—	—	14.7	14.7
Total revenues	$1,578.1	$425.4	$36.3	$14.7	$2,054.5
The process by which the Company recognizes revenues is similar across each of the Company's reportable segments and is described in further detail below. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in internal and external applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement-bonded boards in the Europe Building Products segment. Other revenues in the Other Businesses segment were generated from the sale of fiberglass products and windows in North America.
The Company recognizes revenues when the requisite performance obligation has been met, that is, when the Company transfers control of its products to customers, which depending on the terms of the underlying contract, is generally upon delivery. The Company considers shipping and handling activities that it performs as activities to fulfill the sales of its products, with amounts billed for such costs included in net sales and the associated costs incurred for such services recorded in cost of sales, in accordance with the practical expedient provided by ASC 606.
Certain of the Company's customers receive discounts and rebates as sales incentives, amounts which are recorded as a reduction to revenue at the time the revenue is recognized. These amounts are an estimate recorded by the Company based on historical experience and contractual obligations, the underlying assumptions of which are periodically reviewed and adjusted by the Company, as necessary.
The Company’s contracts are generally short-term in nature, generally not exceeding twelve months, with payment terms varying by the type and location of products or services offered; however, the period between invoicing and when payment is due is not significant.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	114

4.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	31 March
(Millions of US dollars)	2020	2019	2018	2017
Cash and cash equivalents	$144.4	$78.7	$281.6	$78.9
Restricted cash	5.0	5.1	5.0	5.0
Restricted cash - Asbestos	36.4	39.8	26.6	108.9
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$185.8	$123.6	$313.2	$192.8
Restricted cash relates to an insurance policy which restricts the cash from general corporate purposes.
Restricted cash - Asbestos is restricted to the settlement of asbestos claims and for the payment of the operating costs of AICF.
5.  Accounts and Other Receivables
Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2020	2019
Trade receivables	$268.4	$245.5
Income taxes receivable	84.7	—
Other receivables and advances	14.6	12.0
Provision for doubtful trade receivables	(4.4)	(2.9)
Total accounts and other receivables	$363.3	$254.6
The following are changes in the provision for doubtful trade receivables:

	31 March
(Millions of US dollars)	2020	2019	2018
Balance at beginning of period	$2.9	$1.3	$0.9
Adjustment to provision	1.7	2.8	0.6
Write-offs, net of recoveries	(0.2)	(1.2)	(0.2)
Balance at end of period	$4.4	$2.9	$1.3

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	115

6.  Inventories
Inventories consist of the following components:

	31 March
(Millions of US dollars)	2020	2019
Finished goods	$224.4	$235.0
Work-in-process	8.1	7.3
Raw materials and supplies	87.0	88.8
Provision for obsolete finished goods and raw materials	(14.4)	(13.7)
Total inventories	$305.1	$317.4
As of 31 March 2020 and 2019, US$37.9 million and US$32.9 million, respectively, of the Company’s finished goods inventory balance was held at vendor managed inventory locations.
7. Goodwill and Other Intangible Assets
Goodwill
The following are the changes in the carrying value of goodwill for the fiscal years ended 31 March 2020 and 2019:

(Millions of US dollars)	Europe Building Products	Asia Pacific Fiber Cement	Other Businesses	Total
Balance - 31 March 2018	$—	$0.3	$4.6	$4.9
Acquired	220.0	—	—	220.0
Impairment	—	—	(4.6)	(4.6)
Foreign exchange impact	(19.2)	—	—	(19.2)
Balance - 31 March 2019	$200.8	$0.3	$—	$201.1
Impairment	—	(0.2)	—	(0.2)
Foreign exchange impact	(3.9)	(0.1)	—	(4.0)
Balance - 31 March 2020	$196.9	$—	$—	$196.9

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	116

Intangible Assets
At 31 March 2020, indefinite lived intangible assets other than goodwill of US$120.9 million include tradenames and other indefinite lived intangible assets, which had a net carrying amount of US$113.5 million and US$7.4 million, respectively.

The following are the net carrying amount of amortizable intangible assets for the fiscal years ended 31 March 2020 and 2019:

	Year Ended 31 March 2020
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$51.4	$(6.4)	$45.0
Other[1]	11.6	(10.8)	0.8
Total	$63.0	$(17.2)	$45.8
[1] Includes impairment charges of US$1.4 million for the fiscal year ended 31 March 2020

	Year Ended 31 March 2019
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$52.0	$(4.3)	$47.7
Other[1]	11.8	(8.6)	3.2
Total	$63.8	$(12.9)	$50.9
[1] Includes impairment charges of US$2.6 million for the fiscal year ended 31 March 2019
The amortization of intangible assets was US$3.1 million, US$6.1 million and US$0.9 million for the fiscal years ended 31 March 2020, 2019 and 2018, respectively.
At 31 March 2020, the estimated future amortization of intangible assets is as follows:

Years ended 31 March (Millions of US dollars):
2021	$2.6
2022	3.3
2023	4.1
2024	4.4
2025	4.5

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	117

8.  Property, Plant and Equipment
Property, plant and equipment consist of the following components:

(Millions of US dollars) Cost or valuation:	Land	Buildings	Machinery and Equipment	Construction in Progress [1]	Total
At 31 March 2018	$68.2	$346.8	$1,236.1	$178.9	$1,830.0
Additions[2]	1.6	58.9	203.6	76.7	340.8
Acquisitions	19.2	44.1	159.5	7.5	230.3
Transfers[3]	—	(6.0)	2.2	(6.5)	(10.3)
Disposals[4]	(0.2)	(5.9)	(48.1)	(1.2)	(55.4)
Exchange differences	(5.0)	(5.1)	(45.7)	1.8	(54.0)
At 31 March 2019	$83.8	$432.8	$1,507.6	$257.2	$2,281.4
Additions[2]	0.3	13.9	152.3	19.3	185.8
Transfers[3]	—	0.7	3.1	(4.9)	(1.1)
Disposals[4]	—	(1.7)	(55.3)	0.2	(56.8)
Impairment	—	(0.1)	(10.2)	(5.4)	(15.7)
Exchange differences	(5.1)	(13.1)	(86.1)	1.2	(103.1)
At 31 March 2020	$79.0	$432.5	$1,511.4	$267.6	$2,290.5

Accumulated depreciation:
At 31 March 2018	$—	$(137.4)	$(700.5)	$—	$(837.9)
Depreciation	—	(14.6)	(95.0)	—	(109.6)
Transfers[3]	—	0.8	3.7	—	4.5
Disposals[4]	—	4.1	23.3	—	27.4
Exchange differences	—	3.2	19.4	—	22.6
At 31 March 2019	$—	$(143.9)	$(749.1)	$—	$(893.0)
Depreciation	—	(15.7)	(109.7)	—	(125.4)
Transfers[3]	—	—	0.3	—	0.3
Disposals[4]	—	1.5	40.3	—	41.8
Impairment	—	(0.6)	(48.2)	—	(48.8)
Exchange differences	—	6.4	69.9	—	76.3
At 31 March 2020	$—	$(152.3)	$(796.5)	$—	$(948.8)

Net book value amount:
At 31 March 2019	$83.8	$288.9	$758.5	$257.2	$1,388.4
At 31 March 2020	$79.0	$280.2	$714.9	$267.6	$1,341.7
______________

1	Construction in progress is presented net of assets transferred into service.

2	Additions include US$9.5 million and US$5.4 million of capitalized interest for the fiscal years ended 31 March 2020 and 2019, respectively.

3
Transfers for fiscal year 2020 include the net book value of US$0.8 million of leased assets in North America Fiber Cement segment that were moved from Property, plant and equipment, net to Operating lease right-of-use assets on the consolidated balance sheet at 31 March 2020. Transfers for fiscal year 2019 include the net book value of US$5.8 million associated with the Company's fiberglass windows business, which was classified as held for sale and was removed from Property, plant and equipment, net and was included in the Prepaid expenses and other current assets on the consolidated balance sheets at 31 March 2019.

4
The US$15.0 million net book value of disposals in fiscal year 2020 includes US$11.7 million of usage of replacement parts. The remaining net book value of disposals of US$3.3 million is related to the disposal of assets no longer in use. The US$28.0 million

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	118

net book value of disposals in fiscal year 2019 includes US$13.7 million of usage of replacement parts, US$6.1 million of impairment due to the Company's decision to cease production of its fiberglass windows business, US$2.6 million of impairment related to the discontinuance of its MCT product line, US$0.4 million of impairment charges on individual assets and US$5.2 million of disposals of assets no longer in use.
Depreciation expense for the fiscal years ended 31 March 2020, 2019 and 2018 was US$125.4 million, US$109.6 million and US$88.9 million, respectively.
Impairment of Property, Plant & Equipment
The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand. Based on the Company's strategic planning and allocation of its long-term investment in capital, as well as the downturn of the current economic market associated with the global pandemic, the Company has carefully reviewed the carrying value of its long-lived assets. The following table summarizes the impairment charges:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
North America Fiber Cement	$44.0	$3.0	$0.7
Asia Pacific Fiber Cement	15.0	—	—
Europe Building Products	5.5	—	—
Other Businesses	—	6.1	—
	$64.5	$9.1	$0.7
Charges recorded to Asset Impairments
North America Fiber Cement segment
For the fiscal year ended 31 March 2020, impairment charges of US$41.2 million were recorded in the North America Fiber Cement segment. Included in this total is US$12.0 million related to the Company's decision to shut down its Summerville, South Carolina facility. This decision resulted from the potential impact of COVID-19 on future fiber cement sales volume. Assets are grouped and evaluated for impairment at the level for which there are identifiable cash flows, which in the case of the Summerville plant included the manufacturing equipment, land, building and right of use assets. In accordance with the applicable accounting guidance, the Company recorded an impairment charge for the difference between the carrying value of the asset group of US$22.1 million and the fair value, based on a third party appraisal of land and buildings, less costs to sell of US$10.1 million.
The remaining impairment charges of US$29.2 million is related to a variety of non-core assets located at four plants across the network which will no longer be used and will be disposed. Due to the unique nature of the non-core fixed assets and the lack of history of selling manufacturing assets, management believes that there will be no future cash flows nor salvage value related to these assets and fully impaired them as of 31 March 2020.
For the fiscal year ended 31 March 2019, the Company recorded impairment charges of US$2.6 million in the North America Fiber Cement segment related to the discontinuance of its MCT product line.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	119

Asia Pacific Fiber Cement segment
For the fiscal year ended 31 March 2020, the Company recorded impairment charges of US$14.0 million in the Asia Pacific Fiber Cement segment due to the decision to shift to an import sales model rather than continue manufacturing in New Zealand, and US$1.0 million due to its decision to exit the James Hardie Systems business on the determination that it no longer fits within the Company's core business. The US$14.0 million charge relates to the full write-down of most of the machinery and equipment at the Penrose plant and the related excess spare parts which will not be utilized prior to shutdown. All the equipment and spare parts are unique to the Company and have immaterial resale or salvage values. The remaining net book value of the Penrose plant’s assets at 31 March 2020 is US$2.6 million.
Europe Building Products segment
For the fiscal year ended 31 March 2020, impairment charges of US$5.5 million were recorded in Europe Building Products segment relating to a variety of non-core assets which no longer provide economic benefit to the Company.
Other Businesses segment
For the fiscal year ended 31 March 2019, the Company recorded impairment charges of US$6.1 million in the Other Businesses segment to due to the Company's decision to cease production of its fiberglass windows business.
Charges recorded to Cost of goods sold
Other impairment charges in the North America Fiber Cement segment related to individual assets totaled US$2.8 million, US$0.4 million and US$0.7 million during fiscal years ended 31 March 2020, 2019 and 2018, respectively.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	120

9. Leases
The Company's lease portfolio consists primarily of real estate, forklifts at its manufacturing facilities and a fleet of vehicles primarily for sales representatives. The lease term for all of its leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate.
The following table represents the Company's ROU assets and lease liabilities at 31 March 2020:

(Millions of US dollars)	31 March 2020
Assets:
Operating leases, net	$40.5
Finance leases, net	1.7
Total right-of-use assets	$42.2

Liabilities:
Operating leases:
Current	$14.3
Non-Current	41.4
Total operating lease liabilities	$55.7

Finance leases:
Current	$0.5
Non-Current	1.5
Total finance lease liabilities	$2.0

Total lease liabilities	$57.7

The Company leases the land and buildings at its New Zealand plant, and the option term of this lease agreement ends in 2026, with a second option to renew until 2036. The second option to renew was reasonably certain until the current quarter, when the Company made the decision to shift to an import sales model and close its New Zealand plant. As a result, the Company remeasured its Right-of-use assets and Lease Liability for the New Zealand plant, resulting in a reduction in both the asset and liability in the current quarter of approximately US$19.4 million. Subsequently, the Company impaired the remaining Right-of-use assets value of US$11.2 million, which was recorded to Asset impairments in the Company's consolidated statements of operations and comprehensive income, as the facility is not expected to generate future positive cash flows.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	121

The following represents the Company's lease expense for the fiscal year ended 31 March 2020:

(Millions of US dollars)	Year Ended 31 March 2020
Operating leases	$18.4
Short-term leases	1.0
Variable leases	0.1
Finance leases	0.3
Interest on lease liabilities	0.1
Total lease expense	$19.9
At 31 March 2020 the weighted-average remaining lease term of the Company's leases is as follows:

(In Years)	31 March 2020
Operating leases	5.4
Finance leases	4.4

At 31 March 2020 the weighted-average discount rate of the Company's leases is as follows:

31 March 2020
Operating leases	4.4%
Finance leases	4.4%
The following are future lease payments for non-cancellable leases at 31 March 2020:

Years ended 31 March (Millions of US dollars):	Operating Leases	Finance Leases	Total
2021	$16.7	$0.6	$17.3
2022	13.1	0.5	13.6
2023	9.2	0.5	9.7
2024	6.7	0.3	7.0
2025	4.4	0.2	4.6
Thereafter	8.8	0.1	8.9
Total	$58.9	$2.2	$61.1
Less: imputed interest			3.4
Total lease liabilities			$57.7
Supplemental cash flow and other information related to leases were as follows:

(Millions of US dollars)	31 March 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$18.0
Operating cash flows used for finance leases	0.1
Financing cash flows used for finance leases	0.4
Non-cash ROU assets obtained in exchange for new lease liabilities	12.9

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	122

10.  Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2020	2019
Trade creditors	$151.3	$142.4
Accrued interest	8.6	8.8
Other creditors and accruals	114.8	104.3
Total accounts payable and accrued liabilities	$274.7	$255.5
11.  Long-Term Debt
At 31 March 2020 and 2019, the Company held two forms of debt: an unsecured revolving credit facility and senior unsecured notes due 2025, 2026 and 2028. The effective weighted average interest rate on the Company’s total debt was 4.3% and 4.4% at 31 March 2020 and 31 March 2019, respectively. The weighted average term of the unsecured revolving credit facility and senior unsecured notes, including undrawn facilities, was 5.3 years and 6.3 years at 31 March 2020 and 2019, respectively.
Unsecured Revolving Credit Facility
In December 2015, James Hardie International Finance Designated Activity Company (“JHIF”) and James Hardie Building Products Inc. (“JHBP”), each a wholly-owned subsidiary of JHI plc, entered into a US$500.0 million unsecured revolving credit facility (the “Revolving Credit Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The Revolving Credit Facility was initially set to expire in December 2020, however, in December 2017, the Revolving Credit Facility was amended to, among other things, extend the maturity date to December 2022. The size of the Revolving Credit Facility may be increased by up to US$250.0 million through the exercise of an accordion option.
Debt issuance costs in connection with the Revolving Credit Facility are recorded as an offset to Long-Term Debt in the Company’s consolidated balance sheets and are being amortized as interest expense using the effective interest method over the stated term of 5 years. At 31 March 2020 and 2019, the Company’s debt issuance costs have an unamortized balance of US$1.9 million and US$2.6 million, respectively.
The amount drawn under the Revolving Credit Facility was US$130.0 million and US$150.0 million at 31 March 2020 and 2019, respectively. The effective weighted average interest rate on the Company’s total outstanding Revolving Credit Facility was 2.6% and 4.3% at 31 March 2020 and 2019, respectively.
Borrowings under the Revolving Credit Facility bear interest at per annum rates equal to, at the borrower’s option, either: (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. The base rate is calculated as the highest of (x) the rate that the administrative agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight Federal Funds Rate, and (z) LIBOR for an interest period of one month plus 1.00%. The applicable margin is calculated based on a pricing grid that in each case is linked to the Company's consolidated net leverage ratio. For LIBOR Loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%. The Company also pays a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans. The applicable commitment fee percentage is based on a pricing grid linked to the Company’s consolidated net leverage ratio.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	123

In the event that JHIF’s or James Hardie International Group Limited's ("JHIGL"), as applicable, long-term senior unsecured non-credit enhanced rating from each of Standard & Poor’s Ratings Services (“S&P”), and Moody’s Investors Service, Inc. (“Moody’s”) is at least BBB- from S&P, and at least Baa3 from Moody’s, at JHIF’s election, for new borrowings under the Revolving Credit Facility, an alternate applicable rate may be applied with respect to the commitment fee of 0.25% per annum and an alternative margin may be applied with respect to: (a) LIBOR Loans, 1.50%; and (b) base rate loans, 0.50%.
The Revolving Credit Facility is guaranteed by each of JHIGL and James Hardie Technology Limited ("JHTL"), each of which are wholly-owned subsidiaries of JHI plc.
The Revolving Credit Facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Company: (i) must not exceed a maximum ratio of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF selling, general and administrative (“SG&A”) expenses, all Australian Securities and Investment Commission (“ASIC”)-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2020, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.
2026 Senior Notes

In October 2018, JHIF completed the sale of €400.0 million (US$440.7 million, based on the exchange rate at 31 March 2020) aggregate principal amount of senior unsecured notes due 1 October 2026 (the “2026 Notes”). The 2026 Notes were issued at par and the proceeds from the offering were used to repay €400.0 million outstanding borrowings under a 364-day term loan facility (the "Term Loan Facility") which was used to complete the Fermacell acquisition. On 3 October 2018, JHIF repaid all €400.0 million aggregate principal amount and accrued interest of its Term Loan Facility following the completion of the sale of €400.0 million (US$458.8 million, based on the exchange rate at 3 October 2018) aggregate principal amount of 3.625% senior unsecured notes due 2026. In connection with this repayment, the Company recorded a loss on early debt extinguishment of US$1.0 million during the fiscal year ended 31 March 2019 associated with the unamortized portion of the deferred financing fees.
Debt issuance costs in connection with the 2026 Notes are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheet and are being amortized as interest expense using the effective interest method over the stated term of 8 years. At 31 March 2020 and 2019, the Company’s debt issuance costs have an unamortized balance of US$5.0 million and US$5.7 million, respectively. Interest is payable semi-annually in arrears on 1 October and 1 April of each year at a rate of 3.625% with first payment made on 1 April 2019.
The 2026 Notes are guaranteed by JHIGL, JHBP and JHTL, each of which are wholly-owned subsidiaries of JHI plc.

The indenture governing the 2026 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2020, the Company was in compliance with all of its requirements under the indenture related to the 2026 Notes.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	124

The Company’s 2026 Notes have an estimated fair value of US$395.7 million (based on EUR/USD exchange rate at 31 March 2020) based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.
2025 and 2028 Senior Notes

In December 2017, JHIF completed the sale of US$800.0 million aggregate principal amount of senior unsecured notes. The sale of the senior notes were issued at par with US$400.0 million due 15 January 2025 (the “2025 Notes”) and the remaining US$400.0 million due 15 January 2028 (the “2028 Notes”).
The proceeds from the offering were used for general corporate purposes, including funding the redemption of all US$400.0 million aggregate principal amount of its previously outstanding 5.875% senior unsecured notes due 2023 (the "2023 Notes"). In connection with this redemption, the Company recorded a loss on early debt extinguishment of US$26.1 million during the fiscal year ended 31 March 2018, which included US$19.5 million of call redemption premiums and US$6.6 million of unamortized financing costs associated with these notes. The Company also used part of the net proceeds from this offering to finance a portion of the Fermacell acquisition.
Debt issuance costs in connection with the 2025 and 2028 Notes are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheets.

Debt issuance costs in connection with the 2025 Notes have an unamortized balance of US$4.3 million and US$5.2 million at 31 March 2020 and 2019, respectively. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 7 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 4.75% with first payment made on 15 July 2018.

Debt issuance costs in connection with the 2028 Notes have an unamortized balance of US$4.9 million and US$5.6 million at 31 March 2020 and 2019, respectively. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 10 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 5.00% with first payment made on 15 July 2018.
The 2025 and 2028 Notes are guaranteed by JHIGL, JHBP and JHTL, each of which are wholly-owned subsidiaries of JHI plc.

The indenture governing the 2025 and 2028 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2020, the Company was in compliance with all of its requirements under the indenture related to the 2025 and 2028 Notes.

The Company’s 2025 and 2028 Notes have an estimated fair value of US$752.0 million at 31 March 2020, based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.

Off Balance Sheet Arrangements
As of 31 March 2020, the Company had a total borrowing base capacity under the Revolving Credit Facility of US$500.0 million with outstanding borrowings of US$130.0 million, and US$4.6 million of drawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	125

matters including insurance, performance bonds and other items, leaving the Company with US$365.4 million of available borrowing capacity under the Revolving Credit Facility.
Global Exchange Market Listing
On 25 April 2018, the 2025 and 2028 Notes were admitted to listing on the Global Exchange Market (the “GEM”), which is operated by Euronext Dublin, and on 7 February 2019, the 2026 Notes were admitted to listing on the GEM.  Interest paid on the 2025, 2026 and 2028 Notes quoted on the GEM is not subject to Irish withholding tax.
12.  Product Warranties
The Company offers various warranties on its products, including a 30-year limited warranty on certain fiber cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. It is possible that future warranty costs could differ from those estimates.
The following are the changes in the product warranty provision:

	31 March
(Millions of US dollars)	2020	2019	2018
Balance at beginning of period	$46.6	$52.8	$46.6
Increase (Decrease) in product warranties accrual	0.8	(0.8)	13.1
Acquired during the period	—	0.5	—
Settlements made in cash or in kind	(5.0)	(5.9)	(6.9)
Balance at end of period	$42.4	$46.6	$52.8

13.  Asbestos
The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see Note 2.
Asbestos Adjustments
The Asbestos adjustments included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Change in estimates:
Change in actuarial estimate - asbestos liability	$(133.8)	$(73.8)	$(152.1)
Change in actuarial estimate - insurance receivable	5.7	—	1.2
Change in estimate - AICF claims-handling costs	0.1	1.1	(0.5)
Subtotal - Change in estimates	(128.0)	(72.7)	(151.4)
Effect of foreign exchange on Asbestos net liabilities	69.0	49.5	(5.3)
Gain (loss) on foreign currency forward contracts	0.8	(0.8)	1.4
Adjustments in insurance receivable	—	2.0	—
Asbestos research and education contribution	—	—	(1.1)
Total Asbestos Adjustments	$(58.2)	$(22.0)	$(156.4)

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	126

In December 2017, the Company, AICF and the NSW Government executed an AFFA Amending Deed which in effect excludes the recovery of gratuitous services costs (colloquially referred to as Sullivan v Gordon damages) that arose following the promulgation of the Wrongs (Part VB) (Dust and Tobacco-Related Claims) Regulation 2016 by the State of Victoria. As a result of the amendment, AICF reduced the Asbestos liability by A$56.8 million (US$43.6 million based upon the exchange rate at 31 March 2018) in the third quarter of fiscal year 2018. This adjustment is reflected in Asbestos adjustments in the consolidated statements of operations and comprehensive income during the fiscal year ended 31 March 2018.
Actuarial Study; Claims Estimate
AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2020. Based on KPMGA’s assumptions, KPMGA arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows.
The following table sets forth the central estimates, net of insurance recoveries, calculated by KPMGA as of 31 March 2020:

	Year Ended 31 March 2020
(Millions of US and Australian dollars, respectively)	US$	A$
Central Estimate – Discounted and Inflated	1,250.9	2,025.2
Central Estimate – Undiscounted but Inflated	1,368.3	2,215.2
Central Estimate – Undiscounted and Uninflated	897.1	1,452.4
The asbestos liability has been revised to reflect the most recent undiscounted and uninflated actuarial estimate prepared by KPMGA as of 31 March 2020.
In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the total number of claims that are reasonably estimated to be asserted through 2072, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type, the age of the claimant and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual liability could differ materially from that which is currently recorded.
The potential range of costs as estimated by KPMGA is affected by a number of variables such as nil settlement rates, peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims.
A sensitivity analysis performed by KPMGA to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. The sensitivity analysis performed in the actuarial report is directly related to the discounted but inflated central estimate and the undiscounted but inflated central estimate. The actual cost of the liabilities

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	127

could be outside of that range depending on the results of actual experience relative to the assumptions made.
The following table summarizes the results of the analysis:

	As of 31 March 2020
(Millions of US and Australian dollars, respectively)	US$	A$
Discounted (but inflated) - Low	913.0	1,478.2
Discounted (but inflated) - High	2,109.3	3,414.9

Undiscounted (but inflated) - Low	984.3	1,593.6
Undiscounted (but inflated) - High	2,385.2	3,861.7
During fiscal year 2020, mesothelioma claims reporting activity was unfavorable compared to actuarial expectations and the prior corresponding period. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which was assumed to have occurred during the period 1 April 2014 through 31 March 2017. In fiscal year 2018, KPMGA formed the view that the increases in the mesothelioma claims reporting seen in recent years was a permanent effect, and therefore increased the projected number of future mesothelioma claims at 31 March 2018. The revised KPMGA modeling approach for mesothelioma claims considered the claimant’s age which resulted in a higher number of projected claims, partially offset by a reduction in projected average claim size.
At 31 March 2020, KPMGA identified that the increase in actual claims reporting for the full year 2020 was primarily due to the increase in the number of cross claims which typically cost one quarter of the cost of direct claims. As such, KPMGA determined that there was a need to separate the two types of claims resulting in a higher projected future number of estimated mesothelioma claims. Due to the increase in the projected cross claims, the average claim size is projected to decrease due to the mix of the projected claim payments.
Consistent with prior years, the claimants ages are increasing leading to lower average claim size. The decrease is partially offset by a lower number of assumed nil settlements for mesothelioma claims. Changes to the assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.
Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 21% on a discounted basis.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	128

Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2020	2019	2018	2017	2016
Number of open claims at beginning of period	332	336	352	426	494
Number of new claims	657	568	562	557	577
Number of closed claims	596	572	578	631	645
Number of open claims at end of period	393	332	336	352	426
Average settlement amount per settled claim	A$277,000	A$262,000	A$253,000	A$224,000	A$248,000
Average settlement amount per case closed	A$245,000	A$234,000	A$217,000	A$168,000	A$219,000

Average settlement amount per settled claim	US$189,000	US$191,000	US$196,000	US$168,000	US$183,000
Average settlement amount per case closed	US$167,000	US$171,000	US$168,000	US$126,000	US$161,000
Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMGA. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	129

Asbestos-Related Assets and Liabilities
The Company has included on its consolidated balance sheets the asbestos-related assets and liabilities of AICF under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	31 March
(Millions of US dollars)	2020	2019
Asbestos liability – current	$(103.9)	$(110.5)
Asbestos liability – non-current	(882.5)	(979.1)
Asbestos liability – Total	(986.4)	(1,089.6)
Insurance receivable – current	5.0	7.5
Insurance receivable – non-current	38.5	43.7
Insurance receivable – Total	43.5	51.2
Workers’ compensation asset – current	1.5	2.0
Workers’ compensation asset – non-current	20.7	25.8
Workers’ compensation liability – current	(1.5)	(2.0)
Workers’ compensation liability – non-current	(20.7)	(25.8)
Workers’ compensation – Total	—	—
Other net liabilities	(2.0)	(2.1)
Restricted cash and cash equivalents of AICF	36.4	39.8
Restricted short-term investments of AICF	21.6	17.7
Net Unfunded AFFA liability	$(886.9)	$(983.0)
Deferred income taxes – non-current	319.1	349.3
Income tax payable	23.4	25.3
Net Unfunded AFFA liability, net of tax	$(544.4)	$(608.4)

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	130

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the fiscal year ended 31 March 2020:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2019	$(1,089.6)	$51.2	$57.5	$(2.1)	$(983.0)	$349.3	$25.3	$(608.4)
Asbestos claims paid[1]	104.6	—	(104.6)	—	—	—	—	—
Payment received in accordance with AFFA[2]	—	—	108.9	—	108.9	—	—	108.9
AICF claims-handling costs incurred (paid)	1.0	—	(1.0)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(1.7)	—	(1.7)	—	—	(1.7)
Change in actuarial estimate	(133.8)	5.7	—	—	(128.1)	—	—	(128.1)
Change in claims handling cost estimate	0.1	—	—	—	0.1	—	—	0.1
Impact on deferred income tax due to change in actuarial estimate	—	—	—	—	—	38.4	—	38.4
Insurance recoveries	—	(7.6)	7.6	—	—	—	—	—
Movement in income tax payable	—	—	—	—	—	(25.8)	0.8	(25.0)
Other movements	—	—	3.2	(1.1)	2.1	0.3	—	2.4
Effect of foreign exchange	131.3	(5.8)	(11.9)	1.2	114.8	(43.1)	(2.7)	69.0
Closing Balance - 31 March 2020	$(986.4)	$43.5	$58.0	$(2.0)	$(886.9)	$319.1	$23.4	$(544.4)
____________

1	Claims paid of US$104.6 million reflects A$153.3 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.

2
The payment received in accordance with AFFA of US$108.9 million reflects the US dollar equivalent of the A$156.7 million payment, translated at the exchange rate set five days before the day of payment.

AICF Funding
During the fiscal year ending 31 March 2021, the Company anticipates that it will contribute approximately US$153.3 million to AICF. This amount represents 35% of the Company's free cash flow which is equivalent to operating cash flows of US$451.2 million less an adjustment of US$13.2 million, resulting in free cash flow of US$438.0 million for fiscal year 2020, as defined by the AFFA.
During the fiscal years ended 31 March 2020, 2019 and 2018, the Company contributed US$108.9 million (A$156.7 million), US$103.0 million (A$138.4 million) and US$102.2 million (A$135.1 million), respectively, to AICF.
Restricted Short-Term Investments
In July 2019, AICF invested A$110.0 million of its excess cash in time deposits. During the fiscal year ended 31 March 2020, A$75.0 million of these time deposits matured and were reclassified to Restricted cash - Asbestos on the consolidated balance sheet as of 31 March 2020. The remaining time deposits of A$35.0 million (US$21.6 million, based on the exchange rate at 31 March 2020) are classified as available-for-sale investments and reflected within Restricted short-term investments - Asbestos on the consolidated balance sheet.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	131

The remaining time deposits bear a fixed interest rate and have a maturity as follows:

Maturity Date	Interest Rate	A$ Millions
30 April 2020	1.70%	20.0
1 June 2020	1.70%	15.0
In July 2018, AICF invested A$120.0 million of its excess cash in time deposits. During the fiscal year ended 31 March 2019, A$95.0 million of these time deposits matured and were reclassified to Restricted cash and cash equivalents - Asbestos on the consolidated balance sheet. During the fiscal year ended 31 March 2020, the remaining time deposits of A$25.0 million matured and were reclassified to Restricted cash and cash equivalents - Asbestos on the consolidated balance sheets.
AICF – NSW Government Secured Loan Facility
AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$197.7 million, based on the exchange rate at 31 March 2020). The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.
At 31 March 2020 and 2019, AICF had no amounts outstanding under the AICF Loan Facility.
To the extent the NSW Government sources funding for the AICF Loan Facility from the Commonwealth of Australia (the “Commonwealth”), the interest rate on the AICF Loan Facility is calculated by reference to the cost of NSW’s borrowings from the Commonwealth for that purpose, being calculated with reference to the Commonwealth Treasury fixed coupon bond rate for a period determined as appropriate by the Commonwealth.
To the extent that NSW’s source of funding is not from the Commonwealth, the interest rate on drawings under the AICF Loan Facility is calculated as (i) during the period to (but excluding) 1 May 2020, a yield percent per annum calculated at the time of the first drawdown of the AICF Loan Facility by reference to the NSW Treasury Corporation’s 6% 1/05/2020 Benchmark Bonds, (ii) during the period after 1 May 2020, a yield percent per annum calculated by reference to NSW Treasury Corporation bonds on issue at that time and maturing in 2030, or (iii) in any case, if the relevant bonds are not on issue, a yield percent per annum in respect of such other source of funding for the AICF Loan Facility determined by the NSW Government in good faith to be used to replace those bonds, including any guarantee fee payable to the Commonwealth in respect of the bonds (where the bonds are guaranteed by the Commonwealth) or other source of funding.
Under the AICF Loan Facility, the Former James Hardie Companies each guarantee the payment of amounts owed by AICF and AICF’s performance of its obligations under the AICF Loan Facility. Each Obligor has granted the NSW Government a security interest in certain property including cash accounts, proceeds from insurance claims, payments remitted by the Company to AICF and contractual rights under certain documents including the AFFA. Each Obligor may not deal with the secured property until all amounts outstanding under the AICF Loan Facility are paid, except as permitted under the terms of the security interest.
Under the terms of the AICF Loan Facility, each Obligor must, upon receipt of proceeds from insurance claims and payments remitted by the Company under the AFFA, apply all of such proceeds in repayment of amounts owing under the AICF Loan Facility. NSW may, at its sole discretion, waive or postpone (in such manner and for such period as it determines) the requirement for the Obligors to apply proceeds of insurance claims and payments remitted by the Company to repay amounts owed under the AICF Loan Facility to ensure AICF has sufficient liquidity to meet its future cash flow needs.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	132

The Obligors are subject to certain operating covenants under the AICF Loan Facility and the terms of the security interest, including, without limitation, (i) positive covenants relating to providing corporate reporting documents, providing particular notifications and complying with the terms of the AFFA, and (ii) negative covenants restricting them from voiding, cancelling, settling, or adversely affecting existing insurance policies, disposing of assets and granting security to secure any other financial indebtedness, other than in accordance with the terms and conditions of the AICF Loan Facility.
Upon an event of default, NSW may cancel the commitment and declare all amounts outstanding as immediately due and payable. The events of default include, without limitation, failure to pay or repay amounts due in accordance with the AICF Loan Facility, breach of covenants, misrepresentation, cross default by an Obligor and an adverse judgment (other than a personal asbestos or Marlew claim) against an Obligor.
14.  Derivative Instruments
Interest Rate Swaps
The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could impact the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2 within the fair value hierarchy.
For the fiscal years ended 31 March 2020, 2019 and 2018, the unrealized and realized gains and losses recorded on interest rate swap contracts are immaterial and are included in Other (expense) income.
At 31 March 2020, the weighted average fixed interest rate of these contracts is 2.3% and the weighted average remaining life is 0.3 years. At 31 March 2020 and 2019, these contracts have a fair value of a US$0.1 million payable and a US$0.3 million receivable, respectively.
The notional amount of interest rate swap contracts was US$25.0 million and US$75.0 million as of 31 March 2020 and 2019, respectively, and represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists.
15.  Commitments and Contingencies
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos and New Zealand product liability claims as described in these consolidated financial statements.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	133

New Zealand Weathertightness Claims
Since fiscal year 2002, the Company’s New Zealand subsidiaries have been joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.
Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims. However, in 2015 the Company and/or its subsidiaries were named as the sole defendants in four claims on behalf of multiple defendants, each of which allege that the New Zealand subsidiaries’ products were inherently defective and that the Company and its subsidiaries breached duties including failure to conduct appropriate testing of these products and systems, failure to warn and misleading and deceptive conduct in relation to the marketing and sale of the products and systems. Two of these claims are against two New Zealand subsidiaries as sole defendants but in two claims, three non-New Zealand Subsidiaries and the Company are named as defendants along with the two New Zealand subsidiaries and a direct New Zealand holding company.
The Company recognizes a liability for asserted and unasserted New Zealand weathertightness claims in the period in which a loss becomes probable and estimable. The amount of a reasonably probable loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a government compensation scheme and extent to which the co-defendants and the Company and its subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which statutory limitation periods will apply to any received claims.
To the extent that it is probable and estimable, the estimated loss for these matters, net of estimated third-party recoveries, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of claims in future periods differ from historical claims experience, the Company's assessment of probable and estimable liability with respect to current asserted claims changes and/or actual liability is different to the estimates, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 March 2020.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to several laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	134

16.  Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax expense consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Income before income taxes:
Domestic	$209.6	$196.4	$155.1
Foreign	78.4	104.2	19.2
Income before income taxes:	$288.0	$300.6	$174.3
Income tax expense:
Current:
Domestic	$(31.1)	$(26.6)	$(14.8)
Foreign	39.8	(6.5)	(69.4)
Current income tax benefit (expense)	8.7	(33.1)	(84.2)
Deferred:
Domestic	(4.5)	(1.3)	(1.8)
Foreign	(50.7)	(37.4)	57.8
Deferred income tax (expense) benefit	(55.2)	(38.7)	56.0
Total income tax expense	$(46.5)	$(71.8)	$(28.2)

Income tax expense computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.
Income tax expense is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Income tax expense computed at the statutory tax rates	$(38.7)	$(48.9)	$(24.6)
US state income taxes, net of the federal benefit	(5.7)	(3.1)	(4.3)
Asbestos - effect of foreign exchange	20.9	14.9	(1.8)
Expenses not deductible	(7.4)	(4.9)	(4.7)
US manufacturing deduction	—	—	2.5
Foreign taxes on domestic income	(43.5)	(34.5)	(34.2)
Amortization of intangibles	—	—	12.4
Taxes on foreign income	2.7	4.5	(3.0)
Net deferred tax liability revaluation	(1.8)	0.2	27.7
US net operating loss carryback	25.5	—	—
Other items	1.5	—	1.8
Total income tax expense	$(46.5)	$(71.8)	$(28.2)
Effective tax rate	16.1%	23.9%	16.2%

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	135

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2020	2019
Deferred tax assets:
Intangible assets	$1,126.4	$1,209.8
Asbestos liability	319.1	349.3
Other provisions and accruals	54.1	55.6
Net operating loss carryforwards	41.3	69.9
Foreign and research tax credit carryforwards	114.2	115.5
Total deferred tax assets	1,655.1	1,800.1
Valuation allowance	(262.9)	(267.6)
Total deferred tax assets net of valuation allowance	1,392.2	1,532.5
Deferred tax liabilities:
Depreciable and amortizable assets	(117.5)	(132.2)
Other	(48.1)	(38.5)
Total deferred tax liabilities	(165.6)	(170.7)
Total deferred taxes, net	$1,226.6	$1,361.8

Deferred income taxes include net operating loss carry-forwards. At 31 March 2020, the Company had tax loss carry-forwards in Australia, Europe and the US of approximately US$41.3 million, that are available to offset future taxable income in the respective jurisdiction.
The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
At 31 March 2020, the Company had a valuation allowance of approximately US$2.3 million against a portion of the European net operating loss carry-forwards in respect of which realization is not more likely than not.
The Australian net operating loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 March 2020, the Company recognized a tax deduction of US$86.2 million (A$126.4 million) for the current year relating to total contributions to AICF of US$468.0 million (A$632.0 million) incurred in tax years 2016 through 2020.
At 31 March 2020, the Company had foreign tax credit carry-forwards of US$112.4 million and research credits of US$1.8 million that are available to offset future taxes payable. At 31 March 2020, the Company had a 100% valuation allowance against the foreign tax credit carry-forwards.
In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2020. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related deferred tax asset is not more

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	136

likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business.
At 31 March 2020, the Company had income taxes payable of US$30.2 million, prepaid or refundable income taxes of US$85.5 million and total income tax and withholding tax paid, net of refunds received, during the fiscal year ended 31 March 2020 of US$52.5 million.
The US Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in March 2020 providing wide ranging economic relief for individuals and businesses. One component of the CARES Act provides the Company with an opportunity to carryback US net operating losses (“NOLs”) arising during the years ended 31 March 2019 and 2020 to the prior five tax years. The Company has previously valued its NOLs at the US federal corporate income tax rate of 21%. However, the provisions of the CARES Act provide for NOL carryback claims to be calculated based on a rate of 35%, which was the US federal corporate tax rate in effect in the carryback years. The Company intends to utilize these carryback provisions to obtain an estimated refund of US$87.6 million. During the quarter ended 31 March 2020 the Company recorded current taxes receivable of US$84.7 million, a reduction of US$2.9 million in non-current taxes payable associated with the deferred deemed repatriation tax and an income tax benefit of US$25.5 million resulting from tax losses being utilized at the higher US federal corporate tax rate applying in the carryback years. The impact of the CARES Act on the Company’s future earnings is currently uncertain and no adjustments have been made to other deferred tax assets.
Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.
The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia and various jurisdictions in Europe and Asia Pacific. The Company is no longer subject to examinations in Ireland and Australia for tax years prior to tax year 2016 and in the US for tax years prior to tax year 2017.
Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional tax returns for various ranges of years. The Company accrues tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	137

Unrecognized Tax Benefits
A reconciliation of the beginning and ending amount of unrecognized tax benefits and interest and penalties are as follows:

(Millions of US Dollars)	Unrecognized tax benefits	Interest and Penalties
Balance at 31 March 2017	$0.7	$—
Additions for tax positions of the current and prior year	—	—
Balance at 31 March 2018	$0.7	$—
Additions for tax positions of the current year	0.1	0.1
Reductions applicable to lapse of statute of limitations	(0.2)	—
Balance at 31 March 2019	$0.6	$0.1
Additions for tax positions of the prior years	0.1	—
Balance at 31 March 2020	$0.7	$0.1
At 31 March 2020, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company that, if recognized, would affect the effective tax rate is US$0.7 million and US$0.1 million, respectively.
The Company recognizes penalties and interest accrued related to unrecognized tax benefits in Income tax expense. During the fiscal years ended 31 March 2020, 2019 and 2018, expense of nil, US$0.1 million and nil, respectively, relating to interest and penalties was recognized within income tax expense arising from movements in unrecognized tax benefits. The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s consolidated balance sheets.
Several years may elapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognized tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	138

17.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Liability Awards Expense (Income)	$2.8	$(0.6)	$5.6
Equity Awards Expense	10.3	12.5	11.1
Total stock-based compensation expense	$13.1	$11.9	$16.7
As of 31 March 2020, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$9.7 million and will be recognized over an estimated weighted average amortization period of 1.9 years.
2001 Equity Incentive Plan
Under the Company’s 2001 Equity Incentive Plan (the “2001 Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Plan was first approved by the Company’s shareholders in 2001 and was reapproved to continue until September 2021 at the 2011 Annual General Meeting. The Company is authorized to issue 45,077,100 shares under the 2001 Plan.
Under the 2001 Plan, grants have been made at fair market value to management and other employees of the Company. Each grant confers the right to subscribe for one ordinary share in the capital of JHI plc. Outstanding restricted stock units generally vest as follows: 25% at the first anniversary date of the grant; 25% at the second anniversary date of the grant; and 50% at the third anniversary date of the grant.
Restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock units, which include requirements of continued employment. At 31 March 2020, there were 520,632 restricted stock units outstanding under this plan.
Long-Term Incentive Plan 2006
At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan 2006 (the “LTIP”) to provide incentives to certain members of senior management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to executives of the Company. At the Company’s 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP. The LTIP was re-approved by the Company’s shareholders with certain amendments at each of the 2008, 2012, 2015 and 2018 Annual General Meetings.
As of 31 March 2020, the Company had granted 14,347,871 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units either vest or expire as set out in the grant documents or LTIP rules. At 31 March 2020, there were 2,641,805 restricted stock units outstanding under the LTIP.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	139

The following table summarizes the Company’s shares available for grant as options, restricted stock units or other equity instruments under the LTIP and 2001 Plan at 31 March 2020, 2019 and 2018:

Shares Available for Grant
Balance at 31 March 2018	25,458,910
Granted	(1,714,094)
Balance at 31 March 2019	23,744,816
Granted	(800,437)
Balance at 31 March 2020	22,944,379
Restricted Stock Units
The Company estimates the fair value of restricted stock units on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the restricted stock vests.
The following table summarizes the Company’s restricted stock unit activity during the noted period:

	Restricted Stock Units	Weighted Average Fair Value at Grant Date (A$)
Non-vested at 31 March 2018	4,137,592	14.63
Granted	1,714,094	14.12
Vested	(745,787)	15.53
Forfeited	(844,391)	13.71
Non-vested at 31 March 2019	4,261,508	14.47
Granted	800,437	18.08
Vested	(874,835)	16.21
Forfeited	(1,024,673)	15.21
Non-vested at 31 March 2020	3,162,437	14.64
Restricted Stock Units – service vesting
During fiscal year 2020 and 2019, 24,006 and 617,793 restricted stock units (service vesting) were granted to employees under the 2001 Plan, respectively. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of the grant, adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.
During fiscal year 2020 and 2019, 304,591 and 242,964 restricted stock units (service vesting) that were previously granted as part of the 2001 Plan became fully vested and the underlying common stock was issued, respectively.
Restricted Stock Units – performance vesting
Under the terms of the LTIP, in fiscal year 2020 and 2019, the Company granted to senior executives and managers of the Company 273,258 units and 383,182 units, respectively. The vesting of the restricted stock units is subject to a return on capital employed (“ROCE”) performance hurdle being met and is subject to negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	140

the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives. During fiscal year 2020, after exercise of negative discretion by the Board, 207,271 restricted stock units (performance vesting) that were granted in fiscal year 2017 as part of the long-term incentive award became fully vested and the underlying common stock was issued. The remaining 169,816 unvested restricted stock units from this grant were cancelled.
When the Board reviews the awards and determines whether any negative discretion should be applied at the vesting date, the award recipients may receive all, some, or none of their awards. The Board may only exercise negative discretion and may not enhance the maximum award that was originally granted to the award recipient.
The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI plc’s common stock price at each balance sheet date and for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period until the performance conditions are applied at the vesting date.
Restricted Stock Units – market condition
Under the terms of the LTIP, the Company granted restricted stock units (market condition) to senior executives and managers of the Company during fiscal years 2020 and 2019. The vesting of these restricted stock units is subject to a market condition as outlined in the relevant notice of meeting. The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method).
The following table includes the assumptions used for restricted stock grants (market condition) valued during the fiscal years ended 31 March 2020 and 2019, respectively:

Vesting Condition:	Market	Market	Market	Market	Market
	FY20	FY20	FY20	FY19	FY19
Date of grant[1]	25 Feb 2020	20 Sep 2019	9 Aug 2019	6 Sep 2018	17 Aug 2018
Dividend yield (per annum)	2.9%	3.1%	3.1%	3.0%	3.0%
Expected volatility	26.6%	26.6%	27.8%	26.8%	28.1%
Risk free interest rate	1.2%	1.6%	1.6%	2.7%	2.7%
Expected life in years	2.5	2.9	2.0	2.9	3.0
JHX stock price at grant date (A$)	29.54	24.69	21.68	20.87	22.00
Number of restricted stock units	6,676	477,979	18,518	49,381	663,738
____________

1	The Company determines the grant date of an award on the date a mutual understanding of the key terms and conditions of the award are established between the Company and the award recipient.
During fiscal year 2020, 362,973 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued. During fiscal year 2019, 218,473 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued.
Scorecard LTI – cash settled units
Under the terms of the LTIP, in fiscal year 2020 and 2019, the Company granted scorecard LTI cash settled units of 791,217 and 1,178,109, respectively. These awards provide recipients a cash incentive based on an average 20 trading-day closing price of JHI plc’s common stock price and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	141

performance measures. Compensation expense recognized for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognized ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.
In fiscal year 2020, 129,549 of the 458,484 Scorecard LTI units that were previously granted in fiscal year 2017 as part of the long-term incentive award became fully vested and the balance cancelled as a result of the Board’s determination of management’s performance against the FY2017-19 Scorecard. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.
In fiscal year 2019, 153,667 of the 456,995 Scorecard LTI units that were previously granted in fiscal year 2016 as part of the long-term incentive award became fully vested and the balance cancelled as a result of the Board’s determination of management’s performance against the FY2016-18 Scorecard. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.
18.  Capital Management and Dividends
The following table summarizes the dividends declared or paid during the fiscal years 2020, 2019 and 2018:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount	Announcement Date	Record Date	Payment Date
FY 2020 first half dividend [1]	0.10	44.7	7 November 2019	18 November 2019	20 December 2019
FY 2019 second half dividend	0.26	113.9	21 May 2019	6 June 2019	2 August 2019
FY 2019 first half dividend	0.10	43.6	8 November 2018	12 December 2018	22 February 2019
FY 2018 second half dividend	0.30	128.5	22 May 2018	7 June 2018	3 August 2018
FY 2018 first half dividend	0.10	46.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
[1] Includes US$2.8 million of withholding taxes paid on 10 January 2020

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	142

19.  Operating Segment Information and Concentrations of Risk
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the CODM. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia, New Zealand and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. The Europe Building Products segment includes the newly acquired Fermacell business and fiber cement product manufactured in the United States that is sold in Europe. The Other Businesses segment ceased to be an operating and reportable segment effective 31 March 2020 due to the Company's completion of its exit of its non-fiber cement manufacturing and sales activities in North America, including fiberglass windows. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate costs primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.
Operating Segments
The following is the Company’s operating segment information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
North America Fiber Cement	$1,816.4	$1,676.9	$1,578.1
Asia Pacific Fiber Cement	418.4	446.8	425.4
Europe Building Products	371.4	368.3	36.3
Other Businesses	0.6	14.6	14.7
Worldwide total	$2,606.8	$2,506.6	$2,054.5

	Income Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
North America Fiber Cement[1]	$429.3	$382.5	$381.9
Asia Pacific Fiber Cement[1]	58.5	99.8	108.1
Europe Building Products[1,8]	11.2	10.0	0.3
Other Businesses	—	(30.9)	(8.6)
Research and Development[1]	(27.0)	(29.0)	(27.8)
Segments total	472.0	432.4	453.9
General Corporate[2,7]	(129.5)	(80.8)	(224.7)
Total operating income	342.5	351.6	229.2
Net interest expense[3]	(54.4)	(50.1)	(29.5)
Loss on early debt extinguishment	—	(1.0)	(26.1)
Other (expense) income	(0.1)	0.1	0.7
Worldwide total	$288.0	$300.6	$174.3

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	143

	Depreciation and Amortization Years ended 31 March
(Millions of US dollars)	2020	2019	2018
North America Fiber Cement	$88.7	$80.2	$72.5
Asia Pacific Fiber Cement	12.7	12.8	12.6
Europe Building Products	25.6	18.7	0.1
Other Businesses	0.2	2.3	2.1
General Corporate	3.2	4.3	3.3
Research and Development	1.1	1.1	1.4
Total	$131.5	$119.4	$92.0

	Total Identifiable Assets 31 March
(Millions of US dollars)	2020	2019
North America Fiber Cement	$1,320.0	$1,280.2
Asia Pacific Fiber Cement	314.3	328.8
Europe Building Products	748.5	717.7
Other Businesses[4]	—	10.9
Research and Development	8.6	8.1
Segments total	2,391.4	2,345.7
General Corporate [4,5,6]	1,636.9	1,686.9
Worldwide total	$4,028.3	$4,032.6
The following is the Company’s geographical information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
North America[10]	$1,817.0	$1,691.5	$1,592.8
Australia	290.4	315.1	301.1
Germany	135.7	137.1	2.1
New Zealand	72.2	79.1	76.8
Other Countries[9]	291.5	283.8	81.7
Worldwide total	$2,606.8	$2,506.6	$2,054.5

		Total Identifiable Assets 31 March
(Millions of US dollars)		2020	2019
North America[10]		$1,324.8	$1,294.6
Australia		220.0	235.4
Germany		519.3	512.3
New Zealand		32.4	39.2
Other Countries[9]		294.9	264.2
Segments total		2,391.4	2,345.7
General Corporate[5,6]		1,636.9	1,686.9
Worldwide total		$4,028.3	$4,032.6

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	144

____________

1	Research and development expenditures are expensed as incurred and are summarized by segment in the following table:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
North America Fiber Cement	$5.3	$6.5	$6.1
Asia Pacific Fiber Cement	1.8	2.1	1.8
Europe Building Products	1.7	2.6	—
Research and Development[a]	24.0	26.7	25.4
	$32.8	$37.9	$33.3
a The Research and Development segment also included Selling, general and administrative expenses of US$3.0 million, US$2.3 million and US$2.4 million in fiscal years 2020, 2019 and 2018, respectively.

2
The principal components of General Corporate costs are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense on the Company’s corporate offices. Also included in General Corporate costs are the following:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Asbestos adjustments	$(58.2)	$(22.0)	$(156.4)
AICF SG&A expenses	(1.7)	(1.5)	(1.9)
Gain on sale of Fontana building	—	—	3.4
Fermacell acquisition costs	—	—	10.0

3
The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest expense is net AICF interest income of US$1.4 million, US$2.0 million and US$1.9 million in fiscal years 2020, 2019 and 2018, respectively.

4
Assets held for sale at 31 March 2020 and 2019 are US$0.4 million in General Corporate costs and US$5.8 million in the Other Businesses segment, respectively. During the fiscal year ended 31 March 2020, US$5.4 million of assets previously classified as held for sale in the Other Businesses segment were disposed.

5	Included in General Corporate costs are deferred tax assets for each operating segment that are not held directly accountable for deferred income taxes.

6	Asbestos-related assets at 31 March 2020 and 2019 are US$443.9 million and US$486.8 million, respectively, and are included in the General Corporate costs.

7	Included in the General Corporate costs are New Zealand weathertightness legal costs of US$1.9 million, US$3.3 million and nil for the fiscal years ended 31 March 2020, 2019 and 2018, respectively.

8
Included in the Europe Building Products segment are Fermacell integration costs of US$13.7 million for the fiscal year ended 31 March 2020. Included in the Europe Building Products segment are Fermacell transaction and integration costs of US$21.8 million and the amortization of the inventory fair value adjustment of US$7.3 million for the fiscal year ended 31 March 2019.

9	Included are all other countries that account for less than 5% of net sales and total identifiable assets individually, primarily in the Philippines, Switzerland and other European countries.

10	The amounts disclosed for North America are substantially all related to the USA.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	145

The following represents the Asset impairments by segment for the fiscal year ended 31 March 2020:

(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	General Corporate	Total
Property, plant and equipment [1]	$41.2	$15.0	$5.5	$—	$61.7
Right-of-use assets [2]	—	11.2	—	—	11.2
Intangible assets	—	—	—	1.4	1.4
Inventories [3]	—	2.9	—	—	2.9
Goodwill	—	0.2	—	—	0.2
Asset Retirement Obligations [4]	—	5.8	—	—	5.8
Other	—	1.2	—	—	1.2
	$41.2	$36.3	$5.5	$1.4	$84.4
[1] Excludes US$2.8 million of impairment charges in North America Fiber Cement segment on individual assets that were included in Cost of goods sold. Refer to Note 8 for further details.
[2] Refer to Note 9 for further details.
[3] The US$2.9 million charge primarily relates to the estimated costs associated with pallets and raw materials, with the closing of the New Zealand plant and exit of James Hardie Systems.
[4] The total Asset Retirement Obligation balance at 31 March 2020 of US$8.0 million is recorded in the Asia Pacific Fiber Cement segment in Other liabilities - non-current and relates to the New Zealand plant. This balance is inclusive of the impairment amount above.

Concentrations of Risk
The distribution channels for the Company’s fiber cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.
The Company has one customer who contributes greater than 10% of net sales in each of the past three fiscal years. This customer’s accounts receivable represented 6.0% and 8.5% of the Company’s accounts receivable at 31 March 2020 and 2019, respectively. The following is net sales generated by this customer, which is from the North America Fiber Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2020		2019		2018
Customer A	$306.0	12.0%	$260.5	10.4%	$246.9	12.0%
Approximately 34%, 36% and 22% of the Company’s net sales in fiscal year 2020, 2019 and 2018, respectively, were from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	146

20.  Accumulated Other Comprehensive Gain (Loss)
Accumulated other comprehensive gain (loss) is comprised of the following at 31 March 2020:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial Gain	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2019	$0.2	$—	$(30.5)	$(30.3)
Other comprehensive gain (loss)	—	0.8	(32.6)	(31.8)
Balance at 31 March 2020	$0.2	$0.8	$(63.1)	$(62.1)
21. Employee Benefit Plan
In the United States, the Company sponsors a defined contribution plan, the James Hardie Retirement and Profit Sharing Plan (the “401(k) Plan”) which is a tax-qualified retirement and savings plan covering all US employees, including the Senior Executive Officers, subject to certain eligibility requirements. In addition, the Company matches employee's contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.
For the fiscal years ended 31 March 2020, 2019 and 2018, the Company made matching contributions of US$11.1 million, US$10.6 million and US$10.4 million, respectively.

James Hardie 2020 Annual Report on Form 20-F	147

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)
Fees billed for each of the last three fiscal years for professional services provided by our independent registered public accounting were as follows:

US$ Millions
Description of Service	FY20	FY19	FY18
Audit fees[1]	$5.7	$5.7	$4.3
Audit-related fees[2]	—	—	—
Tax fees	—	—	—
All other fees	$—	$—	$—
____________

1
Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

2
Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our consolidated financial statements for the fiscal years ended 31 March 2020, 2019 and 2018.

Audit Committee Pre-Approval Policies and Procedures
In accordance with our Audit Committee’s policy and the requirements of the law, all services provided by our independent registered public accounting firm are pre-approved from time to time by the Audit Committee. Pre-approval includes a list of specific audit and non-audit services in the following categories: audit services, audit-related services, tax services and other services. Any additional services that we may ask our independent registered public accounting firm to perform will be set forth in a separate document requesting Audit Committee approval in advance of the service being performed.
All of the services pre-approved by the Audit Committee are permissible under the SEC’s auditor independence rules. To avoid potential conflicts of interest, the law prohibits a publicly traded company from obtaining certain non-audit services from its independent registered public accounting firm. We obtain these services from other service providers as needed.

James Hardie 2020 Annual Report on Form 20-F	148

SECTION 3
RISK FACTORS
Our business, operations and financial condition are subject to various risks and uncertainties. We have described below significant factors that may adversely affect our business, operations, financial performance and condition or industry. Readers should be aware that the occurrence of any of the events described in these risk factors, elsewhere in or incorporated by reference into this Annual Report, and other events that we have not predicted or assessed, could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Risks Related to Our Business

The recent outbreak of COVID-19 may adversely impact on our business, sales, results of operations and financial condition.

Our operations expose us to risks associated with pandemics and other public health emergencies, such as the recent outbreak of COVID-19. In March 2020, the World Health Organization characterized COVID-19 as a pandemic. The outbreak has resulted in governments around the world implementing stringent measures to help control the spread of the virus, including “shelter in place” and “stay at home” orders, travel restrictions, business and school closures, and other measures.

We operate facilities around the world that are being affected by this pandemic. In the U.S., we are a company operating in a critical infrastructure industry and we currently continue to operate across our North America footprint. In Europe and Asia Pacific, however, governmental measures to slow and limit the spread of COVID-19 have resulted in the temporary closure of certain of our facilities and as of the date of this Annual Report, our facility in the Philippines remains closed. Notwithstanding our level of continued operations, COVID-19 could negatively impact on our future manufacturing operations, including additional facility closures, as well as adversely effect our supply chain and transportation networks. Our business is also dependent on the continued health and productivity of our employees throughout this crisis and we have incurred and will continue to incur additional costs to ensure we abide by all applicable health and safety regulations at each location that we operate.

In addition, COVID-19 has adversely affected and may continue to adversely affect global economic activity. Our business may be negatively impacted if the disruptions related to COVID-19 decrease new home building and remodeling activity, precipitate a prolonged economic downturn and/or lead to an extended rise in unemployment, any of which could lower demand for our products. The inherent uncertainty surrounding COVID-19 makes it more challenging for our management to estimate the future performance of our business and the economic impact of the COVID-19 pandemic, including but not limited to, possible impact on estimates related to the valuation of goodwill, intangibles, long-lived assets, accounts receivable, and inventory. Accordingly, future developments in the COVID-19 pandemic may materially impact our business and current estimates. The impact of COVID-19 could also have the effect of heightening certain of the other risks described in the “Risk Factors” section of this Annual Report. Individually and collectively, the consequences of the COVID-19 outbreak could have a material adverse effect on our business, sales, results of operations and financial condition.
Our business is dependent on the residential and commercial construction markets.
Demand for our products depends in large part on the residential construction markets and, to a lesser extent, on commercial construction markets. The level of activity in residential construction markets depends on new housing starts and residential remodeling projects, which are a function of many factors outside our

James Hardie 2020 Annual Report on Form 20-F	149

control, including general economic conditions, the availability of financing, regulatory changes, mortgage and other interest rates, inflation, household income and wage growth, unemployment, the inventory of unsold homes, the level of foreclosures, home resale rates, housing affordability, demographic trends, gross domestic product growth and consumer confidence in each of the countries and regions in which we operate.
Any slowdown in the markets we serve would likely result in decreased demand for our products and cause us to experience decreased sales and operating income. In addition, deterioration or continued weaknesses in general economic conditions, such as higher interest rates, high levels of unemployment, restrictive lending practices, restricted covenants, heightened regulation and increased foreclosures, could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
The effects of the COVID-19 pandemic, including actions taken by businesses and governments, have resulted in a significant and swift reduction in international and U.S. economic activity. This has had, and is reasonably likely to continue to have, a significant adverse impact on the demand for our products, which is likely to continue to have an adverse impact on our financial condition, results of operations and cash flows. The extent to which our operating and financial results are affected by COVID-19 will depend on various factors and consequences beyond our control, such as the duration and scope of the pandemic, additional actions by businesses and governments in response to the pandemic and the speed and effectiveness of responses to combat the virus.
Substantial and increasing competition in the building products industry would likely materially adversely affect our business.
Competition in the building products industry is based largely on price, quality, performance and service. Our products compete with products manufactured from natural and engineered wood, vinyl, stucco, masonry, brick, gypsum and other materials, as well as fiber cement and fiber gypsum products offered by other manufacturers. Some of our competitors may have greater product diversity, greater financial and other resources, and better access to raw materials than we do and, among other factors, may be less affected by reductions in margins resulting from price competition.
Increased competition in any of the markets in which we compete would likely cause pricing pressures in those markets. Any of these factors would likely have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
We may experience unforeseen delays and/or cost overruns in our planned capital expenditures in future periods, and such delays and/or cost overruns could result in additional expenses and impairment of the carrying value of our assets in future periods. Such unforeseen delays, cost overruns or asset impairment charges could have a material adverse effect on our business.
We have incurred significant capital expenditures in the past and we expect to incur significant capital expenditures again in future periods on facility upgrades and expansions, equipment to ensure regulatory compliance, the implementation of new technologies and to improve efficiency.
We may incur unforeseen delays and/or cost overruns due to a variety of factors, including, but not limited to, an overall decline in general economic conditions, a downturn in the principal markets in which we operate, the entrance of a key competitor leading to a loss in market share, increased costs resulting from tariffs or other international trade disputes or an adverse change in the regulatory environment impacting our business. Any one or combination of these or other factors could have a significant adverse effect on the nature, timing, extent and amount of our planned capital expenditures, and may also result in potential additional expenses and a write-down in the carrying value of our capital projects and other existing production assets. Such delays, cost overruns and asset impairment charges could have a material adverse effect on our financial position, results of operations and liquidity.

James Hardie 2020 Annual Report on Form 20-F	150

As a result of the factors discussed above, we may not achieve the levels of additional manufacturing capacity we have forecasted for our plants, as described elsewhere in this Annual Report. We cannot provide assurances that these additional manufacturing capacities will be achieved or that the related projects will be completed as anticipated or at all or that such additional capacities will operate at their expected utilization rate. These projections are based on our current estimates, but they involve risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from our estimates. Neither our independent auditors nor any other independent auditors have examined, compiled or performed any procedures with respect to these projections, nor have they expressed any opinion or any other form of assurance on such information or their achievability. Although management believes these estimates and the assumptions underlying them to be reasonable, they could be inaccurate, and investors should not place undue reliance upon them.
Regulatory action and continued scrutiny may have an adverse effect on our business.
Our compliance with laws and regulations can be subject to future government review and interpretation. If we fail to comply with applicable laws and regulations, we could be subject to fines, penalties, or other legal liability. Also, should these laws and regulations be amended or expanded, or should new laws and regulations be enacted, we could incur additional compliance costs or restrictions on our ability to manufacture our products and operate our business. Furthermore, our failure to comply with such laws and regulations could result in additional costs, fees or reporting requirements, as well as significant regulatory action, including fines, penalties and legal defense costs, and could subject us to negative publicity. Such actions could have a material adverse effect on our financial position, results of operations and cash flows.
Our Irish residency could also result in increased negative publicity related to us. There continues to be negative publicity regarding, and criticism of, companies that have subsidiaries which conduct substantial business in the United States but are domiciled in foreign countries. We cannot assure you that we will not be subject to similar criticism. We previously have been the subject of negative publicity as a result of our historic operations and legacy issues in Australia, which we believe has in the past negatively impacted our business and results of operations.
We believe that any such adverse action or negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, employee morale and the market prices of our publicly traded securities.
We are subject to risks generally associated with companies that operate in a global environment, which could have an adverse effect on our growth and financial performance.
Our operations are subject to risks inherent in multinational operations. These risks include, among others, compliance with a variety of local regulations and laws, changes in tax laws and the interpretations of those laws, fluctuation in currency values, sudden changes in foreign currency exchange controls, discriminatory and conflicting fiscal policies, difficulties enforcing intellectual property and contractual rights in certain jurisdictions, greater risk of uncollectable accounts and longer collection cycles, effective and immediate implementation of control environment processes across our diverse operations, compliance with applicable anti-corruption laws and imposition of more or new tariffs, quotas, trade barriers, export controls, sanctions, and/or similar restrictions in the various jurisdictions in which we operate.
Moreover, political and economic changes or volatility, geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war, public corruption and other economic or political uncertainties could interrupt and have an adverse effect on our business operations. All of these factors could result in increased costs or decreased revenues and could have an adverse effect on our product sales, business, financial condition and/or results of operations.

James Hardie 2020 Annual Report on Form 20-F	151

Because we have significant operations outside the United States and report our earnings in US dollars, unfavorable fluctuations in currency values and exchange rates could have a material adverse effect on our business.
Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 34%, 36% and 22% of our net sales in fiscal years 2020, 2019 and 2018, respectively, were from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, euros, UK pounds and Canadian dollars) could have a material adverse effect on our business, results of operations and financial condition. We evaluate and consider foreign exchange risk mitigation by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. We enter into such financial instruments from time to time to manage our foreign exchange risks. We had no material foreign exchange contracts outstanding at 31 March 2020. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuation in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
If payouts for product liability claims resulting from allegations of product defects exceed any insurance coverage available, these payouts could result in a material adverse effect on our business.
The actual or alleged existence of defects in any of our products could subject us to significant product liability or recall claims, including potential putative class or representative action claims. Although we do not have insurance coverage for damage to, or defects in, our products, we do have (for some time periods) product liability insurance coverage for bodily injury or property damage which may arise from the use of our products. Although we believe this coverage (where available) is generally adequate and we intend to maintain this coverage in the future, we cannot assure you that this coverage remains or will be sufficient to cover all future product liability claims based on the date of loss or that this coverage will be available at reasonable rates in the future. In some jurisdictions, we are subject to joint and several liability. The successful assertion of one or more claims against us, or a co-defendant, that exceed our insurance coverage could require us to incur significant expenses to pay these damages. These additional expenses could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Losses and expenses relating to ongoing New Zealand product liability litigation could have a material adverse effect on our business.

Since 2015, our New Zealand subsidiaries (as well as certain other members of the James Hardie Group) have been and continue to be involved in a number of construction defect and/or product liability claims in New Zealand that relate to weathertightness claims in residential buildings (single and multi-family dwellings) and a number of non-residential buildings, primarily constructed from 1998 to 2004. The claims allege generic defects in certain fiber cement products and systems supplied by our New Zealand subsidiaries and breach of duties including the failure to conduct appropriate testing of these products and systems, failure to warn and misleading and deceptive conduct in relation to the marketing and sale of the products and systems.
We recognize a liability for both asserted and unasserted New Zealand weathertightness claims in the period in which a loss becomes probable and estimable. The amount of a reasonably probable loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim (for which we could be subject to joint and several liability), the availability of claimant compensation under a government compensation scheme, the extent of any contributory negligence on the part of the claimants and the extent to which we have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions.

James Hardie 2020 Annual Report on Form 20-F	152

The provision for New Zealand weathertightness claims and any estimated loss incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience. If our assessment of probable and estimable liability with respect to current asserted claims changes and/or actual liability varies from our estimates, then the actual amount of losses incurred may be materially higher or lower than the Company's estimates. Accordingly, losses incurred in connection with defending and resolving asserted and unasserted New Zealand product liability claims in the future could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Warranty claims relating to our products and exceeding our warranty reserves could have a material adverse effect on our business.
We have offered, and continue to offer, various warranties on our products, including offering a prorated 50-year limited warranty until 2009 after which time we offered a non-prorated 30-year limited warranty for certain of our fiber cement siding products in the United States. In total, as of 31 March 2020, we have accrued US$42.4 million for such warranties within “Accrued product warranties” on our consolidated balance sheet and have disclosed the movements in our consolidated warranty reserves in Note 12 to our consolidated financial statements in Section 2 of this Annual Report. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
We may incur significant costs, including capital expenditures, in complying with applicable environmental and health and safety laws and regulations.
In each jurisdiction in which we operate, we are subject to environmental, health and safety laws and regulations governing our operations, including, among other matters: (i) the air, soil, and water quality of our plants; and (ii) the use, handling, storage, disposal and remediation of certain regulated materials currently or formerly used by us or any of our affiliates. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of certain regulated materials at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We may also be held liable for any claims, penalties or fines arising out of human exposure to certain regulated materials or other environmental damage, including damage to natural resources, and our failure to comply with air, water, waste, and other environmental regulations.
In particular, many of our products contain crystalline silica, which can be released in a respirable form in connection with the manufacturing of our fiber cement products or while cutting our fiber cement products during installation or demolition. The inhalation of respirable crystalline silica at high and prolonged exposure levels is identified as a carcinogen by certain governmental entities and is associated with certain lung diseases, including silicosis, which has been the subject of extensive tort litigation.
Many jurisdictions where we operate, including the United States, Australia and New Zealand, have recently adopted regulations that significantly reduce the occupational exposure limit to respirable crystalline silica, as well as imposing additional training, exposure monitoring and recordkeeping requirements. It is possible that these regulations could have an impact on our business as a result of increased compliance efforts and associated costs, if any, for our manufacturing operations, as well as those of our business partners (e.g., suppliers, home builders, distributors, installers, etc.); and, as such, the rule change may possibly have a material adverse effect on our financial position, liquidity, results of operations, and cash flows.
The costs of complying with environmental and health and safety laws relating to our operations or the liabilities arising from past or future releases of, or exposure to, certain regulated materials, greenhouse

James Hardie 2020 Annual Report on Form 20-F	153

gases, or product liability matters, or our failure to comply with air, water, waste, and other then-existing environmental regulations may result in us making future expenditures that could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. Such regulations and laws may increase the cost to procure energy or other products necessary to our operation, thereby increasing our operating costs. In addition, we cannot make any assurances that the laws currently in place that directly or indirectly relate to environmental liability will not change. If, for example, applicable laws or judicial interpretations related to successor liability or “piercing the corporate veil” were to change, such changes could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
We may experience adverse fluctuations in the supply and cost of raw materials and energy supply necessary to our business, which could have a material adverse effect on our business.
Cellulose fiber (wood-based pulp), silica, cement and water are the principal raw materials used in the production of fiber cement, and the availability and cost of such raw materials are critical to our operations. Our fiber cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. In fiscal year 2020, the average Northern Bleached Softwood Kraft (“NBSK”) pulp market price relative to our US business was US$1,176 per ton, a decrease of 14% compared to fiscal year 2019. Prices for cement market costs also increased compared to fiscal year 2019.
Gypsum, paper, water and cement are the principal raw materials used in the production of fiber gypsum, and the availability and cost of such raw materials are critical to our operations. Our fiber gypsum business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated.
Price fluctuations or material delays may occur in the future due to lack of raw materials, suppliers, or supply chain disruptions. The loss or deterioration of our relationship with a major supplier, an increase in demand by third parties for a particular supplier’s products or materials, delays in obtaining materials, or significant increases in fuel and energy costs could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Demand for our products is subject to changes in consumer preference.
The continued development of builder and consumer preference for our fiber cement and fiber gypsum products over competitive products is critical to sustaining and expanding demand for our products. Therefore, a failure to maintain and increase builder and consumer acceptance of our fiber cement and fiber gypsum products could have a material adverse effect on our growth strategy, as well as our financial position, liquidity, results of operations and cash flows.
We rely on only a few customers to buy our fiber cement products and the loss of any major customer could materially adversely affect our businesses.
We have one customer who contributed greater than 10% of our net sales in each of the past three fiscal years. This customer’s accounts receivable represented 6.0% and 8.5% of our trade accounts receivable at 31 March 2020 and 2019, respectively. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of our large customers because our competitors were able to offer customers more favorable pricing terms or for any other reason, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more of our large customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

James Hardie 2020 Annual Report on Form 20-F	154

Our ability to sell our products in certain markets is influenced by building codes and ordinances in effect in the related localities and states and may limit our ability to compete effectively in certain markets and our ability to increase or maintain our current market share for our products.
Most countries, states and localities in the markets in which we sell our products maintain building codes and ordinances that determine the requisite qualities of materials that may be used to construct homes and buildings for which our products are intended. Our products may not qualify under building codes and ordinances in certain markets, prohibiting our customers from using our products in those markets. This may limit our ability to sell our products in certain markets. In addition, ordinances and codes may change over time and any such changes may, from the time they are implemented, prospectively limit or prevent the use of our products in those markets, causing us to lose market share for our products. Although we keep up to date on the current and proposed building codes and ordinances of the markets in which we sell or plan to sell our products and, when appropriate, seek to become involved in the ordinance and code setting process, our efforts may be ineffective, which could have a material adverse effect on our financial condition, liquidity, results of operations and cash flows.
Our financial performance could be impacted by a customer’s inability to pay amounts owed.
Our financial performance is dependent on our customers within the building products industry. Our customers’ businesses are impacted by the current economic environment, conditions in the capital and credit markets and customer demand for their products and services. If any of our largest customers or a substantial number of smaller customers are adversely affected by these conditions, if we become aware of information related to the creditworthiness of a major customer, or if future actual default rates on receivables in general differ from those currently anticipated, we may have to adjust the reserves for uncollectible receivables, which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Our reliance on third-party distribution channels could impact our business.
We offer our products directly and through a variety of third-party distributors and dealers. Changes in the financial or business condition of these distributors and dealers could subject us to losses and affect our ability to bring our products to market and could have a material adverse effect on our business, financial position, liquidity, results of operations and cash flows. Further, our ability to effectively manage inventory levels at distributor locations may be impaired under such arrangements, which could increase expenses associated with excess and obsolete inventory and negatively impact cash flows.
Changes in, or failure to comply with, the laws, regulations, policies or conditions of any jurisdiction in which we conduct our business could result in, among other consequences, the loss of our assets in such jurisdiction, the elimination of certain rights that are critical to the operation of our business in such jurisdiction, a decrease in revenues or the imposition of additional taxes or other costs.
Because we own assets and manufacture and sell our products internationally, our activities are subject to political, economic, legal and other uncertainties, including:

•	changing political and economic conditions;

•	changing laws and policies;

•	the general hazards associated with the assertion of sovereign rights over certain areas in which we conduct our business; and

•	laws limiting or conditioning the right and ability of subsidiaries and joint ventures to pay dividends or remit earnings to affiliated companies.
Although we seek to take applicable laws, regulations and conditions into account in structuring our business on a global basis, changes in, or our failure to comply with, the laws, regulations, policies or conditions of

James Hardie 2020 Annual Report on Form 20-F	155

any jurisdiction in which we conduct our business could result in, among other consequences, the loss of our assets in such jurisdiction, the elimination of certain rights that are critical to the operation of our business in such jurisdiction, a decrease in revenues or the imposition of additional taxes. Therefore, any change in laws, regulations, policies or conditions of a jurisdiction could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Because our intellectual property and other proprietary information may become publicly available, we are subject to the risk that competitors could copy our products or processes.
Our success depends, in part, on the proprietary nature of our technology, including non-patentable intellectual property, such as our process technology. To the extent that a competitor is able to reproduce or otherwise capitalize on our technology, it may be difficult, expensive or impossible for us to obtain adequate legal or equitable relief. Also, the laws of some foreign countries may not protect our intellectual property to the same extent as do the laws of the United States. In addition to patent protection of intellectual property rights, we consider elements of our product designs and processes to be proprietary and confidential and/or trade secrets. To safeguard our confidential information, we rely on employee, consultant and vendor nondisclosure agreements and contractual provisions and a system of internal and technical safeguards to protect our proprietary information. However, any of our registered or unregistered intellectual property rights may be subject to challenge or possibly exploited by others in the industry, which could materially adversely affect our financial position, liquidity, results of operations, cash flows and competitive position.

Any major disruption or failure of our information technology systems, or our failure to successfully implement new technology effectively, could adversely affect our business and operations.
We rely on information systems to run most aspects of our business, including manufacturing, sales and distribution, raw material procurement, accounting and managing data and records for employees and other parties. Over the next several years, we expect to implement modifications and upgrades to our systems, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality and acquiring new systems with new functionality. These upgrade activities subject us to inherent risks associated with replacing and upgrading systems, including the costs, delays or difficulties in transitioning to new or upgraded systems or of integrating new or upgraded systems into our current systems.
Additionally, despite the significant investments we have made to maintain our information systems and the security measures we have in place, our systems and facilities, as well as those of third parties with which we do business, may be vulnerable to security breaches, cyber-attacks, employee theft or misconduct, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Due to the COVID-19 outbreak, some of our employees are temporarily working remotely, which may pose additional data security risks. Although we strive to have appropriate security controls in place, prevention of security breaches cannot be assured. Any security breach involving the misappropriation, loss or other unauthorized disclosure of our confidential information, whether by us or by third parties with which we do business, could result in losses, damage to our reputation, risk of litigation, disrupt our operations and have a material adverse effect on our business, results of operations and financial condition. We may be required to expend additional resources to continue to enhance our security measures or to investigate and remediate any security vulnerabilities.

James Hardie 2020 Annual Report on Form 20-F	156

Privacy and data security concerns and regulation could result in additional costs and liabilities.
As a global organization, we are subject to various regulations regarding privacy, data protection and data security, including those set forth in the European Union’s General Data Protection Regulation (“GDPR”) and the California Consumer Privacy Act ("CCPA"). The GDPR became effective in May 2018 and provides substantial regulation for the handling, processing and transfer of personal data and imposes substantial penalties for non-compliance. The CCPA, which took effect on 1 January 2020, gives California consumers certain rights similar to those provided by the GDPR.
Regulations and initiatives such as the GDPR and CCPA place limitations on how companies can use customer data and impose obligations on companies in their management of such data, which ultimately increases compliance complexity and related costs. Our efforts to comply with GDPR, the CCPA and other privacy and data protection laws may impose significant costs and challenges that are likely to increase over time, and we could incur costs, penalties or litigation related to violation of existing or future data privacy laws and regulations.
Severe weather, natural disasters and climate change could have an adverse effect on our overall business.
Our plants and other facilities are located in places that could be affected by natural disasters, such as hurricanes, typhoons, cyclones, earthquakes, floods, tornados and others. Natural disasters and widespread adverse climate changes that directly impact our plants or other facilities could materially adversely affect our manufacturing or other operations and, thereby, harm our overall financial position, liquidity, results of operations and cash flows.
In the manufacture of our products, we rely on a continuous and uninterrupted supply of electric power, water and, in some cases, natural gas, as well as the availability of water, waste and emissions discharge facilities. Any future shortages or discharge curtailments of a material nature could significantly disrupt our operations and increase our expenses. We currently do not have backup generators on our sites with the capability of maintaining all of a site’s full operational power needs and we do not have alternate sources of power in the event of a sustained blackout. While our insurance includes coverage for certain “business interruption” losses (i.e., lost profits) and for certain “service interruption” losses, such as an accident at our supplier’s facility, any losses in excess of the insurance policy’s coverage limits or any losses not covered by the terms of the insurance policy could have a material adverse effect on our financial condition. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at the affected facilities. Any future material and sustained interruptions in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers or obtain new customers and could result in lost revenue, any of which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Ineffective internal controls over financial reporting could impact our business and operating results.
The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring us to include in this Annual Report a report from management on their assessment of the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm must report on our internal controls over financial reporting. As of 31 March 2020, management concluded that our internal controls over financial reporting are effective, and our independent registered public accounting firm issued an unqualified opinion on our internal controls over financial reporting. However, during the course of future evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in a timely manner. Furthermore, our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can only provide

James Hardie 2020 Annual Report on Form 20-F	157

reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Furthermore, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. Our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which could harm our business and negatively impact the trading price of securities. In addition, we have incurred considerable costs and used significant management time and other resources in our effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
Our use of accounting estimates involves judgment and could impact our financial results.
The preparation of financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, income, and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments, and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The accounting policies deemed critical to our results, based upon materiality and significant judgments and estimates are described in Note 2 to our consolidated financial statements. In addition, as discussed in the notes to our consolidated financial statements, we make certain estimates including decisions related to legal proceedings and warranty reserves. If the judgment, estimates, and assumptions we used in preparing our financial statements are subsequently found to be incorrect, there could be a material impact on our results of operations.
We may acquire or divest businesses from time to time, and this may materially adversely affect our results of operations and financial condition and may significantly change the nature of the company in which you have invested.
In the future, we may acquire other businesses or sell some or all of our assets or business segments. Any significant acquisition or sale may materially adversely affect our results of operations and financial condition and could change the overall profile of our business. As a result, the value of our shares may decrease in response to any such acquisition or sale and, upon any such acquisition or sale, our shares may represent an investment in a company with significantly different assets and prospects from the Company when you made your initial investment in us.
We may experience difficulties and costs in integrating acquired businesses, including the recently acquired Fermacell business, and may fail to realize all of the anticipated benefits from acquisitions or those benefits may take longer to realize than expected.
We completed the acquisition of Fermacell in fiscal year 2019 and we may acquire other businesses in the future, which are intended to complement or expand our business. The successful integration of future acquisitions depends on our ability to manage the operations and personnel of the acquired businesses. Integrating operations is complex and requires significant efforts and expenses on the part of both us and the acquired company. Potential difficulties we may encounter as part of the integration process include the following:

•	employees may voluntarily or involuntarily exit the Company because of the acquisitions;

•	our management team may have its attention diverted while trying to integrate the acquired businesses;

•	we may encounter obstacles when incorporating the acquired operations into our operations and management and in achieving intended levels of manufacturing quality;

•	differences in business backgrounds, corporate cultures and management philosophies;

James Hardie 2020 Annual Report on Form 20-F	158

•
the ability to integrate or create and enforce uniform standards, controls, procedures, policies and information systems, including without limitation, technological, accounting and record keeping systems;

•
potential unknown liabilities or contingencies and unforeseen increased expenses or delays associated with the acquisition, specifically with respect to licensors, customers, employees, suppliers, government authorities or other parties, including without limitation, exposure to liabilities with respect to environmental and sanctions laws;

•	the recording of goodwill and intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges;

•	we may discover previously undetected operational or other issues; and

•	the acquired operations may not otherwise perform as expected or provide expected results.

The integration process may disrupt our business and, if implemented ineffectively, may not result in the realization of the expected benefits of the acquisition. The failure to meet the challenges involved in integrating an acquired business and to realize the anticipated benefits of an acquisition could cause an interruption of, or a loss of momentum in, our activities, result in the incurrence of additional debt and could adversely affect our operating results. In addition, we could also encounter additional transaction-related costs, unforeseen liabilities or other issues. Any of these factors could adversely affect our ability to maintain relationships with customers, suppliers, employees and other constituencies or could adversely affect our business and financial results after the acquisition.

The United Kingdom’s exit from the European Union will continue to have uncertain effects and could adversely impact our business, results of operations and financial condition.
The United Kingdom withdrew from the European Union effective as of 31 January 2020, and is now in a period of transition until the end of 2020. The transition period maintains all existing trading arrangements. During the transition period, the United Kingdom and European Union will negotiate future trading arrangements. There is considerable uncertainty around Brexit and market volatility may continue. The effects of Brexit on the economies of the European Union are also unknown and unpredictable. If a treaty governing movement of goods between the United Kingdom into the European Union is not negotiated, we could incur additional costs and otherwise experience disruptions in our cross-border business. Any of these disruptions could have a material adverse effect on our business, financial condition, and results of operations.
We are dependent upon our key management personnel for our future success.

Our success is greatly influenced by our ability to attract and retain qualified executives with experience in our market and industry. Our ability to retain executive officers and key management personnel is important to the implementation of our strategy. We could potentially lose the services of any of our senior management personnel due to a variety of factors that could include, without limitation, death, incapacity, personal issues, retirement, resignation, or competing employers. We may fail to attract and retain qualified key management personnel required to continue to operate our business successfully. An inability to effectively manage leadership transition may lead to the unexpected loss of senior management and coupled with a failure to recruit qualified successors, could have a material adverse effect on our business and the trading price of our common stock.

James Hardie 2020 Annual Report on Form 20-F	159

We may not be able to obtain financing in the future, and the terms of any future financings may limit our ability to manage our business. Difficulties in obtaining financings on favorable terms would have a negative effect on our ability to execute our business strategy.
We will need to seek additional capital in the future to refinance or replace existing short and long term indebtedness. We may also need to seek additional capital in the future to meet current or future business plans, meet working capital needs or for other reasons, and as such, we may seek to sell additional equity or debt securities, utilize our unsecured revolving credit facility or obtain a new credit facility. There can be no assurance that we will be able to obtain future financings on acceptable terms, if at all. If we are unable to obtain alternative or additional financing arrangements in the future, or if we cannot obtain financing on acceptable terms, we may experience liquidity issues and have to reduce our levels of planned capital expenditures and/or suspend dividend payments or take other measures to conserve cash in order to meet future cash flow requirements. Moreover, the terms of any such additional financing may restrict our financial flexibility, including the debt we may incur in the future, or may restrict our ability to manage our business as we had intended.
We have a substantial amount of indebtedness, which could have a material adverse effect on our financial condition and our ability to obtain financing in the future and to react to changes in our business.
At 31 March 2020, we had approximately US$1.4 billion aggregate principal amount of unsecured debt outstanding, which includes US$130.0 million under the unsecured revolving credit facility, US$400.0 million aggregate principal amount of 4.750% senior unsecured notes due 2025 and US$400.0 million aggregate principal amount of 5.000% senior unsecured notes due 2028, €400.0 million (US$440.7 million based on the exchange rate at 31 March 2020) aggregate principal amount of 3.625% senior unsecured notes due 2026 and no secured debt outstanding. We also had approximately US$365.4 million of availability under our unsecured revolving credit facility at 31 March 2020.

We may incur substantial additional indebtedness from time to time to finance working capital, capital expenditures, investments, acquisitions or other purposes. If we do so, the risks related to our level of indebtedness could intensify. Our amount of debt and our debt service obligations could limit our ability to satisfy our obligations, limit our ability to operate our business and impair our competitive position.
For example, it could:

•	make it more difficult for us to satisfy our debt service obligations or refinance our indebtedness;

•
increase our vulnerability to adverse economic and general industry conditions, including interest rate fluctuations, because a portion of our borrowings are and will continue to be at variable rates of interest;

•
require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce the availability of our cash flow from operations to fund working capital, capital expenditures or other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry;

•	place us at a disadvantage compared to competitors that may have proportionately less debt;

•	limit our ability to obtain additional debt or equity financing due to applicable financial and restrictive covenants in our debt agreements; and

•	increase our cost of borrowing.

James Hardie 2020 Annual Report on Form 20-F	160

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. Any future refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.
Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
Borrowings under our unsecured revolving credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on such variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Assuming our unsecured revolving facility was fully drawn, each one percentage point change in interest rates would result in a US$5.1 million change in annual cash interest expense.
In addition, it is anticipated that LIBOR will be replaced as a benchmark rate in December 2021, which could increase the cost of interest rate swaps, our revolving credit facility or other facilities and instruments that use LIBOR as a reference rate. While regulators have suggested substitute rates, including the Secured Overnight Financing Rate, the impact of the discontinuance of LIBOR, if it occurs, will be contract-specific.
Asbestos-Related Risks
Our wholly-owned Australian Performing Subsidiary is required to make payments to a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain Former James Hardie Companies are found liable. These payments may affect our ability to grow the Company.
On 21 November 2006, JHI plc, AICF, the NSW Government and the Performing Subsidiary entered into the AFFA to provide long-term funding to AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which the Former James Hardie Companies are found liable.
We have recorded a gross asbestos liability of US$986.4 million in our consolidated financial statements as of 31 March 2020, based on the AFFA governing our anticipated future payments to AICF. The net unfunded AFFA liability, net of tax, was US$544.4 million at 31 March 2020. The initial funding was made to AICF in February 2007 and annual payments are to be made each July, subject to the terms of the AFFA. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the Annual Cash Flow Cap set forth in the AFFA. From the time AICF was established in February 2007 through the

James Hardie 2020 Annual Report on Form 20-F	161

date of this Annual Report, we have contributed A$1,350.1 million to the fund. Our obligation to make future payments to AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.
As a result of our obligation to make payments under the AFFA, our funds available for capital expenditures (either with respect to our existing business or new business opportunities), repayments of debt, payments of dividends or other distributions have been, and will be, reduced by the amounts paid to AICF, and consequently, our financial position, liquidity and cash flows have been, and will be, reduced or materially adversely affected. Our obligation to make these payments could also affect or restrict our ability to access equity or debt capital markets.
Potential escalation in proven claims made against, and associated costs of AICF could require an extension of the period of time that the Company is obliged to make annual funding payments of up to 35% of its free cash flow, as defined in the AFFA, beyond the currently anticipated expiration date of that obligation, which may cause us to have to increase our asbestos liability in the future.
The amount of our asbestos liability is based, in part, on actuarially determined, anticipated (estimated) future annual funding payments to be made to AICF on an undiscounted and uninflated basis. Future annual payments to AICF are based on updated actuarial assessments that are to be performed as of 31 March of each year to determine expected asbestos-related personal injury and death claims to be funded under the AFFA for the financial year in which the payment is made and the next two financial years. Estimates of actuarial liabilities are based on many assumptions, which may not prove to be correct, and which are subject to considerable uncertainty, since the ultimate number and cost of claims are subject to the outcome of events that have not yet occurred, including social, legal and medical developments, as well as future economic conditions.

If future proven claims are more numerous, the liabilities arising from them are larger than that currently estimated by AICF’s actuary, KPMGA, or if AICF investments decline in value, it is possible that pursuant to the terms of the AFFA, we will be required to pay to AICF our current annual funding payments of up to 35% of our free cash flow, as defined in the AFFA and on which our asbestos liability is based, for an extended period of time. If this occurs, we may be required to increase our asbestos liability, which would be reflected as a charge in our consolidated statements of operations and comprehensive income at that date. Any such changes to actuarial estimates which require us to increase our asbestos liability could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Even though the AFFA has been implemented, we may be subject to potential additional liabilities (including claims for compensation or property remediation outside the arrangements reflected in the AFFA), because certain current and former companies of the James Hardie Group previously manufactured products that contained asbestos.
Prior to 1987, ABN 60, which is now owned and controlled by AICF, manufactured products in Australia that contained asbestos. In addition, prior to 1987, two former subsidiaries of ABN 60, Amaca and Amaba, which are now also owned and controlled by AICF, manufactured products in Australia that contained asbestos. ABN 60 also held shares in companies that manufactured asbestos-containing products in Indonesia and Malaysia, and held minority shareholdings in companies that conducted asbestos-mining operations based in Canada and Southern Africa. Former ABN 60 subsidiaries also exported asbestos-containing products to various countries. AICF is designed to provide compensation only for certain claims and to meet certain related expenses and liabilities, and legislation in New South Wales, Australia in connection with the AFFA seeks to defer all other claims against the Former James Hardie Companies. The funds contributed to AICF will not be available to meet any asbestos-related claims made outside Australia, or claims made arising from exposure to asbestos occurring outside Australia, or any claim for pure property loss or pure economic loss or remediation of property. In these circumstances, it is possible that persons with such excluded claims

James Hardie 2020 Annual Report on Form 20-F	162

may seek to pursue those claims directly against us. Defending any such litigation could be costly and time consuming, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.
Prior to 1988, a New Zealand subsidiary in the James Hardie Group manufactured products in New Zealand that contained asbestos. In New Zealand, the majority of asbestos-related disease compensation claims are managed by the state-run Accident Compensation Corporation (“ACC”). Our New Zealand subsidiary that manufactured products that contained asbestos contributed financially to the ACC fund as required by law via payment of an annual levy while it carried on business. All decisions relating to the amount and allocation of payments to such claimants in New Zealand are made by the ACC in accordance with New Zealand law. The Injury Prevention, Rehabilitation and Compensation Act 2001 (NZ) bars compensatory damages for claims that are covered by the legislation which may be made against the ACC fund. However, we may be subject to potential liability if any of these claims are found not to be covered by the legislation and are later brought against us, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.
Because our revenues are primarily from sales in US dollars and the actuarially assessed asbestos liability is denominated in Australian dollars and payments pursuant to the AFFA are made in Australian dollars, we may experience unpredictable volatility in our reported results due to changes in the US dollar (and other currencies from which we derive our sales) compared to the Australian dollar.
Payments pursuant to the AFFA are required to be made to AICF in Australian dollars. In addition, annual payments to AICF include calculations based on various estimates that are denominated in Australian dollars. To the extent that our future obligations exceed Australian dollar cash flows from our Australian operations and we do not hedge this foreign exchange exposure, we will need to convert US dollars or other foreign currency into Australian dollars in order to meet our obligations pursuant to the AFFA.
In addition, because our results of operations are reported in US dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, fluctuations in the AUD/USD exchange rate will cause unpredictable volatility in our reported results. For example, during fiscal years 2020, 2019 and 2018, we recorded a favorable adjustment of US$69.0 million, a favorable adjustment of US$49.5 million and an unfavorable adjustment of US$5.3 million, respectively, due to fluctuations in the US dollar compared to the Australian dollar.
The AFFA imposes certain non-monetary obligations.
Under the AFFA, we are also subject to certain non-monetary obligations that could prove onerous or otherwise materially adversely affect our ability to undertake proposed transactions or pay dividends. For example, the AFFA contains certain restrictions that generally prohibit us from undertaking transactions that would have a material adverse effect on the relative priority of AICF as a creditor, or that would materially impair our legal or financial capacity and that of the Performing Subsidiary, in each case such that we and the Performing Subsidiary would cease to be likely to be able to meet the funding obligations that would have arisen under the AFFA had the relevant transaction not occurred. Those restrictions apply to dividends and other distributions, reorganizations of, or dealings in, share capital which create or vest rights in such capital in third parties, and non-arm’s length transactions. While the AFFA contains certain exemptions from such restrictions (including, for example, exemptions for arm’s-length dealings; transactions in the ordinary course of business; certain issuances of equity securities or bonds; and certain transactions provided certain financial ratios are met and certain amounts of dividends), implementing such restrictions could materially adversely affect our ability to enter into transactions that might otherwise be favorable to us and could materially adversely affect our financial position, liquidity, results of operations and cash flows.

James Hardie 2020 Annual Report on Form 20-F	163

The AFFA does not eliminate the risk of adverse action being taken against us.
There is a possibility that, despite certain covenants agreed to by the NSW Government in the AFFA, adverse action could be directed against us by one or more of the NSW Government, the government of the Commonwealth, governments of the other states or territories of Australia or any other governments, unions or union representative groups, or asbestos disease groups, with respect to the asbestos liabilities of the Former James Hardie Companies or other current and former companies of the James Hardie Group. Any such adverse action could materially adversely affect our financial position, liquidity, results of operations and cash flows.
The complexity and long-term nature of the AFFA and related legislation and agreements may result in litigation as to their interpretation.
Certain legislation, the AFFA and related agreements, which govern the implementation and performance of the AFFA, are complex and have been negotiated over the course of extended periods between various parties. There is a risk that, over the term of the AFFA, as has already occurred, some or all parties may become involved in disputes as to the interpretation of such legislation, the AFFA or related agreements or the terms of the AFFA may change. We cannot guarantee that no party will commence litigation seeking remedies with respect to such a dispute, nor can we guarantee that a court will not order other remedies not previously anticipated which may materially adversely affect us.
There is no certainty that the AICF Loan Facility will remain in place for its entire term.
Drawings under the AICF Loan Facility, as described in Note 13 to our consolidated financial statements, are subject to satisfaction of certain specified conditions precedent and the NSW Government (as lender) has the right to cancel the AICF Loan Facility, require repayment of money advanced and enforce security granted to support the loan in the various circumstances prescribed in the facility agreement and related security documentation. There are also certain positive covenants given by, and restrictions on the activities of, AICF and the Former James Hardie Companies which apply during the term of the loan. A breach of any of these covenants or restrictions may also lead to cancellation of the AICF Loan Facility, early repayment of the loan and/or enforcement of the security. As such, there can be no certainty that the facility will remain in place for its intended term.
If the AICF Loan Facility does not remain in place for its intended term, AICF may experience a short-term funding shortfall. A short-term funding shortfall for AICF could subject us to negative publicity. Such negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, as well as employee morale and the market prices of our publicly traded securities.
We may have insufficient Australian taxable income to utilize tax deductions.
We may not have sufficient Australian taxable income to utilize the tax deductions resulting from the funding payments under the AFFA to AICF. Further, if as a result of making such funding payments we incur tax losses, we may not be able to fully utilize such tax losses in future years of income. Any inability to utilize such deductions or losses could materially adversely affect our financial position, liquidity, results of operations and cash flows.

James Hardie 2020 Annual Report on Form 20-F	164

Certain AFFA tax conditions may not be satisfied.
Despite Australian Taxation Office (“ATO”) rulings for the expected life of the AFFA, it is possible that new (and adverse) tax legislation could be enacted in the future. It is also possible that the facts and circumstances relevant to operation of the ATO rulings could change over the life of the AFFA. We may elect to terminate the AFFA if certain tax conditions are not satisfied for more than 12 months. However, we do not have a right to terminate the AFFA if, among other things, the tax conditions are not satisfied as a result of the actions of a member of the James Hardie Group.
Under certain circumstances, we may still have an obligation to make annual funding payments on an adjusted basis if the tax conditions remain unsatisfied for more than 12 months. If the tax conditions are not satisfied in a manner which does not permit us to terminate the AFFA, our financial position, liquidity, results of operations and cash flows may be materially adversely affected. The extent of this adverse effect will be determined by the nature of the tax condition which is not satisfied.
Risks Related to Ireland
The rules and regulations applying to us as an Irish plc may change.
As an Irish plc, the majority of our board meetings are held in and strategic decisions are made in Ireland. However, there can be no assurance that Irish or another jurisdiction’s law will not become more restrictive or otherwise disadvantageous to us.
Irish law contains provisions that could delay or prevent a change of control that may otherwise be beneficial to you.
Irish law contains several provisions that could have the effect of delaying or preventing a change of control of our ownership. The Irish Takeover Rules would generally (subject to certain very limited exceptions) require a mandatory cash offer to be made for our entire issued share capital if, because of an acquisition of a relevant interest (including interests held in the form of shares of our common stock, CUFS or ADSs) in such shares, the voting rights of the shares in which a person (including persons acting in concert with that person) holds relevant interests increase: (i) from below 30% to 30% or more; or (ii) from a starting point that is above 30% and below 50%, by more than 0.05% in a 12-month period. However, this prohibition is subject to exceptions, including acquisitions that result from acceptances under a mandatory takeover bid made in compliance with the Irish Takeover Rules. Although the Irish Takeover Rules may help to ensure that no person acquires voting control of us without making an offer to all shareholders, they may also have the effect of delaying or preventing a change of control that may otherwise be beneficial to you. In addition to the operation of the Irish Takeover Rules, we may, from time to time, put in place appropriate retention arrangements to ensure that we retain our key employees during periods of corporate change.
Our ability to pay dividends and conduct share buy-backs is dependent on Irish law and may be limited in the future if we are not able to maintain sufficient levels of distributable profits.
Under Irish law, in order to pay dividends and/or conduct a buy-back of shares, an Irish company requires sufficient distributable profits which are determined under the Irish Companies Act 2014 and applicable accounting practices generally accepted in Ireland. We believe that our current corporate structure has allowed us to maintain sufficient levels of distributable profits to continue paying dividends in accordance with our publicly disclosed dividend policy, which is updated from time to time, and to conduct share buy-backs. However, transactions or events could cause a reduction in our distributable profits, resulting in our inability to pay dividends on our securities or to conduct share buy-backs, which could have a material adverse effect on the market value of our securities.

James Hardie 2020 Annual Report on Form 20-F	165

Risks Related to Taxation
We are subject to risks related to taxation in multiple jurisdictions.
We operate in multiple jurisdictions and pay tax on our income according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate. The primary drivers of our effective tax rate are the tax rates of the jurisdictions in which we operate, the level and geographic mix of pre-tax earnings, intra-group royalties, interest rates and the level of debt which gives rise to interest expense on external debt and intra-group debt, and the value of adjustments for timing differences and permanent differences, including the non-deductibility of certain expenses, all of which are subject to change and which could result in a material increase in our effective tax rate. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.
The Tax Cuts and Jobs Act (“TCJ Act”) enacted in December 2017 resulted in significant changes in the US corporate income tax system. These changes include, but are not limited to, a federal statutory rate reduction from 35% to 21%, certain changes to depreciation rules, the elimination or reduction of certain US deductions and credits and limitations on the deductibility of interest and executive compensation. The TCJ Act also includes US tax base erosion provisions, the global intangible low-taxed income provisions and the base-erosion and anti-abuse tax provisions. The TCJ Act makes broad and complex changes to the US tax code and the overall impact of these changes on the Company’s future earnings is subject to the regulatory guidance or clarifications that may be issued in the future which may materially increase our effective income tax rate and could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Tax laws are dynamic and subject to change as new or revised laws and treaties are passed and new interpretations are issued or applied. Due to the nature of our historic and current operations, we are exposed to potential tax risks in a number of jurisdictions, including, without limitation, Ireland, the United States, Australia, New Zealand, the Netherlands and various parts of Europe. For example, many countries, including Ireland and the Netherlands, have made or are actively considering making changes to existing tax laws and treaties, which could alter or increase our tax obligations, could materially affect our business, financial condition or results of operations and could potentially have a material adverse impact on holders of our securities.
Exposure to additional tax liabilities due to audits and reviews could materially adversely affect our business.
Due to our size and the nature of our business, we are subject to ongoing reviews and audits by authorities in taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax and withholding tax returns. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate.
We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect. The amounts ultimately paid on resolution of reviews by taxing jurisdictions could be materially different from the amounts included in taxes payable or other non-current liabilities and result in additional tax expense which could materially adversely affect our financial position, liquidity, results of operations and cash flows.

James Hardie 2020 Annual Report on Form 20-F	166

Tax benefits are available under the US-Ireland Income Tax Treaty to US and Irish taxpayers that qualify for those benefits. Our eligibility for benefits under the US-Ireland Income Tax Treaty is determined on an annual basis and we could be audited by the Internal Revenue Service (“IRS”) for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Income Tax Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase and we could be subject to a 30% US withholding tax rate on payments of interest and dividends from our US subsidiaries to our Irish resident subsidiaries.
We believe that interest and dividends paid by our US subsidiaries to our Irish resident subsidiaries qualify for treaty benefits in the form of reduced withholding tax under the US-Ireland Income Tax Treaty.
We believe that, under the limitation on benefits (“LOB”) provision of the US-Ireland Treaty, no US withholding tax applies to interest that our US subsidiaries paid to our Irish resident subsidiaries. The LOB provision has various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we believe are satisfied. If, however, we do not qualify for benefits under the US-Ireland Income Tax Treaty, those interest payments would be subject to a 30% US withholding tax.
We believe that, under the US-Ireland Income Tax Treaty, a 5% US withholding tax applies to dividends paid by our US subsidiaries to our Irish resident subsidiaries. The LOB provision of the US-Ireland Income Tax Treaty has various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we believe we have satisfied. If, however, we do not qualify for benefits under the US-Ireland Treaty, dividend payments by our US subsidiaries would be subject to a 30% US withholding rate.
Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Income Tax Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owing for calendar year 2017 and subsequent periods, which could adversely affect our financial position, liquidity, results of operations and cash flows.

James Hardie 2020 Annual Report on Form 20-F	167

LEGAL PROCEEDINGS
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class and representative action lawsuits and mass plaintiff litigation concerning our products and services. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos, tax contingencies, New Zealand weathertightness claims and the matters described in the sections below. For further details, see “Section 3 – Risk Factors” of this Annual Report.
Tax Contingencies
Due to our size and the nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect.
We file income tax returns in various jurisdictions, including Ireland, the United States, Germany, the Netherlands, Spain, Australia, New Zealand and the Philippines.
New Zealand Weathertightness Claims
Our New Zealand subsidiaries, and in one set of proceedings a number of other group companies including JHI plc, are currently defendants in a number of construction defect and/or product liability claims in New Zealand that relate to residential buildings (single and multi-family dwellings) and a number of non-residential buildings, primarily constructed from 1998 to 2004. The claims allege generic defects in certain fiber cement products and systems supplied by our New Zealand subsidiaries, breach of duties including the failure to conduct appropriate testing of these products and systems, failure to warn and misleading and deceptive conduct in relation to the marketing and sale of the products and systems.
We recognize a liability for both asserted and unasserted claims in the period in which the loss becomes probable and estimable. The amount of a reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim (for which we could be subject to joint and several liability), the availability of claimant compensation under a government compensation scheme, the extent of any contributory negligence on the part of the claimants and the extent to which we have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions.

James Hardie 2020 Annual Report on Form 20-F	168

Any estimated loss incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued.
For further information, see Note 15 to our consolidated financial statements in Section 2.
Environmental
Our operations, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air, soil and water quality, waste handling and disposal. Our policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists, and the amount can be reasonably estimated.

James Hardie 2020 Annual Report on Form 20-F	169

CONTROLS AND PROCEDURES
Management’s Annual Report on Internal Control Over Financial Reporting
Evaluation of Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of 31 March 2020, to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
We assessed the effectiveness of our internal control over financial reporting as of 31 March 2020. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2020.
The effectiveness of our internal control over financial reporting as of 31 March 2020 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

James Hardie 2020 Annual Report on Form 20-F	170

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on Internal Control Over Financial Reporting

We have audited James Hardie Industries plc’s internal control over financial reporting as of 31 March 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, James Hardie Industries plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 March 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of 31 March 2020 and 2019, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended 31 March 2020, and the related notes and our report dated 19 May 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young LLP
Irvine, California
19 May 2020

James Hardie 2020 Annual Report on Form 20-F	171

EMPLOYEES
During each of the last three fiscal years, we employed the following average number of people:

	Fiscal Years Ended 31 March
	2020	2019	2018
Fiber Cement United States and Canada	2,563	2,592	2,659
Europe Building Products[1]	972	994	80
Fiber Cement Australia	597	603	539
Fiber Cement New Zealand	180	186	170
Fiber Cement Philippines	340	304	261
Other Businesses – United States[2]	—	19	35
Research & Development, including Technology	156	159	156
General Corporate	61	59	60
Total Employees	4,869	4,916	3,960
____________

1
On 3 April 2018, we completed the Fermacell acquisition. As such, the total number of employees for the fiscal year ended 31 March 2019 for Europe Building Products represent the actual number of people employed for the fiscal year ended 31 March 2019 and not the average number of people employed.

2
Other Businesses is comprised of our former fiberglass windows business, which included a fiberglass windows assembly facility as well as a fiberglass pultrusion business. In fiscal year 2019, we shut down the fiberglass windows business and closed the windows assembly business. In April 2019, we ceased operations and sold the fiberglass pultrusion portion of the business.

As of the end of 31 March 2020, of the 4,869 average number of people employed, approximately 791 employees have their employment conditions determined by collective agreements negotiated with labor unions (approximately 624, 78 and 89 employees in Europe, Australia and New Zealand, respectively). Under European law, employees that are part of a collective agreement are not required to inform their employer if they are a member of a labor union. In Australia and New Zealand, it is a matter of individual choice whether an employee in a collective agreement is a member of a union. As such, it is possible that some of our employees covered by collective agreements in Europe, Australia and New Zealand, may not be members of a union. In accordance with Australian law, we do not keep records of union membership. Our management believes that we have a satisfactory relationship with these unions and there are currently no ongoing labor disputes. We currently have no employees who are members of a union in the United States.
LISTING DETAILS
As a company incorporated under the laws of Ireland, we have listed our securities for trading on the ASX, through the Clearing House Electronic Subregister System (“CHESS”), via CHESS Units of Foreign Securities (“CUFS”). CUFS are a form of depositary security that represent a beneficial ownership interest in the securities of a non-Australian corporation. Each of our CUFS represents the beneficial ownership of one share of common stock of JHI plc, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd ("CDN"). The CUFS are listed and traded on the ASX under the symbol “JHX.”
We have also listed our securities for trading on the NYSE. We sponsor an ADS program, whereby beneficial ownership of CUFS is represented by ADS. These ADSs trade on the NYSE in the form of ADRs, under the symbol “JHX.” Previously, the beneficial ownership ratio under our ADS program was five CUFS to each ADS; however, effective 18 September 2015, the beneficial ownership ratio was changed to a 1-to-1 CUFS to ADS ratio. Since fiscal year 2015, Deutsche Bank Trust Company Americas (“Deutsche Bank“) has acted as the depository for our ADS program. Unless the context indicates otherwise, when we refer to ADSs, we

James Hardie 2020 Annual Report on Form 20-F	172

are referring to ADRs or ADSs and when we refer to our common stock we are referring to the shares of our common stock that are represented by CUFS.
Trading Markets
Our securities are listed and quoted on the following stock exchanges:

Common Stock (in the form of CUFS)	Australian Securities Exchange
ADSs	New York Stock Exchange
We cannot predict the prices at which our shares and ADSs will trade or the volume of trading for such securities, nor can we assure you that these securities will continue to meet the applicable listing requirements of these exchanges.

Trading on the Australian Securities Exchange
The ASX is headquartered in Sydney, Australia, with branches located in each Australian state capital. Our CUFS trade on the ASX under the symbol “JHX.” The ASX is a publicly listed company with trading being undertaken by brokers licensed under the Australian Corporations Act. Trading principally takes place between the hours of 10:00 a.m. and 4:00 p.m. Australian Eastern Standard Time on each weekday (excluding Australian public holidays). Settlement of trades in uncertificated securities listed on the ASX is generally effected electronically. This is undertaken through CHESS, which is the clearing and settlement system operated by the ASX.
Trading on the New York Stock Exchange
In the United States, our ADSs trade on the NYSE under the symbol “JHX.” Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. Eastern Time on each weekday (excluding US public holidays). All inquiries and correspondence regarding ADSs should be directed to Deutsche Bank, 60 Wall Street, New York, New York 10005, United States. To speak directly to a Deutsche Bank representative, please call 1-212-250-9100. You may also send an e-mail inquiry to adr@db.com or visit the Deutsche Bank website at https:\\www.adr.db.com.
Fees and Charges Payable by Holders of our ADSs
The following is a summary of the fee provisions of our deposit agreement with Deutsche Bank. For more complete information regarding our ADS program, investors are directed to read the entire amended deposit agreement, a copy of which has been filed as Exhibit 2.1 and 2.2 to this Annual Report.

Service	Fees
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS issued
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS issued
Operational and maintenance costs	An annual fee of US $0.05 per ADS held on the applicable record date established by the depositary

James Hardie 2020 Annual Report on Form 20-F	173

Additionally, under the terms of our deposit agreement, Deutsche Bank is entitled to charge each registered holder the following:

•	taxes and other governmental charges;

•	registration fees as may from time to time be in effect for the registration of transfers of CUFS generally on the CHESS;

•	expenses for cable, telex and fax transmissions and delivery services;

•	expenses incurred for converting foreign currency into US dollars;

•	fees and expenses incurred in connection with compliance with exchange control regulations and other regulatory requirements applicable to CUFS, deposited securities, ADSs and ADRs; and

•	fees and expenses incurred in connection with the delivery or servicing of CUFS on deposit.
If any tax or other governmental charge becomes payable with respect to any security on deposit, such tax or other governmental charge is payable by the ADS holder to Deutsche Bank. Deutsche Bank may refuse to affect any transfer or withdrawal of a deposited security until such payment is made. Deutsche Bank may withhold any dividends or other distributions or may sell for the account of the ADS holder any part or all of the deposited securities, and may apply such dividends, other distributions, or proceeds of any such sale in payment of such tax or other governmental charge and the ADS holder will remain liable for any deficiency.
Generally, Deutsche Bank collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. Additionally, Deutsche Bank collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. Deutsche Bank may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system of accounts of participants acting for them. Deutsche Bank may generally refuse to provide fee-attracting services until its fees for those services are paid.
As part of its service as depositary, Deutsche Bank has agreed: (i) to arrange for the local custody of the underlying shares and absorb the costs of servicing the same; (ii) to make certain annual reimbursements to us based on a percentage of net revenues collected for ADS issuance and cancellation fees, net of custody costs, which we will use toward investor relations expenses and other expenses related to the maintenance of the ADS program (we received US$35,459 in reimbursements of this type in calendar year 2020); (iii) to waive the cost associated with administrative and reporting services under the ADS program, such costs being valued at US$60,000 per year; and (iv) to waive the access charges to www.adr.db.com, such costs being valued at US$10,000 per year.

James Hardie 2020 Annual Report on Form 20-F	174

CONSTITUTION
General
Our corporate domicile is in Ireland and our registered office is located at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. We are registered at the Companies Registration Office of the Department of Jobs, Enterprise and Innovation in Dublin, Ireland under number 485719. The following is a summary of the key provisions contained in our current Constitution, which was adopted by shareholders at our 2019 Annual General Meeting.
Key Provisions of Our Constitution
Purpose of the Company
Our main object, which is stated in our Memorandum of Association, is to:
“carry on the businesses of manufacturer, distributor, wholesaler, retailer, service provider, investor, designer, trader and any other business (except the issuing of policies of insurance) which may seem to the Company’s board of directors capable of being conveniently carried on in connection with these objects or calculated directly or indirectly to enhance the value of or render more profitable any of the Company’s property.”
The Memorandum of Association also states that we will have the power to carry on the business of a holding company and co-ordinate the administration, finances and activities of any subsidiary companies or associated companies. Our objects and purposes are set out in Clause 3 of our Memorandum of Association.
We also have the usual powers of an Irish plc. These include the power to borrow, to charge assets, to grant guarantees and indemnities, to incorporate new companies and to acquire existing companies.
Provisions of Our Articles of Association Related to Directors
General and borrowing powers
Our Articles of Association grant the directors a general power to manage the Company, but in some instances, not all, expressly limit the duties of directors. The directors will have the power to exercise all of the powers of the Company that have not been otherwise expressly reserved to the shareholders by Irish Company Law or our Articles of Association. In addition, the directors are also granted certain specific powers by our Articles of Association, including:

•	the power to delegate their powers to the CEO, any director, any person or persons employed by us or any of our subsidiaries or to a committee of the Board;

•	the power to appoint attorneys to act on our behalf;

•	the power to borrow money on our behalf and to mortgage or charge our undertaking, property, assets, and uncalled capital as security for such borrowings; and

•
the power to do anything that is necessary or desirable for us to participate in any computerized, electronic or other system for the facilitation of the transfer of CUFS or the operation of our registers that may be owned, operated or sponsored by the ASX.

The directors’ borrowing powers can be varied by amending the relevant article in accordance with Irish law. This would require a ‘special resolution’ of shareholders (i.e., a resolution which has been passed by not less than 75% of votes cast (in person or by proxy) at a duly convened and quorate general meeting of shareholders).
Under Irish law, directors have certain common law and statutory fiduciary duties. Under the Irish Companies Act 2014, directors must (amongst other things) act in good faith in what the director considers to be the

James Hardie 2020 Annual Report on Form 20-F	175

interests of the Irish plc and to act honestly and responsibly in relation to the conduct of the affairs of the Irish plc. Many (but not all) fiduciary duties, which were previously founded under common law, have been given a statutory basis by the Irish Companies Act 2014.
In addition to the powers granted to our directors as outlined above, the table below sets forth a summary of certain other provisions contained within our Articles of Association related to Directors:

Provision	Details
Power to vote on proposals, arrangements or contracts in which the director is materially interested
The Company’s Articles of Association provide that a director cannot vote on any resolution concerning a matter in which he has, directly or indirectly, an interest which is material or a duty which conflicts or may conflict with the interests of the Company. A director cannot be counted in the quorum present at a meeting in relation to any such resolution on which the director is not entitled to vote.

Under Irish law, directors who have a personal interest in a contract or a proposed contract with the Company are required to declare the nature of their interest at a meeting of the directors of the Company. The Company is required to maintain a register of such declared interests which must be made available for inspection by the shareholders at general meetings.

Power to vote on compensation
The maximum aggregate ordinary remuneration of the non-executive directors is US$3,800,000 per annum and can be increased from time to time by an ordinary resolution. Changes to non-executive director remuneration are recommended by the Remuneration Committee and are approved at a properly convened meeting of the Board (which consists of nine non-executive directors and the CEO).

There is no requirement for our shareholders to approve the remuneration policy. The Company currently intends to continue voluntarily producing a remuneration report.

These provisions are subject to the relevant listing rules of the ASX regarding director remuneration.

Age limit for retirement or non-retirement	Our Articles of Association do not include any provisions regarding the mandatory retirement age of a director.
Number of shares for director’s qualification	No director will require a share qualification in order to act as a director.
Issuance of Shares; Pre-emptive Rights
We have been registered with one class of shares; however, our Articles of Association allow for any share to be issued with such rights or restrictions as the shareholders may by ordinary resolution determine.
Shareholders may authorize us (acting through our directors) by special resolution to issue shares in whatever manner on the basis that they will be subsequently redeemed. Once issued, we may cancel redeemed shares or alternatively hold them as treasury shares (which subsequently will be reissued or cancelled).
The Board has the power: (a) to issue shares up to a maximum of our authorized share capital; and (b) to limit or exclude statutory pre-emptive rights in respect of such issue for cash consideration, for a period of up to five years in each case, subject to renewal, by a special resolution of shareholders (which requires the approval of holders of 75% of shares present in person or by proxy and voting at the relevant general meeting) in the case of disapplication of statutory pre-emptive rights, and an ordinary resolution (which requires the approval of holders of a majority of shares present in person or by proxy and voting at the relevant general meeting) in the case of authorizing the board to issue shares.
Our Articles of Association grant these authorizations to the Board. The authorization described in paragraph (a) above, will expire (unless renewed) on 7 August 2024. The authorization described in paragraph (b)

James Hardie 2020 Annual Report on Form 20-F	176

above, will expire (unless renewed) on 14 August 2020. Shareholders will be asked at the 2020 Annual General Meeting to renew the authorization described in paragraph (b) above, with effect from the expiration of the current authorization and for a period of one year from the date of the passing of such resolution.
These authorizations are subject to the listing rules of the ASX and NYSE in relation to the issue of new equity securities, which require:

•
in the case of the ASX, shareholder approval for the issue of equity securities which exceed 15% of the number of equity securities on issue (as determined in accordance with the ASX listing rules and subject to the various exemptions set out therein); and

•
in the case of the NYSE, shareholder approval for the issuance of shares that have or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such shares (subject to certain exceptions).

If the Board is at any time not designated as the authorized body for such powers, the shareholders acting by ordinary resolution have the power to issue shares, but only upon the proposal of the Board.
As an Irish company that has listed securities in Australia and the United States, we are subject to applicable legislation regarding insider trading. Generally, Australian law prohibits persons from trading on the basis of information which is not generally available and which, if it were generally available, a reasonable person would expect to have a material effect on the price or value of securities. Similarly, in the United States, persons are prohibited from trading on the basis of material, non-public information. We have adopted an internal code on insider trading consistent with Australian and US laws and regulations.
Repurchase of Shares and Reduction of Capital
Irish law permits us to redeem our shares (provided such shares are redeemable) at any time whether on or off market without shareholder approval. Accordingly, our Articles of Association provide that, when we agree to acquire any shares (unless we elect to treat the acquisition as a purchase), it shall be a term of such contract that the relevant shares become redeemable on the entry into of that contract and that completion of that contract shall constitute redemption of the relevant shares. This means that we may acquire our own shares.
In addition, Irish law permits an Irish company and its subsidiaries to make market purchases of the shares of the Irish company on a recognized stock exchange if shareholders of the company have granted the company and/or its subsidiaries a general authority by ordinary resolution to do so. Currently, the Irish Stock Exchange, the NYSE, NASDAQ and the London Stock Exchange are the recognized stock exchanges for this purpose.
As the ASX is not currently a recognized stock exchange for the purposes of Irish law, on- and off-market purchases of our shares (by way of trading CUFS) will only be available to us through their redemption in accordance with the redemption mechanism in our Articles of Association, outlined above, provided we do not treat such acquisition as a purchase.
A redemption or repurchase of shares may only be funded out of distributable reserves or out of the proceeds of a fresh issue of shares for that purpose.
Under Irish Company Law, the Board may determine whether shares that we have repurchased or redeemed will either be held in treasury or cancelled. However, under Irish Company Law, the nominal value of treasury shares held by us may not, at any one time, exceed 10% of the nominal value of our issued share capital.

James Hardie 2020 Annual Report on Form 20-F	177

Unless otherwise required by an Irish plc’s Articles of Association or Irish law, no business other than the appointment of a chairman may be transacted at any general meeting unless at least 5% of Irish plc’s issued share capital is present or represented.
Shareholders Meetings and Voting Rights
Our AGMs will generally be held in Ireland unless shareholder approval, pursuant to an ordinary resolution, is granted at the preceding AGM to hold the following general meeting outside of Ireland. There is no requirement that extraordinary general meetings be held in Ireland. We must hold an AGM in each calendar year and within nine months after the financial year end and we shall announce the date of each AGM no less than 35 business days before such meeting is due to be held. All business that is transacted at an AGM shall be deemed to be special business, except: (1) the consideration of the Company’s statutory financial statements and the report of the directors and the report of the auditors of those statements and that report; (2) the review by the members of the Company’s affairs; (3) the declaration of a dividend (if any) of an amount not exceeding the amount recommended by the directors; (4) the election of directors in the place of those retiring (whether by rotation or otherwise); (5) subject to the relevant provisions of the Irish Companies Act 2014, the appointment or reappointment of the auditors; and (6) the authorization of the directors to approve the remuneration of the auditors.
We shall announce the date of an extraordinary general meeting no less than 35 business days before such meeting is due to be held save in exceptional circumstances where the Board resolves otherwise. An extraordinary general meeting may be convened by (1) the directors of their own volition or (2) by directors upon being requested to do so pursuant to Irish Company Law, by one or more persons who alone or together hold 10% of our issued share capital. An extraordinary general meeting must be convened within 21 calendar days after such a request has been made of us by a shareholder (who holds 10% or more of our issued share capital), and the extraordinary general meeting must be held no later than two months after such a request has been made by a shareholder.
One or more persons who alone or together hold at least 10% of our issued share capital may request that the Board call an extraordinary general meeting. In addition, such holders may also request that the Board place a matter on the agenda of any general meeting so long as any such request shall be received by us at least 30 business days before the general meeting to which it relates, at such postal or e-mail address as specified by us for that purpose in the announcement of the general meeting. Such request must be accompanied by stated grounds justifying its inclusion, or a draft resolution, together not to exceed 1,000 words. Such a request will be declined by our Board where: (i) the request is contrary to the Constitution, Irish law or the ASX Listing Rules, or (ii) the time limits specified in the Articles of Association have not been complied with.
Our quorum for general meetings is two or more persons who alone or jointly hold or represent by proxy at least 5% of the Company’s issued share capital and who are entitled to vote upon the business to be transacted.
Our quorum for meetings of a separate class of shareholders is one or more persons who alone or jointly hold or represent by proxy at least 5% in nominal value of the issued shares of the class.
Holders of CUFS and ADSs do not appear on our share register as legal holders of shares. Accordingly, the ability to call an extraordinary general meeting only may be exercised, in the case of holders of CUFS, by providing instructions to the CUFS depositary or by converting their CUFS to shares, and, in the case of holders of ADSs, by converting their ADSs to CUFS and thereafter providing instructions to the CUFS depositary or converting their CUFS to shares.

James Hardie 2020 Annual Report on Form 20-F	178

All shares issued have the right to one vote for each share held on every matter submitted to a vote of the shareholders. CUFS holders are entitled to attend and to speak at our shareholder meetings and can vote at our shareholder meetings:

•	by instructing CDN, as legal owner of our shares represented by CUFS, how to vote the shares represented by the holder’s CUFS;

•	by directing CDN to appoint itself (or another person) as the nominated proxy pursuant to a voting instruction form provided by the Company; or

•
by converting the holder’s CUFS into our shares and voting the shares at the meeting, which must be undertaken prior to the meeting. However, in order to sell their shares on the ASX thereafter, it will first be necessary to convert them back to CUFS.

ADS holders will not be entitled to attend our general meetings of shareholders, but can vote by giving an instruction to Deutsche Bank, as the ADS depositary on how to instruct CDN to vote at a meeting.
Irish law and our Articles of Association currently do not impose any limitations on the rights of persons who are not residents of Ireland to hold or vote shares, solely as a result of such non-resident status.
Annual Report
Our fiscal year runs from 1 April through 31 March. Irish law requires that our annual accounts must be laid before the shareholders at the AGM within nine months of the balance sheet date and that copies of our financial statements must be sent to the shareholders 21 days before the AGM. We prepare consolidated annual accounts under “modified” US GAAP, which is US GAAP to the extent that it is not inconsistent with Irish Company Law. We will also prepare standalone annual entity accounts under Irish GAAP and lay those accounts before the AGM. The annual accounts will also include report of an independent accountant.
Indemnification
Our Articles of Association provide that our current and former directors, company secretary, employees and persons who may be deemed by our Board to be our agent are indemnified by us for costs, losses and expenses arising out of such person’s exercise of their duties to us. However, under Irish Company Law, this indemnity only binds us to indemnify a current or former director or company secretary where judgment is given in any civil or criminal action in favor of such current or former director or company secretary, or where a court grants relief because the current or former director or company secretary acted honestly and reasonably and ought fairly to be excused. Our Articles of Association apply the same restrictions to employees and persons deemed by our Board to be our agent who are not current or former directors or company secretary.
We have also entered into deeds of access, insurance and indemnity with our directors, company secretary and certain senior employees.
Dividends
Dividends and distributions of assets to shareholders may be declared: (a) in the case of dividends, by the Board; or (b) upon the recommendation of the Board, by an ordinary resolution of shareholders, provided that with respect to dividends or distributions declared pursuant to subsection (b) above, the dividends or distributions may not exceed the amount recommended by the Board.
Dividends and distributions may only be made in-so-far as: (a) we have sufficient distributable profits; and (b) our net assets are not less than the aggregate of called up share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate.

James Hardie 2020 Annual Report on Form 20-F	179

If directors so resolve, any dividend that has remained unclaimed for 12 years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The payment by directors of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute us a trustee in respect thereof. However, it is unlikely that any such unclaimed dividends will be forfeited due to the operation of Australian legislation, under which dividends that have been unclaimed for six years are paid to the relevant state authority, through which shareholders can claim a refund of such dividends in the future.
Our Board determines the record dates at which time registered holders of our shares, including CDN issuing CUFS to the ADS depositary, will be entitled to dividends and also sets the payment dates for these dividends. Dividends are declared payable to our shareholders in US dollars. Deutsche Bank, our ADS depositary, receives dividends in US dollars directly from JHI plc on each CUFS dividend payment date and will distribute any dividend to holders of ADSs in US dollars pursuant to the terms of the deposit agreement. Other CUFS holders registered at a dividend record date are paid their dividend on each CUFS dividend payment date in the equivalent amount of Australian dollars, as determined by the prevailing exchange rate shortly after the CUFS dividend record date.
Amendment of Articles of Association
Our Articles of Association may be amended by our shareholders, which include changes to the rights of shareholders, subject to Irish Company Law restrictions, by resolution approved by 75% of the votes cast at a general meeting of shareholders at which at least 5% of our issued share capital is present or represented.
Liquidation Rights
In the event of our liquidation, and after we have paid all debts and liquidation expenses, the excess of any assets shall be distributed among our shareholders in proportion to the capital at the commencement of the winding up which is paid up or credited as paid up on such shares held by our shareholders. As a holding company, our sole material assets will be the capital stock of our subsidiaries.
Limitations on Right to Hold Common Stock
The Irish Takeover Rules regulate takeover and merger transactions, however effected, by which control of a public limited company incorporated in Ireland with a listing of its equity securities on certain specified stock exchanges, including the New York Stock Exchange, may be obtained or consolidated. Control means a holding or aggregate holding of shares carrying 30% or more of the voting rights of a relevant company, irrespective of whether the holding or holdings give de facto control.
The Irish Takeover Rules are statute based. The Irish Takeover Panel is the body that regulates all transactions subject to the Irish Takeover Rules.
Rule 9 of the Irish Takeover Rules states that, except with the consent of the Irish Takeover Panel, when:

•
any person acquires, whether by a series of transactions over a period of time or not, shares or other securities which (taken together with shares or other securities held or acquired by persons acting in concert) carry 30% or more of the voting rights of a relevant company; or

•
any person, who together with persons acting in concert, holds not less than 30% of the voting rights and such person or any person acting in concert with them acquires, in any period of 12 months, additional shares or other securities of more than 0.05% of the total voting rights of the relevant company, such person must extend offers to the holders of any class of equity securities (whether voting or non-voting) and to holders of any class of transferable voting capital in respect of all such equity securities and transferable voting capital.

James Hardie 2020 Annual Report on Form 20-F	180

A single holder (that is, a holder excluding any parties acting in concert with the holder) holding more than 50% of the voting rights of a relevant company is not subject to Rule 9.
The Irish Takeover Rules also contain rules called “Substantial Acquisition Rules” which restrict the speed with which a person may increase their holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of a relevant company. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.
The Irish Takeover Rules are built on the following general principles that apply to any transaction regulated by such rules:

•
all holders of the securities of an offeree of the same class must be afforded equivalent treatment; moreover, if a person acquires control of a company, the other holders of securities must be protected;

•
the holders of the securities of an offeree must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the offeree must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the offeree’s places of business;

•	the board of an offeree must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

•
false markets must not be created in the securities of the offeree, of the offeror or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

•
an offeror must announce an offer only after ensuring that he or she can fulfill in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

•	an offeree must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

•
a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Although the Irish Takeover Rules may help to ensure that no person may acquire voting control of us without making an offer to all shareholders, these provisions may also have the effect of delaying or preventing a change in control of the Company.
Disclosure of Holdings
Under Irish law, a person must notify us in writing within five business days of an acquisition or disposition of shares where:

•	such person’s interest was below 3% of our issued share capital prior to such acquisition and equals or exceeds 3% after such acquisition;

•
such person’s interest was equal to or above 3% of our issued share capital before an acquisition or disposition and increases or decreases through an integer of a percentage as a result of such acquisition or disposition (e.g., from 3.8% to 4.3% or from 5.2% to 4.9%); and

•	where such person’s interest was equal to or above 3% of our issued share capital before a disposition and falls below 3% as a result of such disposition.
Failure of a shareholder to disclose its interests in our shares as described above will result in no right or interest of any kind in respect of that person’s shares being enforceable, whether directly or indirectly, by action or legal proceeding.
In addition, under Irish law, we can, if we have reasonable cause to believe that a person or company has an interest in our shares, require such person or company to confirm that belief (or as the case may be) to

James Hardie 2020 Annual Report on Form 20-F	181

indicate whether or not it is the case and to provide certain information in relation to such holdings, including details of his or her interest in our shares and the interests (if any) of all persons having a beneficial interest in the shares. To the extent any such information is made available to us, Irish law requires that we make such information available for inspection to any person upon such person’s request.
If a person fails to respond to us when we make a request for information in the manner described above, we may apply to the High Court of Ireland for an order stating that: (a) any transfer of such shares will be void; (b) such shares will have no voting rights; (c) no further shares will be issued in right of those shares or pursuant to any offer made to the holder thereof; and (d) such shares will not be entitled to any payment from us.
The restrictions described above, whether imposed for a failure to disclose a notifiable interest or for a failure to respond to a request for information, may only be lifted by an order of the High Court of Ireland.
Shareholders are also subject to beneficial ownership reporting disclosure requirements under US securities laws, including the filing of beneficial ownership reports on Schedules 13D and 13G with the SEC. The SEC’s rules require all persons who beneficially own more than 5% of a class of securities registered with the SEC to file either a Schedule 13D or 13G. This filing requirement applies to all holders of our shares of common stock, ADSs or CUFS because our securities have been registered with the SEC. The number of shares of common stock underlying ADSs and CUFS is used to determine whether a person beneficially owns more than 5% of the class of securities. This beneficial ownership reporting requirement applies whether or not the holders are residents of the United States. The determination of whether to file a Schedule 13D or a Schedule 13G depends primarily on the nature of the beneficial owner and the circumstances surrounding the person’s beneficial ownership. A copy of the rules and regulations relating to the reporting of beneficial ownership with the SEC, as well as Schedules 13D and 13G, are available on the SEC’s website at www.sec.gov.
Company Books of Accounts
The Company is responsible for ensuring that it keeps adequate accounting records. The measures taken by the directors to secure compliance with the Company’s obligation to keep adequate accounting records are the use of appropriate systems and procedures and employment of competent persons. We have appointed a Chief Financial Officer who makes regular reports to the Board and ensures compliance with the requirements of Chapter 2 of Part 6 of the Irish Companies Act 2014. The Company also has a Global Controller, who works closely with the Chief Financial Officer and makes regular reports to our Audit Committee. The accounting records of the Company are kept at its registered office in Ireland.
MATERIAL CONTRACTS
Other than the contracts that are described elsewhere in this Annual Report, including, without limitation, the AFFA and related agreements, our Revolving Credit Facility, the indentures governing our senior unsecured notes, the deposit agreement governing our ADS program, our executive compensation and equity incentive plans and certain material employment contracts described in “Section 1 – Remuneration Report” and any material contracts that have been entered into in the ordinary course of business, the Company does not have any material contracts otherwise requiring disclosure in this Annual Report.
EXCHANGE CONTROLS
The European Commission has imposed financial sanctions on a number of countries throughout the world that are suspected of being involved in activities such as terrorism or repression of its citizens. Ireland has given effect to these sanctions through the implementation of regulations and statutory instruments. We do

James Hardie 2020 Annual Report on Form 20-F	182

not have any subsidiaries located in countries with imposed financial sanctions by the European Commission. In addition, we do not conduct business or other revenue-generating activities in these countries.
Except for restrictions contained in the regulations or statutory instruments referred to above, there are no legislative or other legal provisions currently in force in Ireland or arising under our Constitution restricting the import or export of capital, including the availability of cash and cash equivalents for use by JHI plc and its wholly owned subsidiaries, or remittances to our security holders not resident in Ireland. In addition, except for restrictions contained in the regulations or statutory instruments referred to above, cash dividends payable in US dollars on our common stock may be officially transferred from Ireland and converted into any other convertible currency.
There are no limitations, either by Irish law or in our Constitution, on the right of non-residents of Ireland to hold or vote our common stock.
TAXATION
The following summarizes the material US and Irish tax consequences of an investment in shares of our common stock. This summary does not address every aspect of taxation relevant to a particular investor subject to special treatment under any applicable law and is not intended to apply in all respects to all categories of investors. In addition, except for the matters discussed under “Irish Taxation”, this summary does not consider the effect of other foreign tax laws or any state, local or other tax laws that may apply to an investment in shares of our common stock. This summary assumes that we will conduct our business in the manner described in this Annual Report. Changes in our organizational structure or the manner in which we conduct our business may invalidate all or parts of this summary. The laws on which this summary is based could change, perhaps with retroactive effect, and any law changes could invalidate all or parts of this summary. We will not update this summary for any law changes after the date of this Annual Report.
This discussion does not bind either the US or Irish tax authorities or the courts of those jurisdictions. Except where outlined below, we have not sought a ruling nor will we seek a ruling of the US or Irish tax authorities about matters in this summary. We cannot assure you that those tax authorities will concur with the views in this summary concerning the tax consequences of the purchase, ownership or disposition of our common stock or that any reviewing judicial body in the United States or Ireland would likewise concur.
Prospective investors should consult their tax advisors regarding the particular tax consequences of acquiring, owning and disposing of shares of our common stock, including the effect of any foreign, state or local taxes.
United States Taxation
The following is a summary of the material US federal income tax consequences generally applicable to “US Shareholders” (as defined below) who beneficially own shares of our common stock and hold the shares as capital assets. For purposes of this summary, a “US Shareholder” means a beneficial owner of our common stock that is: (1) an individual who is a citizen or resident of the United States (as defined for US federal income tax purposes); (2) a corporation or other entity created or organized in or under the law of the United States or any of its political subdivisions; (3) an estate whose income is subject to US federal income taxation regardless of its source; or (4) a trust if (i) a court in the United States can exercise primary supervision over the administration of the trust, and one or more United States persons can control all of the substantial decisions of the trust, or (ii) the trust has in effect a valid election to be treated as a United States person for US federal income tax purposes. If a partnership (including for this purpose any entity treated as a partnership for US federal tax purposes) is a beneficial owner of a share of our common stock, the US federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of our common stock that is a partnership and partners in that

James Hardie 2020 Annual Report on Form 20-F	183

partnership should consult their own tax advisers regarding the US federal income tax consequences of holding and disposing of those shares.
This summary does not comprehensively describe all possible tax issues that could influence a current or prospective US Shareholder’s decision to buy or sell shares of our common stock. In particular, this summary does not discuss: (1) the tax treatment of special classes of US Shareholders, like financial institutions, life insurance companies, tax exempt organizations, tax-qualified employer plans and other tax-qualified or qualified accounts, investors liable for the alternative minimum tax, dealers in securities, shareholders who hold shares of our common stock as part of a hedge, straddle or other risk reduction arrangement, or shareholders whose functional currency is not the US dollar; (2) the tax treatment of US Shareholders who own (directly or indirectly by attribution through certain related parties) 10% or more of our voting stock; and (3) the application of other US federal taxes, like the US federal estate tax. The summary is based on the Internal Revenue Code (the “Code”), applicable US Department of Treasury regulations, judicial decisions and administrative rulings and practice, all as of the date of this Annual Report.
Treatment of ADSs
For US federal income tax purposes, a holder of an ADS is considered the owner of the shares of stock represented by the ADS. Accordingly, except as otherwise noted, references in this summary to ownership of shares of our common stock includes ownership of the shares of our common stock underlying the corresponding ADSs.
Taxation of Distributions
Subject to the passive foreign investment company rules discussed below, the tax treatment of a distribution on shares of our common stock held by a US Shareholder depends on whether the distribution is from our current or accumulated earnings and profits (as determined under US federal income tax principles). To the extent a distribution is from our current or accumulated earnings and profits, a US Shareholder will include the amount of the distribution in gross income as a dividend. To the extent a distribution exceeds our current and accumulated earnings and profits, a US Shareholder will treat the excess first as a non-taxable return of capital to the extent of the US Shareholder’s tax basis in those shares and thereafter as capital gain. See the discussion of “Capital Gain Rates” below. Notwithstanding the foregoing described treatment, we do not intend to maintain calculations of our current and accumulated earnings and profits. Dividends received on shares of our common stock will not qualify for the inter-corporate dividends received deduction.
Distributions to US Shareholders that are treated as “qualified dividend income” are generally subject to a maximum rate of 20%. “Qualified dividend income” includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes (1) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program and (2) a foreign corporation that pays dividends with respect to shares of its stock that are readily tradable on an established securities market in the United States. We believe that we are, and will continue to be, a “qualified foreign corporation” and that dividends we pay with respect to our shares will qualify as “qualified dividend income.” To be eligible for the 20% tax rate, a US Shareholder must hold our shares un-hedged for a minimum holding period (generally, 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date of the distribution). Although we believe we presently are, and will continue to be, a “qualified foreign corporation,” we cannot guarantee that we will so qualify. For example, we will not constitute a “qualified foreign corporation” if we are classified as a “passive foreign investment company” (discussed below) in either the taxable year of the distribution or the preceding taxable year. In addition, the net investment income (including dividend income) of certain taxpayers are subject to an additional 3.8% tax rate.

James Hardie 2020 Annual Report on Form 20-F	184

Distributions to US Shareholders that are treated as dividends are generally considered income from sources outside the United States and, for purposes of computing the limitations on foreign tax credits that apply separately to specific categories of income, foreign source “passive category” income or, in the case of certain holders, “general category” income. In addition, special rules will apply to determine a US Shareholder’s foreign tax credit limitation if a dividend distributed with respect to our shares constitutes “qualified dividend income” (as described above). See the discussion of “Credit of Foreign Taxes Withheld” below.
The amount of any distribution we make on shares of our common stock in foreign currency generally will equal the fair market value in US dollars of that foreign currency on the date a US Shareholder receives it. A US Shareholder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt and will recognize ordinary US source gain or loss when it sells or exchanges the foreign currency. US Shareholders who are individuals will not recognize gain upon selling or exchanging foreign currency if the gain does not exceed US$200 in a taxable year and the sale or exchange constitutes a “personal transaction” under the Code. The amount of any distribution we make with respect to shares of our common stock in property other than money will equal the fair market value of that property on the date of distribution.
Credit of Foreign Taxes Withheld
Under certain conditions, including a requirement to hold shares of our common stock un-hedged for a certain period, and subject to limitations, a US Shareholder may claim a credit against the US Shareholder’s federal income tax liability for the foreign tax owed and withheld or paid with respect to distributions on our shares. Alternatively, a US Shareholder may deduct the amount of withheld foreign taxes, but only for a year for which the US Shareholder elects to deduct all foreign income taxes. Complex rules determine how and when the foreign tax credit applies, and US Shareholders should consult their tax advisers to determine whether and to what extent they may claim foreign tax credits.
Sale or Other Disposition of Shares
Subject to the passive foreign investment company rules discussed below, a US Shareholder will recognize capital gain or loss on the sale or other taxable disposition of shares of our common stock, equal to the difference between the US Shareholder’s adjusted tax basis in the shares sold or disposed of and the amount realized on the sale or disposition. Individual US Shareholders may benefit from lower marginal tax rates on capital gains recognized on shares sold, depending on the US Shareholder’s holding period for the shares. See the discussion of “Capital Gain Rates” below. Capital losses that do not offset capital gains are subject to limitations on deductibility. The gain or loss from the sale or other disposition of shares of our common stock generally will be treated as income from sources within the United States for foreign tax credit purposes, unless the US Shareholder is a US citizen residing outside the United States and certain other conditions are met.
Capital Gain Rates
Long-term capital gains of certain US individual Shareholders are subject to a maximum rate of 20%. In addition, the “net investment income” (including long and short-term capital gain income) of certain taxpayers is subject to an additional tax of 3.8%.
Passive Foreign Investment Company (“PFIC”) Status
Special US federal income tax rules apply to US Shareholders owning capital stock of a PFIC. A foreign corporation will be a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value of its assets is “passive assets” (generally assets that generate passive income or assets held for the production of passive income). For these purposes, passive income

James Hardie 2020 Annual Report on Form 20-F	185

excludes certain interest, dividends or royalties from related parties. If we were a PFIC, each US Shareholder would likely face increased tax liabilities upon the sale or other disposition of shares of our common stock or upon receipt of “excess distributions,” unless the US Shareholder elects (1) to be taxed currently on its pro rata portion of our income, regardless of whether the income was distributed in the form of dividends or otherwise (provided we furnish certain information to our shareholders), or (2) to mark its shares to market by accounting for any difference between the shares’ fair market value and adjusted basis at the end of the taxable year by either an inclusion in income or a deduction from income (provided our ADSs, CUFS or common shares satisfy a test for being regularly traded on a qualified exchange or other market). Because of the manner in which we operate our business, we are not, nor do we expect to become, a PFIC.
Controlled Foreign Corporation Status
If more than 50% of either the voting power of all classes of our voting stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of which owns 10% or more of the total combined voting power of all classes of our stock entitled to vote, which we refer to as “10-Percent Shareholders,” we could be treated as a Controlled Foreign Corporation (“CFC”), under the Code. This classification would, among other consequences, require 10-Percent Shareholders to include in their gross income their pro rata shares of our “Subpart F income” (as specifically defined by the Code) and our earnings invested in US property (as specifically defined by the Code).
In addition, gain from the sale or exchange of our common shares by a United States person who is or was a 10-Percent Shareholder at any time during the five-year period ending with the sale or exchange is treated as dividend income to the extent of the earnings and profits attributable to the stock sold or exchanged. Under certain circumstances, a corporate shareholder that directly owns 10% or more of our voting shares may be entitled to an indirect foreign tax credit for income taxes we paid in connection with amounts so characterized as dividends under the Code.
US Federal Income Tax Provisions Applicable to Non-United States Holders
A Non-US Holder means a beneficial owner of our common stock that is (1) a non-resident alien of the United States for US federal income tax purposes; (2) a corporation created or organized in or under the law of a country, or any of its political subdivisions, other than the United States; or (3) an estate or trust that is not a US Shareholder. A Non-US Shareholder generally will not be subject to US federal income taxes, including US withholding taxes, on any dividends paid on our shares or on any gain realized on a sale, exchange or other disposition of the shares unless the dividends or gain is effectively connected with the conduct by the Non-US Shareholder of trade or business in the United States (and is attributable to a permanent establishment or fixed base the Non-US Shareholder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-US Shareholder to be subject to US taxation on a net income basis on income related to the common stock). A corporate Non-US Shareholder under certain circumstances may also be subject to an additional “branch profits tax” on that type of income, the rate of which may be reduced pursuant to an applicable income tax treaty. In addition, gain recognized on a sale, exchange or other disposition of our shares by a Non-US Shareholder who is an individual generally will be subject to US federal income taxes if the Non-US Shareholder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or other disposition occurs and certain other conditions are met.
US Information Reporting and Backup Withholding
Dividend payments on shares of our common stock and proceeds from the sale, exchange or redemption of shares of our common stock may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a current rate of 24%. Backup withholding will not apply to a shareholder

James Hardie 2020 Annual Report on Form 20-F	186

who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. United States persons who are required to establish their exempt status generally must provide that certification on a properly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Shareholders generally will not be subject to US information reporting or backup withholding. However, Non-US Shareholders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US related financial intermediaries.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a shareholder’s US federal income tax liability, and a shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
Irish Taxation
The following is a summary of the material Irish tax consequences generally applicable to shareholders who invest in shares of our common stock, who are neither tax resident, nor ordinarily resident in, Ireland. This summary does not contain a detailed description of all of the Irish tax consequences for all shareholders, which depend on that shareholder’s particular circumstances, and should not be a substitute for advice from an appropriate professional adviser in relation to all of the possible tax issues that could influence a prospective shareholder’s decision to acquire shares of our common stock. This summary is based on Irish tax legislation, relevant Irish case law, other Irish Revenue guidance and published opinions and administrative pronouncements of the Irish tax authorities, income tax treaties to which Ireland is a party, and such other authorities as we have considered relevant, all as in effect and available as at the date of this Annual Report, any of which may change possibly with retroactive effect.
Treatment of ADSs
In general, for Irish tax purposes, an owner of depositary receipts is considered the owner of the shares of stock represented by depositary receipts. Accordingly, except as otherwise noted, references in this Annual Report to ownership of shares of our common stock includes ownership of the shares underlying the corresponding ADSs.
Irish Dividend Withholding Tax
Distributions made by us to non-Irish resident shareholders will, subject to certain exceptions, be subject to Irish dividend withholding tax at a standard rate of income tax (which, from 1 January 2020 is 25% and prior to this was 20%) unless you are a shareholder who falls within one of the categories of exempt shareholders referred to below. Where dividend withholding tax applies, we will be responsible for withholding the dividend withholding tax at source. For dividend withholding tax purposes, a dividend includes any distribution made by us to our shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend.
Dividend withholding tax is not payable where an exemption applies provided that we have received all necessary documentation required by the relevant legislation from our shareholders prior to payment of the dividend.
Certain of our non-Irish tax resident shareholders (both individual and corporate) are entitled to an exemption from dividend withholding tax. In particular, a non-Irish tax resident shareholder is not subject to dividend withholding tax on dividends received from us where the shareholder is:

James Hardie 2020 Annual Report on Form 20-F	187

•
an individual shareholder resident for tax purposes in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty, and the individual is neither resident nor ordinarily resident in Ireland;

•
a corporate shareholder not resident for tax purposes in Ireland nor ultimately controlled, directly or indirectly, by persons so resident and which is resident for tax purposes in either a member state of the EU (apart from Ireland) or a country with which Ireland has a double tax treaty;

•
a corporate shareholder that is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty;

•
a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognized stock exchange in either a member state of the EU (including Ireland where the Company trades only on the Irish stock exchange) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance; or

•
a corporate shareholder that is not resident for tax purposes in Ireland and is wholly-owned, directly or indirectly, by two or more companies the principal class of shares of each of which is substantially and regularly traded on a recognized stock exchange in either a member state of the EU (including Ireland where the Company trades only on the Irish stock exchange) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance; and

•	provided that, in all cases noted above, the shareholder has made the appropriate non-resident declaration to us prior to payment of the dividend.

Where the shareholder is not the beneficial owner, we will be required to withhold Irish dividend withholding tax at an income tax rate of 25% unless the shareholder is a qualifying intermediary under Irish law and that shareholder has received all necessary documentation required by the relevant legislation, as described above, from the beneficial owner prior to payment of the dividend.
Where our shareholders hold ADSs, they may not be required to submit an appropriate declaration in order to receive dividends without deduction of Irish dividend withholding tax provided their registered address is in the US.
Shareholders must complete and send to us a non-resident declaration form in order to avoid Irish dividend withholding tax. If the appropriate declaration is not made, these shareholders will be liable for Irish dividend withholding tax of 25% on dividends paid by us and may not be entitled to offset this tax. In this case, it will be necessary for shareholders to apply for a refund of the withholding tax directly from the Irish Revenue authorities.
Shareholders that do not fulfill the documentation requirements or otherwise do not qualify for one of the withholding tax exemptions outlined above may be able to claim treaty benefits under a double taxation convention. In this regard, where a double taxation convention is in effect between Ireland and the country of residence of a non-resident shareholder, depending on the terms of that double taxation convention, such a non-resident shareholder may be eligible for a full or partial exemption resulting in a lower dividend withholding tax rate than 25%.
For example, under the US-Ireland Treaty, certain US corporate shareholders owning directly at least 10% of our voting power, are eligible for a reduction in withholding tax to 5% with respect to dividends that we pay, unless the shares of common stock held by such residents form part of the business property of a business carried on through a permanent establishment in Ireland. The same exception applies if the beneficial owner of the shares, being a citizen or resident of the United States, performs independent personal services from a fixed base situated in Ireland and the holding of the shares of common stock in respect of which the dividends are paid pertains to such fixed base in Ireland. A shareholder of our common stock, other than an individual, will be ineligible for the benefits of the US-Irish Treaty unless the shareholder

James Hardie 2020 Annual Report on Form 20-F	188

satisfies certain tests under the LOB provisions of Article 23 of the US-Ireland Treaty. To prevent so-called dividend stripping, Irish law generally denies the treaty benefit of a reduced dividend withholding tax rate for any dividend paid to a recipient who is not the “beneficial owner” of the dividend.
Irish Taxes on Income and Capital Gains
Shareholders who are neither tax resident of, nor ordinarily resident in, Ireland should not be subject to any Irish taxes in respect of dividends distributed by us (other than the dividend withholding tax described above) or capital gains realized on the disposition of shares of our common stock unless such shares are used, held or acquired for the purposes of a trade carried on in Ireland through a branch or an agency. An individual who is temporarily a non-resident of Ireland at the time of the disposal may, under anti-avoidance legislation, still be liable to Irish taxation on any chargeable gains realized (subject to the availability of exemptions).
Capital Acquisitions Tax
Irish capital acquisitions tax (“CAT”) applies to gifts and inheritances. Subject to certain tax-free thresholds (which are determined by the relationship between the donor and successor or donee), gifts and inheritances are liable to tax at the rate of 33%. Gifts and inheritances passing between spouses are exempt from CAT.
Where a gift or inheritance is taken under a disposition made on or after 1 December 1999, it will be within the charge of CAT:

•	to the extent that the property of which the gift or inheritance consists is situated in Ireland at the date of the gift or inheritance;

•	where the person making the gift or inheritance is or was resident or ordinarily resident in Ireland at the date of the disposition under which the gift or inheritance is taken; or

•	where the person receiving the gift or inheritance is resident or ordinarily resident in Ireland at the date of the gift or inheritance.
Please note that the charge to CAT in respect of appointments from a discretionary trust can be different and as a result, specific advice should be taken in this regard.
A non-Irish domiciled individual will not be regarded as resident or ordinarily resident in Ireland for CAT purposes on a particular date unless they are resident or ordinarily resident in Ireland on that date and have been resident in Ireland for the five consecutive tax years immediately preceding the year of assessment in which the date falls.
A gift or inheritance of our common stock will be within the charge of CAT, notwithstanding that the person from whom or by whom the gift or inheritance is received is domiciled or resident outside Ireland.
The Estate Tax Convention between Ireland and the United States generally provides for CAT paid on inheritances in Ireland to be credited against US federal estate tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention. The Estate Tax Convention does not apply to CAT paid on gifts. Irish domestic legislation also provides for a general relief from double taxation in respect of gifts and inheritances.
Irish Stamp Duty
Any electronic transfers of shares through the CHESS or the ADR system will be treated as exempt from stamp duty in Ireland. If a shareholder undertakes an off-market transaction involving a transfer of the underlying shares, this will be subject to Irish stamp duty at a rate of 1% of market value or consideration paid, whichever is greater and will not be able to be registered until duly stamped. An off-market transfer of CUFS will also, where evidenced in writing, be subject to the 1% Irish stamp duty. In addition, a conversion of shares into CUFS or ADSs or a conversion of CUFS or ADSs into underlying shares will be liable to 1%

James Hardie 2020 Annual Report on Form 20-F	189

Irish stamp duty where the conversion is on a sale or in contemplation of a sale. In each case, payment of this stamp duty will be the responsibility of the person receiving the transfer.
Documents Available for Review
We are subject to the reporting requirements of the Exchange Act applicable to “foreign private issuers” and in accordance therewith file reports, including annual reports, and other information with the SEC. Such reports and other information have been filed electronically with the SEC since 4 November 2002. The SEC maintains a site on the Internet, at www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. In addition, such reports may be obtained, upon written request, from our company secretary at our corporate headquarters in Ireland or our Investor Relations department in Australia. Such reports and other information filed with the SEC prior to November 2002 may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, or obtained by written request to our company secretary. Although, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the quarterly reporting requirements of the Exchange Act, we:

•	furnish our shareholders with annual reports containing consolidated financial statements examined by an independent registered public accounting firm; and

•	furnish quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information in filings with the SEC under Form 6-K.

James Hardie 2020 Annual Report on Form 20-F	190

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.
We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the US dollar. We also are exposed to interest rate risk associated with our long-term debt, foreign exchange risk relative to our AFFA liability and our Euro denominated long-term debt and commodity price risk relative to changes in prices of commodities we use in production.
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes. There can be no assurance that we will be successful in these mitigation strategies or that fluctuation in interest rates, commodity prices and foreign currency exchange rates will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Foreign Currency Exchange Rate Risk
We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flow. In addition, payments to AICF are required to be made in Australian dollars which, because the majority of our revenues are produced in US dollars, exposes us to risks associated with fluctuations in the US dollar/Australian dollar exchange rate. See “Section 3 – Risk Factors” of this Annual Report.
For our fiscal year ended 31 March 2020, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	Euros	NZ$	Other[1]
Net sales	66.4%	11.1%	14.2%	2.8%	5.5%
Expenses[2]	63.4%	12.6%	16.3%	3.1%	4.6%
Liabilities (excluding borrowings)[2]	21.0%	64.2%	12.0%	2.0%	0.8%
For our fiscal year ended 31 March 2019, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	Euros	NZ$	Other[1]
Net sales	63.9%	12.6%	14.6%	3.2%	5.7%
Expenses[2]	63.4%	12.2%	16.6%	3.3%	4.5%
Liabilities (excluding borrowings)[2]	17.6%	69.5%	11.1%	0.9%	0.9%
____________

1	Comprised of Philippine pesos and Canadian dollars.

2
Liabilities include A$ denominated asbestos liability, which was initially recorded in the fourth quarter of fiscal year 2006. Expenses include cost of goods sold, SG&A expenses, R&D expenses and adjustments to the asbestos liability. See “Section 3 – Risk Factors,” and Note 13 of our consolidated financial statements further information regarding the asbestos liability.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. Further, in order to protect against foreign exchange rate movements, we may enter into forward exchange

James Hardie 2020 Annual Report on Form 20-F	191

contracts timed to mature when settlement of the underlying transaction is due to occur. As of 31 March 2020 and 2019, we had foreign currency forward contracts of nil.
For further information, see Note 14 to our consolidated financial statements in Section 2.
Funding Under the AFFA
The Australian dollar to US dollar assets and liabilities rate moved from 0.7096 as of 31 March 2019 to 0.6177 as of 31 March 2020, a 13% movement, resulting in a US$69.0 million favorable impact on our fiscal year 2020 net income. Assuming that our unfunded net AFFA liability in Australian dollars remains unchanged at A$881.4 million and that we do not hedge this foreign exchange exposure, a 10% movement in the Australian dollar to US dollar exchange rate (at the 31 March 2020 exchange rate of 0.6177) would have approximately a US$54.4 million favorable or unfavorable impact on our net income.
For fiscal year 2019, assuming that our unfunded net AFFA liability in Australian dollars remained unchanged at A$857.2 million and that we did not hedge this foreign exchange exposure, a 10% movement in the Australian dollar to US dollar exchange rate (at the 31 March 2019 exchange rate of 0.7096) would have had approximately a US$55.3 million favorable or US$67.6 million unfavorable impact, respectively, on our net income.
Interest Rate Risk
We have market risk from changes in interest rates, primarily related to our revolving credit facilities. As of 31 March 2020 and 2019, our revolving credit facilities were subject to variable interest rates. The interest rate is calculated two business days prior to the commencement of each draw-down period based on the London Interbank Offered Rate (“LIBOR”) plus the bank margin and is payable at the end of each draw-down period or interest period in the case of a continuation of a loan. If interest rates increase, our debt service obligations on such variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Assuming all loans were fully drawn, each one percentage point change in interest rates would result in a US$5.1 million change in annual cash interest expense under the revolving credit facilities.
From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of 31 March 2020, we had one interest rate swap contract with a total notional principal of US$25.0 million and a fair value of US$0.1 million, which is included in Accounts payable and accrued liabilities. At 31 March 2019, we had interest rate swap contracts with a total notional principal of US$75.0 million and a fair value of US$0.3 million, which was included in Accounts and other receivables. For all of these interest rate swap contracts, we have agreed to pay the fixed interest rate while receiving the floating interest rate. These contracts were entered into to protect against upward movements in LIBOR and the associated interest the Company pays on its external debt.
At 31 March 2020 and 31 March 2019, we had US$130.0 million and US$150.0 million outstanding under our credit facilities exposing us to market risk due to changes in the rate at which interest accrues.

James Hardie 2020 Annual Report on Form 20-F	192

Commodity Price Risk
We are exposed to changes in prices of commodities used in our operations, primarily associated with energy, fuel and raw materials such as pulp and cement. While we expect to continue operating in tight markets for these commodities, we do enter into various sourcing arrangements in an effort to minimize additional working capital requirements caused by rising prices. These arrangements provide discounts on the prices of such commodities in relation to market prices and indicies, however, if such commodity prices do not continue to rise, these fixed pricing arrangements may negatively impact our cost of sales over the longer-term.
We have assessed the market risk of our core commodities (pulp, cement and silica) and believe that, a +/- 10% change in the average cost of these materials for the year ended 31 March 2020 would have resulted in +/- US$31.8 million or 1.9% impact on our cost of sales for fiscal year 2020.
For fiscal year 2019, we assessed the market risk of our core commodities (pulp, cement and silica) and believe that, a +/- 10% change in the average cost of these materials for the year ended 31 March 2019 would have resulted in +/- US$34.2 million or 2.0% impact on our cost of sales for fiscal year 2019.

James Hardie 2020 Annual Report on Form 20-F	193

SECTION 4

SHARE/CHESS UNITS OF FOREIGN SECURITIES INFORMATION
As of 30 April 2020, JHI plc had 443,144,740 CUFS issued over ordinary shares listed on the ASX and held by CHESS Depositary Nominees Pty Ltd (“CDN”) on behalf of 22,337 CUFS holders. Each CUFS represents the beneficial ownership of one ordinary share and carries the right to one vote. Each CUFS holder can direct CDN on how to vote the ordinary shares on a one vote per CUFS basis. RSUs issued by the Company carry no voting rights.
At 30 April 2020, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly, and we are not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.
Geographic Distribution of Beneficial Ownership of James Hardie Industries plc
The following table shows the geographic distribution of the beneficial holders of our CUFS at 31 March 2020 and 2019:

Geographic Region	31 March 2020	31 March 2019
Australia	61.38%	62.79%
United States	14.65%	18.12%
United Kingdom	4.50%	3.92%
Europe (excluding the United Kingdom)	6.27%	5.39%
Asia	5.08%	2.94%
Other	8.12%	6.84%
As of 30 April 2020, 0.15% of the outstanding shares of our common stock was held by 112 CUFS holders with registered addresses in the United States. In addition, as of 30 April 2020, 1.09% of the outstanding shares of our common stock was represented by ADSs held by three holders, all of whom have registered addresses in the United States. A total of 1.24% of our outstanding capital stock was registered to 115 US holders as of 30 April 2020.
Distribution Schedule of James Hardie Industries plc
The following table shows a distribution of the holders of our CUFS at 30 April 2020:

Size of Holding Range	CUFS			Options
	Holders	Holdings	Total %	Holders	Holdings
1-1,000	14,980	5,617,984	1.27	-	-
1,001-5,000	6,067	13,003,542	2.93	-	-
5,001-10,000	767	5,443,566	1.23	-	-
10,001-100,000	461	10,079,476	2.27	-	-
100,001 and over	62	409,000,172	92.30	-	-
Totals	22,337	443,144,740	100.00	-	-

James Hardie 2020 Annual Report on Form 20-F	194

Based on the closing price of A$22.42 on 30 April 2020, there were 352 CUFS holders that held less than a marketable parcel of shares.
Substantial CUFS holders of James Hardie Industries plc
The following table identifies those CUFS holders who beneficially owned 3% or more of our ordinary shares at 30 April 2020, based on the holdings reported by such CUFS holder in its last shareholder notice filed with JHI plc, the SEC or the ASX, as required by applicable law, and their percentage of shares outstanding based on the number of shares outstanding as of 30 April 2020, which was 443,144,740 shares:

CUFS holder	Shares Beneficially Owned	Percentage of Shares Outstanding
BlackRock, Inc[1]	28,362,694	6.40%
AustralianSuper Pty Ltd[2]	26,555,806	5.99%
Commonwealth Bank of Australia[3]	26,544,061	5.99%
The Vanguard Group, Inc.[4]	24,438,618	5.51%
OppenheimerFunds, Inc.[5]	23,564,091	5.32%
Challenger Limited[6]	18,918,753	4.27%
Mitsubishi UFJ Financial Group, Inc.[7]	17,015,509	3.84%
UniSuper Limited[8]	16,822,664	3.80%
Schroders plc[9]	14,529,189	3.28%
____________

1
BlackRock, Inc most recently became a substantial shareholder on 16 October 2014, and through subsequent sales and purchases currently holds 28,362,694 shares as of 31 December 2019, as reported on a Schedule 13G filed with the SEC on 5 February 2020.

2
AustralianSuper Pty Ltd became a substantial shareholder on 2 September 2019, and through subsequent sales and purchases currently holds 26,555,806 shares as of 6 April 2020, as reported to the Company on 14 April 2020.

3
Commonwealth Bank of Australia and its affiliates most recently became a substantial shareholder on 15 August 2014, and through subsequent sales and purchases currently holds 26,544,061 shares as of 16 March 2020, as reported to the Company on 17 March 2020.

4
The Vanguard Group, Inc. became a substantial shareholder on 17 August 2018, and through subsequent purchases currently holds 24,438,618 shares as of 31 December 2019, as reported on a Schedule 13G filed with the SEC on 10 February 2020.

5	OppenheimerFunds, Inc., more recently became a substantial shareholder on 30 June 2016, with a current holding of 23,564,091 shares, as reported to the Company on 20 July 2016.

6	Challenger Limited became a substantial shareholder on 23 May 2018, and through subsequent purchases currently holds 18,918,753 shares, as reported to the Company on 23 October 2018.

7
Mitsubishi UFJ Financial Group, Inc. became a substantial shareholder on 2 August 2019, and through subsequent sales and purchases currently holds 17,015,509 shares, as reported to the Company on 17 March 2020.

8	UniSuper Limited became a substantial shareholder on 8 October 2019, with a current holding of 16,822,664 shares, as reported to the Company on 9 October 2019.

9	Schroders plc. became a substantial shareholder on 1 June 2015 with a current holding of 14,529,189 shares, as reported to the Company on 21 December 2015 on Form TR-1.

James Hardie 2020 Annual Report on Form 20-F	195

James Hardie Industries plc 20 largest CUFS holders and their holdings as of 30 April 2020

Name	CUFS Holdings	Percentage	Rank
HSBC Custody Nominees (Australia) Limited	142,768,508	32.22%	1
J P Morgan Nominees Australia Pty Limited	121,057,329	27.32%	2
Citicorp Nominees Pty Limited	37,545,961	8.47%	3
National Nominees Limited	29,500,845	6.66%	4
BNP Paribas Nominees Pty Ltd	24,178,438	5.46%	5
BNP Paribas Noms Pty Ltd	9,442,750	2.13%	6
Citicorp Nominees Pty Limited	9,233,752	2.08%	7
Australia Foundation Investment Company Limited	4,400,000	0.99%	8
HSBC Custody Nominees (Australia) Limited	3,110,035	0.70%	9
HSBC Custody Nominees (Australia) Limited	2,644,839	0.60%	10
HSBC Custody Nominees (Australia) Limited	1,959,329	0.44%	11
CS Third Nominees Pty Limited	1,657,992	0.37%	12
BNP Paribas Nominees Pty Ltd	1,403,247	0.32%	13
Argo Investments Limited	1,400,000	0.32%	14
Avanteos Investments Limited	1,189,145	0.27%	15
HSBC Custody Nominees (Australia) Limited	1,145,747	0.26%	16
AMP Life Limited	941,439	0.21%	17
Mutual Trust Pty Ltd	830,644	0.19%	18
Netwealth Investments Limited	814,432	0.18%	19
Australian Foundation Investment Company Limited	788,383	0.18%	20
TOTAL	396,012,815	89.37%

James Hardie 2020 Annual Report on Form 20-F	196

GLOSSARY OF ABBREVIATIONS AND DEFINITIONS

Abbreviations

2001 Plan	2001 Equity Incentive Plan
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASC	Accounting Standards Codification
ASIC	Australian Securities and Investments Commission
ASU	Accounting Standards Update
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CARES Act	US Coronavirus Aid, Relief, and Economic Security Act
CCPA	California Consumer Privacy Act
CDN	CHESS Depositary Nominees Pty Ltd
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHESS	Clearing House Electronic Subregister System
CHRO	Chief Human Resources Officer
Commonwealth	The Commonwealth of Australia
CP Plan	Company Performance Plan
CUFS	CHESS Units of Foreign Securities
EPS	Earnings Per Share
ESG	Environmental, Social and Governance
FASB	Financial Accounting Standards Board
GDPR	General Data Protection Regulation
GEM	Global Exchange Market
IP Plan	Individual Performance Plan
IRS	United States Internal Revenue Service
KPMGA	KPMG Actuarial
LIBOR	London Interbank Offered Rate
LOB	Limitation on Benefits
LTI	Long-Term Incentive
LTIP	Long-Term Incentive Plan 2006
NBSK	Northern Bleached Softwood Kraft, the Company’s benchmark grade of pulp relative to our US business
NOLs	US net operating losses
NSW	New South Wales
NYSE	New York Stock Exchange
OSB	Oriented Strand Board
PDG	Primary Demand Growth
R&D	Research and Development
ROCE	Return on Capital Employed

James Hardie 2020 Annual Report on Form 20-F	197

RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission
SG&A	Selling, General and Administrative
STI	Short-Term Incentive
TCJ Act	US Tax Cuts and Jobs Act
TSR	Total Shareholder Return

Definitions
Financial Measures – Australian equivalent terminology

Because the Company prepares its consolidated financial statements in accordance with US GAAP, the following table and definitions listing cross-references each US GAAP financial measure as used in the Company’s consolidated financial statements to the equivalent non-US GAAP financial measure used by Australian companies.

Consolidated Statements of Operations and Comprehensive Income (Loss) (US GAAP)	Australian equivalent terminology

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
Operating income (loss)	EBIT*

Sum of interest expense and interest income	Net interest income (expense)*
Other income (expense)	Other income (expense)
Income (loss) before income taxes	Operating profit (loss) before income taxes*

Income tax (expense) benefit	Income tax (expense) benefit

Net income (loss)	Net operating profit (loss)*

*- Represents non-US GAAP descriptions used by Australian companies.

Other Financial Measures
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness

James Hardie 2020 Annual Report on Form 20-F	198

EXHIBIT LIST

Exhibit Number	Exhibit Description
1.1
Memorandum of Association of James Hardie Industries plc, as amended (filed as Exhibit 99.4 to the Company’s Report on Form 6-K filed 14 August 2018 (Commission File Number 001-15240) and incorporated by reference herein)

1.2
Articles of Association of James Hardie Industries plc (filed as Exhibit 99.4 to the Company’s Report on Form 6-K filed 14 August 2018 (Commission File Number 001-15240) and incorporated by reference herein)

2.1
Amended and Restated Deposit Agreement, by and among James Hardie Industries plc, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (filed as Exhibit 99.A to the Company’s Registration Statement on Form F-6 filed on 25 September 2014 (Commission File Number 333-198928) and incorporated by reference herein)

2.2
Form of Amendment No. 1 to Amended and Restated Deposit Agreement (filed as Exhibit 99(A)(2) to the Company’s Post-Effective Amendment No. 1 to Form F-6 filed on 03 September 2015 (Commission File Number 333-198928) and incorporated by reference herein)

2.3
Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (filed as Exhibit 4.12 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.4
Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.14 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.5
Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.34 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.6
Letter Agreement, dated 21 March 2007, amending the Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.35 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.7
Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.37 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.8
Letter Agreement, dated 21 March 2007, amending the Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.38 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.9
Amending Deed to Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.10
Amending Deed to Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 2.12 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.11
Amending Deed (Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.36 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2020 Annual Report on Form 20-F	199

Exhibit Number	Exhibit Description
2.12
Amending Deed (Performing Subsidiary Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.39 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.13
Indenture, dated 13 December 2017, by and among James Hardie International Finance Designated Activity Company, the guarantors named therein and Deutsche Bank Trust Company Americas (filed as Exhibit 2.13 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

2.14	Form of 4.750% Senior Note due 2025 (filed as Exhibit 2.14 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)
2.15	Form of 5.000% Senior Note due 2028 (filed as Exhibit 2.15 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)
2.16
Amended and Restated Credit and Guaranty Agreement, dated 13 December 2017, by and among James Hardie International Finance Designated Activity Company and James Hardie Building Products Inc., as borrowers, James Hardie International Group Limited and James Hardie Technology Limited, as guarantors, James Hardie Industries plc, as parent, HSBC Bank USA, National Association, as administrative agent, and the other lender parties thereto (filed as Exhibit 2.16 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

2.17
364-Day Term Loan and Guaranty Agreement, dated 13 December 2017, by and among James Hardie International Finance Designated Activity Company and James Hardie Building Products Inc., as borrowers, James Hardie International Group Limited and James Hardie Technology Limited, as guarantors, James Hardie Industries plc, as parent, HSBC Bank USA, National Association, as administrative agent, and the other lender parties thereto (filed as Exhibit 2.17 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

2.18
Indenture, dated 4 October 2018, among James Hardie International Finance Designated Activity Company, the guarantors listed therein, Deutsche Bank Trust Company Americas, as Trustee and Registrar and Deutsche Bank AG, London Branch, as Paying Agent and Transfer Agent (filed as Exhibit 99.8 to the Company’s Report on Form 6-K filed 8 November 2018 (Commission File Number 001-15240 and incorporated by reference herein)

2.19	Form of 3.625% Senior Notes due 2026 ((filed as Exhibit 99.8 to the Company’s Report on Form 6-k filed 8 November 2018 (Commission File Number 001-15240 and incorporated by reference herein)
2.20*	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934
4.1
Amended and Restated James Hardie Industries SE 2001 Equity Incentive Plan (filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.2
Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006 (filed as Exhibit 99.5 to the Company’s Report on Form 6-K filed 14 August 2018 (Commission File Number 001-15240 and incorporated by reference herein)

4.3
Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto (filed as Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed on 7 July 2005 (Commission File 001-15240) and incorporated by reference herein)

4.4
Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto (filed as Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed on 7 July 2005 (Commission File 001-15240) and incorporated by reference herein)

4.5
Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and supervisory board directors and managing board directors (filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2020 Annual Report on Form 20-F	200

Exhibit Number	Exhibit Description
4.6
Form of Indemnity Agreement between James Hardie Building Products, Inc. and supervisory board directors, managing board directors and certain executive officers (filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.7
Form of Irish law-governed Deed of Access, Insurance and Indemnity between James Hardie Industries SE, a European Company registered in Ireland, and its directors, company secretary and certain senior employees thereto (filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-4 filed on 23 June 2009 (Commission File 333-160177) and incorporated by reference herein)

4.8
Form of Deed of Access, Insurance and Indemnity between James Hardie Industries plc, and certain indemnitees thereto (filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on 21 May 2015 (Commission File 001-15240) and incorporated by reference herein)

4.9
Deed of Release - Unions and Banton, dated 21 December 2005, by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed on 29 September 2006 (Commission File 001-15240) and incorporated by reference herein)

4.10
Deed of Release, dated 22 June 2006, by and between James Hardie Industries N.V. and The State of New South Wales (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 29 September 2006 (Commission File 001-15240) and incorporated by reference herein)

4.11
Amended and Restated Final Funding Agreement, dated 21 November 2006, by and among James Hardie Industries N.V., James Hardie 117 Pty Ltd, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 99.4 to the Company’s Report on Form 6-K filed on 05 January 2007 (Commission File 001-15240) and incorporated by reference herein)

4.12
Asbestos Injuries Compensation Fund Amended and Restated Trust Deed, dated 14 December 2006, by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited (filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.13
Second Irrevocable Power of Attorney, dated 14 December 2006, by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales (filed as Exhibit 4.26 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.14
Deed of Accession, dated 14 December 2006, by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited and The State of New South Wales (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.15
Amendment to Amended and Restated Final Funding Agreement, dated 6 August 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.16
Deed Poll, dated 11 June 2008, amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.17
Amendment to Amended and Restated Final Funding Agreement, dated 8 November 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2020 Annual Report on Form 20-F	201

Exhibit Number	Exhibit Description
4.18
Amendment to Amended and Restated Final Funding Agreement, dated 11 June 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.24 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.19
Amended and Restated Final Funding Agreement - Address for Service of Notice on Trustee, dated 13 June 2008 (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.20
Amendment to Amended and Restated Final Funding Agreement, dated 17 July 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 10.27 to the Company’s Registration Statement on Form F-4 filed on 23 June 2009 (Commission File 333-160177) and incorporated by reference herein)

4.21
Deed of Confirmation, dated 23 June 2009, by and among James Hardie Industries N.V, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 10.37 to the Company’s Registration Statement on Form F-4/A filed on 10 July 2009 (Commission File 333-160177) and incorporated by reference herein)

4.22
Amending Agreement (Parent Guarantee), dated 23 June 2009, by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales and James Hardie Industries N.V. (filed as Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

4.23
Deed to amend the Amended and Restated Final Funding Agreement and facilitate the Authorized Loan Facility, dated 9 December 2010, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.24
AICF facility agreement, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.40 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.25
Fixed and Floating Charge, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.41 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.26
Deed to amend the Amended and Restated Final Funding Agreement, dated 29 February 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.27
Deed to amend the Amended and Restated Final Funding Agreement, dated 28 March 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.28 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2020 Annual Report on Form 20-F	202

Exhibit Number	Exhibit Description
4.28
Summary of Amendments to Amended and Restated Final Funding Agreement, dated 20 December 2013, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.37 to the Company’s Annual Report on Form 20-F filed on 26 June 2014 (Commission File 001-15240) and incorporated by reference herein)

4.29
Deed of Amendment, dated 27 February 2015, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed on 21 May 2015 (Commission File Number 001-15240) and incorporated by reference herein)

4.30
Sale and Purchase Agreement related to XI (DL) Holdings GmbH, dated 7 November 2017, by and among Xella International S.A., as seller, Platin 1391. GmbH (now known as James Hardie Germany GmbH) as purchaser, and James Hardie International Group Limited, as guarantor (filed as Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

4.31
Deed of Amendment, Amended and Restated Final Funding Agreement, dated 19 December 2017, by and among James Hardie Industries plc, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee for each of the Compensation Fund (filed as Exhibit 4.31 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

4.32
Amendment to Sale and Purchase Agreement, dated 13 December 2017, by and among Xella International S.A., as seller, Platin 1391. GmbH (now known as James Hardie Germany GmbH) as purchaser, and James Hardie International Group Limited, as guarantor (filed as Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

4.33
Second Amendment and Accession Agreement to the Sale and Purchase Agreement related to XI (DL) Holdings GmbH, dated 3 April 2018, by and among Xella International S.A., James Hardie Germany GmbH, James Hardie International Group Limited and James Hardie International Finance Designated Activity Company (filed as Exhibit 4.33 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

8.1*	List of significant subsidiaries of James Hardie Industries plc
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young LLP, independent registered public accounting firm
15.2*	Consent of KPMG Actuarial
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

James Hardie 2020 Annual Report on Form 20-F	203

Exhibit Number	Exhibit Description
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and included as part of the Exhibit 101 Inline XBRL Document Set)
____________
*    Filed herewith

James Hardie 2020 Annual Report on Form 20-F	204

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ JACK TRUONG
Jack Truong
Date: 19 May 2020		Chief Executive Officer
This Annual Report has been approved by the Board of Directors of James Hardie Industries plc.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ MICHAEL N. HAMMES
Michael N. Hammes
Date: 19 May 2020		Chairman

End of
Appendix to the
Directors’ Report

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF JAMES HARDIE INDUSTRIES PLC
Opinion
We have audited the financial statements of James Hardie Industries plc (the ‘Parent Company’) and its subsidiaries (the ‘Group’) for the year ended 31 March 2020 which comprise the Consolidated Statements of Operations and Comprehensive Income, the Consolidated Balance Sheets, the Consolidated Statements of Cash Flows, the Consolidated Reconciliation of Movement in Shareholders' Equity (Deficit), the Company Balance Sheet, the Company Statement of Changes in Equity, the related notes 1 to 37 in respect of the Group financial statements (and solely that information explicitly incorporated by reference therefrom) and the related notes 1 to 15 in respect to the Parent Company financial statements, including a summary of significant accounting policies as set out therein. The financial reporting framework that has been applied in the preparation of the Group financial statements is Irish law and US Generally Accepted Accounting Principles (US GAAP), as defined in section 279 of Part 6 of the Companies Act 2014, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of that Part of the Companies Act 2014. The financial reporting framework that has been applied in the preparation of the Parent Company financial statements is applicable Irish law and accounting standards, including FRS 101 Reduced Disclosure Framework (Generally Accepted Accounting Practice in Ireland).
In our opinion:

•
the Group financial statements give a true and fair view of the assets, liabilities and financial position of the Group as at 31 March 2020 and of the profit for the Group for the year then ended, and have been properly prepared in accordance with US Generally Accepted Accounting Principles (US GAAP), as defined in section 279 of Part 6 of the Companies Act 2014, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of that Part of the Companies Act 2014;

•
the Parent Company statement of financial position gives a true and fair view of the assets, liabilities and financial position of the Parent Company as at 31 March 2020, and has been properly prepared in accordance with Generally Accepted Accounting Practice in Ireland; and

•	the financial statements have been properly prepared in accordance with the requirements of the Companies Act 2014.
Basis for opinion
We conducted our audit in accordance with International Standards on Auditing (Ireland) (ISAs (Ireland)) and applicable law. Our responsibilities under those standards are described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group and the Parent Company in accordance with ethical requirements that are relevant to our audit of financial statements in Ireland, including the Ethical Standard issued by the Irish Accounting and Auditing Supervisory Authority (IAASA), as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Conclusions relating to going concern
We have nothing to report in respect of the following matters in relation to which ISA 570 (Ireland) ‘Going concern’ requires us to report to you where:

•	The directors’ use of the going concern basis of accounting in the preparation of the financial statements is not appropriate; or

•
The directors have not disclosed in the financial statements any identified material uncertainties that may cast significant doubt about the Group and Parent Company’s ability to continue to adopt the going concern basis of accounting for a period of at least twelve months from the date when the financial statements are authorised for issue.

FY 2020 Irish Statutory Accounts	9

Key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) we identified. These matters include those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit, and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Risk	Our response to the risk	Key observations communicated to the Audit Committee
Asbestos liability valuation
As more fully described in Note 14 to the consolidated financial statements, the Company has an asbestos liability of $986.4 million (2019: $1,089.6 million). The liability relates to an agreement to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund established to provide compensation for proven Australian-related personal injuries.

The asbestos liability is significant to our audit because the assessment process, which includes actuarial estimates of projected future cash flows to reflect a probability-weighted expected outcome of those future cash flows, involves inherent uncertainty, is complex, uses subjective assumptions and the amounts involved are material to the financial statements taken as a whole.

We tested the underlying claims data used in the actuarial estimate calculated by KPMG Actuarial (KPMGA), who was engaged and appointed by the AICF, by comparing the inputs to internal and external data and substantively testing the data on a sample basis. We involved our valuation specialists locally in Australia, as well as in the United States, to assist in evaluating the methodologies and key assumptions related to the total projected number of claims, the typical cost of settlement, inflation rates, the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims, the estimate for overseas claim exposure, and the timing of settlements used in the calculation of the asbestos liability. With the support of our valuation specialists, we independently developed a range for the asbestos liability and compared that to management’s carried liability. We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company’s controls over the asbestos liability and their oversight of KPMGA.
We have also assessed the adequacy of the related disclosures in the James Hardie Industries plc consolidated financial statements.

Our communication included the results of our procedures as well as observations from the actuarial report and the resulting impact of the asbestos valuation on the consolidated financial statements and related footnotes.

FY 2020 Irish Statutory Accounts	10

Risk	Our response to the risk	Key observations communicated to the Audit Committee
Impairment of Long-Lived Assets
For the year ended 31 March 2020, the Company recorded an $84.4 million impairment expense primarily related to property, plant and equipment, operating lease right-of-use asset and asset retirement obligations.
The impairment of long-lived assets is significant to our audit as estimates underlying the determination of fair value are based on assumptions about future market and economic conditions, the long term demand of the Company’s products and the discount rate.

We tested the long-lived asset impairment assessments by evaluating the methodologies, significant assumptions and the underlying data used by the Company in determining fair value.
We involved our valuation specialists to evaluate the Company’s determination of the fair value of certain land, building, equipment including salvage values and asset retirement obligations by evaluating comparable market data and independently developing a range of fair values.

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the long-lived asset impairment processes, including identification of indicators of impairment, and controls over management’s review of the significant assumptions underlying the fair value determination.
We also considered the adequacy of disclosures in the James Hardie Industries plc consolidated financial statements.

Our observations included, the results of our procedures related to the impairment of long-lived assets recorded in the consolidated financial statements and related footnotes.

In the prior year, our auditor’s report included a key audit matter in relation to the Fermacell acquisition. In the current year, this is no longer considered a key audit matter as the transaction was completed in 2019.

FY 2020 Irish Statutory Accounts	11

Our application of materiality
We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.
Materiality
Materiality is the magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.
We determined materiality for the Group to be $18.0 million (2019: $16.6 million), which is approximately 5% of the Group’s profit before tax of $288.0 million, adjusted for the add-back of asbestos adjustments of $58.2 million and certain one off impairment charges of $45.7 million (2019: 2% of Group’s gross margin of $830.9 million). We believe that both adjusted profit before tax and gross margin are key performance indicators for the Group. In the current year we considered adjusted profit before tax to be the most appropriate performance metric on which to base our materiality calculation as we consider it to be the most relevant performance measure to the main stakeholders of the Group and therefore changed our materiality basis to this.
During the course of our audit, we reassessed initial materiality and the only change in final materiality was to reflect the actual reported performance of the Group in the year.
Performance materiality
Performance materiality is the application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.
On the basis of our risk assessments, together with our assessment of the Group’s overall control environment, our judgement was that performance materiality should be set at 50% of our planning materiality, namely $9.0 million (2019: $8.3 million). We have set performance materiality at this percentage due to our past history of a low number of misstatements, our ability to assess the likelihood of misstatements, both corrected and uncorrected, the effectiveness of the control environment and other factors affecting the entity and its financial reporting.
Audit work at component locations for the purpose of obtaining audit coverage over significant financial statement accounts is undertaken based on a percentage of total performance materiality. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. In the current year, the range of performance materiality allocated to components was $1.80 million to $9.0 million.
Reporting threshold
Reporting Threshold is the amount below which identified misstatements are considered as being clearly trivial.
We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of $0.9 million (2019: $0.83 million), which is set at approximately 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.
We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

FY 2020 Irish Statutory Accounts	12

Audit Scope

•	We performed an audit of the complete financial information of 5 full-scope components and performed audit procedures on specific balances for a further 3 components.

•
The components where we performed either full or specific audit procedures accounted for 92.3% of the Group’s Adjusted Profit Before Tax, 94.0% of the Group’s Revenue and 93.8% of the Group’s Total Assets.

•	‘Components’ represent business units across the Group considered for audit scoping purposes.
An overview of the scope of our audit
Tailoring the scope
Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determine our audit scope for each entity within the Group. Taken together, this enables us to form an opinion on the Consolidated Financial Statements. We take into account size, risk profile, the organisation of the Group and effectiveness of group-wide controls and other factors when assessing the level of work to be performed at each entity.
In assessing the risk of material misstatement to the Group financial statements, and to ensure we had adequate quantitative coverage of significant accounts in the financial statements, of the 17 (2019: 16) reporting components of the group, we selected 8 components covering entities across the Americas, APAC and Europe, which represent the principal business units within the Group.
Of the 8 (2019: 8) components selected, we performed an audit of the complete financial information of 5 (2019: 5) components (“full scope components”) which were selected based on their size or risk characteristics. Of the 5 full scope components selected, 2 such components relate to U.S. Corporate Headquarters and other corporate entities as well as the Group’s consolidation functions. For the 3 (2019: 3) components (“specific scope” and “specified procedures” components), we performed audit procedures on specific accounts within that component that we considered had the potential for the greatest impact on the significant accounts in the financial statements either because of the size of these accounts or their risk profile.

The reporting components where we performed audit procedures accounted for 92.3% of the Group’s adjusted profit before tax (2019: 89.3% of the Group’s gross margin), 94.0% (2019: 94.5%) of the Group’s revenue and 93.8% (2019: 94.8%) of the Group’s total assets.
For the current year, the full scope components contributed 118.9% of the Group’s adjusted profit before tax (2019: 86.8% of the Group’s gross margin), 91.2% (2019: 91.4%) of the Group’s revenue and 80.2% (2019: 90.5%) of the Group’s total assets. The specific scope and specified procedures components contributed -26.6% of the Group’s adjusted profit before tax (2019: 2.5% of the Group’s gross margin), 2.8% (2019: 3.1%) of the Group’s revenue and 13.6% (2019: 4.3%) of the Group’s total assets. The audit scope of these components may not have included testing of all significant accounts of the component but will have contributed to the coverage of significant accounts tested for the Group.
Of the remaining 9 (2019: 8) components that together represent 7.7% of the Group’s adjusted profit before tax (2019: 10.7% of the Group’s gross margin), none are individually greater than 2% of the Group’s adjusted profit before tax (2019: 2% of the Group’s gross margin). For these components, we performed other procedures, including assigning “review scope” to 5 components representing 2.5% of the Group’s adjusted profit before tax (2019: 3 components representing -2.9% of the Group’s gross margin) and performing analytical review, testing of consolidation journals and intercompany eliminations and foreign currency translation recalculations to respond to any potential risks of material misstatement to the Group financial statements.

FY 2020 Irish Statutory Accounts	13

Involvement with component teams
In establishing our overall approach to the Group audit, we determined the type of work that needed to be undertaken at each of the components by us, EY Dublin, as the primary audit engagement team, or by component auditors from other EY global network firms operating under our instruction. For one specific scope component, audit procedures were performed directly by the primary audit team. For the 5 full scope components and the 2 specific scope and specified procedures components where the work was performed by component auditors, we determined the appropriate level of involvement to enable us to determine that sufficient audit evidence had been obtained as a basis for our opinion on the Group as a whole. The primary team interacted with component teams where appropriate during various stages of the audit, most particularly the full scope component teams, reviewed key working papers and were responsible for the scope and direction of the audit process. This, together with the additional procedures performed at a group level, gave us appropriate evidence for our opinion on the Group financial statements.
Other information
The directors are responsible for the other information. The other information comprises the information included in the Directors’ Report other than the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.
In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.
We have nothing to report in this regard.
Opinions on other matters prescribed by the Companies Act 2014
Based solely on the work undertaken in the course of the audit, we report that:

•
the information given in the directors' report, other than those parts dealing with the non-financial disclosure pursuant to the requirements of the European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017 (as amended) on which we are not required to report, for the financial year for which the statutory financial statements are prepared is consistent with the statutory financial statements in respect of the financial year concerned; and

•
the directors' report, other than those parts dealing with the non-financial disclosure pursuant to the requirements of the European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017 (as amended) on which we are not required to report, has been prepared in accordance with applicable legal requirements.

We have obtained all the information and explanations which we consider necessary for the purposes of our audit.
In our opinion the accounting records of the Parent Company were sufficient to permit the financial statements to be readily and properly audited and the Parent Company Balance Sheet is in agreement with the accounting records.
Matters on which we are required to report by exception
Based on the knowledge and understanding of the Company and its environment obtained in the course of the audit, we have not identified material misstatements in the directors' report. The Companies Act 2014 requires us to report to you if, in our opinion, the disclosures of directors’ remuneration and transactions required by sections 305 to 312 of the Act are not made. We have nothing to report in this regard.

FY 2020 Irish Statutory Accounts	14

We have nothing to report in respect of section 13 of the European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017 (as amended), which require us to report to you if, in our opinion, the Company has not provided in the non-financial disclosure the information required by Section 5(2) to (7) of those Regulations, in respect of the year ended 31 March 2019.
Respective responsibilities
Responsibilities of directors for the financial statements
As explained more fully in the directors’ responsibilities statement set out on page 7, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, the directors are responsible for assessing the Group and Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or the Parent Company or to cease operations, or has no realistic alternative but to do so.
Auditor’s responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (Ireland) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.
A further description of our responsibilities for the audit of the financial statements is located on the IAASA's website at:
http://www.iaasa.ie/getmedia/b2389013-1cf6-458b-9b8f-a98202dc9c3a/Description_of_auditors_responsibilities_for_audit.pdf.
This description forms part of our auditor's report.
The purpose of our audit work and to whom we owe our responsibilities
This report is made solely to the Parent Company's members, as a body, in accordance with section 391 of the Companies Act 2014. Our audit work has been undertaken so that we might state to the Parent Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Parent Company and the Parent Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

/s/ Dermot Quinn
Dermot Quinn
For and on behalf of Ernst & Young
Chartered Accountants and Statutory Audit Firm
Dublin
19 May 2020

FY 2020 Irish Statutory Accounts	15

James Hardie Industries plc
Consolidated Statements of Operations and Comprehensive Income

		Years Ended 31 March
(Millions of US dollars, except per share data)	Notes	2020	2019	2018
Net sales	3, 20	$2,606.8	$2,506.6	$2,054.5
Cost of goods sold		(1,673.1)	(1,675.6)	(1,324.3)
Gross profit		933.7	831.0	730.2
Selling, general and administrative expenses		(415.8)	(397.8)	(311.3)
Research and development expenses	2	(32.8)	(37.9)	(33.3)
Asset impairments	7, 8, 9, 20	(84.4)	(15.9)	—
Asbestos adjustments	14	(58.2)	(22.0)	(156.4)
Operating income		342.5	357.4	229.2
Interest expense		(57.5)	(54.2)	(32.9)
Interest income		3.1	4.1	3.4
Loss on early debt extinguishment		—	(1.0)	(26.1)
Other (expense) income	23	(0.1)	0.1	0.7
Income before income taxes	20	288.0	306.4	174.3
Income tax expense	17	(46.5)	(71.8)	(28.2)
Net income		$241.5	$234.6	$146.1

Income per share:
Basic		$0.55	$0.53	$0.33
Diluted		$0.54	$0.53	$0.33
Weighted average common shares outstanding
(Millions):
Basic	2	442.6	441.9	441.2
Diluted	2	444.1	443.0	442.3

Comprehensive income, net of tax:
Net income		$241.5	$234.6	$146.1
Cash flow hedges		—	(0.1)	—
Pension adjustments		0.8	—	—
Currency translation adjustments		(32.6)	(28.9)	0.9
Comprehensive income		$209.7	$205.6	$147.0

Net sales and operating income arose solely from continuing operations.

See Glossary of Abbreviations and Terms on pages 37 and 38.

The accompanying notes are an integral part of these consolidated financial statements

FY 2020 Irish Statutory Accounts	16

James Hardie Industries plc
Consolidated Balance Sheets

		31 March
(Millions of US dollars)	Notes	2020	2019
ASSETS
Fixed Assets
Goodwill	7	$202.7	$206.9
Intangible assets, net	8	166.7	174.4
Property, plant and equipment, net	9	1,342.1	1,394.2
Operating lease right-of-use assets	10	40.5	—
Finance lease right-of-use assets	10	1.7	—

Current Assets
Inventories	6	305.1	317.4
Debtors	24	1,767.9	1,804.2
Investments	25	63.0	62.6
Cash and cash equivalents	4	144.4	78.7
TOTAL ASSETS		$4,034.1	$4,038.4

LIABILITIES
Shareholders' Equity
Called up share capital presented as equity	27	$230.6	$230.0
Share premium		211.3	201.6
Capital redemption reserve		7.2	7.2
Accumulated other comprehensive loss	21	(62.1)	(30.3)
Accumulated equity		654.1	571.7
Total shareholders' equity		1,041.1	980.2

Provisions for liabilities
Deferred income taxes	17	81.9	80.4
Accrued product warranties	13	42.4	46.6
Asbestos liability	14	986.4	1,089.6
Workers' compensation - asbestos	14	22.2	27.8

Creditors (amounts falling due within one year):
Operating lease liabilities	10	14.3	—
Finance lease liabilities	10	0.5	—
Creditors	26	382.8	363.7

Creditors (amounts falling due after one year):
Debt	12	1,354.6	1,380.3
Operating lease liabilities	10	41.4	—
Finance lease liabilities	10	1.5	—
Creditors	26	65.0	69.8
Total Provisions and Creditors		2,993.0	3,058.2
TOTAL LIABILITIES		$4,034.1	$4,038.4

Approved by the Board of Directors and signed on its behalf by:

/s/ Michael Hammes	/s/ Brian Anderson
Michael Hammes	Brian Anderson

The accompanying notes are an integral part of these consolidated financial statements.

FY 2020 Irish Statutory Accounts	17

James Hardie Industries plc
Consolidated Statements of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Cash Flows From Operating Activities
Net income	$241.5	$234.6	$146.1
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortisation	131.5	119.4	92.0
Lease expense	18.1	—	—
Deferred income taxes	64.0	12.7	(76.8)
Stock-based compensation	10.3	12.5	11.1
Asbestos adjustments	58.2	22.0	156.4
Tax benefit from stock options exercised	(0.4)	—	(0.8)
Asset Impairments	77.4	15.9	—
Loss on early debt extinguishment	—	1.0	26.1
Other, net	17.2	16.3	12.6
Changes in operating assets and liabilities:
Accounts and other receivables	(118.6)	(18.1)	(2.0)
Inventories	3.2	(28.6)	(51.7)
Lease assets and liabilities, net	(15.6)	—	—
Prepaid expenses and other assets	(2.6)	(7.5)	(2.8)
Insurance receivable - Asbestos	7.6	4.8	7.3
Accounts payable and accrued liabilities	45.1	(12.9)	14.2
Claims and handling costs paid - Asbestos	(105.6)	(108.8)	(104.4)
Income taxes payable	(11.0)	8.8	26.9
Other accrued liabilities	30.9	15.5	47.8
Net cash provided by operating activities	$451.2	$287.6	$302.0
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(193.8)	$(301.1)	$(203.7)
Proceeds from sale of property, plant and equipment	8.0	—	7.9
Capitalized interest	(9.5)	(5.4)	(4.8)
Acquisition of business	—	(558.7)	—
Purchases of restricted short-term investments - Asbestos	(75.5)	(89.1)	(78.4)
Proceeds from restricted short-term investments - Asbestos	67.0	106.3	40.0
Net cash used in investing activities	$(203.8)	$(848.0)	$(239.0)
Cash Flows From Financing Activities
Proceeds from credit facilities	$330.0	$230.0	$380.0
Repayments of credit facilities	(350.0)	(180.0)	(455.0)
Proceeds from 364-day term loan facility	—	492.4	—
Repayments of 364-day term loan facility	—	(458.8)	—
Proceeds from senior unsecured notes	—	458.8	800.0
Debt issuance costs	—	(6.1)	(15.7)
Repayments of senior unsecured notes	—	—	(400.0)
Call redemption premium paid to note holders	—	—	(19.5)
Proceeds from issuance of shares	—	—	0.2
Repayment of finance lease obligations and borrowings	(0.4)	—	—
Dividends paid	(158.6)	(172.1)	(177.5)
Repayments of NSW Loan - Asbestos	—	—	(51.9)
Net cash (used in) provided by financing activities	$(179.0)	$364.2	$60.6
Effects of exchange rate changes on cash	$(6.2)	$6.6	$(3.2)
Net increase (decrease) in cash and cash equivalents	62.2	(189.6)	120.4
Cash and cash equivalents at beginning of period	123.6	313.2	192.8
Cash and cash equivalents at end of period	$185.8	$123.6	$313.2

Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$8.3	$25.9	$8.1

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	$52.0	$51.6	$21.5
Cash paid during the year for income taxes, net	$52.5	$26.3	$49.1
Cash paid to AICF	$108.9	$103.0	$102.2

The accompanying notes are an integral part of these consolidated financial statements.

FY 2020 Irish Statutory Accounts	18

James Hardie Industries plc
Consolidated Reconciliation of Movement in Shareholders’ Equity (Deficit)

(Millions of US dollars)	Called up share capital	Share premium	Capital redemption reserve	Accumulated equity (deficit)	Accumulated other comprehensive gain (loss)	Total
Balances as of 31 March 2017	$229.1	$177.8	$7.2	$(624.1)	$(2.2)	$(212.2)

Net income	—	—	—	146.1	—	146.1
Other comprehensive income	—	—	—	—	0.9	0.9
Stock-based compensation	0.4	11.6	—	(0.9)	—	11.1
Equity awards exercised	—	0.2	—	—	—	0.2
Dividends paid	—	—	—	(167.6)	—	(167.6)
Balances as of 31 March 2018	$229.5	$189.6	$7.2	$(646.5)	$(1.3)	$(221.5)

Net income	—	—	—	234.6	—	234.6
Other comprehensive loss	—	—	—	—	(29.0)	(29.0)
Stock-based compensation	0.5	12.0	—	—	—	12.5
Adoption of ASU 2016-16	—	—	—	1,160.3	—	1,160.3
Dividends paid	—	—	—	(176.7)	—	(176.7)
Balances as of 31 March 2019	$230.0	$201.6	$7.2	$571.7	$(30.3)	$980.2

Net income	—	—	—	241.5	—	241.5
Other comprehensive loss	—	—	—	—	(31.8)	(31.8)
Stock-based compensation	0.6	9.7	—	—	—	10.3
Adoption of ASU 2016-02 (Note 33)	—	—	—	0.2	—	0.2
Dividends paid	—	—	—	(159.3)	—	(159.3)
Balances as of 31 March 2020	$230.6	$211.3	$7.2	$654.1	$(62.1)	$1,041.1

The accompanying notes are an integral part of these consolidated financial statements.

FY 2020 Irish Statutory Accounts	19

James Hardie Industries plc
Notes to Consolidated Financial Statements

1. Background and Basis of Presentation

Statement of Compliance

The financial statements of James Hardie Industries plc (“JHI plc” or the "Company") for the year ended 31 March 2020 were authorised for issue by the Board of Directors on 19 May 2020 and the balance sheet was signed on the Board’s behalf by Michael Hammes and Brian Anderson. The Company is incorporated and domiciled in Ireland and the incorporation number is 485719.

These financial statements were prepared in accordance with the Companies Act 2014 (the “Companies Act”) and accounting principles generally accepted in the United States of America (“US GAAP”), modified to comply with specific provisions of Irish Company Law.

Nature of Operations

JHI plc manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand, the Philippines and Canada. On 3 April 2018, JHI plc completed the acquisition of German-based XI (DL) Holdings GmbH (n/k/a James Hardie Europe Holdings GmbH) and its subsidiaries (including, but not limited to, Fermacell GmbH (n/k/a James Hardie Europe GmbH)) (collectively, "Fermacell"). Fermacell manufactures and sells fiber gypsum and cement-bonded building products primarily in continental Europe.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”.

The directors have elected to prepare the consolidated financial statements of the Company in accordance with Section 279 of the Companies Act 2014, which provides that a true and fair view of the state of affairs and profit or loss may be given by preparing the financial statements in accordance with US GAAP, as defined in Section 279(1) of the Companies Act 2014, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Act 2014 or of any regulations made thereunder.

These consolidated financial statements are prepared in accordance with Irish Company Law, to present to the shareholders of the Company and file with the Companies Registration Office in Ireland. Accordingly, these consolidated financial statements include presentation and additional disclosures required by the Republic of Ireland’s Companies Act 2014 in addition to those disclosures required under US GAAP.

Irish Company law requires that goodwill is written off over a period of time which does not exceed its useful economic life. However, we do not believe this gives a true and fair view as not all goodwill and intangible assets decline in value. In addition, since goodwill that does decline in value rarely does so on a straight-line basis, straight-line amortization of goodwill over an arbitrary period does not reflect the economic reality.

FY 2020 Irish Statutory Accounts	20

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Consistent with US GAAP, we consider goodwill an indefinite-lived intangible asset that is not amortized over an arbitrary period. Rather, we account for goodwill in accordance with US GAAP. Therefore, in order to present a true and fair view of the economic reality, goodwill is considered indefinite-lived and is not amortized. We are not able to reliably estimate the impact on the financial statements of the true and fair override on the basis that the useful economic life of goodwill cannot be predicted with a satisfactory level of reliability nor can the pattern in which goodwill diminishes be known.

Goodwill represents amounts paid for an acquisition in excess of the fair value of net assets received. We test goodwill for impairment annually, or more frequently if changes in circumstances or the occurrence of events suggest an impairment exists.

Differences in Presentation

The consolidated financial statements included in the Appendix to the Directors’ Report are prepared in accordance with US GAAP, and the Irish Statutory Accounts are modified to comply with Irish Company Law. Accordingly, there are differences in presentation on the consolidated statement of operations and comprehensive income, consolidated balance sheets, consolidated statements of cash flows and consolidated reconciliation of movement in shareholders’ equity (deficit).

Held for sale classification

In the Company’s US GAAP consolidated financial statements, net assets of US$0.4 million and US$5.8 million were moved to a held for sale account at 31 March 2020 and 2019, respectively, which is included in current assets on the balance sheet of the US GAAP consolidated financial statements. The held for sale classification is not applicable under Irish Company Law, and as such, the net assets are presented under their relevant headings in the Irish Statutory accounts.

As a result of this adjustment, property, plant and equipment, net in the Irish Statutory Accounts is higher by US$0.4 million and US$5.8 million and Debtors is lower by US$0.4 million and US$5.8 million compared to the US GAAP consolidated balance sheet at 31 March 2020 and 2019, respectively.

Direct acquisition costs
During the year ended 31 March 2019, the Company paid direct costs of US$5.8 million to a third party as part of the acquisition of Fermacell GmbH (n/k/a James Hardie Europe GmbH). In the Company's US GAAP consolidated financial statements, these direct costs were expensed as transaction costs and were recorded in Selling, general and administrative expenses on the US GAAP consolidated statement of operations and comprehensive income. Direct costs directly attributable to an acquisition are required to be capitalized as Goodwill under Irish Company Law, and as such, these costs are being capitalized in the Irish Statutory accounts.

FY 2020 Irish Statutory Accounts	21

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The impact on the consolidated financial statements was as follows:

	Year ended 31 March 2020
(Millions of US dollars)	As reported in Irish Statutory Accounts[1]	Adjustments	As reported in US GAAP Consolidated Statement
Goodwill[1]	202.7	5.8	196.9
Accumulated equity[1,2]	654.1	(5.8)	659.5
[1]Difference due to treatment of direct acquisition costs paid by the Company during the year ended 31 March 2019 which will continue to exists in future fiscal years. For additional information, refer to Note 1 of the consolidated financial statements for the year ended 31 March 2019.

[2]The Accumulated equity (deficit) as reported in the Irish Statutory Accounts at 31 March 2019 includes adjustments in prior years of US$11.2 million that were recorded to modify the US GAAP financial statements in accordance with Irish Company Law.

	Year ended 31 March 2019
(Millions of US dollars)	As reported in Irish Statutory Accounts[1]	Fiscal Year 2019 Adjustments	As reported in US GAAP Consolidated Statement
Selling, general and administrative expenses	397.8	(5.8)	403.6
Net Income	234.6	5.8	228.8
Goodwill	206.9	5.8	201.1
Accumulated equity[1]	571.7	(5.8)	577.1
[1]The Accumulated equity (deficit) as reported in the Irish Statutory Accounts at 31 March 2019 includes adjustments in prior years of US$11.2 million that were recorded to modify the US GAAP financial statements in accordance with Irish Company Law.

Accounts payable and accrued liabilities and Purchases of property, plant and equipment
In connection with the preparation of the consolidated financial statements for the three months ended 30 June 2019, the Company determined that amounts previously reported in its consolidated statement of cash flows for the years ended 31 March 2019 and 2018 reflected a misclassification which understated net cash used in investing activities with an equal understatement of net cash provided by operating activities for the years ended 31 March 2019 and 2018.
This misclassification had no effect on the Company's consolidated balance sheets, statements of operations and comprehensive income or statements of changes in shareholders' equity (deficit) as of and for the years ended 31 March 2019 and 2018.
As a result of this adjustment, the change in Accounts payable and accrued liabilities and Purchases of property, plant and equipment is lower by US$16.4 million and US$6.5 million for the years ended 31 March 2019 and 2018, respectively, in the Irish Statutory Accounts compared to the US GAAP Consolidated Statements of Cash Flows in Section 2 of the Appendix to this Directors' Report.

FY 2020 Irish Statutory Accounts	22

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies
See Note 2 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report for the following significant accounting policies:

● Variable Interest Entities	● Accrued Product Warranties

● Use of Estimates	● Debt

● Foreign Currency Translation/ Remeasurement	● Revenue Recognition

● Restricted Cash and Cash Equivalents	● Income Taxes

● Accounts Receivables	● Financial Instruments

● Inventories	● Fair Value Measurements

● Property, Plant and Equipment	● Stock-Based Compensation

● Leases	● Earnings Per Share

● Depreciation and Amortisation	● Asbestos-related Accounting Policies

● Goodwill and Other Intangible Assets	● Business Combination

● Impairment of Long-Lived Assets	● Recent Accounting Pronouncements

Accounting Principles

All subsidiaries and qualifying VIE are consolidated and all intercompany transactions and balances are eliminated. The US dollar is used as the reporting currency. See Note 1 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report for basis of presentation.

Distribution Costs

The Company includes distribution costs within cost of goods sold.

Research and Development

The Company expenses research and development costs when incurred. Research and development expenses were US$32.8 million, US$37.9 million and US$33.3 million during the years ended 31 March 2020, 2019 and 2018, respectively.

FY 2020 Irish Statutory Accounts	23

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Asbestos

See Note 2 to the US GAAP consolidated financial statements in Section 2 to the Appendix to the Directors’ Report for all disclosures in this accounting policy with the exception of the disclosures under the Asbestos Injuries Compensation Fund (“AICF”) subheader below.

AICF
In February 2007, the Company’s shareholders approved a proposal pursuant to which the Company provides long-term funding to AICF. The Company owns 100% of the performing subsidiary that funds the AICF subject to the provisions of the Amended and Restated Final Funding Agreement (as amended from time to time, “AFFA”). The Company appoints three of the AICF directors and the NSW Government appoints two of the AICF directors.

Although the Company has no legal ownership in AICF, for financial reporting purposes, our interest in AICF is considered variable and we consolidate AICF since the Company appoints three out of the five AICF directors. The Company’s consolidation of AICF results in certain assets and liabilities being recorded on its consolidated balance sheets and certain income and expense transactions being recorded in the consolidated statements of operations and comprehensive income. These items are Australian dollar-denominated and are subject to remeasurement into US dollars at each reporting date.

For the years ended 31 March 2020 and 2019, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide. Future funding of AICF by the Company continues to be linked under the terms of the AFFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.

AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by AICF are treated as reductions in the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income. AICF earns interest on its cash and cash equivalents and on its short-term investments, which is included in the line item Interest income in the consolidated statements of operations and comprehensive income.

See Asbestos-related Accounting Policies in Note 2 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report. See Note 13 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report for further details on the related assets and liabilities recorded in the Company’s consolidated balance sheets under the terms of the AFFA.

Recent Accounting Pronouncements

See Note 2 to the US GAAP consolidated financial statements in Section 2 to the Appendix to the Directors’ Report.

3. Revenues

See Note 3 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

FY 2020 Irish Statutory Accounts	24

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

4. Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos

See Note 4 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report and Note 25 below.

5. Accounts and Other Receivables

See Note 5 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report and Note 24 below.

6. Inventories

See Note 6 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

7. Goodwill
See Note 2 and 7 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

Irish Company law requires that goodwill is written off over a period of time which does not exceed its useful economic life. However, we do not believe this gives a true and fair view as not all goodwill and intangible assets decline in value. In addition, since goodwill that does decline in value rarely does so on a straight-line basis, straight-line amortization of goodwill over an arbitrary period does not reflect the economic reality. Consistent with US GAAP, we consider goodwill an indefinite-lived intangible asset that is not amortized over an arbitrary period. Rather, we account for goodwill in accordance with US GAAP. Therefore in order to present a true and fair view of the economic reality, goodwill is considered indefinite-lived and is not amortized. We are not able to reliably estimate the impact on the financial statements of the true and fair override on the basis that the useful economic life of goodwill cannot be predicted with a satisfactory level of reliability nor can the pattern in which goodwill diminishes be known.

Goodwill represents amounts paid for an acquisition in excess of the fair value of net assets received. We test goodwill for impairment annually, or more frequently if changes in circumstances or the occurrence of events suggest an impairment exists.

The following are the changes in goodwill:

	31 March
(Millions of US dollars)	2020	2019
Balance at beginning of the period	$206.9	$4.9
Acquired during the period	—	217.6
Impairment	(0.2)	(4.6)
Capitalization of direct acquisition costs	—	5.8
Foreign exchange impact	(4.0)	(16.8)
Balance at end of period	$202.7	$206.9

FY 2020 Irish Statutory Accounts	25

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

During the fiscal year ended 31 March 2020, the Company recorded a US$0.2 million goodwill impairment charge in the Asia Pacific Fiber Cement segment due to Company's decision to exit the Ritek® wall systems business. During the fiscal year ended 31 March 2019, the Company recorded a US$4.6 million goodwill impairment charge in the Other Businesses segment due to the Company's decision to cease production of its fiberglass windows business.
8. Intangible Assets
See Note 2 and 7 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.
The following are the changes in intangible assets:

Cost or Valuation
(Millions of US dollars)	Trade Names	Customer Relationships	Other	Total
Balance - 31 March 2019	$116.1	$52.0	$19.2	$187.3
Foreign exchange impact	(2.6)	(0.6)	(0.2)	(3.4)
Balance - 31 March 2020	$113.5	$51.4	$19.0	$183.9

Accumulated Depreciation
Balance - 31 March 2019	$—	$(4.3)	$(8.6)	$(12.9)
Amortization	—	(2.2)	(0.9)	(3.1)
Impairment	—	—	(1.4)	(1.4)
Foreign exchange impact	—	0.1	0.1	0.2
Balance - 31 March 2020	$—	$(6.4)	$(10.8)	$(17.2)

Net carrying amount - 31 March 2019	$116.1	$47.7	$10.6	$174.4

Net carrying amount - 31 March 2020	$113.5	$45.0	$8.2	$166.7

During the fiscal year ended 31 March 2020, the Company recorded total impairment charges on amortizable intangible assets of US$1.4 million in General Corporate costs due to Company's decision to exit the Ritek® wall systems business. During the fiscal year ended 31 March 2019, the Company recorded total impairment charges on amortizable intangible assets of US$2.6 million. An impairment charge of US$2.2 million was recorded to the intangible assets associated with the Other Businesses segment due to the Company's decision to cease production of its fiberglass windows business in the second quarter of fiscal year 2019. Also, the Company made the decision to exit its MCT product line in fiscal year 2019, and as such, recorded an impairment charge in the North America Fiber Cement segment of US$0.4 million on intangible assets associated with this product line.

FY 2020 Irish Statutory Accounts	26

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

9. Property, Plant and Equipment

The Company capitalizes interest as part of the cost of construction of the property, plant and equipment using the weighted average interest rate of the Company’s debt, which is then depreciated on a straight-line basis over the assets’ useful lives. The amount of capitalized interest was US$9.5 million and US$5.4 million for the years ended 31 March 2020 and 2019, respectively. Further, see Note 8 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report and Note 1 above.
10. Leases

See Note 2 and Note 9 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

11. Accounts Payable and Accrued Liabilities

See Note 10 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report and Note 26 below.

12. Long-Term Debt

See Note 11 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

13. Accrued Product Warranties

See Note 12 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

	31 March
(Millions of US dollars)	2020	2019
Amounts falling due within one year	$7.0	$6.8
Amounts falling due after more than one year	35.4	39.8
Accrued product warranties	$42.4	$46.6

14. Asbestos

See Note 13 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

15. Derivative Instruments

See Note 14 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

FY 2020 Irish Statutory Accounts	27

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

16. Commitments and Contingencies

See Note 15 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report and “Legal Proceedings” in Section 3 of the Appendix to the Directors’ Report.

Section 357 Guarantee

Pursuant to the provisions of Section 357 of the Companies Act 2014, the Company has guaranteed the commitments entered into, including amounts shown as liabilities in the statutory financial statements of its wholly-owned subsidiary undertakings James Hardie International Holdings Limited, James Hardie Holdings Limited, James Hardie Technology Holdings 1 Limited and James Hardie Technology Holdings 2 Limited for the financial year ended 31 March 2020 and has met the other conditions set out in that section and, as a result, such subsidiary undertakings have been exempted from the filing provisions of Section 347 of the Companies Act 2014.
17. Income Taxes

See Note 2 and Note 16 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report and Note 32 below.

Deferred tax assets and liabilities are reported in the following consolidated balance sheets captions in the amounts shown:

	31 March
(Millions of US dollars)	2020	2019
Deferred income taxes included in debtors	$1,308.5	$1,442.2
Deferred income taxes included in provisions	(81.9)	(80.4)
Net deferred tax assets	$1,226.6	$1,361.8

Deferred income tax liability activity for the year ended 31 March 2020 is as follows:

(Millions of US dollars)
Balance as 31 March 2019	$(80.4)
Provisions, net	(1.5)
Balance as 31 March 2020	$(81.9)

18. Stock-Based Compensation

See Note 17 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

FY 2020 Irish Statutory Accounts	28

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

19. Capital Management and Dividends

See Note 18 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

Dividends paid as disclosed in the consolidated statement of cash flows represents the value of dividends converted to US dollars at the exchange rate on the date of payment. Dividends paid as disclosed in the consolidated reconciliation of movements in shareholders’ equity (deficit) represents the US dollar value of dividends declared on the record date. The difference in the two values represents the change in foreign currency exchange rates between the record and payment dates.

20. Operating Segment Information and Concentrations of Risk

See Note 19 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report and Note 1 above.
21. Accumulated Other Comprehensive Loss

See Note 20 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

22. Business Combinations

See Note 2 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

Fermacell Acquisition
On 3 April 2018, the Company completed its acquisition of the Fermacell business with Xella International S.A. for a purchase price of €516.4 million (US$635.6 million based on the exchange rate at 3 April 2018). The acquisition was pursuant to the Sales and Purchase Agreement dated 7 November 2017, and was structured as a stock purchase, resulting in 100% ownership of Fermacell.

In connection with this acquisition, the Company incurred related transaction and integration costs of US$21.8 million during the year ended 31 March 2019, which were recorded in the consolidated statements of operations and comprehensive income in Selling, general and administrative expenses.

FY 2020 Irish Statutory Accounts	29

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The following is the purchase price allocation for Fermacell:

(Millions of US dollars)
Cash and cash equivalents	$76.9
Accounts and other receivable	43.7
Inventories	39.7
Other assets	4.1
Property, plant and equipment	230.3
Intangible assets	187.0
Accounts payable	(40.5)
Other liabilities	(41.2)
Deferred tax liabilities	(84.4)
Net assets acquired	$415.6
Goodwill	220.0
Total consideration	$635.6
The purchase price allocation set forth above reflects fair value of the net assets acquired based on analysis performed by management.
The following table summarizes the estimated fair value of acquired identifiable intangible assets:

(Millions of US dollars)	Estimated remaining useful life (years)	Fair Value
Trade name	Indefinite	$126.8
Customer relationships	13	57.8
Other intangible assets	2 - 13	2.4
Total		$187.0
Intangible assets will be evaluated for impairment annually or more frequently if an event occurs or circumstances change that indicate it may be impaired, by comparing its fair value to its carrying amount to determine if a write-down to fair value is required.
Goodwill is attributable primarily to the benefits from the increased scale of the Company as a result of the Fermacell acquisition. Goodwill arising from the Fermacell acquisition is not deductible for income tax purposes.
We recorded adjustments to the preliminary purchase price allocation during 2019 as the Company had up to one year from the acquisition date to finalize its purchase price allocation. The Company finalized its purchase price allocation as of 31 March 2019. During the year ended 31 March 2019, the Company recorded net adjustments of €0.5 million related to property, plant and equipment, other liabilities and deferred taxes valuations, with a corresponding increase in goodwill.

FY 2020 Irish Statutory Accounts	30

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

23. Other (expense) Income

Other (expense) income consists of the following components:

	31 March
(Millions of US dollars)	2020	2019	2018
Gain on interest rate swaps	$(0.1)	$0.1	$0.7
Other (expense) income	$(0.1)	$0.1	$0.7

24. Debtors

		31 March
(Millions of US dollars)	Notes	2020	2019
Amounts falling due within one year:
Accounts and other receivables, net of allowance for
doubtful accounts of US$4.4 million and US$2.9 million
as of 31 March 2020 and 31 March 2019, respectively	5	$363.3	$254.6
Prepaid expenses and other current assets		25.7	25.5
Insurance receivable - Asbestos	14	5.0	7.5
Workers' compensation - Asbestos	14	1.5	2.0
		395.5	289.6

Amounts falling due after more than one year:
Insurance receivable - Asbestos	14	38.5	43.7
Workers' compensation - Asbestos	14	20.7	25.8
Deferred income taxes	17	989.4	1,092.9
Deferred income taxes - Asbestos	14,17	319.1	349.3
Other assets		4.7	2.9
		1,372.4	1,514.6
		$1,767.9	$1,804.2

FY 2020 Irish Statutory Accounts	31

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

25. Investments

Investments consist of the following components:

		31 March
(Millions of US dollars)	Notes	2020	2019
Amounts falling due within one year:
Restricted cash and cash equivalents	4	$5.0	$5.1
Restricted cash and cash equivalents - Asbestos	4,14	36.4	39.8
Restricted short-term investments - Asbestos[1]	14	21.6	17.7
		$63.0	$62.6
_________________
1 All investments are marked-to-market. See Note 13 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report for additional information.

26. Creditors

		31 March
(Millions of US dollars)	Notes	2020	2019
Amounts falling due within one year:
Accounts payable and accrued liabilities	11	$274.7	$255.5
Accrued payroll and employee benefits		87.1	84.9
Income taxes payable	17	8.9	13.4
Other liabilities		12.1	9.9
		382.8	363.7
Amounts falling due after more than one year:
Income taxes payable	17	21.3	25.2
Other liabilities		43.7	44.6
		$447.8	$433.5

27. Called up Share Capital

At 31 March 2020 and 2019, the Company had 2.0 billion shares of common stock at Euro 0.59 par value authorised. The amount of common stock issued at 31 March 2020 and 2019 was 443,144,740 shares and 442,269,905 shares, respectively.

During fiscal year 2020, the Company issued 0.9 million shares under incentive plans.

FY 2020 Irish Statutory Accounts	32

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

28. Employees

The average number of persons employed by the Company, excluding non-executive directors, during each fiscal year was as follows:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
North America Fibre Cement	2,563	2,592	2,659
Asia Pacific Fibre Cement[a]	1,117	1,093	970
Europe Building Products[a]	972	994	80
Other Businesses[b]	—	19	35
Research and Development	156	159	156
Corporate	61	59	60
	4,869	4,916	3,960

[a] Fiscal year 2018 employee numbers were restated based on the Company's new segment reporting.
[b] Effective 31 March 2020 the Other Businesses segment no longer qualifies as a reportable segment.

Employee costs during each fiscal year consist of the following:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Wages and salaries	$386.5	$376.7	$301.6
Equity awards	13.1	11.9	16.7
Social security costs	31.8	31.9	19.3
Pension and postretirement costs	18.6	18.8	15.1
	$450.0	$439.3	$352.7

29. Directors’ Remuneration

See “Remuneration – Remuneration for the Board of Directors” in Section 1 of the Appendix to the Directors’ Report for details of the director fees to both the executive and non-executive directors.

Employment Agreement with Dr Jack Truong
Dr Truong is the only director with an employment agreement at 31 March 2020. See section “Remuneration – Employment and Severance Arrangements” in Section 1 of the Appendix to the Directors’ Report for details of the terms of the CEO’s employment contract. In addition, Dr Truong also receives ‘Other’ benefits described in the summary of employment agreements for senior executives in “Remuneration” in Section 1 of the Appendix to the Directors’ Report.

FY 2020 Irish Statutory Accounts	33

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

30. Auditor’s Remuneration

See “Remuneration of Independent Registered Public Accounting Firm” in Section 2 of the Appendix to the Directors’ Report. In addition, a portion of the total auditor’s remuneration includes amounts paid to the Ernst & Young Irish firm. See Note 14 to the JHI plc company financial statements for further information.

31. Related Party Transactions

Other than the compensation arrangements with our executive officers and directors, the Company has not entered any other related party transactions requiring disclosure during fiscal year 2020. See “Directors, Senior Management and Employees - Remuneration” in Section 1 of the Appendix to the Directors’ Report. See also “Corporate Governance Report - Director Independence” in Section 1 of the Appendix to the Directors’ Report for the Company’s consideration of Director Independence.

32. Subsequent Events

On 14 May 2020, Harold Wiens and Nigel Stein were appointed as a non-executive director of the Company.

33. Adoption of New Standards

See Note 2 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

In February 2016, the FASB issued ASU No. 2016-02, which provides guidance on the amount, timing, and uncertainty of cash flows arising from leases. The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. Lessor accounting will remain largely unchanged from current guidance, however ASU No. 2016-02 will provide improvements that are intended to align lessor accounting with the lessee model and with updated revenue recognition guidance. The amendments in ASU No. 2016-02 shall be applied on a modified retrospective basis and are effective for fiscal years and interim periods within those years, beginning after 15 December 2018, with early adoption permitted. In July 2018, the FASB issued ASU No. 2018-11, which provided a second accepted transition method, which would allow companies to adopt the new lease standard as a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the period of adoption, rather than at the beginning of the earliest period presented. The Company adopted ASU No. 2016-02 (and related clarifying guidance issued by the FASB) starting with fiscal year beginning 1 April 2019 using the modified retrospective transition method outlined in ASU No. 2018-11 with the impact of initial application recognized as a cumulative-effect adjustment of US$0.2 million. Further, the Company recognized a ROU asset of US$79.7 million and a lease liability of US$82.0 million, with the offsetting balance representing a reduction in the previously recognized deferred rent balance at 1 April 2019. As of the date of adoption, there was no impact on the Company’s consolidated statements of operations and comprehensive income or consolidated statements of cash flows.

FY 2020 Irish Statutory Accounts	34

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

34. Investments in Group Undertakings
The Company’s investments in group undertakings are listed below. Unless noted herein, all subsidiaries are wholly-owned by JHI plc, either directly or indirectly as of 31 March 2020.

Name	Nature of Business	Registered Address	Country of Incorporation	Jurisdiction of Tax Residence
Ajempa Holdings Inc. (Minority Interest of 40%)	Trading	Brgy. San Isidro, Cabuyao, Laguna 4025, Philippines	Philippines	Philippines
CGC Products LLC	Inactive subsidiary	231 South La Salle Streeet, Suite 2000, Chicago IL 60604	USA	USA
James Hardie 117 Pty Ltd	Non-operating	Level 20, 60 Castlereagh Street, Sydney NSW 2000, Australia	Australia	Australia
James Hardie Acquisition Co., LLC	Inactive subsidiary	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA	USA
James Hardie Australia Finance Pty Ltd	Non-operating	Level 20, 60 Castlereagh Street, Sydney NSW 2000, Australia	Australia	Australia
James Hardie Australia Pty Ltd	Trading and Manufacturing	Level 20, 60 Castlereagh Street, Sydney NSW 2000, Australia	Australia	Australia
James Hardie Bâtiment SAS	Trading	6, Place de la Madeleine, 75008 Paris, France	France	France
James Hardie Building Products Canada Inc	Trading	c/o McMillan LLP, Brookfield Place, 181 Bay Street, Suite 4400 Toronto, Ontario, Canada M5J 2T3	Canada	Canada
James Hardie Building Products Inc	Trading and Manufacturing	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA	USA
James Hardie Building Products Limited	Trading	One Fleet Place, London, EC4M 7WS, United Kingdom	United Kingdom	United Kingdom
James Hardie Europe B.V.	Trading	Radarweg 60, 1043 NT Amsterdam, The Netherlands	Netherlands	Netherlands
James Hardie Europe Holdings GmbH	Holding	Bennigsen-Platz 1, Düsseldorf, 40474, Germany	Germany	Germany
James Hardie Europe GmbH	Trading and Manufacturing	Bennigsen-Platz 1, Düsseldorf, 40474, Germany	Germany	Germany
Fermacell B.V.	Trading and Manufacturing	Loonse Waard 20, 6606 KG Niftrik, Netherlands	Netherlands	Netherlands
James Hardie France SAS	Trading	30 rue de L'industrie, 92500 Rueil-Malmaison, France	France	France
Fermacell Schraplau GmbH	Manufacturing	Bennigsen-Platz 1, Düsseldorf, 40474, Germany	Germany	Germany
James Hardie Spain S.L.U.	Trading and Manufacturing	Barrio de la Estación s/n, Orejo, Marina de Cudeyo 39719, Cantabria, Spain	Spain	Spain
James Hardie Holdings Limited	Holding	Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland	Ireland	Ireland
James Hardie Insurance Ltd	Insurance	Mill Court, La Charroterie, St. Peter Port, Guernsey, Channel Islands	Guernsey	Guernsey
James Hardie International Finance Designated Activity Company	Treasury	Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland	Ireland	Ireland
James Hardie International Group Limited	Holding	Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland	Ireland	Ireland
James Hardie International Holdings Limited	Holding	Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland	Ireland	Ireland
James Hardie New Zealand Limited	Trading and Manufacturing	c/o TMF Group, Level 12, 55 Shortland Street, Auckland, 1010, New Zealand	New Zealand	New Zealand
James Hardie NL1 B.V.	Holding	Radarweg 60, 1043 NT Amsterdam, The Netherlands	Netherlands	Netherlands
James Hardie NL2 B.V.	Holding	Radarweg 60, 1043 NT Amsterdam, The Netherlands	Netherlands	Netherlands
James Hardie NL3 B.V.	Holding	Radarweg 60, 1043 NT Amsterdam, The Netherlands	Netherlands	Netherlands
James Hardie North America, Inc	Holding	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA	USA
James Hardie N.V.	Holding	Gustav Mahlerlaan 42, 1082 MC Amsterdam, The Netherlands	Netherlands	Netherlands
James Hardie NZ Holdings Limited	Holding	c/o TMF Group, Level 12, 55 Shortland Street, Auckland, 1010, New Zealand	New Zealand	New Zealand
James Hardie Philippines Inc	Trading and Manufacturing	Brgy. San Isidro, Cabuyao, Laguna 4025, Philippines	Philippines	Philippines
James Hardie Research (Holdings) Pty Ltd	Holding	Level 20, 60 Castlereagh Street, Sydney NSW 2000, Australia	Australia	Australia
James Hardie Research Pty Ltd	Research and development	Level 20, 60 Castlereagh Street, Sydney NSW 2000, Australia	Australia	Australia
James Hardie Systems Pty Ltd	Trading and Manufacturing	Level 20, 60 Castlereagh Street, Sydney NSW 2000, Australia	Australia	Australia
James Hardie Technology Holdings 1 Limited	Holding	Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland	Ireland	Ireland
James Hardie Technology Holdings 2 Limited	Holding	Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland	Ireland	Ireland
James Hardie Technology Limited	Intellectual Property	c/o Conyers Dill and Pearman, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	Bermuda	Ireland
James Hardie US Investments Sierra Inc.	Holding	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA	USA
JH Research USA, LLC	Research and development	231 South La Salle Streeet, Suite 2000, Chicago IL 60604	USA	USA
NV Technology Holdings, A Limited Partnership	Intellectual Property	Level 29, 530 Collins Street, Melbourne, VIC 3000, Australia	Australia	Australia
RCI Holdings Pty Ltd	Holding	Level 20, 60 Castlereagh Street, Sydney NSW 2000, Australia	Australia	Australia
RCI Pty Ltd	Inactive subsidiary	Level 20, 60 Castlereagh Street, Sydney NSW 2000, Australia	Australia	Australia
Roan Tools LLC	Trading	231 South La Salle Streeet, Suite 2000, Chicago IL 60604	USA	USA
Siding Solutions Center LLC	Inactive subsidiary	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA	USA
Studorp Ltd	Trading	c/o TMF Group, Level 12, 55 Shortland Street, Auckland, 1010, New Zealand	New Zealand	New Zealand
Victorville Industrial Minerals LLC	Inactive subsidiary	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA	USA
SNC Parc 3	Holding	10 rue de Schumann, Parc d'Activités, 68870 Bartenheim, France	France	France

FY 2020 Irish Statutory Accounts	35

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

35. Profit Attributable to James Hardie Industries plc

In accordance with Section 304 of the Companies Act 2014, the Company is availing of the exemption from presenting the individual Statement of Comprehensive Income to the annual general meeting and from filing it with the Registrar of Companies. JHI plc’s profit for the year ended 31 March 2020 was US$155.7 million (2019: US$160.0 million).

36. Approval of Financial Statements

The consolidated financial statements have been approved and authorised for issue by the Board of Directors of the Company.

37. General information

Registered No.
485719

Registered Office
Europa House, 2nd Floor
Harcourt Centre
Harcourt Street, Dublin 2
D02 WR20
Ireland

Non-Executive Directors
Michael Hammes, USA (Chairman)
Alison Littley, United Kingdom (retired as a director 9 August 2019)
Andrea Gisle Joosen, Sweden
Anne Lloyd, USA
Brian Anderson, USA
David Harrison, USA
Harold Wiens, USA (appointed as a director 14 May 2020)
Moe Nozari, USA (appointed as a director 6 November 2019)
Nigel Stein, United Kingdom (appointed as a director 14 May 2020)
Persio Lisboa, USA
Rada Rodriguez, Sweden
Rudolf van der Meer, Netherlands (retired as a director 9 August 2019)
Russell Chenu, Australia

Executive Director
Jack Truong, USA

Statutory Auditors Ernst & Young Harcourt Centre Harcourt Street Dublin 2 D02 YA40, Ireland Solicitors Arthur Cox Ten Earlsfort Terrace Dublin 2, D02 T380 Ireland Company Secretary Natasha Mercer

FY 2020 Irish Statutory Accounts	36

James Hardie Industries plc
Glossary of Abbreviations and Terms

Abbreviations

2001 Plan	2001 Equity Incentive Plan
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASIC	Australian Securities and Investments Commission
ASU	Accounting Standards Update
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CDN	CHESS Depositary Nominees Pty Ltd
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHESS	Clearing House Electronic Subregister System
Commonwealth	The Commonwealth of Australia
CP Plan	Company Performance Plan
CUFS	CHESS Units of Foreign Securities
EPS	Earnings Per Share
FASB	Financial Accounting Standards Board
GEM	Global Exchange Market
IP Plan	Individual Performance Plan
IRS	United States Internal Revenue Service
KPMGA	KPMG Actuarial
LIBOR	London Interbank Offered Rate
LOB	Limitation on Benefits
LTI	Long-Term Incentive
LTIP	Long-Term Incentive Plan 2006
NAHB	National Association of Home Builders
NBSK	Northern Bleached Softwood Kraft, the Company’s benchmark grade of pulp relative to our US business
NSW	New South Wales
NYSE	New York Stock Exchange
OSHA	United States Occupational Safety and Health Administration
PEL	Permissible Exposure Limit
R&D	Research and Development
ROCE	Return on Capital Employed
RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission
SG&A	Selling, General and Administrative
STI	Short-Term Incentive
TSR	Total Shareholder Return

Former James Hardie Companies – Consists of Amaca Pty Ltd, Amaba Pty Ltd and ABN 60 Pty Ltd.

FY 2020 Irish Statutory Accounts	37

James Hardie Industries plc
Glossary of Abbreviations and Terms (continued)

Terms

Sales volume
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial measures – Irish Company Law equivalents
Net sales – is equivalent to the Irish Company Law measure of turnover.
Income (loss) before income taxes – is equivalent to the Irish Company Law measure of Profit (loss) on ordinary activities before taxation.
Income tax benefit (expense) – is equivalent to the Irish Company Law measure of taxation.
Net income (loss) – is equivalent to the Irish Company Law measure of Profit (loss) for the financial year.
Inventories – is equivalent to the Irish Company Law measure of stocks.
Accumulated equity (deficit) – is equivalent to the Irish Company Law measure of Profit and loss account under Shareholders’ Equity.
Accumulated other comprehensive income (loss) – is equivalent to the Irish Company Law measure of Other reserves.

FY 2020 Irish Statutory Accounts	38

James Hardie Industries plc
Forward-Looking Statements

This Annual Report contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:

▪	statements about the company’s future performance;

▪	projections of the company’s results of operations or financial condition;

▪	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

▪	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;

▪	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

▪	expectations concerning dividend payments and share buy-backs;

▪	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

▪	uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark;

▪	statements regarding the effect and consequences of the novel coronavirus ("COVID-19") public health crisis;

▪	statements regarding tax liabilities and related audits, reviews and proceedings;

▪	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings

▪
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

▪
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

▪
statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 19 May 2020, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required

FY 2020 Irish Statutory Accounts	39

James Hardie Industries plc
Forward-Looking Statements (continued)

contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; risk and uncertainties arising out of the COVID-19 public health crisis, including the likely significant negative impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

FY 2020 Irish Statutory Accounts	40

James Hardie Industries plc
Company Balance Sheet
As at 31 March 2020

	Notes	31 March 2020 US$ millions	31 March 2019 US$ millions
FIXED ASSETS
Financial fixed assets	5	3,358.7	3,349.5
		3,358.7	3,349.5

CURRENT ASSETS
Debtors	6	4.9	7.7
Cash at bank and in hand		0.1	0.2
		5.0	7.9

CREDITORS
-amounts falling due within one year	7	(6.9)	(7.9)
NET CURRENT (LIABILITIES)/ ASSETS		(1.9)	—

CREDITORS
-amounts falling due after more than one year	7	(5.6)	(5.0)
NET ASSETS		3,351.2	3,344.5

CAPITAL AND RESERVES
Called-up share capital presented as equity	9	230.6	230.0
Capital redemption reserve	9	7.2	7.2
Share premium	9	77.8	77.8
Other reserves	9	110.0	100.3
Profit and loss account	9	2,925.6	2,929.2
SHAREHOLDERS' FUNDS		3,351.2	3,344.5

The company profit for the year was US$155.7 million (2019: US$160.0 million).
The financial statements were approved by the Board of Directors on 19 May 2020 and signed on its behalf by:

/s/ Michael Hammes	/s/ Brian Anderson
Michael Hammes	Brian Anderson

FY 2020 Irish Statutory Accounts	41

James Hardie Industries plc
Company Statement of Changes in Equity
As of 31 March 2020

As at 31 March 2020:

	Called-up share capital US$ millions	Capital redemption reserve US$ millions	Share premium US$ millions	Other reserves US$ millions	Profit and loss account US$ millions	Total US$ millions
Balance 31 March 2019	230.0	7.2	77.8	100.3	2,929.2	3,344.5
Profit for the financial year	—	—	—	—	155.7	155.7
Other comprehensive income	—	—	—	—	—	—
Total comprehensive income	—	—	—	—	155.7	155.7
Share-based payment transactions	0.6	—	—	9.7	—	10.3
Dividends paid	—	—	—	—	(159.3)	(159.3)
Balance 31 March 2020	230.6	7.2	77.8	110.0	2,925.6	3,351.2
As at 31 March 2019:

	Called-up share capital US$ millions	Capital redemption reserve US$ millions	Share premium US$ millions	Other reserves US$ millions	Profit and loss account US$ millions	Total US$ millions
Balance 31 March 2018	229.5	7.2	77.8	88.3	2,945.9	3,348.7
Profit for the financial year	—	—	—	—	160.0	160.0
Other comprehensive income	—	—		—	—	—
Total comprehensive income	—	—	—	—	160.0	160.0
Share-based payment transactions	0.5	—	—	12.0	—	12.5
Dividends paid	—	—	—	—	(176.7)	(176.7)
Balance 31 March 2019	230.0	7.2	77.8	100.3	2,929.2	3,344.5

FY 2020 Irish Statutory Accounts	42

James Hardie Industries plc
Notes to Company Financial Statements

1.    Statement of Compliance

The financial statements of James Hardie Industries plc (“JHI plc” or the “Parent Company”) for the year ended 31 March 2020 were authorised for issue by the Board of Directors on 19 May 2020 and the balance sheet was signed on the Board’s behalf by Michael Hammes and Brian Anderson. JHI plc is incorporated and domiciled in Ireland and the incorporation number is 485719.

These financial statements were prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework (“FRS 101”) and in accordance with applicable accounting standards.

JHI plc’s financial statements are presented in US Dollar and all values are rounded to the nearest million except when otherwise indicated.

The accounting records are maintained at the Company’s registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20.

2.    Background and Basis of Presentation

The principal activity of James Hardie Industries plc (JHI plc) is an investment holding company. JHI plc is the ultimate parent company of subsidiaries that manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand, the Philippines and Canada.

JHI plc is registered and domiciled in Ireland and is subject to Irish law as well as relevant European Union Council Regulations and relevant European Union Directives.

JHI plc continues to operate under the regulatory requirements of numerous jurisdictions and organisations, including the Australian Securities Exchange (“ASX”), Australian Securities and Investments Commission (“ASIC”), the New York Stock Exchange (“NYSE”), the United States Securities and Exchange Commission (“SEC”), the Irish Takeovers Panel, and various other rulemaking bodies. The Company became Irish tax resident on 29 June 2010.

JHI plc was in a net current liability position of US$1.9 million and nil at 31 March 2020 and 2019, respectively. The Parent Company has minimal liabilities other than amounts owed to its wholly-owned subsidiaries and special purpose entity (collectively, the “Company” or the “Group”). These undertakings will not be repaid until all other debts are satisfied. In addition, the Group has cash reserves of US$144.4 million and US$365.4 million of available unused external loan facilities at 31 March 2020 which the Parent Company can access through an inter-company facility with its Treasury subsidiary. The directors are satisfied that the Parent Company will continue to generate adequate cash to meet all its obligations as they fall due. On this basis, and after making inquiries, the directors have reasonable expectations that the Parent Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Parent Company continues to adopt the going concern assumption in preparing the financial statements. These financial statements do not include any adjustments to the carrying amount or classification of assets and liabilities that would result if the Parent Company were unable to continue as a going concern.

FY 2020 Irish Statutory Accounts	43

James Hardie Industries plc
Notes to Company Financial Statements (continued)

These financial statements are prepared in accordance with FRS 101 ‘Reduced Disclosure Framework’ as issued by the Financial Reporting Council.

The following exemptions from the requirements of IFRS have been applied in the preparation of these financial statements, in accordance with FRS 101:

•
Paragraphs 45(b) and 46 to 52 of IFRS 2, ‘Share-based payment’ (details of the number and weighted-average exercise prices of share options, and how the fair value of goods or services received was determined)

•	IFRS 7, ‘Financial Instruments: Disclosures’ (equivalent disclosures present in the Group Accounts);

•	The following paragraphs of IAS 1, ‘Presentation of financial statements’:

(i)	10(d), (statement of cash flows)

(ii)
10(f) (a statement of financial position as at the beginning of the preceding period when an entity applies an accounting policy retrospectively or makes a retrospective restatement of items in its financial statements, or when it reclassifies items in its financial statements),

(iii)	16 (statement of compliance with all IFRS),

(iv)	38A (requirement for minimum of two primary statements, including cash flow statements),

(v)	111 (cash flow statement information), and

(vi)	134-136 (capital management disclosures)

•	IAS 7, ‘Statement of cash flows’

•
Paragraph 30 and 31 of IAS 8 ‘Accounting policies, changes in accounting estimates and errors’ (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued but is not yet effective)

•	Paragraph 17 of IAS 24, ‘Related party disclosures’ (key management compensation)

•	The requirements in IAS 24, ‘Related party disclosures’ to disclose related party transactions entered into between two or more members of a group.

•	IFRS 13, “Fair Value Measurement”

The Company has adopted IFRS 16 ‘Leases' (IFRS16) for the first time from 1 April 2019. This standard introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months unless the underlying asset is of low value. A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. There was no impact arising from the application of the new standard on either the current or preceding year financial information.

The Company has availed of the disclosure exemptions contained in FRS 101 on the basis that relevant, equivalent disclosures have been given in the group accounts of JHI plc. The group accounts of JHI plc are available to the public and can be obtained by accessing the Company’s FY2019 Annual Report on Form 20-F on the SEC’s website at www.sec.gov and on the Investor Relations area of the Company’s website at www.jameshardie.com.au.

The financial statements have been prepared on the going concern basis under the historical cost convention in accordance with the Companies Act 2014 and FRS 101. The accompanying balance sheet of James Hardie Industries plc is presented on a stand-alone basis, including related party transactions.

FY 2020 Irish Statutory Accounts	44

James Hardie Industries plc
Notes to Company Financial Statements (continued)

3.    Significant Accounting Policies

Investments
Financial fixed assets are stated at cost less provision for permanent diminution in value.

The carrying value of financial fixed assets is reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. Under IAS 36, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of net realisable value and value in use). Net realisable value is defined as the amount at which an asset could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realised on its eventual disposal.

Foreign currency translation
The financial statements are expressed in US dollars (“US$”), the functional currency of the Company. Transactions denominated in foreign currencies have been translated to US$ at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to US$ at the rates of exchange ruling at the balance sheet date. The resulting profits and losses are dealt with in the income statement.

Contingencies
The Company has guaranteed certain liabilities of group companies. Financial guarantees are recognised as financial liabilities at the date it becomes probable that the subsidiary company is no longer able to meet its obligations that gave rise to the guarantee issued by the Company.

Share based payments
The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted and is recognised as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award.

The financial effect of equity awards issued by the parent company to employees of subsidiary undertakings is recognised by the parent company in its individual financial statements. In particular, the parent company records an increase in its investment in subsidiaries with a credit to equity equivalent to the IFRS 2 cost in the subsidiary undertakings.

Statement of Comprehensive Income
In accordance with Section 304 of the Companies Act 2014, the Company is availing of the exemption from presenting the individual Statement of Comprehensive Income to the annual general meeting and from filing it with the Registrar of Companies. The Company’s profit for the financial year ended 31 March 2020 was US$155.7 million (2019: US$160.0 million).

FY 2020 Irish Statutory Accounts	45

James Hardie Industries plc
Notes to Company Financial Statements (continued)

Financial Instruments - Financial assets initial recognition and measurement

Financial assets are measured in accordance with IFRS 9 and are classified at initial recognition as financial assets at fair value through profit and loss. Management review the carrying value of financial fixed assets for impairment regularly or if circumstances indicate that the carrying amount may not be recoverable.

The Company’s financial assets comprise investments in Group companies and amounts due from Group undertakings.

Financial liabilities are measured in accordance with IFRS 9 and are classified at initial recognition as financial liabilities at fair value through profit and loss.

The Company’s financial liabilities comprise amounts owing to Group companies and trade payables.

Judgements and estimates
The preparation of financial statements require management to make judgements, estimates and assumptions that affect the amounts reported for assets and liabilities as at the balance sheet date and the amounts reported for revenues and expenses during the year. However, the nature of estimation means that actual outcomes could differ from those estimates.

Determining whether the Company’s investments in subsidiaries have been impaired requires estimations of the investments’ values in use. The value in use calculations require the entity to estimate the future cash flows expected to arise from the investments and suitable discount rates in order to calculate present values. The carrying value of the investments at 31 March 2020 was US$3,358.7 million and at 31 March 2019 was US$3,349.4 million, respectively, with no impairment recognised in 2020 or 2019.

4.    Employees and Directors

The average number of employees during the financial year was 3 employees (2019: 2 employees) (administrative).

The aggregate payroll costs of these persons were as follows:

	31 March 2020 US$ millions	31 March 2019 US$ millions
Wages and salaries	0.5	0.4
Directors' fees	0.2	0.2

Wages and salaries comprise of salaries and bonuses US$642,000 (2019: US$574,000), social security costs US$48,000 (2019: US$39,000), and pension costs US$20,000 (2019: US$17,000).

The Company operates a defined contribution pension scheme for its employees. Payments are recognised in the Statement of Comprehensive Income as they fall due and any contributions outstanding at the financial year end are included as an accrual in the Balance Sheet. The Company has no further payment obligations once the contributions have been paid.

FY 2020 Irish Statutory Accounts	46

James Hardie Industries plc
Notes to Company Financial Statements (continued)

5.    Financial Fixed Assets

	31 March 2020 US$ millions	31 March 2019 US$ millions
Shares in group companies	3,358.7	3,349.5
	3,358.7	3,349.5

Shares in group companies at 31 March 2020:

	Investment in Shares US$ millions	Capital Contribution US$ millions	Total US$ millions
At 31 March 2019, at cost	3,167.2	182.3	3,349.5
Additions and disposals
Capital contribution in respect of
share-based payment transactions	—	9.2	9.2
At 31 March 2020, at cost	3,167.2	191.5	3,358.7

Shares in group companies at 31 March 2019:

	Investment in Shares US$ millions	Capital Contribution US$ millions	Total US$ millions
At 31 March 2018, at cost	3,167.2	177.5	3,344.7
Additions and disposals
Capital contribution in respect of
share-based payment transactions	—	4.8	4.8
At 31 March 2019, at cost	3,167.2	182.3	3,349.5

In the opinion of the directors, the recoverable amount of the investments is not less than the carrying value.

The Company’s direct subsidiaries at 31 March 2020 are as follows:

	Country of		Holding
Subsidiary Company	Incorporation	Nature of Business	%
James Hardie International Group Ltd.	Ireland	Holding Company	100%
James Hardie Insurance Ltd.	Guernsey	Insurance Company	100%

Refer to Note 34 to the consolidated financial statements where the Company’s directly and indirectly wholly-owned subsidiaries are listed.

FY 2020 Irish Statutory Accounts	47

James Hardie Industries plc
Notes to Company Financial Statements (continued)

6.     Debtors
Amounts falling due within one year comprised the following:

	31 March 2020 US$ millions	31 March 2019 US$ millions

Amounts owed by group companies	4.3	7.3
Prepayments	0.5	0.3
VAT	0.1	0.1
	4.9	7.7

All amounts due from group companies are interest bearing and repayable on demand.

7.    Creditors

Amounts falling due within one year comprised the following:

	31 March 2020 US$ millions	31 March 2019 US$ millions
Trade creditors	0.2	0.9
Accruals	2.5	2.5
Amounts owed to group undertakings	4.2	4.5
	6.9	7.9

Amounts falling due after one year comprised the following:

	31 March 2020 US$ millions	31 March 2019 US$ millions
Other creditors	5.6	5.0
	5.6	5.0

Other creditors consist of share based liability awards payable to employees. The above balance is due within 2 to 4 years.

FY 2020 Irish Statutory Accounts	48

James Hardie Industries plc
Notes to Company Financial Statements (continued)

8.    Called-up Share Capital Presented as Equity

The Company’s authorised and called-up share capital at 31 March 2020 and 2019 are detailed in the table below:

	As of 31 March
	2020 Number	2019 Number
Authorised share capital:
Ordinary shares of €0.59 par value	2,000,000,000	2,000,000,000

Alloted and Fully Paid:
Allotted and fully paid at beginning of financial year	442,269,905	441,524,118
Issue in respect of share-based payment plans	874,835	745,787
Allotted and fully paid at end of financial year	443,144,740	442,269,905

In addition, refer to Note 18 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

9.    Reconciliation of Movement in Shareholders’ Funds

As at 31 March 2020

	Called-up share capital US$ millions	Capital redemption reserve US$ millions	Share premium US$ millions	Other reserves US$ millions	Profit and loss account US$ millions	Total US$ millions
Balance 31 March 2019	230.0	7.2	77.8	100.3	2,929.2	3,344.5
Profit for the financial year	—	—	—	—	155.7	155.7
Other comprehensive income	—	—	—	—	—	—
Total comprehensive income	—	—	—	—	155.7	155.7
Share-based payment transactions	0.6	—	—	9.7	—	10.3
Dividends paid	—	—	—		(159.3)	(159.3)
Balance 31 March 2020	230.6	7.2	77.8	110.0	2,925.6	3,351.2

FY 2020 Irish Statutory Accounts	49

James Hardie Industries plc
Notes to Company Financial Statements (continued)

As at 31 March 2019

	Called-up share capital US$ millions	Capital redemption reserve US$ millions	Share premium US$ millions	Other reserves US$ millions	Profit and loss account US$ millions	Total US$ millions
Balance 31 March 2018	229.5	7.2	77.8	88.3	2,945.9	3,348.7
Profit for the financial year	—	—	—	—	160.0	160.0
Other comprehensive income	—	—	—	—	—	—
Total comprehensive income	—	—	—	—	160.0	160.0
Share-based payment transactions	0.5	—	—	12.0	—	12.5
Dividends paid	—	—	—	—	(176.7)	(176.7)
Balance 31 March 2019	230.0	7.2	77.8	100.3	2,929.2	3,344.5

Movements in the Capital Redemption Reserve arise from the financial effect of the cancellation of treasury shares.

Movements in other reserves arise from the financial effect of equity awards issued by the Company, which also includes the IFRS 2 cost in respect of employees of subsidiary undertakings, reflected as an increase in the Company’s investment in subsidiary undertakings (see Note 10 below).
10.     Share-Based Payment Transactions
Share-based payment expense of US$9.2 million (2019: US$4.8 million) in respect of share-based payment transactions for the financial year ended 31 March 2020 included in Note 18 to the consolidated financial statements has been included as a capital contribution (see Note 5). Share-based payment expense directly attributable to the Company was US$0.5 million (2019: US$7.2 million).
11.    Commitments and Contingencies

At 31 March 2020, the Company has guaranteed certain liabilities of group entities as set forth below. The Company reviews the status of these guarantees at each reporting date and considers whether it is required to make a provision for payment on those guarantees based on the probability of the commitment being called.

Section 357 Guarantee

Pursuant to the provisions of Section 357 of the Companies Act 2014, the Company has guaranteed the commitments entered into, including amounts shown as liabilities in the statutory financial statements of its wholly-owned subsidiary undertakings James Hardie International Holdings Limited, James Hardie Holdings Limited, James Hardie Technology Holdings 1 Limited and James Hardie Technology Holdings 2 Limited for the financial year ended 31 March 2020 and has met the other conditions set out in that section and, as a result, such subsidiary undertakings have been exempted from the filing provisions of Section 357 of the Companies Act 2014.

FY 2020 Irish Statutory Accounts	50

James Hardie Industries plc
Notes to Company Financial Statements (continued)

AFFA

The Amended and Restated Final Funding Agreement (as amended from time to time, “AFFA”) was approved by shareholders in February 2007 to provide long-term funding to Asbestos Injuries Compensation Fund (“AICF”). The Company indirectly owns 100% of the Performing Subsidiary that funds AICF subject to the provisions of the AFFA. Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to AICF on an annual basis, depending on the group’s net operating cash flow.

Under the terms of the AFFA, the Company is the ultimate guarantor for payments due to be made by the Performing Subsidiary to AICF. This guarantee is only enforceable by AICF or the NSW Government in the event of any breach of the obligations of the Performing Subsidiary, a wind-up event or a reconstruction event. At 31 March 2020 and 2019, there is no indication that any such breach will occur and, accordingly, there is no liability recorded on the Company’s balance sheet at that date. Refer to Notes 2, 4 and 14 to the consolidated financial statements.

12.        Related Party Transactions

The Company has not disclosed any related party transactions as it has availed of the exemption available under the provisions of FRS 101 which exempts disclosure of transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by a member of that group.

13.    Subsequent Events

On 14 May 2020, Harold Wiens and Nigel Stein were appointed as a non-executive director of the Company.
14.    Auditor's Remuneration
Fees paid to the Company’s independent auditor for services provided for fiscal years ended 31 March 2020 and 2019 were as follows:

	Fiscal Years Ended 31 March
	2020	2019
(millions of US dollars)
Audit Fees	0.3	0.2
Audit-Related Fees	0.1	0.3
Audit remuneration to the independent auditor represents the audit remuneration in respect of the Irish statutory audit of the Irish Statutory Accounts. The auditor’s remuneration to the Independent registered public accounting firm disclosed in Note 29 to the consolidated financial statements represents the audit fee disclosures required for registrants of the SEC.

Audit Fees include the aggregate fees for professional services rendered by our independent auditor. Professional services include the audit of the annual financial statements and services that are normally provided in connection with statutory filings.

FY 2020 Irish Statutory Accounts	51

James Hardie Industries plc
Notes to Company Financial Statements (continued)

Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by the Company’s independent auditor.

15.     Approval of Financial Statements

The financial statements have been approved and authorised for issue by the Board of Directors of the Company.

FY 2020 Irish Statutory Accounts	52